As filed with the Securities and Exchange Commission on July 16, 1998
                                            Registration Statement No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                 ---------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                 ---------------
                              T CELL SCIENCES, INC.
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                          8091                    13-3191702
(State or Other Jurisdiction of   (Primary Standard Industrial     (I.R.S. Employer
 Incorporation or Organization)       Classification Code)       Identification No.)

         119 Fourth Avenue, Needham, Massachusetts 02494, (781) 433-0771 (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Office)

            UNA S. RYAN, Ph.D., President and Chief Executive Officer
 T Cell Sciences, Inc., 119 Fourth Avenue, Needham, Massachusetts 02494,
                                 (781) 433-0771
 (Name, Address, Including Zip Code and Telephone Number, Including Area Code,
                              of Agent for Service)
                                 ---------------
                                  Copies to:

       STUART M. CABLE, ESQ.              DAVID E. REDLICK, ESQ.
   Goodwin, Procter & Hoar LLP              Hale and Dorr LLP
Boston, Massachusetts 02109-2881             60 State Street
            (617) 570-1000             Boston, Massachusetts 02109
                                              (617) 526-6000

     Approximate date of commencement of proposed sale to the public: Upon consummation of the transactions described herein and from time to time after this registration statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                                                           Proposed Maximum
     Title of each Class of                 Amount to be           Proposed Maximum       Aggregate Offering         Amount of
   Securities to be Registered               Registered        Offering Price Per Share          Price           Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value (including
 associated Preferred Stock Purchase Rights)  16,000,000 (1)          $3.50                 $35,455,861 (2)        $3,874.82 (3)
------------------------------------------------------------------------------------------------------------------------------------
Warrants to purchase Common Stock              1,850,000               N/A                      N/A                    N/A


(1) Consists of (a) approximately 14,020,000 shares of Common Stock, $.001 par value, of T Cell Sciences, Inc. ("T Cell") issuable pursuant to the Agreement and Plan of Merger (the "Merger Agreement") by and among T Cell, TC Merger Corp. and Virus Research Institute, Inc. ("VRI") to the holders of currently outstanding shares of common stock of VRI, (b) approximately 150,000 shares of T Cell Common Stock issuable upon the exercise of currently outstanding VRI warrants that are being assumed by T Cell pursuant to the Merger Agreement and (c) approximately 1,830,000 shares of T Cell Common Stock issuable upon the exercise of the Warrants being registered hereunder and issued pursuant to the Merger Agreement.

(2) The proposed maximum aggregate offering price has been estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act and has been calculated pursuant to Rule 457(f) under the Securities Act. Pursuant to Rule 457(f)(1) under the Securities Act, the proposed maximum aggregate offering price is based on the market value of the securities to be received by T Cell and is calculated in accordance with Rule 457(c) under the Securities Act as: (a) $3.50, the average of the high and low sales prices per share of VRI common stock on July 9, 1998, as reported on the Nasdaq National Market, multiplied by (b) 10,130,246, the aggregate number of outstanding shares of VRI common stock (assuming the exercise of all VRI stock options and warrants).

(3) Representing the Registration Statement fee of $10,459.48, reduced by $6,584.66, which amount was previously paid by the Registrant with respect to the transaction described herein pursuant to Section 14(g) of the Securities Exchange Act of 1934, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                             T CELL SCIENCES, INC.
                               119 FOURTH AVENUE
                         NEEDHAM, MASSACHUSETTS 02494


                                 July 21, 1998


Dear T Cell Stockholder:


     A Special Meeting of the stockholders of T Cell Sciences, Inc. ("T Cell") will be held at 10:00 a.m. on August 21, 1998, at T Cell's headquarters, located at 119 Fourth Avenue, Needham, Massachusetts.


     At the Special Meeting, holders of shares of T Cell common stock will be asked to consider and vote upon a proposal to approve the issuance of shares of T Cell common stock and warrants to acquire shares of T Cell common stock pursuant to an Agreement and Plan of Merger, dated as of May 12, 1998 (the "Merger Agreement"), by and among T Cell, TC Merger Corp., a wholly-owned subsidiary of T Cell, and Virus Research Institute, Inc. ("VRI"). Pursuant to the Merger Agreement, TC Merger Corp. will be merged with and into VRI (the "Merger"), and VRI will become a wholly-owned subsidiary of T Cell. In the Merger, each outstanding share of VRI common stock will be converted into the right to receive 1.55 shares of T Cell common stock (including the associated rights to purchase shares of T Cell's Class C-1 Junior Participating Cumulative Preferred Stock) and 0.20 of a warrant to purchase one share of T Cell common stock. In addition, each outstanding option and warrant to purchase VRI common stock will be assumed by T Cell on terms described in the accompanying Joint Proxy Statement/Prospectus.


     At the Special Meeting, T Cell stockholders will also be asked to (i) approve an amendment to T Cell's Third Amended and Restated Certificate of Incorporation (the "T Cell Charter") to change the name of T Cell to AVANT Immunotherapeutics, Inc. and (ii) approve an amendment to the T Cell Charter to increase the number of authorized shares of T Cell common stock from 50,000,000 to 75,000,000.


     Your Board of Directors has carefully reviewed and considered the proposed amendments to the T Cell Charter and the terms and conditions of the Merger and has received the opinion of Lehman Brothers Inc., its financial advisor, that, as of May 12, 1998 and based on and subject to certain matters stated therein, the exchange ratio is fair to T Cell from a financial point of view. A copy of this opinion is attached as Annex C to the accompanying Joint Proxy Statement/Prospectus. THE BOARD OF DIRECTORS OF T CELL HAS DETERMINED THAT THE MERGER IS FAIR TO T CELL AND THAT THE MERGER AND THE PROPOSED AMENDMENTS TO THE T CELL CHARTER ARE IN THE BEST INTERESTS OF ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS HAS APPROVED THE MERGER AND THE PROPOSED AMENDMENTS TO THE T CELL CHARTER AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE AMENDMENTS TO THE T CELL CHARTER AND THE ISSUANCE OF SHARES OF T CELL COMMON STOCK AND WARRANTS TO ACQUIRE SHARES OF T CELL COMMON STOCK IN CONNECTION WITH THE MERGER.


     Your vote is important regardless of how many shares you own. Please take a few minutes now to review the accompanying Joint Proxy Statement/Prospectus and to sign and date your proxy and return it in the envelope provided. You may attend the meeting and vote in person even if you have previously returned your proxy.


                                              Yours sincerely,


                                              UNA S. RYAN, Ph.D.
                                              President and Chief Executive
                                              Officer

                             T CELL SCIENCES, INC.
                               119 FOURTH AVENUE
                               NEEDHAM, MA 02494


                 NOTICE OF SPECIAL MEETING OF THE STOCKHOLDERS


     NOTICE IS HEREBY GIVEN that a Special Meeting of the stockholders (the "Special Meeting") of T Cell Sciences, Inc., a Delaware corporation ("T Cell"), will be held at 10:00 a.m. on August 21, 1998, at T Cell's headquarters located at 119 Fourth Avenue, Needham, Massachusetts.


     The meeting is called for the purpose of considering and voting upon:


   1. A proposal to approve the issuance of shares of T Cell common stock, $.001 par value per share (including the associated rights to purchase shares of T Cell's Class C-1 Junior Participating Cumulative Preferred Stock), and warrants to acquire shares of T Cell common stock pursuant to an Agreement and Plan of Merger, dated as of May 12, 1998 (the "Merger Agreement"), by and among T Cell, TC Merger Corp., a wholly-owned subsidiary of T Cell, and Virus Research Institute, Inc. ("VRI"). A copy of the Merger Agreement is attached as Annex A to the Joint Proxy Statement/Prospectus accompanying this Notice.


   2. A proposal to approve an amendment to T Cell's Third Amended and Restated Certificate of Incorporation (the "T Cell Charter") to change the name of T Cell to AVANT Immunotherapeutics, Inc.


   3. A proposal to approve an amendment to the T Cell Charter to increase the number of authorized shares of T Cell common stock from 50,000,000 to 75,000,000.


   4. Matters incident to the conduct of the Special Meeting or any adjournments or postponements thereof.


     The proposed merger, the proposed amendments to the T Cell Charter and other related matters are more fully described in the attached Joint Proxy Statement/Prospectus and the Annexes thereto.


     The Board of Directors has fixed the close of business on July 14, 1998 as the record date for the determination of the stockholders entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. Only holders of record of T Cell's common stock on the record date are entitled to vote at the Special Meeting. A list of such stockholders will be available at the time and place of the meeting and, during the ten days prior to the meeting, at the office of the Secretary of T Cell at the above address.


     If you would like to attend the meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the meeting, you must obtain from the nominee a proxy issued in your name.


     You can ensure that your shares are voted at the meeting by signing and dating the enclosed proxy and returning it in the envelope provided. Sending in a signed proxy will not affect your right to attend the meeting and vote in person. You may revoke your proxy at any time before it is voted by notifying Norman W. Gorin, Secretary of T Cell, in writing, or by executing a subsequent proxy, which revokes your previously executed proxy.


     Whether or not you expect to attend, WE URGE YOU TO SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED.


                                              By Order of the Board of
                                              Directors

                                              Norman W. Gorin, Secretary


                                              Needham, Massachusetts
                                              July 21, 1998

                        VIRUS RESEARCH INSTITUTE, INC.
                               61 MOULTON STREET
                        CAMBRIDGE, MASSACHUSETTS 02138


                                 July 21, 1998


Dear VRI Stockholder:


     You are invited to attend a Special Meeting of the stockholders of Virus Research Institute, Inc. ("VRI"), to be held on August 21, 1998, at 10:00 a.m., at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts.


     At the Special Meeting, VRI stockholders will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of May 12, 1998 (the "Merger Agreement"), by and among T Cell Sciences, Inc. ("T Cell"), TC Merger Corp., a wholly-owned subsidiary of T Cell, and VRI. Pursuant to the Merger Agreement, VRI will be acquired by T Cell in a merger (the "Merger"), and VRI will become a wholly-owned subsidiary of T Cell. Each issued and outstanding share of VRI common stock will be converted into the right to receive 1.55 shares of T Cell common stock (including the associated rights to purchase shares of T Cell's Class C-1 Junior Participating Cumulative Preferred Stock) and 0.20 of a warrant to purchase one share of T Cell common stock. VRI stockholders will receive cash in lieu of any fractional shares or fractional warrants which would otherwise be issued in the Merger. In addition, each outstanding option and warrant to purchase VRI common stock will be assumed by T Cell on terms described in the accompanying Joint Proxy Statement/Prospectus. VRI stockholders have the right to dissent from the Merger and, if the Merger is consummated, have the fair value of their shares appraised in a judicial proceeding by submitting a written notice prior to the Special Meeting and following the other procedures described in the accompanying Joint Proxy Statement/Prospectus.


     Your Board of Directors has carefully reviewed and considered the terms and conditions of the Merger and has received the opinion of Hambrecht & Quist LLC, VRI's financial advisor, that, as of May 11, 1998 and based on and subject to certain matters stated therein, the consideration to be received by VRI stockholders in the Merger was fair from a financial point of view. A copy of that opinion is attached as Annex D to the accompanying Joint Proxy Statement/Prospectus. THE BOARD OF DIRECTORS OF VRI HAS DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF VRI STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.


     You should read carefully the accompanying Notice of Special Meeting of Stockholders and the Joint Proxy Statement/Prospectus for details of the Merger and additional related information.


     Whether or not you expect to attend the Special Meeting, it is very important that your shares be represented. Please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope. If you attend the Special Meeting, you may vote in person if you wish, even though you previously have returned your proxy card.


   Thank you and I look forward to seeing you at the Special Meeting.


                                              Sincerely,


                                              J. BARRIE WARD
                                              Chairman of the Board
                                              and Chief Executive Officer

                        VIRUS RESEARCH INSTITUTE, INC.
                               61 MOULTON STREET
                              CAMBRIDGE, MA 02138


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


     NOTICE IS HEREBY GIVEN that a Special Meeting of the stockholders (the "Special Meeting") of Virus Research Institute, Inc., a Delaware corporation ("VRI"), will be held at 10:00 a.m. on August 21, 1998, at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts.


     The meeting is called:


   1. To consider and vote upon a proposal to approve and adopt (i) the Agreement and Plan of Merger (the "Merger Agreement") dated as of May 12, 1998, by and among T Cell Sciences, Inc., a Delaware corporation ("T Cell"), TC Merger Corp., a Delaware corporation and a wholly-owned subsidiary of T Cell ("Merger Sub"), and VRI, pursuant to which, among other things, (a) Merger Sub will be merged with and into VRI, which will be the surviving corporation, and VRI will become a wholly-owned subsidiary of T Cell (the "Merger"), and (b) each outstanding share of common stock, par value $.001 per share, of VRI will be converted into the right to receive 1.55 shares of common stock, $.001 par value per share, of T Cell and 0.20 of a warrant to purchase one share of T Cell common stock, and (ii) the Merger.


   2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements of the Special Meeting.


     The proposed Merger and other related matters are more fully described in the attached Joint Proxy Statement/
Prospectus and the Annexes thereto.


     The Board of Directors has fixed the close of business on July 14, 1998 as the record date for the determination of the stockholders entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. Only holders of record of VRI's common stock on the record date are entitled to vote at the Special Meeting. A list of such stockholders will be available at the time and place of the meeting and, during the ten days prior to the meeting, at the offices of Hale and Dorr LLP.

     VRI stockholders entitled to vote at the Special Meeting have a right to dissent to the Merger and, if the Merger is consummated, have the fair value of their shares appraised in a judicial proceeding by complying with the provisions of Section 262 of the Delaware General Corporation Law ("Section 262"). A copy of Section 262 is attached as Annex E to the accompanying Joint Proxy Statement/Prospectus.


     If you would like to attend the meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the meeting, you must obtain from the nominee a proxy issued in your name.


     You can ensure that your shares are voted at the meeting by signing and dating the enclosed proxy and returning it in the envelope provided. Sending in a signed proxy will not affect your right to attend the meeting and vote in person. You may revoke your proxy at any time before it is voted by notifying William A. Packer, Secretary of VRI, in writing at the above address, or by executing a subsequent proxy, which revokes your previously executed proxy.


     Whether or not you expect to attend, WE URGE YOU TO SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED.


                                              By Order of the Board of
                                              Directors

                                              William A. Packer, Secretary


                                              Cambridge, Massachusetts
                                              July 21, 1998

                   SUBJECT TO COMPLETION, DATED JULY 16, 1998


                              T CELL SCIENCES, INC.
                                       AND
                         VIRUS RESEARCH INSTITUTE, INC.
                              JOINT PROXY STATEMENT

                              T CELL SCIENCES, INC.
                                   PROSPECTUS

     This Joint Proxy Statement and Prospectus ("Joint Proxy Statement/Prospectus") is being furnished to the holders of common stock, par value $.001 per share (the "T Cell Common Stock," which definition includes the associated rights to purchase shares of T Cell's Class C-1 Junior Participating Cumulative Preferred Stock (the "Preferred Stock Purchase Rights")), of T Cell Sciences, Inc., a Delaware corporation ("T Cell"), in connection with the solicitation of proxies by the Board of Directors of T Cell (the "T Cell Board") for use at a Special Meeting of Stockholders of T Cell to be held at T Cell's headquarters, located at 119 Fourth Avenue, Needham, Massachusetts on August 21, 1998 at 10:00 a.m., and at any and all adjournments or postponements thereof (the "T Cell Special Meeting"). At the T Cell Special Meeting, holders of T Cell Common Stock will be asked to consider and vote upon: (i) a proposal to approve the issuance of shares of T Cell Common Stock (including the associated rights to purchase shares of T Cell's Class C-1 Junior Participating Cumulative Preferred Stock) and warrants to purchase shares of T Cell Common Stock (each, a "T Cell Warrant" and collectively, the "T Cell Warrants") pursuant to an Agreement and Plan of Merger, dated as of May 12, 1998 (the "Merger Agreement"), by and among T Cell, TC Merger Corp., a Delaware corporation and a wholly-owned subsidiary of T Cell ("Merger Sub"), and Virus Research Institute, Inc, a Delaware corporation ("VRI"), a copy of which is attached as Annex A to this Joint Proxy Statement/Prospectus; (ii) a proposal to approve an amendment to T Cell's Third Amended and Restated Certificate of Incorporation (the "T Cell Charter") to change the name of T Cell to AVANT Immunotherapeutics, Inc. (the "T Cell Name Change"); (iii) a proposal to approve an amendment to the T Cell Charter to increase the number of authorized shares of T Cell Common Stock from 50,000,000 to 75,000,000 (the "T Cell Share Increase" and together with the T Cell Name Change, the "T Cell Charter Amendments"); and (iv) matters incident to the conduct of the T Cell Special Meeting or any adjournments or postponements thereof.

     This Joint Proxy Statement/Prospectus is also being furnished to the holders of VRI's common stock, $.001 par value per share (the "VRI Common Stock"), in connection with the solicitation of proxies by the Board of Directors of VRI (the "VRI Board") for use at a Special Meeting of Stockholders of VRI to be held at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts on August 21, 1998, at 10:00 a.m., and at any and all adjournments or postponements thereof (the "VRI Special Meeting" and, together with the T Cell Special Meeting, the "Special Meetings"). At the VRI Special Meeting, holders of VRI Common Stock will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement and the proposed merger of Merger Sub with and into VRI pursuant to the Merger Agreement (the "Merger) and to transact such other business as may properly come before the VRI Special Meeting or any adjournments or postponements thereof.

                                 --------------
  SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS
           WHICH SHOULD BE CONSIDERED BY T CELL AND VRI STOCKHOLDERS.
                                 --------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No person has been authorized to give any information or to make any representation not contained in or incorporated by reference into this Joint Proxy Statement/Prospectus, and, if given or made, such information or representation not contained herein or incorporated herein by reference must not be relied upon as having been authorized. This Joint Proxy Statement/Prospectus does not constitute an offer to sell, or the solicitation of an offer to purchase, any of the securities offered by this Joint Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to or from whom it is unlawful to make such offer or solicitation of an offer, or proxy solicitation in such jurisdiction. Neither the delivery of this Joint Proxy Statement/Prospectus nor the distribution of any securities hereunder shall under any circumstances create any implication that there has been no change in the information set forth herein or incorporated herein by reference since the date hereof.

     All information contained in this Joint Proxy Statement/Prospectus with respect to T Cell and Merger Sub has been provided by T Cell. All information contained in this Joint Proxy Statement/Prospectus with respect to VRI has been provided by VRI.

     A stockholder who has given a proxy in response to this proxy solicitation may revoke it at any time prior to its exercise. See "T Cell Special Meeting--Record Date," "T Cell Special Meeting--Voting Rights; Proxies," "VRI Special Meeting--Record Date" and "VRI Special Meeting--Voting Rights; Proxies."

     The date of this Joint Proxy Statement/Prospectus is July 21, 1998 and it is first being mailed or delivered to T Cell and VRI stockholders on or about that date.

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     This Joint Proxy Statement/Prospectus also constitutes the Prospectus of T Cell with respect to (i) the issuance by T Cell of 14,019,737 shares of T Cell Common Stock and 1,808,998 T Cell Warrants to stockholders of VRI, in connection with the proposed Merger, (ii) the issuance by T Cell of 129,555 shares of T Cell Common Stock and 16,716 T Cell Warrants upon the exercise of currently outstanding warrants to acquire shares of VRI Common Stock, which warrants (each, a "VRI Warrant" and collectively, the "VRI Warrants") are being assumed by T Cell on terms described in this Joint Proxy Statement/Prospectus, (iii) the issuance by T Cell of 1,825,714 shares of T Cell Common Stock upon the exercise of T Cell Warrants granted to (x) holders of VRI Common Stock in connection with the Merger and (y) holders of VRI Warrants upon the exercise of such VRI Warrants and (iv) the sale of 5,964,715 shares of T Cell Common Stock and 769,638 T Cell Warrants by certain stockholders of VRI who will receive such shares of T Cell Common Stock and T Cell Warrants in connection with the Merger and, with respect to 769,638 shares of T Cell Common Stock, upon the exercise by such stockholders of T Cell Warrants. T Cell Common Stock is traded on the Nasdaq National Market (the "Nasdaq") under the symbol "TCEL" and VRI Common Stock is traded on the Nasdaq under the symbol "VRII." On July 15, 1998, the closing sale prices of T Cell Common Stock and VRI Common Stock as reported on the Nasdaq were $2.50 per share and $3.25 per share, respectively.


     Pursuant to the Merger Agreement, each outstanding share of VRI Common Stock (other than shares owned by VRI as treasury stock or by its subsidiaries or by T Cell or its subsidiaries, all of which shall be canceled) will be converted into the right to receive (i) 1.55 shares of T Cell Common Stock (the "Common Stock Exchange Ratio") and (ii) 0.20 of a T Cell Warrant to purchase one share of T Cell Common Stock (one whole T Cell Warrant being required to purchase one share of T Cell Common Stock) (the "Warrant Exchange Ratio" and, together with the Common Stock Exchange Ratio, the "Exchange Ratio"). See "The Merger Agreement--Merger Consideration." Based upon the number of issued and outstanding shares of VRI Common Stock as of July 14, 1998, T Cell would, in connection with the Merger, issue to holders of VRI Common Stock (x) approximately 14,019,737 shares of T Cell Common Stock, representing approximately 33.0% of the issued and outstanding shares of T Cell Common Stock following the consummation of the Merger and (y) 1,808,998 T Cell Warrants to purchase 1,808,998 shares of T Cell Common Stock, which, if fully exercised, would result in the former holders of VRI Common Stock receiving approximately 35.7% of the issued and outstanding T Cell Common Stock as of the consummation of the Merger. In addition, T Cell would assume the VRI Warrants and the issued and outstanding options to acquire shares of VRI Common Stock (each, a "VRI Stock Option" and collectively, the "VRI Stock Options), which following the Merger, would be exercisable for approximately 1,682,142 shares of T Cell Common Stock and 40,983 T Cell Warrants. If the VRI Stock Options, the VRI Warrants and the T Cell Warrants were fully exercised immediately following the consummation of the Merger, the former holders of VRI Common Stock would own approximately 38.1% of the issued and outstanding shares of T Cell Common Stock (assuming 28,466,280 shares of T Cell Common Stock were issued and outstanding immediately prior to such exercises). See "The Merger Agreement--VRI Stock Options" and "The Merger Agreement--VRI Warrants."


     Cash will be paid for fractional shares of T Cell Common Stock ("Fractional Shares") and for fractional T Cell Warrants ("Fractional Warrants") which would otherwise be issued in the Merger. The Merger is intended to qualify as a tax-free reorganization; however, holders of VRI Common Stock will recognize gain, but not loss, on the receipt of cash in lieu of Fractional Shares and/or Fractional Warrants.


     Upon consummation of the Merger, VRI will be a wholly-owned subsidiary of T Cell. Consummation of the Merger is subject to various conditions, including the approval and adoption of the Merger Agreement and the Merger by the holders of a majority of the issued and outstanding shares of VRI Common Stock at the VRI Special Meeting, and the approval of the issuance of shares of T Cell Common Stock and T Cell Warrants in connection with the Merger at the T Cell Special Meeting by the affirmative vote of a majority of the total votes cast in person or by proxy (assuming the existence of a quorum). Holders of approximately 34.5% of the issued and outstanding VRI Common Stock as of the date of the Merger Agreement have agreed to vote in favor of the approval and adoption of the Merger Agreement and the Merger and have granted T Cell an irrevocable proxy to vote their shares of VRI Common Stock in accordance therewith. See "Other Agreements--Proxy Agreements."


     Holders of VRI Common Stock (other than those holders who granted T Cell an irrevocable proxy to vote their shares of VRI Common Stock at the VRI Special Meeting) have the right to dissent from the Merger and, if the Merger is consummated, have the fair value of their shares appraised in a judicial proceeding by submitting a written notice to VRI prior to the VRI Special Meeting and following the other procedures described under "The Merger--Appraisal Rights." The exercise of appraisal rights by certain holders will have no effect on the per share merger consideration to be received by other holders of VRI Common Stock.

                                TABLE OF CONTENTS




                                                                           PAGE
                                                                          -----
AVAILABLE INFORMATION ...................................................   1
INCORPORATION OF DOCUMENTS BY REFERENCE .................................   1

SUMMARY .................................................................   2
   The Companies ........................................................   2
   The Meetings .........................................................   2
   The Merger ...........................................................   4
   Comparative Rights of Stockholders ...................................   8
   Comparative Market Data ..............................................   9
   T Cell Selected Historical Financial Data ............................  10
   VRI Selected Historical Financial Data ...............................  11
   Unaudited Selected Pro Forma Combined Financial Data .................  12
   Comparative Per Share Data ...........................................  13

RISK FACTORS ............................................................  14
   Risk Factors Regarding the Merger ....................................  14
   Risk Factors Regarding T Cell ........................................  14
   Risk Factors Regarding VRI ...........................................  18

INTRODUCTION ............................................................  26

T CELL SPECIAL MEETING ..................................................  26
   Purpose of the T Cell Special Meeting ................................  26
   Record Date ..........................................................  27
   Quorum ...............................................................  27
   Required Vote ........................................................  27
   Voting Rights; Proxies ...............................................  27
   Solicitation of Proxies ..............................................  28

THE T CELL CHARTER AMENDMENTS ...........................................  28
   The T Cell Name Change ...............................................  28
   The T Cell Share Increase ............................................  28

VRI SPECIAL MEETING .....................................................  29
   Purpose of the VRI Special Meeting ...................................  29
   Record Date ..........................................................  30
   Quorum ...............................................................  30
   Required Vote ........................................................  30
   Voting Rights; Proxies ...............................................  30
   Solicitation of Proxies ..............................................  31

THE MERGER ..............................................................  31
   General ..............................................................  31
   Background of the Merger .............................................  32
   Recommendation of the Board of Directors of T Cell;
      Reasons for the Merger ..............................................35
   Recommendation of the Board of Directors of VRI;
      Reasons for the Merger ..............................................36
   Opinion of T Cell's Financial Advisor ................................  37
   Opinion of VRI's Financial Advisor ...................................  41
   Interests of Certain Persons in the Merger ...........................  47
   Certain United States Federal Income Tax Consequences ................  47
   Accounting Treatment .................................................  48
   Certain Regulatory Matters ...........................................  49
   Resale of T Cell and VRI Common Stock ................................  49
   Nasdaq Listing .......................................................  49

                                       (i)

                                                                           PAGE
                                                                           -----
   Dividends ............................................................  49
   Appraisal Rights .....................................................  49
   Fees and Expenses ....................................................  52

THE MERGER AGREEMENT ....................................................  52
   Merger Consideration .................................................  52
   VRI Stock Options ....................................................  53
   VRI Warrants .........................................................  53
   Effective Time .......................................................  54
   Conversion of Shares; Procedures for Exchange of Certificates ........  54
   Indemnification ......................................................  55
   Acquisition Proposals ................................................  56
   Conduct of Business ..................................................  56
   Conditions to the Merger .............................................  58
   Representations and Warranties .......................................  59
   Termination; Termination Fees ........................................  60
   Amendments ...........................................................  61

OTHER AGREEMENTS ........................................................  61
   Proxy Agreements .....................................................  61
   Ward Employment Agreement ............................................  62

COMPARATIVE MARKET DATA AND DIVIDENDS ...................................  63
   T Cell ...............................................................  63
   VRI ..................................................................  63
   Post-Merger Dividend Policy ..........................................  64

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION ............  64

DESCRIPTION OF T CELL ...................................................  70
   General ..............................................................  70
   Therapeutic Drug Discovery Programs ..................................  70
   Diagnostic Business ..................................................  72
   Patents and Proprietary Rights .......................................  73

DESCRIPTION OF VRI ......................................................  74
   General ..............................................................  74
   Vaccine Overview .....................................................  74
   VRI Vaccine and Immunotherapeutic Delivery Systems ...................  76
   Strategy .............................................................  77
   Collaborative Agreements .............................................  78
   Product Development Programs .........................................  79
   Competition ..........................................................  80
   Manufacturing ........................................................  81
   Marketing ............................................................  81
   Patents, Licenses and Proprietary Rights .............................  81
   Government Regulation ................................................  83
   Product Liability ....................................................  84
   Human Resources ......................................................  84
   Properties ...........................................................  84
   Legal Proceedings ....................................................  84
   VRI's Executive Officers and Directors ...............................  85
   Selected Financial Data ..............................................  87
   Management's Discussion and Analysis of Financial Condition
      and Results of Operations .........................................  88
   Results of Operations ................................................  88

                                      (ii)

                                                                         PAGE
                                                                         ----
   Liquidity and Capital Resources .....................................  89
   Compensation of Executive Officers ..................................  90
   Certain Relationships and Related Transactions ......................  91
   Security Ownership of Management and Certain Beneficial Owners ......  93

DESCRIPTION OF THE T CELL WARRANTS .....................................  94
   General .............................................................  94
   Exercise of the T Cell Warrants .....................................  94
   Antidilution Provisions .............................................  95
   No Stock Rights .....................................................  95

COMPARATIVE RIGHTS OF STOCKHOLDERS .....................................  95


RESALES OF SECURITIES ..................................................  98

LEGAL MATTERS .......................................................... 100

EXPERTS ................................................................ 100

STOCKHOLDER PROPOSALS .................................................. 100

OTHER MATTERS .......................................................... 101

INDEX TO FINANCIAL STATEMENTS .......................................... F-1

Annexes:
   A. Agreement and Plan of Merger ..................................... A-1
   B. Common Stock Purchase Warrant Provisions ......................... B-1
   C. Opinion of T Cell's Financial Advisor, Lehman Brothers Inc. ...... C-1
   D. Opinion of VRI's Financial Advisor, Hambrecht & Quist LLC ........ D-1
   E. Section 262 of the Delaware General Corporation Law .............. E-1



                                      (iii)

                              AVAILABLE INFORMATION

     T Cell and VRI are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and may be available at the following Regional Offices of the Commission: the Midwest Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and the Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Each of T Cell and VRI makes filings of reports, proxy statements and other information pursuant to the Exchange Act with the Commission electronically, and such materials may be inspected and copied at the Commission's Web site (http://www.sec.gov). In addition, material filed by T Cell and VRI can be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1935 K Street, N.W., Washington, D.C. 20006.

     This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4 and exhibits relating thereto, including any amendments (the "Registration Statement"), of which this Joint Proxy Statement/Prospectus is a part, and which T Cell has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Such additional information may be obtained from the Commission upon payment of prescribed rates. Reference is made to such Registration Statement for further information with respect to T Cell and the securities of T Cell offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and, while such summaries contain the material provisions of such documents, each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission or attached as an annex hereto.


                    INCORPORATION OF DOCUMENTS BY REFERENCE

     T Cell hereby incorporates by reference into this Joint Proxy Statement/Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act: (i) T Cell's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by T Cell's Annual Report Amendment on Form 10-K/A, (ii) T Cell's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and (iii) the description of the T Cell Common Stock contained in T Cell's Registration Statement on Form 8-A, filed September 22, 1986, including all amendments and reports updating such description.

     In addition, all reports and other documents filed by T Cell pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the T Cell Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein (in the case of any statement in an incorporated document filed with the Commission prior to the date of this Joint Proxy Statement/Prospectus) or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY ANY PERSON TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, INCLUDING ANY BENEFICIAL OWNER, TO T CELL SCIENCES, INC., 119 FOURTH AVENUE, NEEDHAM, MASSACHUSETTS 02494, ATTENTION: NORMAN W. GORIN, SECRETARY (TELEPHONE NO. (781) 433-3175). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BEFORE AUGUST 14, 1998.

                                     SUMMARY

     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus and the Annexes hereto. This summary does not contain a complete statement of all material information relating to the Merger Agreement and the Merger and is subject to, and is qualified in its entirety by, the more detailed information and financial statements contained elsewhere or incorporated by reference in this Joint Proxy Statement/Prospectus. Stockholders of T Cell and VRI should read carefully this Joint Proxy Statement/Prospectus in its entirety. Certain capitalized terms used in this summary are defined elsewhere in this Joint Proxy Statement/Prospectus.

     This Joint Proxy Statement/Prospectus includes forward-looking statements which reflect T Cell's or VRI's current views with respect to future events and financial performance. Such statements are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," and similar expressions identify forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed in any such forward-looking statements. These risks include, but are not limited to, those set forth under the section in this Joint Proxy Statement/Prospectus entitled "Risk Factors.


The Companies

     T Cell Sciences, Inc. T Cell Sciences, Inc. is a biopharmaceutical company engaged in the discovery and development of innovative pharmaceuticals targeting certain diseases of the immune, inflammatory and cardiovascular systems. T Cell's lead therapeutic program is focused on developing compounds that inhibit the inappropriate activation of the complement cascade, which is a vital part of the body's immune defense system. T Cell is also engaged in the discovery and development of T cell activation inhibitors for the prevention of transplant rejection and autoimmune diseases, and a vaccine for the management of atherosclerosis.

     The executive offices of T Cell are located at 119 Fourth Avenue, Needham, Massachusetts 02494, and T Cell's telephone number is (781) 433-0771.

     Virus Research Institute, Inc. Virus Research Institute, Inc. is engaged in the discovery and development of (i) systems for the delivery of vaccines and immunotherapeutics and (ii) novel vaccines. VRI is developing a portfolio of vaccine and immunotherapeutic delivery systems designed to improve the efficacy, lower the cost of administration, and improve patient compliance for a variety of vaccine and immunotherapeutic products. VRI and certain collaborators are currently applying its vaccine delivery systems to develop vaccines for the prevention of influenza, Lyme disease, respiratory syncytial virus ("RSV"), and H. pylori infections. VRI and a collaborator are developing an oral human rotavirus vaccine, and VRI alone is developing a proprietary vaccine for the prevention of genital herpes. VRI is also engaged in the research and development of Therapore, a novel system for the delivery of immunotherapeutics for persistent viral infections and certain cancers.

     The executive offices of VRI are located at 61 Moulton Street, Cambridge, Massachusetts 02138, and VRI's telephone number is (617) 864-6232.


The Meetings

     Time, Place and Date. The T Cell Special Meeting will be held at T Cell's headquarters, located at 119 Fourth Avenue, Needham, Massachusetts on August 21, 1998, at 10:00 a.m.

     The VRI Special Meeting will be held at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts on August 21, 1998, at 10:00 a.m.

     The T Cell Special Meeting. At the T Cell Special Meeting, holders of T Cell Common Stock will consider and vote upon (i) the issuance of T Cell Common Stock and T Cell Warrants in connection with the Merger Agreement (the "T Cell Share Proposal") and (ii) the T Cell Charter Amendments. Holders of T Cell Common Stock may also consider and vote upon matters incident to the conduct of the T Cell Special Meeting.

     The approval of the T Cell Share Proposal is required by the rules of the Nasdaq because the number of shares of T Cell Common Stock that would be issued in the Merger exceeds 20% of the number of shares of T Cell Common Stock that would be outstanding immediately before the closing of the Merger. The approval of the T Cell Share Proposal is a condition to the obligation of T Cell, Merger Sub and VRI to consummate the Merger.

     Stockholder approval of the T Cell Charter Amendments is required by the General Corporation Law of the State of Delaware (the "DGCL") before the T Cell Charter Amendments may become effective.

     The holders of T Cell Common Stock are not required by the DGCL, Nasdaq rules or otherwise to adopt the Merger Agreement or approve the Merger, and holders of T Cell Common Stock will not be asked to consider or vote upon any proposal for such purpose.

     THE BOARD OF DIRECTORS OF T CELL HAS APPROVED THE T CELL CHARTER AMENDMENTS AND THE T CELL SHARE PROPOSAL AND RECOMMENDS THAT T CELL STOCKHOLDERS VOTE FOR APPROVAL OF THE T CELL CHARTER AMENDMENTS AND THE T CELL SHARE PROPOSAL. SEE "THE MERGER--BACKGROUND OF THE MERGER," "THE
MERGER--RECOMMENDATION OF THE BOARD OF DIRECTORS OF T CELL; REASONS FOR THE MERGER" AND "THE T CELL CHARTER AMENDMENTS."

     The VRI Special Meeting. At the VRI Special Meeting, holders of VRI Common Stock will consider and vote upon a proposal (the "VRI Merger Proposal") to approve and adopt (i) the Merger Agreement, pursuant to which, among other things, (a) Merger Sub will be merged with and into VRI, which will be the surviving corporation (the "Surviving Corporation"), and VRI will become a wholly-owned subsidiary of T Cell and (b) each outstanding share of VRI Common Stock will be converted into the right to receive 1.55 shares of T Cell Common Stock and 0.20 of a T Cell Warrant to purchase one share of T Cell Common Stock, and (ii) the Merger. Holders of VRI Common Stock may also transact such other business as may properly come before the VRI Special Meeting or any adjournments or postponements thereof.

     THE BOARD OF DIRECTORS OF VRI HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT VRI STOCKHOLDERS VOTE FOR THE VRI MERGER PROPOSAL. SEE "THE MERGER--BACKGROUND OF THE MERGER," "THE MERGER-- RECOMMENDATION OF THE BOARD OF DIRECTORS OF VRI; REASONS FOR THE MERGER" AND "THE MERGER--INTERESTS OF CERTAIN PERSONS IN THE MERGER."

     T Cell Votes Required; Quorum; Record Date. The presence in person or by proxy of holders representing a majority of the voting power of the T Cell Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the T Cell Special Meeting. The T Cell Share Proposal will require approval by the affirmative vote of a majority of the total votes cast in person or by proxy (assuming the existence of a quorum). Approval of the T Cell Charter Amendments requires the affirmative vote of a majority of the issued and outstanding shares of T Cell Common Stock entitled to vote thereon at the T Cell Special Meeting. Holders of T Cell Common Stock are entitled to one vote per share. Only holders of T Cell Common Stock at the close of business on July 14, 1998 (the "T Cell Record Date") will be entitled to notice of and to vote at the T Cell Special Meeting. As of the T Cell Record Date, there were 28,466,280 shares of T Cell Common Stock issued and outstanding. As of the T Cell Record Date, the directors and executive officers of T Cell and their affiliates beneficially owned as a group approximately 4.2% of the outstanding shares of T Cell Common Stock, representing in the aggregate approximately 4.2% of the voting power of the outstanding T Cell Common Stock on such date. Such directors and executive officers of T Cell have indicated to T Cell that they and their affiliates presently intend to vote all such shares in favor of the T Cell Share Proposal and the T Cell Charter Amendments.

     VRI Votes Required; Record Date. The VRI Merger Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of VRI Common Stock. Holders of VRI Common Stock are entitled to one vote per share. Only holders of VRI Common Stock at the close of business on July 14, 1998 (the "VRI Record Date") will be entitled to notice of and to vote at the VRI Special Meeting. As of the VRI Record Date there were 9,044,992 shares of VRI Common Stock issued and outstanding.

     HealthCare Ventures II, L.P. ("HCV II"), HealthCare Ventures III, L.P. ("HCV III"), HealthCare Ventures IV, L.P. ("HCV IV") (HCV II, HCV III and HCV
IV are referred to collectively herein as the "HealthCare Ventures"), Axiom Venture Partners, L.P. ("Axiom"), J. Barrie Ward, William A. Packer, John W. Littlechild and Alan M. Mendelson (together, the "Principal VRI Stockholders") own, in the aggregate, 3,124,934 shares of VRI Common Stock, representing approximately 34.5% of the VRI Common Stock entitled to vote at the VRI Special Meeting. Pursuant to Proxy Agreements, dated as of May 12, 1998, by and among T Cell, Merger Sub and each of the Principal VRI Stockholders ("the Proxy Agreements"), the Principal VRI Stockholders have agreed, among other things, to vote in favor of the VRI Merger Proposal and have granted T Cell an irrevocable proxy to vote their shares of VRI Common Stock in accordance therewith. See "Other Agreements--Proxy Agreements." As of the VRI Record Date, the directors and executive officers of VRI and their affiliates (excluding the Principal VRI Stockholders) owned as a group approximately 0.4% of the outstanding shares of VRI Common Stock. Such directors and executive officers of VRI have indicated to VRI that they and their affiliates presently intend to vote all such shares in favor of the VRI Merger Proposal. See "Description of VRI--Security Ownership of Management and Certain Beneficial Owners."

     Change of Vote. T Cell stockholders who have executed a proxy may revoke the proxy at any time prior to its exercise at the T Cell Special Meeting by giving written notice to Norman W. Gorin, Secretary of T Cell, by signing and returning a later dated proxy or by voting in person at the T Cell Special Meeting. VRI stockholders (other than the Principal VRI Stockholders) who have executed a proxy may revoke the proxy at any time prior to its exercise at the VRI Special Meeting by giving written notice to William A. Packer, Secretary of VRI, by signing and returning a later dated proxy or by voting in person at the VRI Special Meeting. ACCORDINGLY, STOCKHOLDERS OF T CELL OR VRI WHO HAVE EXECUTED AND RETURNED PROXY CARDS IN ADVANCE OF THE T CELL SPECIAL MEETING OR THE VRI SPECIAL MEETING, RESPECTIVELY, MAY CHANGE THEIR VOTE AT ANY TIME PRIOR TO THE VOTE AT THE RESPECTIVE MEETINGS.


The Merger

     General. Pursuant to the Merger Agreement, Merger Sub will be merged with and into VRI and VRI will become a wholly-owned subsidiary of T Cell.

     Merger Consideration. Pursuant to the Merger Agreement, each outstanding share of VRI Common Stock (other than shares owned by VRI as treasury stock or by its subsidiaries or by T Cell or its subsidiaries, all of which shall be canceled) will be converted into the right to receive (i) 1.55 shares of T Cell Common Stock and (ii) 0.20 of a T Cell Warrant to purchase one share of T Cell Common Stock (one whole T Cell Warrant being required to purchase one share of T Cell Common Stock). See "The Merger Agreement--Merger Consideration." Based upon the number of issued and outstanding shares of VRI Common Stock as of July 14, 1998, T Cell would, in connection with the Merger, issue to holders of VRI Common Stock (x) approximately 14,019,737 shares of T Cell Common Stock, representing approximately 33.0% of the issued and outstanding shares of T Cell Common Stock following the consummation of the Merger and (y) 1,808,998 T Cell Warrants to purchase 1,808,998 shares of T Cell Common Stock, which, if fully exercised, would result in the former holders of VRI Common Stock receiving approximately 35.7% of the issued and outstanding T Cell Common Stock as of the consummation of the Merger. In addition, T Cell would assume VRI Warrants and options to purchase shares of VRI Common Stock, which following the Merger, would be exercisable for approximately 1,682,142 shares of T Cell Common Stock and 40,983 T Cell Warrants. If the assumed options to purchase shares of VRI Common Stock, the VRI Warrants and the T Cell Warrants issued upon the exercise thereof are fully exercised, the former holders of VRI Common Stock would receive approximately 38.1% of the issued and outstanding shares of T Cell Common Stock as of the consummation of the Merger. See "The Merger Agreement--VRI Stock Options" and "The Merger Agreement--VRI Warrants."

     If prior to the Effective Time the issued and outstanding shares of T Cell Common Stock or VRI Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other change in T Cell's or VRI's capitalization (a "Recapitalization"), then an appropriate and proportionate adjustment will be made to the Common Stock Exchange Ratio and Warrant Exchange Ratio so that each holder of VRI Common Stock outstanding immediately prior to the Effective Time will receive pursuant to the terms of the Merger Agreement the equivalent equity interest in T Cell that such VRI stockholder would have received had no such Recapitalization occurred.

     Exchange of Certificates. Promptly after the filing of a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware (the time of such filing being the "Effective Time"), State Street Bank and Trust Company, as exchange agent for the Merger (the "Exchange Agent"), will send a transmittal letter to each holder of record of VRI Common Stock. The transmittal letter will contain instructions with respect to the surrender of certificates representing VRI Common Stock to be exchanged for T Cell Common Stock and T Cell Warrants. See "The Merger Agreement--Conversion of Shares; Procedures For Exchange of Certificates."

     VRI STOCKHOLDERS SHOULD NOT FORWARD CERTIFICATES FOR VRI COMMON STOCK TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. VRI STOCKHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Conditions to the Merger; Termination; Fees. The obligations of T Cell, Merger Sub and VRI to consummate the Merger are subject to various conditions, including but not limited to:

   (i)        obtaining requisite stockholder approvals;

   (ii) the absence of any preliminary or permanent injunction or other order by any court or governmental authority of competent jurisdiction preventing the consummation of the Merger;

   (iii)      the effectiveness of the Registration Statement;

   (iv) the approval for listing on the Nasdaq, subject to official notice of issuance, of the T Cell Common Stock to be issued in connection with the Merger and upon the exercise of the T Cell Warrants;

   (v) enlargement and reconstitution of the T Cell Board of Directors in accordance with the terms of the Merger Agreement;

   (vi) the receipt by each of T Cell and VRI from their respective financial advisors of information regarding the valuation of the merger consideration;

   (vii) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if applicable;

   (viii) the veracity of the representations and warranties set forth in the Merger Agreement, except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a material adverse effect on the party to whom such representation and warranties were made;

   (ix) the receipt of all required governmental consents, authorizations, orders and approvals and the filing of all required filings or registrations with governmental authorities, except where the failure to take such action would not have a material adverse effect on the party failing to satisfy such conditions; and

   (x) receipt of opinions of counsel as to the tax-free treatment of the Merger. See "The Merger Agreement--Conditions to the Merger."


     The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of VRI or T Cell:

   (i)        by mutual written consent of T Cell and VRI;

   (ii) by either T Cell or VRI, if any United States federal or state court of competent jurisdiction or other governmental entity shall have issued a final order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable, provided that the party seeking to terminate shall have used its reasonable best efforts to appeal such order, decree, ruling or other action;

   (iii) by either T Cell or VRI, if the Merger shall not have been consummated on or before October 31, 1998 (the "Drop Dead Date") (other than due to the failure of the party seeking to terminate the Merger Agreement to perform any of its material obligations under the Merger Agreement required to be performed at or prior to the Effective Time);

   (iv) by T Cell, if VRI shall have (A) withdrawn, modified or amended in any respect adverse to T Cell or Merger Sub its approval or recommendation to the stockholders of VRI for adoption of the Merger Agreement and approval of the Merger, (B) failed to include such recommendation in this Joint Proxy Statement/Prospectus, (C) recommended any acquisition proposal from a person other than T Cell or Merger Sub, (D) publicly expressed no opinion and remained neutral toward any acquisition proposal, or (E) resolved or agreed to do any of the foregoing, provided that in any such case, VRI shall pay T Cell the Termination Fee (as defined below) in accordance with the terms of the Merger Agreement;

   (v) by VRI, if the VRI Board determines in good faith, after consultation with and based on the advice of VRI legal counsel, that such action is necessary in order for the VRI Board to comply with the directors' fiduciary duties to stockholders under applicable law and the VRI Board authorizes or desires to authorize VRI to execute an agreement (a "Superior Proposal Agreement") providing for a Superior Proposal (as defined in the Merger Agreement), provided that VRI has, immediately prior to the termination of the Merger Agreement and/or the execution of such Superior Proposal Agreement, paid the Termination Fee (as defined below) in accordance with the terms of the Merger Agreement;

   (vi) by VRI, if T Cell or Merger Sub has failed to perform in any material respect any of its obligations required to be performed by them under the Merger Agreement and such failure continues for more than 30 days after notice thereof unless failure to so perform has been caused by or results from a breach of the Merger Agreement by VRI;

   (vii) by T Cell, if VRI shall have failed to perform in any material respect any of its obligations required to be performed by it under the Merger Agreement and such failure continues for more than 30 days after notice unless failure to so perform has been caused by or results from a breach of the Merger Agreement by T Cell or Merger Sub; and

   (viii) by VRI, if T Cell shall have (A) withdrawn, modified or amended in any respect adverse to VRI its approval or recommendation to the stockholders of T Cell for approval of the issuance of T Cell Common Stock and T Cell Warrants in the Merger pursuant to the Merger Agreement, or (B) failed to include such recommendation in this Joint Proxy Statement/Prospectus, provided that in such case T Cell shall pay VRI its out-of-pocket expenses in accordance with the terms of the Merger Agreement.

     In the event VRI terminates the Merger Agreement pursuant to item (v) above, or T Cell or Merger Sub terminates the Merger Agreement based on item
(iv) above, VRI is required to pay T Cell an amount (the "Termination Fee") in cash equal to the sum of (i) $2,750,000, plus (ii) all documented reasonable out-of-pocket expenses actually incurred by T Cell and Merger Sub prior to such termination in connection with the negotiation and preparation of the Merger Agreement and the transactions, consents and filings contemplated thereby, including, but not limited to, all attorneys' and accountants' fees and expenses, filing fees, printing expenses, and expenses incurred by T Cell and Merger Sub in connection with this (x) Joint Proxy Statement/Prospectus, (y) the Registration Statement and (z) the New Warrants Shelf, the Old Warrants Shelf and the Resale Shelf (as each such term is defined in the Merger Agreement); provided, however, that the aggregate amount of expenses required to be reimbursed by VRI pursuant to the terms of the Merger Agreement described in this paragraph shall not exceed $600,000.

     In the event that VRI terminates the Merger Agreement pursuant to item
(viii) above, T Cell shall immediately pay VRI an amount in cash equal to VRI's documented reasonable out-of-pocket fees and expenses actually incurred by it prior to such termination in connection with the negotiation and preparation of the Merger Agreement and the transactions, consents and filings contemplated thereby, including, but not limited to, all attorneys' and accountants' fees and expenses, filing fees, printing expenses and expenses incurred by VRI in connection with this Joint Proxy Statement/Prospectus; provided, however, that the aggregate amount of expenses required to be reimbursed by T Cell pursuant to the terms of the Merger Agreement described in this paragraph shall not exceed $600,000.

     Nasdaq Listing. It is a condition to the consummation of the Merger that
(i) the shares of T Cell Common Stock, together with the Preferred Stock Rights, to be issued in connection with the Merger and (ii) the shares of T Cell Common Stock issuable upon the exercise of T Cell Warrants be approved for listing on the Nasdaq, subject to official notice of issuance.

     Dividends. Neither T Cell nor VRI has ever paid dividends on the T Cell Common Stock and the VRI Common Stock, respectively. Future dividends will be determined by the T Cell Board in light of the earnings and financial condition of T Cell and its subsidiaries and other factors. The T Cell Board does not anticipate the payment of dividends by T Cell in the foreseeable future. See "Comparative Per Share Prices and Dividends--Post-Merger Dividend Policy."

     Appraisal Rights.  Pursuant to the DGCL, any holder of VRI Common Stock
(i) who files a demand for appraisal in writing prior to the vote taken at the VRI Special Meeting, (ii) whose shares are not voted in favor of the VRI Merger Proposal and (iii) who follows certain other procedural requirements, if the Merger is consummated, shall be entitled to appraisal rights under Section 262 of the DGCL ("Section 262"). See "The Merger--Appraisal Rights." The Principal VRI Stockholders, pursuant to the Proxy Agreements, have effectively waived their appraisal rights with respect to their shares of VRI Common Stock.

     Holders of T Cell Common Stock are not entitled to dissenters' appraisal rights under Delaware law in connection with the Merger because T Cell is not a constituent corporation in the Merger.

     Accounting Treatment. The Merger will be accounted for by T Cell as a purchase of a business in accordance with Accounting Principles Board Opinion No. 16. Accordingly, the purchase price will be allocated to the estimated fair value of the acquired assets and liabilities based upon an independent appraisal. The results of operations and cash flows of VRI will be included in T Cell's financials prospectively as of the consummation of the Merger.

     Stock Options and Warrants. At the Effective Time, T Cell will assume the obligations of VRI under VRI's 1992 Equity Incentive Plan (the "VRI Stock Option Plan") and each outstanding VRI Stock Option granted under the VRI Stock Option Plan, whether vested or unvested, shall be deemed assumed by T Cell and deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such VRI Stock Option prior to the Effective Time, shares of T Cell Common Stock (if the VRI Stock Option is an incentive stock option) or shares of T Cell Common Stock and T Cell Warrants (if the VRI Stock Option is a non-qualified stock option). See "The Merger Agreement--VRI Stock Options." As of July 14, 1998, there were outstanding VRI Stock Options to acquire 1,001,670 shares of VRI Common Stock under the VRI Stock Option Plan, 880,334 of which were incentive stock options.

     At the Effective Time T Cell will assume the obligations of VRI with respect to each outstanding VRI Warrant, and each VRI Warrant so assumed shall be exercisable for a combination of T Cell Common Stock and T Cell Warrants. See "The Merger Agreement--VRI Warrants." The VRI Warrants shall continue to have, and be subject to, the same terms and conditions as set forth in the applicable warrant agreements and warrant certificates as in effect prior to the Effective Time. As of July 14, 1998, there were outstanding VRI Warrants to acquire 83,584 shares of VRI Common Stock.

     If prior to the Effective Time, the issued and outstanding shares of T Cell Common Stock or VRI Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities through a Recapitalization, then an appropriate and proportionate adjustment will be made to the Common Stock Exchange Ratio and Warrant Exchange Ratio so that each holder of VRI Stock Options or VRI Warrants outstanding immediately prior to the Effective Time will receive pursuant to the terms of the Merger Agreement the equivalent equity interest in T Cell that such holder of VRI Stock Options or VRI Warrants would have received had no such Recapitalization occurred.


     Opinions of Financial Advisors. Lehman Brothers Inc. ("Lehman Brothers") delivered its written opinion dated May 12, 1998 to the T Cell Board that, as of such date and based on and subject to the matters stated therein, the Exchange Ratio was fair to T Cell from a financial point of view.


     Hambrecht & Quist LLC ("Hambrecht & Quist") delivered its written opinion dated May 11, 1998 to the VRI Board that, as of such date and based on and subject to certain matters stated therein, the consideration to be received by the VRI stockholders in the Merger was fair from a financial point of view.


     For information on the assumptions made, matters considered and limits of the review undertaken by Lehman Brothers and Hambrecht & Quist, see "The Merger--Opinion of T Cell's Financial Advisor" and "The Merger--Opinion of VRI's Financial Advisor." STOCKHOLDERS ARE URGED TO READ IN THEIR ENTIRETY THE OPINIONS OF LEHMAN BROTHERS AND HAMBRECHT & QUIST ATTACHED AS ANNEXES C AND D, RESPECTIVELY, TO THIS JOINT PROXY STATEMENT/PROSPECTUS.


     Interests of Certain Persons in the Merger. In considering the recommendations of the VRI Board with respect to the Merger Agreement, VRI stockholders should be aware that certain members of management of VRI and the VRI Board have certain interests in the Merger that are in addition to the interests of VRI stockholders generally. Such interests include, without limitation, the full and immediate vesting of all outstanding VRI Stock Options. In addition, following the consummation of the Merger, J. Barrie Ward, Frederick W. Kyle and John

Littlechild will become members of the T Cell Board. Dr. Ward has also entered into an employment agreement (the "Ward Employment Agreement") with T Cell that becomes effective upon the consummation of the Merger. See "Other
Agreements--Ward Employment Agreement."

     VRI shall, to the fullest extent permitted under the Sixth Restated Certificate of Incorporation, as amended, of VRI (the "VRI Charter") or the Amended and Restated By-Laws of VRI (the "VRI By-Laws"), and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, T Cell and the Surviving Corporation shall, to the fullest extent permitted under the Surviving Corporation's Certificate of Incorporation or By-Laws, indemnify and hold harmless, each present and former director, officer or employee of VRI or any of its subsidiaries against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by the Merger Agreement, or otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the VRI Charter or the VRI By-Laws or any applicable contract or agreement as in effect on the date of the Merger Agreement, in each case for a period of ten years after the date of the Merger Agreement.

     The Merger Agreement further provides that for a period of six years after the Effective Time, T Cell shall purchase or shall cause the Surviving Corporation to maintain in effect, directors' and officers' liability insurance on terms comparable to those now applicable to directors and officers of VRI.

     Each of the Principal VRI Stockholders has entered into Proxy Agreements with T Cell granting T Cell a proxy to vote his or its shares of VRI Common Stock in favor of the Merger Agreement. See "Other Agreements--Proxy Agreements."

     Certain United States Federal Income Tax Consequences. It is expected that the Merger will constitute a reorganization for United States federal income tax purposes and, accordingly, that no gain or loss will be recognized for United States federal income tax purposes by holders of VRI Common Stock upon the conversion of VRI Common Stock into T Cell Common Stock and T Cell Warrants in the Merger (except with respect to any cash received in lieu of Fractional Shares or Fractional Warrants) or upon the assumption by T Cell of the VRI Warrants. The obligations of T Cell and VRI to consummate the Merger are conditioned on the receipt by T Cell of an opinion from Goodwin, Procter & Hoar LLP, its counsel, and the receipt by VRI of an opinion from Hale and Dorr LLP, its counsel, that the Merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). See "The Merger--Certain United States Federal Income Tax Consequences." VRI stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger.


Comparative Rights of Stockholders
     The rights of stockholders of VRI currently are governed by Delaware law, the VRI Charter and the VRI By-Laws. Upon consummation of the Merger, stockholders of VRI will become stockholders of T Cell, which is also a Delaware corporation, and their rights as stockholders of T Cell will be governed by Delaware law, the T Cell Charter and the Amended and Restated By-Laws of T Cell (the "T Cell By-Laws"). For a discussion of various differences between the rights of stockholders of VRI and the rights of stockholders of T Cell, see "Comparative Rights of Stockholders."

Comparative Market Data
     T Cell. The T Cell Common Stock is listed and traded on the Nasdaq. The following table sets forth the high and low sales prices per share of T Cell Common Stock as reported on the Nasdaq, for the quarterly periods presented below:


                                                          T CELL COMMON STOCK
                                                        -----------------------
                                                           HIGH          LOW
                                                        ----------   ----------
   Calendar 1996:
      First quarter .................................    $  3.38      $  2.50
      Second quarter ................................       4.38         2.63
      Third quarter .................................       3.75         1.94
      Fourth quarter ................................       2.38         1.59
   Calendar 1997:
      First quarter .................................       2.38         1.47
      Second quarter ................................       2.09         1.28
      Third quarter .................................       2.34         1.38
      Fourth quarter ................................       3.16         1.75
   Calendar 1998:
      First quarter .................................       3.03         1.63
      Second quarter ................................       4.56         2.50
      Third quarter (through July 15, 1998) .........       2.81         2.25

     On May 11, 1998, the last trading day prior to announcement of the execution of the Merger Agreement, the closing price per share of T Cell Common Stock as reported on the Nasdaq was $4.25. On July 15, 1998, the closing price per share of T Cell Common Stock as reported on the Nasdaq was $2.50. Stockholders are urged to obtain current market quotations. As of July 15, 1998, there were approximately 693 holders of record of T Cell Common Stock.

     VRI. The VRI Common Stock was first publicly traded on June 6, 1996 and is listed and traded on the Nasdaq. The following table sets forth the high and low sales prices per share of VRI Common Stock as reported on the Nasdaq for the calendar quarters presented below:


                                                            VRI COMMON STOCK
                                                        ------------------------
                                                            HIGH          LOW
                                                        -----------   ----------
   Calendar 1996:
      Second quarter (from June 6, 1996) ............    $  12.25      $  9.00
      Third quarter .................................        9.25         5.88
      Fourth quarter ................................        8.25         4.75
   Calendar 1997:
      First quarter .................................        8.75         5.00
      Second quarter ................................        8.00         4.75
      Third quarter .................................        7.13         5.00
      Fourth quarter ................................        9.50         3.25
   Calendar 1998:
      First quarter .................................        5.00         3.88
      Second quarter ................................        5.75         3.00
      Third quarter (through July 15, 1998) .........        4.00         2.88

     On May 11, 1998, the last trading day prior to announcement of the execution of the Merger Agreement, the closing price per share of VRI Common Stock as reported on the Nasdaq was $3.438. On July 15, 1998, the closing price per share of VRI Common Stock as reported on the Nasdaq was $3.25.
Stockholders are urged to obtain current market quotations. As of July 15, 1998, there were approximately 78 holders of record of VRI Common Stock.

T Cell Selected Historical Financial Data

     Set forth below are selected historical financial data of T Cell as of the dates and for the periods indicated. The selected historical financial data of T Cell at December 31, 1997 and 1996 and for the three years ended December 31, 1997 were derived from the historical consolidated financial statements of T Cell and should be read in conjunction with, and are qualified by reference to, the audited consolidated financial statements of T Cell and the notes thereto, all of which are incorporated by reference into this Joint Proxy Statement/Prospectus. The selected historical financial data of T Cell as of and for the three months ended March 31, 1998 and 1997 have been derived from the unaudited consolidated financial statements of T Cell and, in the opinion of T Cell's management, reflect all adjustments necessary for the fair presentation of such unaudited interim financial information. The selected historical financial information as of December 31, 1995, 1994 and 1993 and for the years ended December 31, 1994 and 1993 has been derived from T Cell's audited consolidated financial statements which are not included or incorporated by reference herein. All amounts are in thousands except per share data. The results of operations for interim periods are not necessarily indicative of the results to be expected for any other period.


Consolidated Statements of Operations

                                                                                                              Quarter Ended
                                                             Year Ended December 31,                            March 31,
                                         --------------------------------------------------------------- -----------------------
                                              1997         1996         1995        1994         1993        1998       1997
                                         ------------- ------------ ----------- ------------ ----------- ----------- -----------
                                                                                                               (unaudited)
Operating revenue ......................   $   1,192    $   1,115    $  3,963    $   6,968    $  9,018    $    361    $     63
                                           ---------    ---------    --------    ---------    --------    --------    --------
Operating expense:
   Research and development ............       5,257        6,036       8,005        8,697       9,438       1,109       1,336
   Other operating expense .............       3,494        6,832       7,821        9,365       8,841         767         815
                                           ---------    ---------    --------    ---------    --------    --------    --------
Total operating expense ................       8,751       12,868      15,826       18,062      18,279       1,876       2,151
                                           ---------    ---------    --------    ---------    --------    --------    --------
Non-operating income (expense), net           (5,549)         963       3,605         (490)      1,193          99         152
                                           ---------    ---------    --------    ---------    --------    --------    --------
Net loss before minority interest ......     (13,108)     (10,790)     (8,258)     (11,584)     (8,068)     (1,416)     (1,936)
Minority interest share of loss ........          --           --          --           --         310          --          --
                                           ---------    ---------    --------    ---------    --------    --------    --------
Net loss ...............................   $ (13,108)   $ (10,790)   $ (8,258)   $ (11,584)   $ (7,758)   $ (1,416)   $ (1,936)
                                           =========    =========    ========    =========    ========    ========    ========
Basic and diluted net loss per
 common share ..........................   $   (0.52)   $   (0.50)   $  (0.47)   $   (0.68)   $  (0.56)   $  (0.05)   $  (0.08)
                                           =========    =========    ========    =========    ========    ========    ========
Weighted average common
 shares outstanding ....................      25,140       21,693      17,482       17,053      13,931      26,774      24,948
                                           =========    =========    ========    =========    ========    ========    ========

Consolidated Balance Sheet Data


                                                               December 31,                                   March 31,
                                     ---------------------------------------------------------------- -------------------------
                                         1997         1996         1995         1994         1993         1998         1997
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
                                                                                                             (unaudited)
Working capital ....................  $   4,629    $  11,673    $  11,208    $  15,027    $  26,088    $   6,907    $  11,212
Total assets .......................      9,827       17,224       18,532       20,685       33,067       11,585       15,045
Long-term obligations ..............        750           --          182          500          500          750           --
Accumulated deficit ................    (70,237)     (57,129)     (46,339)     (38,081)     (26,497)     (71,652)     (59,064)
Total stockholders' equity .........      6,316       15,619       16,000       17,586       29,134        8,602       13,686

VRI Selected Historical Financial Data

     Set forth below are selected historical financial data of VRI as of the dates and for the periods indicated. The selected historical financial data of VRI at December 31, 1997 and 1996 and for the three years ended December 31, 1997 were derived from the historical financial statements of VRI and should be read in conjunction with, and are qualified by reference to, the audited financial statements of VRI and the notes thereto, all of which are included elsewhere in this Joint Proxy Statement/Prospectus. The selected historical financial data of VRI as of and for the three months ended March 31, 1998 and 1997 have been derived from the unaudited financial statements of VRI and, in the opinion of VRI's management, reflect all adjustments necessary for the fair presentation of such unaudited interim financial information. The selected historical financial information as of December 31, 1995, 1994 and 1993 and for the years ended December 31, 1994 and 1993 has been derived from VRI's audited financial statements which are not included or incorporated by reference herein. All amounts are in thousands except per share data. The results of operations for interim periods are not necessarily indicative of the results to be expected for any other period.


Statements of Operations Data

                                                                                                             Quarter Ended
                                                          Year Ended December 31,                              March 31,
                                      ---------------------------------------------------------------- -------------------------
                                          1997         1996         1995         1994         1993         1998         1997
                                      ------------ ------------ ------------ ------------ ------------ ------------ ------------
                                                                                                              (unaudited)
Operating revenue ...................   $  2,506     $  5,996     $  1,837     $    721     $     --     $     51     $    387
                                        --------     --------     --------     --------     --------     --------     --------
Operating Expense:
   Research and development .........      7,557        5,262        5,734        5,756        4,206        1,854        1,700
   Other operating expense ..........      2,746        3,002        2,438        2,405        1,721          756          843
                                        --------     --------     --------     --------     --------     --------     --------
Total operating expense .............     10,303        8,264        8,172        8,161        5,927        2,610        2,543
                                        --------     --------     --------     --------     --------     --------     --------
Non-operating income (expense), net        1,233          686           38          111           --          251          315
                                        --------     --------     --------     --------     --------     --------     --------
Net loss ............................   $ (6,564)    $ (1,582)    $ (6,297)    $ (7,329)    $ (5,927)    $ (2,308)    $ (1,841)
                                        ========     ========     ========     ========     ========     ========     ========
Basic and diluted net loss per
 common share .......................   $  (0.74)                                                        $  (0.26)    $  (0.21)
                                        ========                                                         ========     ========
Weighted average common
 shares outstanding .................      8,898                                                            8,943        8,862
                                        ========                                                         ========     ========
Pro forma basic and diluted net loss
 per common share ...................                $  (0.21)    $  (1.03)    $  (1.37)    $  (1.66)
                                                     ========     ========     ========     ========
Pro forma weighted average common
 shares outstanding .................                   7,640        6,105        5,356        3,569
                                                     ========     ========     ========     ========

Balance Sheet Data


                                                                December 31,                                   March 31,
                                      ---------------------------------------------------------------- -------------------------
                                          1997         1996         1995         1994         1993         1998         1997
                                      ------------ ------------ ------------ ------------ ------------ ------------ ------------
                                                                                                              (unaudited)
Working capital .....................  $  18,657    $  24,566    $    (824)   $   4,857    $     394    $  16,454    $  21,764
Total assets ........................     20,878       27,438        2,728        7,667        2,742       18,894       26,521
Long-term obligations ...............         --           64          211           47          220           --           32
Accumulated deficit .................    (32,530)     (25,965)     (24,383)     (18,086)     (10,757)     (34,837)     (27,806)
Redeemable convertible preferred
 stock ..............................         --           --       24,527       24,508       12,582           --           --
Total stockholders' equity (deficit)      19,410       25,951      (24,248)     (18,043)     (10,752)      17,149       24,128

Unaudited Selected Pro Forma Combined Financial Data

     The following unaudited selected pro forma combined financial information is derived from the unaudited pro forma condensed combined financial statements included elsewhere in this Joint Proxy Statement/Prospectus and should be read in conjunction with such pro forma statements and notes thereto. The unaudited selected pro forma combined financial statements of operations data for the year ended December 31, 1997 and for the quarter ended March 31, 1998 give effect to the Merger as if it had occurred on January 1, 1997 and January 1, 1998, respectively. The unaudited selected pro forma combined balance sheet data give effect to the Merger as if it had occurred on March 31, 1998. These data should be read in conjunction with the selected historical financial information, the unaudited pro forma condensed combined financial statements and the separate historical financial statements of T Cell and VRI and the notes thereto incorporated by reference into or included elsewhere in this Joint Proxy Statement/Prospectus. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the operating results or financial position that would have been achieved had the Merger been consummated at the beginning of the period presented and should not be construed as representative of future operations. All amounts are in thousands except per share data.


Pro Forma Combined Statements of Operations Data

                                                             Year Ended        Quarter Ended
                                                         December 31, 1997     March 31, 1998
                                                        -------------------   ---------------
                                                             $  3,698            $   412
Operating revenue ...................................        ---------           --------
Operating expense:
   Research and development .........................           14,355              3,336
   Other operating expense ..........................            5,890              1,447
                                                                ------              -----
Total operating expense .............................           20,245              4,783
                                                                ------              -----
Non-operating income (expense), net .................           (4,317)               350
                                                                ------              -----
Net loss ............................................        $ (20,864)          $ (4,021)
                                                             =========           ========
Basic and diluted net loss per common share .........        $   (0.53)          $  (0.10)
                                                             =========           ========
Weighted average common shares outstanding ..........           39,151             40,785
                                                             =========           ========

Pro Forma Combined Balance Sheet Data

                                                                              March 31, 1998
                                                                              --------------
Working capital ..........................................................     $   20,696
Total assets .............................................................         32,038
Long-term obligations ....................................................            750
Accumulated deficit ......................................................       (116,282)
Total stockholders' equity ...............................................         24,646

Comparative Per Share Data

     The following table sets forth certain historical per share data of T Cell and VRI and combined per share data on an unaudited pro forma basis after giving effect to the Merger as a purchase, assuming that 1.55 shares of T Cell Common Stock and 0.20 of a T Cell Warrant are issued in exchange for each share of VRI Common Stock. The historical per share data of T Cell and VRI presented below are presented as of and for the three months ended March 31, 1998 and as of and for the year ended December 31, 1997. The pro forma per share data presented below combine T Cell's per share data as of and for the three months ended March 31, 1998 and as of and for the year ended December 31, 1997 with VRI's per share data for the same periods. These data should be read in conjunction with the selected historical financial information, the unaudited pro forma condensed combined financial statements and the separate historical financial statements of T Cell and VRI and the notes thereto incorporated by reference into or included elsewhere in this Joint Proxy Statement/Prospectus. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the operating results or financial position that would have been achieved had the Merger been consummated at the beginning of the period presented and should not be construed as representative of future operations.

                                             As of and for the   As of and for the
                                                 Year Ended      Three Months Ended
                                             December 31, 1997     March 31, 1998
T Cell                                      ------------------- -------------------
Historical per common share:
   Net loss ...............................       $ (0.52)            $ (0.05)
   Book value(1) ..........................          0.24                0.30
Pro forma combined per
T Cell common share:
   Net loss (2) ...........................         (0.53)              (0.10)
   Book value (1) .........................         N/A                  0.58
VRI
Historical per common share:
   Net loss ...............................       $ (0.74)            $ (0.26)
   Book value (1) .........................          2.17                1.91
Pro forma combined per equivalent
VRI common share (3):
   Net loss(2) ............................         (0.82)              (0.15)
   Book value .............................          N/A                 0.90

------------
(1) The historical book value per common share is computed by dividing total stockholders' equity by the number of shares of common stock outstanding at the end of the period. The pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock as of each of the periods presented.

(2) Excludes a charge for in-process technology estimated to be approximately $44.6 million which will be charged to combined operations during the period in which the Merger is consummated.

(3) The pro forma combined per equivalent VRI common share amounts are calculated by multiplying the T Cell combined pro forma per share amounts by the Exchange Ratio.

                                  RISK FACTORS

     STOCKHOLDERS OF T CELL, IN CONSIDERING WHETHER TO APPROVE THE T CELL SHARE PROPOSAL, AND STOCKHOLDERS OF VRI, IN CONSIDERING WHETHER TO APPROVE AND ADOPT THE VRI MERGER PROPOSAL, SHOULD CONSIDER THE FOLLOWING MATTERS. THESE MATTERS SHOULD BE CONSIDERED IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED IN AND INCORPORATED BY REFERENCE INTO THIS JOINT PROXY STATEMENT/PROSPECTUS.


Risk Factors Regarding the Merger

     Fixed Exchange Ratio Despite Potential Changes in Stock Prices. The Exchange Ratio is a fixed ratio and will not be adjusted in the event of any increases or decreases in the price of either T Cell Common Stock or VRI Common Stock. The price of T Cell Common Stock at the Effective Time may vary from its price at the date of this Joint Proxy Statement/Prospectus and at the date of the Special Meetings. Such variations may be the result of changes in the business, operations or prospects of T Cell or VRI, market assessments of the likelihood that the Merger will be consummated, the timing thereof and the prospects of the Merger and post-Merger operations, regulatory considerations, general market and economic conditions and other factors. Because the Effective Time may occur at a date later than the Special Meetings, there can be no assurance that the price of T Cell Common Stock on the date of the Special Meetings will be indicative of its price at the Effective Time. The Merger Agreement provides that the Effective Time will occur as soon as practicable following the Special Meetings and the satisfaction or waiver of the other conditions set forth in the Merger Agreement. Stockholders of T Cell and VRI are urged to obtain current market quotations for T Cell Common Stock and VRI Common Stock.

     Nonrealization of Synergies. Although the companies believe that beneficial synergies will result from the Merger, there can be no assurance that the combining of the two companies' businesses, even if achieved in an efficient, effective and timely manner, will result in combined results of operations and financial condition superior to what would have been achieved by each company independently, or as to the period of time required to achieve such result. The Merger involves the integration of two companies that have previously operated independently. No assurance can be given that T Cell will integrate the respective operations of T Cell and VRI without encountering difficulties or experiencing the loss of key VRI personnel or that the benefits expected from such integration will be realized. In addition, there can be no assurance that T Cell will realize anticipated synergies from the Merger. See "The Merger--Recommendation of The Board of Directors of T Cell; Reasons for The Merger."

     Loss of Opportunity for VRI as a Stand-Alone Entity. As a consequence of the Merger, VRI stockholders will lose the chance to invest in the development and exploitation of VRI's products on a stand-alone basis. It is possible that VRI, if it were to remain independent, could achieve economic performance superior to that which it could achieve as a subsidiary of T Cell. Consequently, there can be no assurance that stockholders of VRI would not achieve greater returns on investment if VRI were to remain an independent company.


Risk Factors Regarding T Cell

     Early Stage of Product Development; Uncertainties Relating to Clinical Trials and Product Development. All of T Cell's therapeutic product candidates are in various stages of research and development and no revenues have been generated from the commercialization of these products. There can be no assurance that any of T Cell's therapeutic product candidates which are under development will prove to be safe or effective in clinical trials, will be approved by regulatory authorities, can be manufactured at acceptable cost with appropriate quality, or can be successfully marketed. T Cell's therapeutic product candidates will require substantial additional development, including in the areas of preclinical and clinical testing, regulatory approvals and manufacturing processes prior to their commercialization. T Cell has performed only limited preclinical and clinical testing of certain of its product candidates and technologies under development. Preclinical studies of product candidates may not predict and do not ensure safety or efficacy in humans and are not necessarily indicative of the results that may be achieved in clinical trials with humans. There can be no assurance that unacceptable side effects will not be discovered during preclinical and clinical testing of T Cell's potential products. Even after being cleared by the United States Food and Drug Administration (the "FDA") or the regulatory authorities of other countries, a product may later be shown to be unsafe or to not have its purported effect, thereby preventing its widespread use or requiring its withdrawal from the market. The rate of completion of T Cell's clinical trials depends on, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the clinical protocol, the proximity of patients to clinical sites and the eligibility criteria for the trial. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on T Cell's business, financial condition and results of operations. In addition, T Cell may rely on third parties to assist it in overseeing and monitoring clinical trials, which may result in delays in completing, or failure to complete, clinical trials if such third parties fail to perform under their agreements with T Cell or fail to meet regulatory standards in the performance of their obligations under such agreements.

     History of Losses; Uncertainty of Future Profitability. T Cell has incurred operating losses since its inception and had accumulated net losses of approximately $71.7 million as of March 31, 1998. The continued development of T Cell's products will require the commitment of substantial resources to conduct research and preclinical and clinical programs, to establish manufacturing capabilities and sales and marketing capabilities, and to establish additional quality control, regulatory and administrative capabilities. T Cell may incur substantial operating losses over the next several years as its product development programs and clinical testing expand. The amount of net losses and the time required by T Cell to reach sustained profitability are highly uncertain and to achieve profitability T Cell must, among other things, successfully complete development of its products, obtain regulatory approvals and establish manufacturing and marketing capabilities. There can be no assurance that T Cell will be able to achieve profitability at all or on a sustained basis.

     Need for Additional Funds. T Cell has funded its operations and capital expenditures to date primarily through equity financing, strategic alliances with commercial partners, and sales of reagent and diagnostic products. Since inception, T Cell has raised net proceeds of approximately $80.3 million through equity financings. T Cell anticipates that it will need to raise substantial additional funds, through additional equity or debt financings, research and development financings, collaborative relationships or otherwise, prior to the commercialization of its products. There can be no assurance that any such additional funding will be available to T Cell or, if available, that it will be on reasonable terms. Any such additional funding may result in significant dilution to existing stockholders. If adequate funds are not available, T Cell may be required to significantly curtail its research and development programs or obtain funds through arrangements with collaborative partners that may require T Cell to relinquish certain material rights to its products.

     Dependence on Third Parties for Clinical Supplies. T Cell is dependent on sourcing from a third party manufacturer for suitable quantities of soluble Complement Receptor 1 ("sCR1") and other materials necessary for clinical trials in addition to those currently being conducted by T Cell. The inability to have suitable quality and quantities of material produced in a timely manner would result in significant delays in the clinical development and sale of products, which could adversely affect T Cell's business, financial condition and results of operations.

     No Assurance of FDA Approval; Comprehensive Government Regulation. T Cell's research, development and clinical programs are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Most of T Cell's products will require governmental approvals for commercialization which have not yet been obtained and are not expected to be obtained for several years. Preclinical and clinical trials and manufacturing and marketing of many of T Cell's products will be subject to the rigorous testing and approval processes of the FDA and corresponding foreign regulatory authorities. The regulatory process, which includes preclinical, clinical and post-clinical testing of many of T Cell's products to establish their safety and efficacy, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. In addition, delays or rejection may be encountered based upon changes in, or additions to, regulatory policies for drug approval during the period of product development and regulatory review, which may result in limitations or restrictions on T Cell's ability to utilize its technology or develop its products. Delays in obtaining such approvals could adversely affect the marketing of products developed by T Cell and T Cell's ability to generate commercial product revenues. There can be no assurance that requisite regulatory approvals will be obtained within a reasonable period of time, if at all, or that T Cell will not encounter problems in clinical trials that will cause T Cell or governmental authorities to delay or suspend such trials. Moreover, if regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which such product may be marketed which may restrict the patient population for which any product may be prescribed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continuing review and periodic inspections, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution.

     To commercialize any product and prior to submitting the application for marketing approval in the United States, T Cell must sponsor and file an Investigational New Drug ("IND") application for each proposed product and must be responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that are necessary to obtain FDA approval of such product. There can be no assurance that T Cell will be able to obtain the necessary clearances for clinical trials or approvals for manufacturing or marketing any of its product candidates. After completion of clinical trials of a new product, FDA marketing approval must be obtained. At that time, T Cell must submit relevant data, including the results of product development activities, preclinical studies and clinical trials, in addition to detailed manufacturing information. Notwithstanding the submission of relevant data, the FDA may withhold marketing approval and may require additional clinical trials.


     Dependence on Manufacturing, Sales, Distribution and Marketing
Partners. To be successful, T Cell's products must be manufactured in commercial quantities, within regulatory requirements and at competitive costs. There can be no assurance that T Cell will be able to obtain access to suitable product manufacturing facilities. Except for research reagents and certain diagnostic products, T Cell has limited experience in sales, marketing and distribution of commercial products. To market any of its products directly, T Cell must develop a substantial marketing and sales force with technical expertise and a supporting distribution capability. There can be no assurance that T Cell will be able to establish sales and distribution capabilities without undue delays or expenditures or that it will be successful in gaining market acceptance for its products. T Cell may also enter into strategic partnerships for the manufacturing, sales, distribution and marketing of its products. There can be no assurance T Cell will be able to enter into successful strategic partnership agreements on terms acceptable to T Cell, if at all.

     Competition and Risk of Technological Obsolescence. Biotechnology, pharmaceuticals and therapeutics are rapidly evolving fields in which developments are expected to continue at a rapid pace. Competitors of T Cell in the United States and abroad are numerous and include, among others, pharmaceuticals, therapeutics and biotechnology companies as well as universities and other research institutions. T Cell's success depends upon developing and maintaining a competitive position in the development of products and technologies in its area of focus. Competition from other biotechnology, pharmaceuticals and therapeutics companies is intense and expected to increase as new products enter the market and new technologies become available. T Cell's competitors may also succeed in developing technologies and products that are more effective than any which have been or are being developed by T Cell or that render T Cell's technologies or products obsolete or noncompetitive. T Cell's competitors may also succeed in obtaining patent protection or other intellectual property rights that would block T Cell's ability to develop its potential products, or in obtaining regulatory approval for the commercialization of their products more rapidly or effectively than T Cell. Finally, many of these competitors have substantially greater research and development capabilities, clinical, manufacturing, regulatory and marketing experience and financial and managerial resources than T Cell.

     Dependence on Patents and Proprietary Technology. T Cell's success will depend in part on the ability of T Cell and its licensors to obtain and maintain patent protection for T Cell's technology and to preserve its trade secrets and operate without infringing on the proprietary rights of others, both in the United States and in other countries. The failure of T Cell or its licensors to obtain and maintain patent protection for T Cell's technology could have a material adverse effect on T Cell's business, financial condition and results of operations. Patent positions in the biotechnology field are highly uncertain and involve complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding the breadth of claims allowed in biotechnology patents, particularly in regard to human therapeutic uses. There can be no assurance that patent applications relating to the technology used by T Cell will result in patents being issued or that, if issued, the patent will not be subjected to further proceedings limiting the scope of the rights under the patent or that such patent will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully, invalidated or circumvented by competitors. Moreover, because patent applications in the United States are maintained in secrecy until the patents are issued and patent applications in certain other countries generally are not published until more than 18 months after they are filed, and since publication of discoveries in scientific or patent literature often lags behind actual discoveries, T Cell cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions. In addition, T Cell could incur substantial costs in defending itself in suits brought against it or in suits in which T Cell may assert its patents against others. If the outcome of any such litigation is adverse to T Cell, T Cell's business, financial condition and results of operations could be materially adversely affected. In addition to any potential liability for significant damages, T Cell may be required to obtain licenses to patents or other proprietary rights of third parties. Costs associated with any licensing arrangement may be substantial and could include ongoing royalties. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to T Cell, if at all. If T Cell does not obtain such licenses, it could encounter delays in product market introductions while it attempts to design around such patents or other rights, or be prevented from manufacturing and marketing such products. In either case, the failure to obtain such licenses on acceptable terms, if at all, could have a material adverse effect on T Cell's business, financial condition and results of operations.

     T Cell also seeks to protect its proprietary technology, including technology which may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with its collaborators, advisors, employees and consultants. There can be no assurance that these agreements will not be breached, that T Cell will have adequate remedies for any breach, or that T Cell's trade secrets will not otherwise be disclosed to, or discovered by, competitors. Moreover, T Cell conducts a significant amount of research through academic advisors and collaborators who are prohibited from entering into confidentiality or inventors' rights agreements by their academic institutions.

     Dependence on Reimbursement. In both the United States and elsewhere, sales, if any, of most of T Cell's products will be dependent in part on the availability of reimbursement from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. Moreover, the federal government of the United States has made the containment of health care costs a top priority. If T Cell succeeds in bringing one or more products to market, there can be no assurance that these products will be considered cost-effective, that reimbursement will be available or, if available, that the level of reimbursement will be sufficient to allow T Cell to sell its products on a profitable basis.

     Exposure to Product Liability Claims. T Cell's business exposes it to inherent risks of product liability claims, product recalls and associated adverse publicity which are inherent in the testing, manufacturing, marketing and sale of human therapeutic products. T Cell currently has liability insurance of limited coverage. There can be no assurance that it will be able to maintain such insurance or obtain general product liability insurance on acceptable terms or at reasonable costs or that such insurance will be in sufficient amounts to provide T Cell with adequate coverage against potential liabilities. A product liability claim or product recall could inhibit or prevent commercialization of products being developed by T Cell. Any product liability claim or product recall could have a material adverse effect on T Cell's business, financial condition and results of operations.

     Health Care Reform. The health care industry in the United States and in Europe is undergoing fundamental changes as the result of political, economic and regulatory influences. Reforms proposed from time to time include mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and fundamental changes to the health care delivery system. T Cell anticipates that alternative health care delivery systems and methods of payment will continue to be reviewed and assessed, and public debate of these issues will likely continue. T Cell cannot predict whether any reform initiatives will result or, if adopted, what impact they might have on T Cell, and there can be no assurance that the adoption of reform proposals will not have a material adverse effect on T Cell's business, financial condition and results of operations. Announcements of reform proposals and the investment community's reaction to such proposals, announcements by competitors and third-party payors of their strategy in responding to reform initiatives, and general industry conditions could produce volatility in the trading and market price of T Cell Common Stock.

     Hazardous Materials; Environmental Matters. T Cell's research and development activities involve the controlled use of hazardous materials, chemicals, biological materials and radioactive compounds. T Cell is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although T Cell believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, T Cell could be held liable for any resulting damages, and any such liability could exceed T Cell's resources. T Cell may be required to incur significant costs to comply with environmental laws and regulations in the future. Current or future environmental laws or regulation may have a material adverse effect on T Cell's business, financial condition and results of operations.

     Dependence Upon Key Personnel. T Cell is dependent on the members of its management and scientific staff, the loss of one or more of whom could have a material adverse effect on T Cell. T Cell also depends on its scientific collaborators and advisors, all of whom have commitments that may limit their availability to T Cell. In addition, T Cell believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial and marketing personnel, particularly as T Cell expands its activities in clinical trials, the regulatory approval process and sales and manufacturing. T Cell faces significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. There can be no assurance that T Cell will be successful in hiring or retaining the personnel it requires for continued growth. The failure to hire and retain such personnel could materially and adversely affect T Cell's future business, financial condition and results of operations.

     Volatility of Stock Price. The market price of the shares of T Cell Common Stock, like that of the common stock of many other early-stage biotechnology companies, may be highly volatile. Factors such as announcements of technological innovations or new commercial products by T Cell or its competitors, disclosure of results of clinical testing or regulatory proceedings, governmental regulation and approvals, developments in patent or other proprietary rights, public concern as to the safety of products developed by T Cell and general market conditions may have a significant effect on the market price of the T Cell Common Stock. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market price of many biotechnology companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely effect the market price of the T Cell Common Stock. Future sales of T Cell Common Stock in the public market by existing stockholders also could have an adverse effect on the price of T Cell Common Stock.


Risk Factors Regarding VRI
     Early Stage of Product Development; Technological Uncertainties. VRI is in the development stage and the development of any products will require significant further research, development, testing and regulatory approvals prior to commercialization. Substantially all of VRI's resources have been, and for the foreseeable future will continue to be, dedicated to the discovery and development of vaccine and immunotherapeutic delivery systems and vaccines. There are a number of technological challenges that VRI must successfully address to complete any of its development efforts. The results of preclinical studies by VRI and/or its collaborators may be inconclusive and may not be indicative of results that will be obtained in human clinical trials. In addition, results attained in early human clinical trials relating to the vaccine and immunotherapeutic delivery systems and vaccines under development by VRI may not be indicative of results that will be obtained in later clinical trials. As results of particular preclinical studies and clinical trials are received by VRI, VRI may abandon projects which it might otherwise have believed to be promising, some of which may be described in this Joint Proxy Statement/Prospectus.

     In addition, the product development programs conducted by VRI and its collaborators are subject to the risks of failure inherent in the development of product candidates based on new technologies. These risks include the possibility that the technologies used by VRI will prove to be ineffective; that any or all of VRI's products will prove to be unsafe or toxic or otherwise fail to receive necessary regulatory approvals; that the product candidates, if safe and effective, will be difficult to manufacture on a large scale or uneconomical to market; that the proprietary rights of third parties will preclude VRI or its collaborators from marketing such products utilizing VRI's technologies; or that third parties will market superior or equivalent products. For example, in 1997, Pasteur Merieux Connaught ("PMC") conducted a Phase II study of the Adjumer[TM]-formulated influenza vaccine. The degree of improvement in immune responses elicited by the Adjumer[TM] influenza vaccine was less in comparison to the control group than was elicited in an earlier Phase I study. In addition, in the Phase II study the control group receiving the unadjuvanted vaccine generated higher immune responses than was observed in the Phase I study control group. Currently, there are only 16 vaccines for humans in routine use in the United States. There can be no assurance that any additional vaccines being developed by VRI or others will be successfully developed or commercially accepted. There can be no assurance that VRI's research and development activities will result in any commercially viable products.

     History of Operating Losses; No Product Revenue and Uncertainty of Future Profitability. VRI has incurred substantial losses in each year since its inception. As of March 31, 1998, VRI had an accumulated deficit of approximately $34.8 million. Such losses have resulted principally from costs incurred in research and development of VRI's product candidates and from general and administrative costs. No revenues have been generated by VRI from product sales or royalties and no product sales or royalties are likely for a number of years, if ever. VRI expects to incur additional operating losses over the next several years and expects cumulative losses to increase significantly as VRI expands research and development and clinical trial efforts. VRI expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. VRI's ability to achieve profitability is dependent on obtaining regulatory approvals for its products and entering into agreements for commercialization of such products. There can be no assurance that such regulatory approvals will be obtained or such agreements will be entered into. Further, there can be no assurance that VRI's operations will become profitable even if products under development by VRI or its collaborators using VRI's technology are commercialized. Most of the revenues that VRI anticipates that it may receive in the next few years would be pursuant to VRI's agreements with PMC, SmithKline Beecham, p.l.c. ("SmithKline") and other collaboration agreements that VRI has or may establish. In most cases, payments received under these agreements are and will be contingent upon the achievement of specified milestones. There can be no assurance that VRI will be able to establish any additional collaborations on terms acceptable to VRI or that specified milestones will be achieved.

     Future Capital Needs; Uncertainty of Additional Funding. VRI believes that its available cash should be sufficient to fund VRI's operating expenses and capital requirements through mid-1999. Thereafter, VRI will require substantial funds to conduct research and development activities, preclinical studies, clinical trials and other activities prior to the commercialization of any potential products. VRI anticipates that such funds will be obtained from external sources and intends to seek additional equity, debt or lease financing to fund future operations. VRI also expects to seek additional collaborative agreements with corporate partners to fund its research and development programs. There can be no assurance, however, that VRI will be able to negotiate such arrangements or obtain the additional funds it will require on acceptable terms, if at all. In addition, VRI's cash requirements may vary materially from those now planned because of results of research and development, results of product testing, potential relationships with collaborators, changes in the focus and direction of VRI's research and development programs, competitive and technological advances, the cost of filing, prosecuting, defending and enforcing patent claims, the regulatory approval process and other factors.

     If adequate funds are not available, VRI may be required to delay, reduce the scope of or eliminate one or more of its research or development programs; to obtain funds through arrangements with collaborative partners or others that may require VRI to relinquish rights to certain of its technologies, product candidates or products that VRI would otherwise seek to develop or commercialize itself; or to license the rights to such products on terms that are less favorable to VRI than might otherwise be available. If VRI raises additional funds by issuing equity securities, further dilution to stockholders may result and such investors could have rights superior to existing stockholders.

     Dependence on Collaborative Agreements; Need for Additional Partners. VRI has entered into agreements with certain pharmaceutical and biotechnology companies relating to the licensing, development and commercialization of vaccine products utilizing VRI's vaccine delivery technologies and proprietary vaccines . In particular, VRI has entered into collaborative agreements with PMC which place substantial responsibility on PMC for development of vaccines utilizing VRI's vaccine delivery systems, including conducting certain preclinical studies, clinical trials, preparation and submission of applications for regulatory approval and marketing and distribution. The agreements grant PMC the exclusive, and in some cases, the co-exclusive, right to commercialize vaccines for the prevention of a number of specified diseases and give PMC broad discretion to determine which vaccines, if any, will be developed. Also, in 1997, VRI entered into an agreement with SmithKline to collaborate on the development and commercialization of VRI's oral rotavirus vaccine. Under the terms of the agreement, SmithKline received an exclusive worldwide license to commercialize the vaccine. Subject to the successful completion by VRI of the Phase II study and the development by SmithKline of a viable manufacturing process, SmithKline will assume responsibility for all subsequent clinical trials and all other development activities. VRI expects to enter into similar agreements in the future which will place substantial responsibility on VRI's collaborator to commercialize VRI's products and which may allow such collaborators substantial discretion in determining the amount and timing of resources to be devoted to such efforts. Should a collaborative partner fail to successfully develop or commercialize, or elect not to develop or commercialize, any product candidate to which it has exclusive rights, VRI's business prospects may be materially and adversely affected. There can be no assurance that VRI's collaborators will continue their development efforts using VRI's technology or that such development efforts, if continued, will be successful. There can also be no assurance that VRI would be able to continue development of certain vaccine products if VRI's collaborators failed to do so.

     VRI's collaboration agreements will require further research and development to determine the feasibility of developing certain products utilizing VRI's vaccine delivery systems. In all cases, the programs that are the subject of VRI's collaboration agreements are in the early stages of research and development, and the collaboration agreements may require the negotiation and execution of further licenses or other agreements. There can be no assurance that any vaccine products will be developed from such agreements or that any license agreements will be entered into relating to products developed under such agreements.

     There also can be no assurance that VRI's collaborators will not pursue alternative technologies or product candidates, either on their own or in collaboration with others, that target the same indications as those covered under VRI's collaboration agreements. For example, VRI is aware that Pasteur Merieux-Oravax ("PM-O"), which has entered into an agreement with VRI relating to use of VRI's vaccine delivery systems for delivery of certain antigens for a vaccine against H. pylori, is also evaluating and/or developing other methods of delivery of an H. pylori vaccine. Specifically, VRI is aware that PM-O has conducted Phase II clinical trials of a vaccine using a delivery system other than VRI's to deliver an H. pylori vaccine mucosally. Similarly, SmithKline, which has an exclusive worldwide license to VRI's rotavirus vaccine, has announced that it has taken an option to a competing rotavirus vaccine candidate.

     VRI's strategy for the research, development and commercialization of its product candidates has required, and will continue to require, VRI to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others. In particular, the vaccine market is dominated by five large companies which control in excess of 80% of the worldwide market; therefore, VRI most likely will need to enter into collaborative agreements with one or more of these companies to commercialize its vaccine products. VRI will be dependent upon the success of any such collaborators in performing their development and commercialization responsibilities. Failure to obtain such agreements could result in delays in marketing VRI's proposed products or the inability to proceed with the development, manufacture or sale of product candidates. Collaborative agreements may also require VRI to meet certain milestones and expend funds, and there can be no assurance that VRI will be successful in achieving these milestones. Failure of VRI to meet such obligations could result in a termination of those agreements and could have a material adverse effect on VRI's results of operations and business prospects.

     All of the risks set forth in this section relating to VRI and its business are generally applicable as well to VRI's collaborators to the extent that VRI's products are to be developed or commercialized through collaborative arrangements.

     Dependence on Novel Vaccine and Immunotherapeutic Delivery Systems. A major portion of VRI's research and development efforts are focused on the development of novel vaccine and immunotherapeutic delivery systems utilizing new technologies which, in some cases, have not been clinically tested in humans. There can be no assurance that these approaches and technologies will be successful. To date, there is only one adjuvant approved by the FDA for commercial use in human vaccines. VRI's Adjumer[TM] and Micromer[TM] vaccine delivery systems utilize a synthetic polyphosphazene derivative ("PCPP") as an adjuvant. PCPP has not been approved for commercial use in human vaccines. VRI's Micromer[TM] and VibrioVec[TM] delivery systems are being developed for delivery of vaccines intranasally and orally. No mucosal vaccine delivery system for intranasal or oral delivery has yet been approved. Micromer[TM] and VibrioVec[TM] are still in the early stages of research and development, and VRI and its collaborators have not yet commenced clinical testing of vaccines utilizing these delivery systems. Of the 16 vaccines in routine use in the United States, only two are delivered orally, both of which are live, attenuated organisms that localize in the intestines and do not utilize separate vaccine delivery systems. There can be no assurance that VRI will be able to successfully complete the development of technology for mucosal delivery of vaccines utilizing a separate vaccine delivery system. Further, VibrioVec[TM], a live, attenuated strain of Vibrio cholerae, is a recombinant bacterial vector for the oral delivery of antigens to the gastrointestinal tract. VRI is unaware of any approved products that utilize live, attenuated bacterial or viral strains as vaccine delivery systems. The clinical evidence concerning the efficacy of such vectors is limited. Accordingly, there can be no assurance that this method of delivery will prove to be safe or efficacious or result in the approval of any vaccine products.

     VRI is unable to predict the position that regulatory agencies, such as the FDA, will take with respect to the risk of transmission of the disease from vaccine delivery systems and vaccines using live, attenuated bacteria and viruses or the reaction of the private medical community or the public to vaccines utilizing VRI's VibrioVec[TM] delivery system or other vaccines using live bacteria or viruses. Any concerns regarding such transmission of disease, even if no transmission were to take place, could delay, prevent, limit or halt the commercialization of vaccine products utilizing VibrioVec[TM] or any other vaccine products under development comprised of live attenuated viruses or bacteria.

     VRI's Therapore system is being developed for the novel treatment and prevention of certain persistent viral infections and certain cancers. The Therapore system is in preclinical research and extensive preclinical development work will be required before consideration of an application for human clinical studies. There can be no assurance that such clinical studies will be initiated.

     No Assurance of FDA Approval; Government Regulation. VRI's and its collaborators' research and development activities, preclinical studies and clinical testing, and ultimately the production and marketing of products are subject to extensive regulation by governmental authorities in the United States, including the FDA. Similar regulatory requirements exist in other countries where VRI and its collaborators intend to test and market their products. The rigorous preclinical and clinical testing requirements and regulatory approval process of the FDA and of foreign regulatory authorities can take a number of years and require the expenditure of substantial resources. VRI has limited experience in conducting and managing preclinical and clinical testing necessary to obtain government approvals. There can be no assurance that VRI and its collaborators will be able to obtain the necessary approvals for further clinical testing or for the manufacturing and marketing of any products that they develop.

     Additional governmental regulation may be established that could prevent or delay regulatory approval of VRI's product candidates. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by VRI and its collaborators and VRI's ability to receive product revenues or royalties. If regulatory approval of a potential product is granted, such approval may include significant limitations on the indicated uses for which such product may be marketed.

     Even if initial regulatory approvals for VRI's product candidates are obtained, VRI, its products and its manufacturing facilities would be subject to continual review and periodic inspection. The regulatory standards for manufacturing are applied stringently by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer or facility, including warning letters, fines, suspensions of regulatory approvals, product recalls, operating restrictions, delays in obtaining new product approvals, withdrawal of the product from the market, seizure of the product, injunction and criminal prosecution. Other violations of FDA requirements can result in similar penalties.

     The effect of government regulation may be to delay marketing of new products for a considerable period of time, to impose costly procedures upon VRI's activities and to furnish a competitive advantage to larger companies that compete with VRI. There can be no assurance that the FDA or other regulatory approval for any potential products developed by VRI or its collaborators will be granted on a timely basis or at all.

     Dependence on Patents, Licenses and Proprietary Rights. VRI's success will depend, in part, on its ability to obtain and/or maintain patent protection for its products both in the United States and in other countries, to preserve its trade secrets and to operate without infringing upon the proprietary rights of others. VRI intends to file applications as appropriate for patents covering both its products and its processes. No assurance can be given that any patents will issue from any of these applications or that, if patents do issue, the claims allowed will be sufficiently broad to protect VRI's technology. Although a patent has a statutory presumption of validity in the United States, the issuance of a patent is not conclusive as to such validity or as to the enforceable scope of the claims of the patent. There can be no assurance that VRI's issued patents or any patents subsequently issued to or licensed by VRI will not be successfully challenged in the future. The validity or enforceability of a patent after its issuance by the patent office can be challenged in litigation. If the outcome of the litigation is adverse to the owner of the patent, third parties may then be able to use the invention covered by the patent, in some cases without payment. There can be no assurance that VRI's patents will not be infringed or successfully avoided.

     There can be no assurance that patent applications owned by or licensed to VRI will result in patents being issued or that, if issued, the patents will afford protection against competitors with similar technology. It is also possible that third parties may obtain patent or other proprietary rights that may be necessary or useful to VRI. In cases where third parties are first to invent a particular product or technology, it is possible that those parties will obtain patents that will be sufficiently broad so as to prevent VRI from using certain technology or from further developing or commercializing certain products. If licenses from third parties are necessary but cannot be obtained, commercialization of the related products would be delayed or prevented.

     VRI uses a mutated Vibrio cholerae in its VibrioVec[TM] vaccine delivery system. VRI is aware of an issued United States patent which claims a culture of mutated Vibrio cholerae. VRI believes that only one claim (the "Claim") of the patent may be pertinent to VRI's VibrioVec[TM] system. The remaining claims of the patent cover other cultures which VRI believes are not pertinent to VibrioVec[TM]. VRI has received an opinion of counsel from Fish & Richardson, P.C. that, based on the analysis set forth in their opinion and the facts known to them, the Claim is invalid. It should be noted that a party challenging validity of a patent has the burden of proving invalidity and that the outcome of any litigation cannot be predicted with certainty. Accordingly, there can be no assurance that, if litigated, a court would conclude that the Claim is invalid.

     In addition, VRI is aware of a foreign patent which covers claims that could conflict with VRI's vaccine candidates and vaccine delivery systems. VRI believes that the relevant claim under this patent does not extend to or restrict VRI's activities. There can be no assurance that the applicable patent office or court would reach the same conclusion. VRI is also aware of the existence of an issued U.S. patent relating to the same technology covered by a patent application to which it has been granted an exclusive license and therefore anticipates that it will be involved in an interference proceeding prior to marketing its herpes vaccine.

     In addition to the patents referred to in the previous two paragraphs, there may be patent applications and other issued patents belonging to competitors that may require VRI to alter its product candidates and vaccine and immunotherapeutic delivery systems, pay licensing fees or cease certain activities. If VRI's product candidates conflict with patents that have been or may be granted to competitors, universities or others, such other persons could bring legal actions against VRI claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If any such actions are successful, in addition to any potential liability for damages, VRI could be required to obtain a license in order to continue to manufacture or market the affected products. There can be no assurance that VRI would prevail in any such action or that any license required under any such patent would be made available on acceptable terms or at all. VRI believes that there may be significant litigation in the biotechnology and vaccine industries regarding patent and other intellectual property rights. If VRI becomes involved in such litigation, it could consume substantial resources.

     VRI has licensed certain intellectual property from third parties, including certain patents underlying Adjumer[TM], Micromer[TM], VibrioVec[TM], VRI's rotavirus and herpes vaccines and Therapore. Under the terms of its license agreements, VRI is obligated to exercise diligence, achieve certain milestones and expend minimum amounts of resources in bringing potential products to market and make certain royalty and milestone payments, including a percentage of any sublicensing income, as well as patent cost reimbursement payments. The licensors can terminate these agreements or, in certain cases, make the licenses non-exclusive, if VRI defaults in the performance of its obligations. Should VRI default under any of these agreements, VRI may lose its right to market and sell any products based on the licensed technology. In such event, VRI's results of operations and business prospects would be materially and adversely affected. There can be no assurance that VRI will be able to meet its obligations under these agreements on a timely basis, or at all. Further, VRI may be required to obtain licenses to additional technologies to be utilized in some of the products under development by VRI currently, or in the future. If any such licenses are not obtained by VRI, VRI may not be able to market any such products.

     VRI also relies on trade secrets and proprietary know-how, which it seeks to protect, in part, by confidentiality agreements with its corporate partners, collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that VRI will have adequate remedies for any breach or that VRI's trade secrets will not otherwise become known or be independently discovered by competitors.

     Competition and Technological Change. Competition in the biotechnology and vaccine industries is intense. VRI faces competition from many companies in the United States and abroad, including a number of large companies, firms specialized in the development and production of vaccines, adjuvants and vaccine and immunotherapeutic delivery systems, and major universities and research institutions. Most of VRI's competitors have substantially greater resources, more extensive experience in conducting preclinical studies and clinical trials and obtaining regulatory approvals for their products, greater operating experience, greater research and development and marketing capabilities and greater production capabilities than those of VRI. There can be no assurance that VRI's competitors will not develop technologies and products that are safer or more effective than any being developed by VRI or which would render VRI's technology and products obsolete and noncompetitive, and VRI's competitors may succeed in obtaining FDA approval for products more rapidly than VRI. VRI will also face competition from companies marketing existing therapies or developing new therapies for diseases targeted by VRI's technology. The development of such new technologies or treatment methods for those diseases and cancers for which VRI is developing products could render VRI's product candidates noncompetitive and obsolete. There can be no assurance that the products under development by VRI and its collaborators will be able to compete successfully with existing products or products under development by other companies, universities and other institutions or that they will attain regulatory approval in the United States or elsewhere.

     VRI believes that its principal competitors are large pharmaceutical companies. In the area of vaccines and vaccine delivery systems, VRI's competitors include American Home Products Corporation, PMC, Merck & Co., Inc., SmithKline, Glaxo-Wellcome plc and Chiron Corporation ("Chiron"), as well as a number of biotechnology companies. VRI believes that its Therapore product will encounter competition from various companies depending upon the specific applications for its immunotherapeutic delivery system.

     VRI is aware that a number of pharmaceutical companies are engaged in research and development with respect to vaccines for the prevention of influenza, H. pylori infection, Lyme disease, RSV, rotavirus disease, genital herpes and HIV which would compete with VRI and its collaborators' vaccine candidates, some of which are further advanced in their development and testing than VRI and its collaborators' programs. In addition, VRI's collaborators are developing or evaluating vaccine delivery systems other than VRI's for many of the vaccines covered by VRI's collaborative agreements. Specifically, PM-O, with respect to vaccines against H. pylori infection, and PMC, with respect to influenza and Lyme disease, are engaged in research and development of vaccines utilizing the same antigens that are the subject of their collaborations with VRI. VRI is also aware of a number of companies seeking to develop new adjuvants for vaccines and mucosal vaccine delivery systems. Some of these companies may be further advanced in their development and clinical testing than VRI.

     A significant amount of biotechnology research is being carried out at academic and government institutions. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more aggressive in pursuing patent protection and negotiating licensing arrangements to collect royalties for use of technology that they have developed. These institutions may also market competitive commercial products on their own or in collaboration with pharmaceutical companies.

     Lack of Manufacturing Capability and Experience; Limited Sources of Supply. VRI has no manufacturing facilities, no experience in volume manufacturing and plans to rely upon collaborators or contract manufacturers to manufacture its proposed products in both clinical and commercial quantities. There can be no assurance that VRI will be able to enter into any arrangements with such third-party manufacturers on acceptable terms or at all. To date, VRI has been arranging on a purchase order basis with contract manufacturers for the manufacture of PCPP in quantities sufficient for preclinical and clinical studies and for clinical trial supplies of VRI's rotavirus vaccine candidate. VRI does not yet have a written agreement with a contract manufacturer for production of PCPP or for the majority of the other components of its vaccine and immunotherapeutic delivery systems and vaccine candidates.

     One of the intermediates included in PCPP is currently available from only one supplier. VRI is working with several other companies that could produce such intermediate, and VRI could itself develop the capability to synthesize such intermediate; however, there can be no assurance that the supply of such intermediate or the terms on which VRI can purchase such intermediate will not adversely affect VRI's ability to produce PCPP.

     After completion of clinical trials of a new product but before commencing marketing and manufacturing, FDA approval must be obtained. License applications submitted to the FDA have historically taken several years to receive approval. VRI expects that its products will be regulated as biologics. Traditionally, both a Product License Application and an Establishment License Application have been required prior to commercial marketing. The FDA will be proposing regulations to implement the new Biologics License Application ("BLA") provision in the Food and Drug Administration Modernization Act of 1997 (the "FDA Modernization Act"), which allows for a single license application. The FDA Modernization Act sets as a goal for the FDA the review and action on a complete license application within 12 months. If the FDA determines that an application is incomplete, or that important issues are unanswered by the data in the application, approval times could be delayed significantly. Notwithstanding the submission of relevant data, the FDA may ultimately decide that the license application does not satisfy its criteria for approval.

     Even if the FDA clearances are obtained, a marketed product is subject to continual review. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restriction on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. In addition, the manufacturing facility for VRI's products will be subject to FDA inspection for adherence to current Good Manufacturing Practice ("cGMP") regulations prior to marketing clearance and periodically following approval. This will require VRI or its contractor/collaborator to observe rigorous manufacturing specifications.

     Lack of Marketing and Sales Capability; Dependence Upon Third Parties for Marketing. Under the terms of existing and future collaborative agreements, VRI relies and expects to continue to rely on the efforts of its collaborators for the sale and marketing of any products. There can be no assurance that VRI's collaborators will be successful in marketing any products developed. In the event that VRI's collaborators fail to market a product successfully, VRI's business may be adversely affected. VRI has no marketing and sales staff and limited experience with respect to marketing any products. If VRI markets products directly, significant additional expenditures and management resources would be required to develop a marketing and sales organization. There can be no assurance that VRI will be able to establish such an organization.

     Dependence Upon Key Personnel; Scientific Advisors. VRI's success depends on the continued contributions of its executive officers, scientific and technical personnel and consultants. During VRI's limited operating history, many key responsibilities within VRI have been assigned to a relatively small number of individuals. VRI does not currently have any employment agreements with any of its executive officers or other personnel. The competition for qualified personnel is intense, and the loss of services of certain key personnel could adversely affect the business of VRI. VRI's planned activities will require additional expertise in certain areas of research and development. The inability to develop such expertise could have a material adverse effect on VRI's operations.

     VRI's scientific advisors are employed by entities other than VRI and some have consulting agreements with entities other than VRI, some of which may in the future compete with VRI. The scientific advisors are expected to devote only a small portion of their time to VRI and are not expected to participate actively in the day-to-day operations of VRI. Certain of the institutions with which the scientific advisors are affiliated may adopt new regulations or policies that limit the ability of the scientific advisors to consult with VRI.


     Uncertainty Related to Health Care Reform Measures and Reimbursement. In recent years, there have been numerous proposals to change the health care system in the United States. Some of these proposals have included measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Significant changes in the health care system in the United States or elsewhere might have a substantial impact on the manner in which VRI conducts its business. Such changes could have a material adverse effect on VRI's ability to raise capital. Furthermore, to the extent that such proposals have a material adverse effect on the business, financial condition and profitability of other companies that are collaborators or prospective collaborators of VRI, VRI's ability to commercialize products may be adversely affected.

     In addition, significant uncertainty exists as to the reimbursement status of newly-approved healthcare products. VRI and its collaborators' success in generating revenue from sales of products may depend, in part, on the extent to which reimbursement for the costs of such products will be available from third-party payors such as government health administration authorities, private health insurers and health maintenance organizations ("HMOs"). In addition, the expansion of managed health care in the United States and the concurrent growth of organizations such as HMOs, which control or significantly influence the purchase of health care services and products, as well as legislative proposals to reduce government insurance programs, may all result in lower prices for pharmaceutical products and could affect the market for such products. If VRI succeeds in bringing one or more vaccine or immunotherapeutic products to market, there can be no assurance that such products will be considered cost-effective or that adequate third-party insurance coverage will be available for VRI to establish and maintain price levels sufficient for realization of an appropriate return on its investment in product development. Third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new products approved for marketing by FDA. If adequate coverage and reimbursement levels are not provided by government and third-party payors for uses of VRI's products, the market acceptance of such products would be adversely affected.

     Risk of Product Liability; Availability of Insurance. The testing and marketing of VRI's vaccine and immunotherapeutic products entails or will entail an inherent risk of product liability and the marketing of any such products may expose VRI to product liability claims. VRI has obtained clinical trial liability insurance coverage in the amount of $2.0 million, which it deems appropriate for its current stage of development. However, there can be no assurance that VRI's present insurance coverage is now or will continue to be adequate as VRI further develops its products. In addition, VRI's collaborative agreements may require VRI to obtain certain levels of product liability insurance. There can be no assurance that in the future adequate insurance coverage will be available in sufficient amounts or at a reasonable cost, or that a product liability claim or recall would not have a material adverse effect on the business or financial condition of VRI.

     Hazardous Materials; Environmental Matters. VRI's research and development and manufacturing processes involve the use of hazardous, controlled and radioactive materials. VRI is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although VRI maintains safety procedures for handling and disposing of such materials that it believes comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, VRI could be held liable for any damages that result and any such liability could exceed the resources of VRI. Although VRI believes that it is in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that VRI will not be required to incur significant costs to comply with environmental laws and regulations in the future, nor that the operations, business or assets of VRI will not be materially or adversely affected by current or future environmental laws or regulations.

     VRI is leasing premises in Cambridge, Massachusetts in an area of past industrial activities and, as a result of such past activities, there is evidence of low levels of oil and hazardous materials at the site leased by VRI. VRI believes that the level of oil and hazardous materials at the site are typical of this and many other urban areas and that no remediation of the site is likely to be required. However, there can be no assurance that in the future The Commonwealth of Massachusetts or the United States Environmental Protection Agency will not require remediation of the site and, if remediation were required, VRI could be required to bear part of the costs of remediation, which could be substantial.

     The research and development efforts sponsored by VRI involves use of laboratory animals. VRI may be adversely affected by changes in laws, regulations or accepted clinical procedures or by social pressures that would restrict the use of animals in testing or by actions against VRI or its collaborators by groups or individuals opposed to such testing.

                                  INTRODUCTION

     This Joint Proxy Statement/Prospectus is being furnished to the stockholders of T Cell in connection with the solicitation of proxies by the T Cell Board for use at the T Cell Special Meeting to be held at T Cell's headquarters, located at 119 Fourth Avenue, Needham, Massachusetts on August 21, 1998, at 10:00 a.m., and at any and all adjournments or postponements thereof. This Joint Proxy Statement/Prospectus also constitutes the Prospectus of T Cell with respect to (i) the issuance by T Cell of 14,019,737 shares of T Cell Common Stock and 1,808,998 T Cell Warrants to stockholders of VRI, in connection with the proposed Merger, (ii) the issuance by T Cell of 129,555 shares of T Cell Common Stock and 16,716 T Cell Warrants upon the exercise of VRI Warrants to be assumed by T Cell, (iii) the issuance by T Cell of 1,825,714 shares of T Cell Common Stock upon the exercise of T Cell Warrants granted to (x) holders of VRI Common Stock in connection with the Merger and (y) holders of VRI Warrants upon the exercise of such VRI Warrants and (iv) the sale of 5,964,715 shares of T Cell Common Stock and 769,638 T Cell Warrants by certain stockholders of VRI who will receive such shares of T Cell Common Stock and T Cell Warrants in connection with the Merger and, with respect to 769,638 shares of T Cell Common Stock, upon the exercise by such stockholders of T Cell Warrants.

     This Joint Proxy Statement/Prospectus is also being furnished to the stockholders of VRI in connection with the solicitation of proxies by the VRI Board for use at the VRI Special Meeting to be held at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts on August 21, 1998, at 10:00 a.m., and at any and all adjournments or postponements thereof.

                             T CELL SPECIAL MEETING


Purpose of the T Cell Special Meeting

     At the T Cell Special Meeting, holders of T Cell Common Stock will consider and vote upon (i) the T Cell Share Proposal, pursuant to which (a) VRI will become a wholly-owned subsidiary of T Cell and (b) each outstanding share of VRI Common Stock (other than shares owned by VRI as treasury stock or by its subsidiaries or by T Cell or its subsidiaries, all of which shall be canceled) will be converted into the right to receive 1.55 shares of T Cell Common Stock and 0.20 of a T Cell Warrant to purchase one share of T Cell Common Stock (one whole T Cell Warrant being required to purchase one share of T Cell Common Stock) and (ii) the T Cell Charter Amendments. Holders of T Cell Common Stock may also consider and vote upon matters incident to the conduct of the T Cell Special Meeting.

     In connection with the Merger, T Cell will assume the obligations of VRI under the VRI Stock Option Plan and each VRI Stock Option granted under the VRI Stock Option Plan, whether vested or unvested, shall become immediately exercisable and shall be assumed by T Cell and deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such VRI Stock Option prior to the Effective Time, 1.55 shares of T Cell Common Stock (if the VRI Stock Option is an incentive stock option) or 1.55 shares of T Cell Common Stock and 0.20 of a T Cell Warrant (if the VRI Stock option is a non-qualified stock option) for each share of VRI Common Stock issuable upon exercise of the VRI Stock Option.

     The approval of the T Cell Share Proposal is required by the rules of the Nasdaq because the number of shares of T Cell Common Stock that would be issued in the Merger exceeds 20% of the number of shares of T Cell Common Stock that would be outstanding immediately before the closing of the Merger. The approval of the T Cell Share Proposal is a condition to the obligation of T Cell, Merger Sub and VRI to consummate the Merger.

     Stockholder approval of the T Cell Charter Amendments is required by the DGCL before the T Cell Charter Amendments may become effective.

     The holders of T Cell Common Stock are not required by the DGCL, Nasdaq rules or otherwise to adopt the Merger Agreement or approve the Merger, and holders of T Cell Common Stock will not be asked to consider or vote upon any proposal for such purpose.

     THE BOARD OF DIRECTORS OF T CELL HAS APPROVED THE T CELL CHARTER AMENDMENTS AND THE T CELL SHARE PROPOSAL AND RECOMMENDS THAT T CELL STOCKHOLDERS VOTE FOR APPROVAL OF THE T CELL CHARTER AMENDMENTS AND THE T CELL SHARE PROPOSAL. SEE "THE MERGER--BACKGROUND OF THE MERGER," "THE MERGER--RECOMMENDATION OF THE BOARD OF DIRECTORS OF T CELL; REASONS FOR THE MERGER" AND "THE T CELL CHARTER AMENDMENTS."

Record Date

     The T Cell Board has fixed the close of business on July 14, 1998 as the T Cell Record Date for determining holders entitled to notice of and to vote at the T Cell Special Meeting.

     As of the T Cell Record Date, there were 28,466,280 shares of T Cell Common Stock issued and outstanding, each of which entitles the holder thereof to one vote.


Quorum

     The presence in person or by properly executed proxy of holders representing a majority of the voting power of the T Cell Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the T Cell Special Meeting.


Required Vote

     The T Cell Share Proposal will require approval by the affirmative vote of a majority of the total votes cast in person or by proxy (assuming the existence of a quorum). The T Cell Charter Amendments require the affirmative vote of a majority of the issued and outstanding shares of T Cell Common Stock entitled to vote thereon at the T Cell Special Meeting. As of the T Cell Record Date, the directors and executive officers of T Cell and their affiliates beneficially owned as a group approximately 4.2% of the issued and outstanding shares of T Cell Common Stock representing in the aggregate approximately 4.2% of the voting power of the outstanding T Cell Common Stock on such date. Such directors and executive officers of T Cell have indicated to T Cell that they and their affiliates presently intend to vote all such shares in favor of the T Cell Share Proposal and the T Cell Charter Amendments.


Voting Rights; Proxies

     As of the T Cell Record Date, there were 28,466,280 shares of T Cell Common Stock issued and outstanding each of which entitles the holder to one vote. All shares of T Cell Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH SHARES OF T CELL STOCK WILL BE VOTED IN FAVOR OF THE T CELL SHARE PROPOSAL AND THE T CELL CHARTER AMENDMENTS. T Cell does not know of any matters other than as described in the accompanying Notice of Special Meeting that are to come before the T Cell Special Meeting. If any other matter or matters are properly presented for action at the T Cell Special Meeting, the persons named in the enclosed proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. A stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice thereof to Norman W. Gorin, Secretary of T Cell, by signing and returning a later dated proxy, or by voting in person at the T Cell Special Meeting. Accordingly, T Cell stockholders who have executed and returned proxy cards in advance of the T Cell Special Meeting may change their votes at any time prior to the vote on the T Cell Share Proposal at the T Cell Special Meeting; however, mere attendance at the T Cell Special Meeting will not in and of itself have the effect of revoking the proxy.

     Shares of T Cell Common Stock represented in person or by proxy will be counted for the purpose of determining whether a quorum is present at the T Cell Special Meeting. Shares which abstain from voting as to a particular matter will be treated as shares that are present and entitled to vote at the T Cell Special Meeting for purposes of determining whether a quorum exists, but will not be counted as votes cast on such matter. If a broker or nominee holding stock in "street name" indicates on a proxy that it does not have discretionary authority to vote as to a particular matter ("broker non-votes"), those shares will be treated as present and entitled to vote at the T Cell Special Meeting for purposes of determining whether a quorum exists, but will not be counted as votes cast on such matter. Accordingly, in determining whether the T Cell Share Proposal has received the requisite number of affirmative votes, abstentions and broker non-votes will have no effect on the voting on such proposals; and in determining whether the T Cell Charter Amendments have received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the T Cell Charter Amendments.

     If the T Cell Special Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the T Cell Special Meeting all proxies (except for any proxies that have theretofore effectively been revoked or withdrawn) will be voted in the same manner as such proxies would have been voted at the original convening of the T Cell Special Meeting, notwithstanding that such proxies may have been effectively voted on the same or any other matter at a previous meeting.


Solicitation of Proxies

     All expenses of T Cell's solicitation of proxies, including the cost of preparing and mailing this Joint Proxy Statement/Prospectus to T Cell stockholders, will be borne by T Cell. T Cell has retained MacKenzie Partners, Inc. ("MacKenzie") to assist in the solicitation of proxies for the T Cell Special Meeting at a fee estimated to be $5,000, plus reimbursement of out of pocket expenses. MacKenzie will be indemnified against certain liabilities and expenses, including liabilities under federal securities laws. In addition , proxies may be solicited from T Cell stockholders by directors, officers and employees of T Cell in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and T Cell will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith.

     THE MATTERS TO BE CONSIDERED AT THE T CELL SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF T CELL. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.


                          THE T CELL CHARTER AMENDMENTS

     At the T Cell Special Meeting, T Cell stockholders will be asked to consider and vote upon (i) a proposal to amend the T Cell Charter to change the name of the corporation from "T Cell Sciences, Inc." to "AVANT Immunotherapeutics, Inc." and (ii) a proposal to approve an amendment to the T Cell Charter to increase the number of authorized shares of T Cell Common Stock from 50,000,000 to 75,000,000. The T Cell Board believes the approval of the T Cell Charter Amendments is in the best interests of T Cell and its stockholders and recommends a vote FOR the proposals.

     Each proposed T Cell Charter Amendment is being presented to the stockholders of T Cell as a separate proposal from the other proposed T Cell Charter Amendment and the T Cell Share Proposal, and the approval of one T Cell Charter Amendment is not a condition to the approval of the other proposed T Cell Charter Amendment, the T Cell Share Proposal or the consummation of the Merger.


The T Cell Name Change

     At the T Cell Special Meeting, the T Cell stockholders will be asked to consider and vote upon a proposal to amend the T Cell Charter to change the name of T Cell to "AVANT Immunotherapeutics, Inc." This amendment was adopted by the T Cell Board on July 10, 1998, subject to stockholder approval.

     To accomplish the T Cell Name Change, Article FIRST of the T Cell Charter must be amended to be and read as follows:

     "FIRST: The name of the Corporation is 'AVANT Immunotherapeutics, Inc.'"

     THE T CELL BOARD UNANIMOUSLY RECOMMENDS THAT T CELL STOCKHOLDERS VOTE FOR THE T CELL NAME CHANGE.


The T Cell Share Increase

     At the T Cell Special Meeting, the T Cell stockholders will also be asked to consider and vote upon a proposal to amend the T Cell Charter to increase the number of shares of T Cell Common Stock authorized for issuance from 50,000,000 to 75,000,000. This amendment was adopted by the T Cell Board on July 10, 1998, subject to stockholder approval.

     T Cell's authorized capital stock currently consists of a total of 50,000,000 shares of T Cell Common Stock, 1,163,102 shares of Series B Preferred Stock, par value $2.00 per share (the "Series B Preferred Stock"), and

3,000,000 shares of Series C Preferred Stock, $.01 par value per share (the "Series C Preferred Stock"). All of the authorized shares of the Series B Preferred Stock were redeemed and can never be reissued. The Series C Preferred Stock includes 350,000 shares designated by the T Cell Board as Series C-1 Junior Participating Cumulative Preferred Stock, which shares are issuable upon the exercise of Preferred Stock Purchase Rights issued pursuant to that certain Shareholder Rights Agreement, dated as of November 10, 1994, by and between T Cell and State Street Bank and Trust Company, as rights agent. There are no preemptive rights associated with the T Cell Common Stock. As of the T Cell Record Date, there were issued and outstanding 28,466,280 shares of T Cell Common Stock, options to purchase approximately 1,999,230 shares of T Cell Common Stock and performance share awards with respect to 100,000 shares of T Cell Common Stock. There are no shares of Series B or Series C Preferred Stock issued and outstanding.

     The Merger will require the issuance of approximately 17,551,860 shares of T Cell Common Stock (including shares issuable upon the exercise of VRI Stock Options, VRI Warrants and T Cell Warrants issued in connection with the Merger). In addition to the shares issued in connection with the Merger, the T Cell Board believes that it is in the best interests of T Cell to have additional authorized shares of T Cell Common Stock available for issuance at its discretion for possible future acquisitions, stock splits, stock dividends, employee benefit plans, equity financing and other corporate purposes.

     The additional shares of T Cell Common Stock to be authorized by adoption of the T Cell Share Increase would have rights identical to the currently issued and outstanding shares of T Cell Common Stock. Adoption of the T Cell Share Increase and the issuance of T Cell Common Stock would not affect the rights of the holders of currently issued and outstanding T Cell Common Stock, except for effects incidental to increasing the number of shares of T Cell Common Stock issued and outstanding, including possible dilution of the equity interests of existing stockholders or reduction of the proportionate voting power of existing stockholders. In addition, the issuance of additional shares could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of T Cell, thereby delaying, deferring or preventing a change in control of T Cell, although this is not the intention of the T Cell Share Increase proposal. If the T Cell Share Increase is adopted, it will become effective upon the filing of a Certificate of Amendment to the T Cell Charter with the Secretary of State of Delaware.

     The additional shares of T Cell Common Stock may be issued, subject to certain exceptions, by the T Cell Board at such times, in such amounts, and upon such terms as the T Cell Board may determine without further approval of the stockholders. Stockholders have no preemptive rights to subscribe to additional shares when issued. To accomplish the T Cell Share Increase, the first paragraph of Article FOURTH of the T Cell Charter must be amended to be and read as follows:

     "FOURTH: The total number of shares of capital stock which the Corporation shall have the authority to issue is 78,000,000 shares, of which (i) 75,000,000 shares shall be Common Stock, par value $.001 per share (the "Common Stock") and
(ii) 3,000,000 shares shall be Preferred Stock, par value $.01 per share, all of which shall be designated Class C Preferred Stock ("Class C Stock") of which 350,000 shall be designated Series C-1 Junior Participating Cumulative Preferred Stock (the "Series C-1 Preferred Stock")."

     THE T CELL BOARD UNANIMOUSLY RECOMMENDS THAT T CELL STOCKHOLDERS VOTE FOR THE T CELL SHARE INCREASE.


                               VRI SPECIAL MEETING


Purpose of the VRI Special Meeting

     At the VRI Special Meeting, holders of VRI Common Stock will consider and vote upon the VRI Merger Proposal. In the Merger, (i) VRI will become a wholly-owned subsidiary of T Cell and (ii) each outstanding share of VRI Common Stock (other than shares owned by VRI as treasury stock or by its subsidiaries or by T Cell or its subsidiaries, all of which shall be canceled) will be converted into the right to receive 1.55 shares of T Cell Common Stock and 0.20 of a T Cell Warrant to purchase one share of T Cell Common Stock (one whole T Cell Warrant being required to purchase one share of T Cell Common Stock). Holders of VRI Common Stock may also consider and vote upon matters incident to the conduct of the VRI Special Meeting.

     THE BOARD OF DIRECTORS OF VRI HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT VRI STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER. SEE "THE MERGER--BACKGROUND OF THE MERGER," "THE MERGER--RECOMMENDATION OF THE BOARD OF DIRECTORS OF VRI;

REASONS FOR THE MERGER" AND "THE MERGER--INTERESTS OF CERTAIN PERSONS IN THE MERGER."


Record Date

     The VRI Board has fixed the close of business on July 14, 1998 as the VRI Record Date for determining holders entitled to notice of and to vote at the VRI Special Meeting.

     As of the VRI Record Date, there were 9,044,992 shares of VRI Common Stock issued and outstanding, each of which entitles the holder thereof to one vote.


Quorum

     The presence in person or by properly executed proxy of holders representing a majority of the voting power of the VRI Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the VRI Special Meeting.


Required Vote

     Approval of the VRI Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of VRI Common Stock. The Principal VRI Stockholders, who held in the aggregate as of July 14, 1998 approximately 34.5% of the issued and outstanding shares of VRI Common Stock, have agreed to vote in favor of the VRI Merger Proposal and have granted T Cell an irrevocable proxy to vote their shares of VRI Common Stock in accordance therewith. See "Other Agreements--Proxy Agreements." As of the VRI Record Date, the directors and executive officers of VRI and their affiliates (excluding the Principal VRI Stockholders) beneficially owned as a group approximately 0.4% of the outstanding shares of VRI Common Stock. Such directors and executive officers of VRI have indicated to VRI that they and their affiliates presently intend to vote all such shares in favor of the VRI Merger Proposal.


Voting Rights; Proxies

     As of the VRI Record Date, there were 9,044,992 shares of VRI Common Stock issued and outstanding, each of which entitles the holder thereof to one vote. All shares of VRI Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH SHARES OF VRI COMMON STOCK WILL BE VOTED IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER. VRI does not know of any matters other than as described in the accompanying Notice of Special Meeting that are to come before the VRI Special Meeting. If any other matter or matters are properly presented for action at the VRI Special Meeting, the persons named in the enclosed proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. A stockholder giving a proxy pursuant to this proxy solicitation may revoke it at any time before it is exercised by giving a subsequent proxy, by delivering to William A. Packer, Secretary of VRI, a written notice of revocation prior to the voting of the proxy at the VRI Special Meeting, or by attending the VRI Special Meeting and informing the Secretary of VRI in writing that such stockholder wishes to vote his or her shares in person. However, mere attendance at the VRI Special Meeting will not in and of itself have the effect of revoking the proxy.

     Shares of VRI Common Stock represented in person or by proxy will be counted for the purpose of determining whether a quorum is present at the VRI Special Meeting. Shares which abstain from voting as to a particular matter, and shares held by a broker or nominee in "street name" which indicates on a proxy that it does not have discretionary authority to vote as to a particular matter, will be treated as shares that are present and entitled to vote at the VRI Special Meeting for purposes of determining whether a quorum exists. Because the Merger Agreement and the Merger must be approved by the holders of a majority of the shares of VRI Common Stock outstanding on the record date, abstentions and broker non-votes will have the same effect as a vote against the Merger Agreement and the Merger.

     If the VRI Special Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the VRI Special Meeting all proxies (except for any proxies that have theretofore effectively been revoked or withdrawn) will be voted in the same manner as such proxies would have been voted at the original convening of the VRI Special Meeting, notwithstanding that such proxies may have been effectively voted on the same or any other matter at a previous meeting.


Solicitation of Proxies

     All expenses of VRI's solicitation of proxies, including the cost of preparing and mailing this Joint Proxy Statement/Prospectus to VRI stockholders, will be borne by VRI. VRI has retained MacKenzie to distribute proxy materials and to monitor the solicitation process in connection with the VRI Special Meeting at a fee estimated to be $1,000, plus reimbursement of out of pocket expenses. MacKenzie will be indemnified against certain liabilities and expenses, including liabilities under federal securities laws. Proxies may be solicited from VRI stockholders by directors, officers and employees of VRI in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and VRI will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith.

     THE MATTER TO BE CONSIDERED AT THE VRI SPECIAL MEETING IS OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF VRI. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.


                                   THE MERGER


     THIS SECTION OF THIS JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS THE NEXT TWO SECTIONS OF THIS JOINT PROXY STATEMENT/PROSPECTUS ENTITLED "THE MERGER AGREEMENT" AND "OTHER AGREEMENTS," DESCRIBE CERTAIN ASPECTS OF THE PROPOSED MERGER. TO THE EXTENT THAT IT RELATES TO THE MERGER AGREEMENT, OR THE OTHER AGREEMENTS DESCRIBED UNDER "OTHER AGREEMENTS," THE FOLLOWING DESCRIPTION DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A TO THIS JOINT PROXY STATEMENT/ PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE, AND SUCH OTHER AGREEMENTS, WHICH ARE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT AND ARE INCORPORATED HEREIN BY REFERENCE. ALL STOCKHOLDERS ARE URGED TO READ THE MERGER AGREEMENT AND SUCH OTHER AGREEMENTS IN THEIR ENTIRETIES.


General

     The Merger Agreement provides that the Merger will be consummated if the approvals of the T Cell and VRI stockholders required therefor are obtained and all other conditions to the Merger are satisfied or waived. Upon consummation of the Merger, Merger Sub will be merged with and into VRI, the separate corporate existence of Merger Sub shall cease, and VRI shall continue as the surviving corporation and a wholly-owned subsidiary of T Cell.

     Based upon the number of issued and outstanding shares of VRI Common Stock as of July 14, 1998, T Cell would, in connection with the Merger, issue to holders of VRI Common Stock (x) approximately 14,019,737 shares of T Cell Common Stock, representing approximately 33.0% of the issued and outstanding shares of T Cell Common Stock following the consummation of the Merger and (y) 1,808,998 T Cell Warrants to purchase 1,808,998 shares of T Cell Common Stock, which, if fully exercised, would result in the former holders of VRI Common Stock receiving approximately 35.7% of the issued and outstanding T Cell Common Stock as of the consummation of the Merger. In addition, T Cell would assume the VRI Warrants and the VRI Stock Options, which following the Merger, would be exercisable for approximately 1,682,142 shares of T Cell Common Stock and 40,983 T Cell Warrants. If the VRI Stock Options, the VRI Warrants and the T Cell Warrants were fully exercised immediately following the consummation of the Merger, the former holders of VRI Common Stock would own approximately 38.1% of the issued and outstanding shares of T Cell Common Stock (assuming 28,466,280 shares of T Cell

Common Stock were issued and outstanding immediately prior to such exercises). See "The Merger Agreement--VRI Stock Options" and "The Merger Agreement--VRI Warrants."


Background of the Merger

     The T Cell Board considered a wide variety of information and a number of factors in connection with its evaluation of the proposed Merger and the Merger Agreement, and determined that the Merger provides an opportunity that serves the best interests of T Cell and its stockholders. The T Cell Board believes that the proposed Merger may result in a number of benefits to T Cell and its stockholders, including, among other benefits, the following:

   (i) the combined company's increased pipeline of products is expected to increase the probability of finding and developing safe and efficacious product candidates and improve the combined company's competitive position;

   (ii) the strategic fit between T Cell and VRI would create a new entity that could offer a broad array of discovery technologies for drug and product discovery;

   (iii) the combined company's broadened number of strategic alliances would increase the opportunity for additional collaborations with its corporate partners; and

   (iv) the potential access to greater financial resources, more collaborative agreements, and more scientists would provide increased flexibility and enhance the efficiency of research and development efforts.

     In evaluating its strategic direction in the first half of 1997, T Cell determined that expansion of its immunotherapeutic platform with the addition of vaccine delivery systems and prophylactic vaccines could potentially provide additional technological capabilities which would enhance the probability of success of T Cell's existing drug discovery capabilities, thereby increasing the value of T Cell's partnered as well as proprietary discovery programs. Such expansion could take the form of collaborations, acquisitions, internal expansion or some combination. Similarly, VRI had determined as part of its strategic plan that expansion into immunotherapeutic drug discovery programs was an important and desirable goal.

     On January 21, 1998, Dr. Una S. Ryan, the President and Chief Executive Officer of T Cell, met with John Littlechild, a member of the VRI Board, to discuss expanding T Cell's vaccine business. Mr. Littlechild offered to arrange an introduction to Dr. J. Barrie Ward, the Chairman and Chief Executive Officer of VRI. Dr. Ryan was familiar with VRI because on June 20, 1996 T Cell had signed a confidentiality agreement covering VRI's research and discovery efforts and had conducted a brief review of VRI's programs.

     On January 24, 1998, T Cell and VRI signed a Material Transfer Agreement covering T Cell's atherosclerosis vaccine and VRI's polyphosphazene adjuvant materials as Dr. Ryan wished to explore a possible collaboration using VRI's adjuvant together with T Cell's atherosclerosis vaccine.

     On February 4, 1998, Dr. Ryan and Dr. Ward had an initial meeting to discuss potential scientific collaboration opportunities between T Cell and VRI. At this meeting, it was determined that there were a number of potential collaboration possibilities in addition to T Cell's use of VRI's adjuvants. On February 11, 1998, the parties agreed to sign a confidentiality agreement covering both companies' scientific programs.

     Drs. Ryan and Ward and Mr. Littlechild had further discussions on February 12, 1998 and Drs. Ryan and Ward had a follow-up meeting on February 16, 1998. At this meeting, an agreement was reached to schedule sessions for the senior scientific staff from each company to present their research and development programs to their counterparts and to arrange for Mr. Littlechild to participate in this review.

     On March 9, 1998, Mr. Littlechild and third-party consultants with immunology expertise retained by the HealthCare Ventures met with Dr. Ryan to review T Cell's scientific program.


     On March 18, 1998, T Cell's senior scientific staff including Dr. Ryan, Dr. Henry Marsh, Dr. Augustine Lin and Mr. Charles Rittershaus delivered a detailed presentation regarding T Cell's programs to VRI's senior scientific staff, including Dr. Ward, Dr. Bryan Roberts, Dr. Urban Ramstedt and Dr. Dale Spriggs.


     At a T Cell Board meeting on April 1, 1998, Dr. Ryan informed the T Cell Board of the meetings which had transpired with VRI and of her interest in considering a business combination with VRI. She outlined thoughts on a strategic vision of a combined company. The T Cell Board encouraged her to continue the review, exploring the possibility of a merger with VRI, and to report back as appropriate.


     On April 3, 1998, VRI's senior staff, including Drs. Ward, Roberts and Spriggs, Mr. William Packer and Ms. Lisa McGillis, delivered a detailed presentation regarding VRI's programs to T Cell's senior scientific staff, including Dr. Ryan, Dr. Marsh, Dr. Lin, Dr. Levin, Dr. Pettey, Mr. Rittershaus and Mr. Norman Gorin.


     As a result of these detailed reviews, it became apparent to Dr. Ryan that there were a number of potential synergies between the scientific programs of the two companies. On April 6, 1998, Dr. Ryan telephoned Mr. Fred Frank of Lehman Brothers, who had previously acted on a number of occasions as a financial advisor to T Cell, to seek his assistance in evaluating a possible business combination. Also on April 6, 1998, Dr. Ryan contacted Mr. Stuart Cable of Goodwin, Procter & Hoar LLP to seek his assistance as legal counsel in exploring a business combination with VRI.


     On April 7, 1998, Drs. Ryan and Ward and Mr. Littlechild met to discuss the idea of a potential business combination and the structural and organizational issues related to such a combination. They agreed that there appeared to be a number of significant benefits from such a combination and that they should go forward to conduct a complete analysis of the combination.


     Subsequent to this meeting, Dr. Ward spoke with Mr. Paul Lee of Goodwin, Procter & Hoar LLP regarding their representation of VRI in discussions with T Cell. It was agreed that Dr. Ward should seek alternative counsel since Goodwin, Procter & Hoar LLP was also counsel to T Cell.


     Dr. Ward then contacted Mr. David Redlick of Hale and Dorr LLP, who agreed to represent VRI in further discussions. Hale and Dorr LLP had acted as underwriter's counsel in VRI's initial public offering.


     On April 7, 1998, the VRI Board met telephonically to receive an update from Dr. Ward as to his interest in pursuing a potential business combination with T Cell. The VRI Board authorized Dr. Ward to engage Hambrecht & Quist as financial advisor for the proposed transaction.


     On April 8, 1998, Dr. Ward contacted Mr. Dennis Purcell of Hambrecht & Quist to seek Hambrecht & Quist's assistance as financial advisor to VRI in the proposed business combination. Hambrecht & Quist agreed to act in that capacity.


     On April 9, 1998, Messrs. Gorin and Packer met to review the financial reports and projections of each company and to prepare a pro forma combination analysis.


     On April 10, 1998, Dr. Ryan conducted a conference call with representatives of Lehman Brothers and Mr. Cable of Goodwin, Procter & Hoar LLP to discuss various business and legal issues relating to the proposed transaction.


     Also on April 10, 1998, Drs. Ryan and Ward met to prepare a presentation of strategic vision of the combined business. They also discussed their respective management roles and the duties and responsibilities of other executive officers in the event of a business combination.


     On April 13, 1998, Drs. Ryan and Ward made a presentation to Mr. Littlechild and Dr. J. Cavanaugh of HealthCare Ventures and Mr. Purcell, Mr. Russell Pollack and Mr. Philippe McAuliffe of Hambrecht & Quist at the offices of HealthCare Ventures regarding the business benefits of a combination of T Cell and VRI.


     Also on April 13, 1998, there was an organizational meeting at the offices of Hale and Dorr LLP to plan the schedule for a detailed due diligence review process. In attendance were Messrs. Gorin and Packer, Mr. Redlick and Mr. Peter Gray of Hale and Dorr LLP, Mr. Ettore Santucci and Mr. Joshua Goodman of Goodwin, Procter & Hoar LLP, Messrs. Pollack and McAuliffe of Hambrecht & Quist, and representatives of Lehman Brothers.


     On April 16, 1998, T Cell and VRI executed a confidentiality agreement covering negotiations concerning a business combination.


     On April 17, 1996, Mr. Packer and Dr. Roberts delivered a detailed presentation regarding VRI's scientific programs, patent estate, organizational structure, financial history and near and long-term business plans. In attendance at this meeting were Mr. Gorin, Dr. Levin and Mr. James O'Neill of T Cell, Ms. McGillis of VRI, Mr.

Gray of Hale and Dorr LLP, Messrs. Santucci and Goodman of Goodwin, Procter & Hoar LLP, Messrs. Michael Wood and McAuliffe of Hambrecht & Quist, and representatives of Lehman Brothers.

     On April 20, 1996, Mr. Gorin and Drs. Levin and Marsh delivered a detailed presentation regarding T Cell's scientific programs, patent estate, organizational structure, financial history and near and long-term business plans. In attendance at this meeting were Mr. Packer, Dr. Spriggs and Ms. McGillis of VRI, Mr. Gray of Hale and Dorr LLP, Messrs. Santucci and Goodman of Goodwin, Procter & Hoar LLP, Messrs. Pollack and Wood of Hambrecht & Quist, Mr. Colyer and Mr. Matthew Eggers of Lehman Brothers.

     On April 27, 1998, the senior staff of both companies met at an offsite retreat to discuss the potential scientific and business opportunities created by a combination of T Cell and VRI and to address and resolve questions which had arisen from the prior review sessions.

     On April 29, 1998, the T Cell Board met telephonically to receive an update from Dr. Ryan as to the status of the proposed transaction. The directors discussed various matters including a number of business and legal issues to be resolved if the transaction were to proceed as well as the timing and process by which the transaction would be negotiated, documented and closed. The T Cell Board discussed the objectives to be achieved by entering into the transaction with VRI and the possibility of achieving those objectives through various alternatives to the transaction. The T Cell Board authorized T Cell management and its financial advisor, Lehman Brothers, to continue negotiations and due diligence and to prepare a draft term sheet and begin drafting the merger documents.

     On May 6, 1998, the T Cell Board met telephonically to receive an update from Dr. Ryan as to the status of the proposed transaction. Lehman Brothers made a presentation to the T Cell Board, providing an overview of VRI and review of the proposed transaction including an analysis of terms for a T Cell/VRI merger. After reviewing the progress and negotiations to date, the T Cell Board authorized management to continue through the remainder of the week.


     On May 7, 1998, the VRI Board met to receive an update from Dr. Ward as to the status of the proposed transaction. The directors discussed various matters including a number of business and legal issues to be resolved if the transaction were to proceed as well as the timing and process by which the transaction would be negotiated, documented and closed. The VRI Board discussed the objectives to be achieved by entering into the transaction with T Cell and the possibility of achieving those objectives through various alternatives to the transaction. After reviewing the progress and negotiations to date, the VRI Board authorized management to continue negotiations, which continued through the remainder of the week.

     Between May 6, 1998 and May 11, 1998, T Cell and VRI and their legal counsel prepared and negotiated definitive documentation for the proposed Merger.

     On May 11, 1998, the VRI Board held a special meeting to consider and act upon the proposed Merger. At the meeting of the VRI Board , VRI's financial advisor, Hambrecht & Quist, and legal advisor, Hale and Dorr LLP, described the progress of negotiations which had occurred and the proposed terms and conditions of the Merger Agreement, the Proxy Agreements, and the Ward Employment Agreement and the transactions contemplated by each of such agreements. Hambrecht & Quist then made a financial presentation regarding the proposed Merger and rendered its oral opinion (subsequently confirmed in writing). Following extensive discussions and deliberations regarding the potential advantages and risks associated with the proposed Merger and the possibility of achieving those objectives through various alternatives to the transaction, the VRI Board unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger.

     On May 12, 1998, the T Cell Board held a special meeting to consider and act upon the proposed Merger. At the meeting of the T Cell Board, T Cell's financial advisor, Lehman Brothers, and legal advisor, Goodwin, Procter & Hoar LLP, described the progress of negotiations which had occurred and the proposed terms and conditions of the Merger Agreement, the Proxy Agreement, and the Ward Employment Agreement and the transactions contemplated by each of such agreements. Lehman Brothers then made a financial presentation regarding the proposed Merger and rendered its opinion. Following extensive discussions and deliberations regarding the potential advantages and risks associated with the proposed Merger, the T Cell Board approved and adopted the Merger Agreement and the transactions contemplated thereby, including the proposed Merger, the Proxy Agreements, and the Ward Employment Agreement.

     On May 12, 1998, T Cell and VRI executed the Merger Agreement and issued a joint press release announcing the execution of the Merger Agreement.

Recommendation of the Board of Directors of T Cell; Reasons for the Merger

     In reaching its determination and recommendation, the T Cell Board consulted with T Cell's management as well as its financial advisors, legal counsel and accountants, and considered a number of factors. The material factors considered by the T Cell Board in reaching the foregoing determination and recommendations are described below.

     The Surviving Corporation: Business, Conditions and Prospects. The T Cell Board reviewed information relating to the financial performance, business operations and prospects of VRI and T Cell and pro forma information for the combined entity, as well as current industry, economic and market conditions. The T Cell Board believes that the proposed Merger may enable T Cell to achieve many of its long-range goals more quickly and with less risk than T Cell could achieve without the proposed Merger. The combined company will have three products in or scheduled to enter Phase II clinical trials in 1998. It will have nine additional products for which clinical trials have begun or are planned to start in 1999. The combined company will have five existing corporate partnerships that support, in part, clinical development costs for its products.

     Greater Financial Flexibility. The T Cell Board believes that greater size, enhanced financial flexibility and management depth and resources created from the Merger will allow the combined entity to pursue a more aggressive and flexible business plan, especially in the areas of partnerships and collaborations, than could be pursued by T Cell as a stand alone company.

     Structure of the Transaction. The T Cell Board views as favorable the terms and conditions of the Merger Agreement, including the representations and warranties and covenants of the parties, the conditions to the parties' respective obligations thereunder and the termination provisions set forth therein.

     Enhanced Management Team. The proposed Merger will enhance the level of management depth and experience. Specifically, the T Cell Board noted that the proposed Merger will effectively combine the senior management teams of T Cell and VRI, with the combined entity benefiting from the expertise of both groups.


     Anticipated Synergies and Cost Savings. The T Cell Board believes that T Cell and its stockholders will realize the benefit of significant synergies in a number of areas. The Merger brings together two organizations with managerial and scientific experience in developing innovative products which exploit the body's immune response mechanisms. The combination broadens the scope of T Cell's therapeutic programs for immune and cardiovascular diseases to include prophylactic vaccines and new, wider-ranging opportunities in immunotherapeutics. Beyond the numerous products currently in development, VRI's experience in vaccines, adjuvants and vaccine and immunotherapeutic systems may facilitate the commercialization of the endogenous cholesteryl ester transfer protein ("CETP") immunotherapeutic vaccine for atherosclerosis. Together, the companies believe that they are well positioned to exploit the broad range of immunotherapeutic opportunities offered by Therapore for treating persistent viral infections and certain cancers. The T Cell Board also believes that T Cell and its stockholders will realize the benefit of on-going operational cost savings, including general and administrative cost savings in areas such as information and accounting systems and telecommunications, and operating efficiencies due to critical mass in areas such as bulk purchasing and insurance.

     Improved Combined Business Capabilities. The T Cell Board believes that the combination of T Cell's immunoregulator technologies with VRI's anti-infective vaccines and vaccine and immunotherapeutic systems would create a company with a broad based technological platform including complement inhibitors, small molecule immunoregulators, adjuvant technologies, vaccine delivery systems, gene therapy and the Therapore platform for the development of novel immunotherapeutics. As a result of this broadened technological platform, T Cell believes that the combined company's strategic and market position would be enhanced beyond that achievable by T Cell alone.

     Opinion of Lehman Brothers. The T Cell Board also relied on the opinion, analyses and presentations of Lehman Brothers described below under "Opinion of T Cell's Financial Advisor." The T Cell Board viewed Lehman Brothers' opinion as favorable to its determination because Lehman Brothers is an internationally recognized investment banking firm with experience in the valuation of businesses and their securities in connection with mergers and acquisitions and in providing advisory services and raising capital for companies in the biotech industry.

     The T Cell Board also considered certain potentially negative factors which could arise from the proposed Merger. These included, among others, the significant transaction costs involved in connection with consummating the Merger, the substantial management time and effort required to effectuate the Merger and integrate the businesses of VRI and T Cell, and the related disruption to T Cell's operating and research and development activities. The T Cell Board also considered the risk that T Cell may be unable to successfully integrate the operating practices of T Cell and VRI and the possibility that the anticipated benefits of the Merger might not be fully realized.

     The foregoing discussion of the information and factors considered by the T Cell Board is not intended to be exhaustive but is believed to include all material factors considered by the T Cell Board. In view of the wide variety of information and factors considered, both positive and negative, the T Cell Board did not find it practical to, and did not, quantify or otherwise assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

     THE T CELL BOARD OF DIRECTORS HAS APPROVED THE TERMS OF THE MERGER AND RECOMMENDS THAT T CELL'S STOCKHOLDERS VOTE FOR THE T CELL SHARE PROPOSAL.


Recommendation of the Board of Directors of VRI; Reasons for the Merger

     In reaching its determination and recommendation, the VRI Board consulted with VRI's management as well as its financial advisors and legal counsel and considered a number of factors. The material factors considered by the VRI Board in reaching the foregoing determination and recommendations are described below.

     The Surviving Corporation: Business, Conditions and Prospects. The VRI Board reviewed information relating to the financial performance, business operations and prospects of VRI and T Cell and pro forma information for the combined entity, as well as current industry, economic and market conditions. The VRI Board believes that the proposed Merger may enable the combined entity to achieve many of its long-range goals more quickly and with less risk than VRI could achieve without the proposed Merger, due to diversification of product platforms and product development risk. The combined entity will have three products in or scheduled to enter Phase II clinical trials in 1998. In addition, the combined entity will have nine additional products for which clinical trials have begun or are expected to begin in 1999. The combined entity will have five existing corporate partnerships that support, in part, clinical development costs for its most advanced products.

     Greater Financial Flexibility. The VRI Board believes that greater size, enhanced financial flexibility and management depth and resources created from the Merger will allow the combined entity to pursue a more aggressive and flexible business plan, especially in the areas of partnerships and collaborations, than could be pursued by VRI as a stand alone company.

     Complimentary Focus on Immunotherapy. The VRI Board believes that the combination of VRI's vaccine and immunotherapeutic delivery systems with T Cell's immunoregulator technologies could create a company with a broad-based technological platform including compliment inhibitors, adjuvant technologies, vaccine delivery systems, gene therapy and the Therapore platform for the development of novel immunotherapeutics. As a result of this broadened technological platform, VRI believes that the combined entity's strategic and market position would be enhanced beyond that achievable by VRI alone.

     Anticipated Technological Synergies. The VRI Board believes that the proposed Merger broadens the scope of VRI's vaccine and immunotherapeutic delivery system platforms by combining them with T Cell's therapeutic programs. The VRI Board considered T Cell's management's experience in developing therapeutic products such as TP10 and the benefits such experience would have on VRI's Therapore product platform. The VRI Board believes that the combined entity will be better able to exploit the broad range of immunotherapeutic opportunities offered by Therapore.

     Operational and Geographic Synergies. The VRI Board considered the potential cost savings which may be realized by the combined entity. These cost savings are primarily anticipated in the general and administrative areas such as information and accounting systems and telecommunications, and in operational areas such as bulk purchasing and insurance expenditures. In addition, the VRI Board considered the close proximity of the two constituent corporations to each other. The proposed Merger brings together two organizations with managerial and scientific experience in developing innovative products which exploit the body's immune response mechanisms.

     Opinion of Hambrecht & Quist. The VRI Board also relied on the opinion, analysis and presentations of Hambrecht & Quist described below under "Opinion of VRI's Financial Advisor," to the effect that the consideration to be received by the VRI stockholders in the Merger is fair to such stockholders from a financial point of view. The VRI Board viewed Hambrecht & Quist's opinion as favorable to its determination because Hambrecht & Quist is an internationally recognized investment banking firm with experience in the valuation of businesses and their securities in connection with mergers and acquisitions and in providing advisory services and raising capital for companies in the biotech industry.

     Financial Terms of the Merger. The VRI Board considered the Exchange Ratio which would provide holders of VRI Common Stock with shares of T Cell Common Stock and T Cell Warrants having a value that represents a significant premium over the price at which the VRI Common Stock was trading prior to the execution of the Merger Agreement.

     Tax Treatment. The VRI Board considered the expectation that the proposed Merger would be treated as a tax-free transaction to VRI and its stockholders.

     The VRI Board also considered certain potential negative factors which could arise from the proposed Merger. These included, among others, the significant transaction costs included in connection with consummating the Merger, the challenge to fully develop and execute a business development plan for the combined entity, the substantial management time and effort required to effectuate the Merger and integrate the businesses of VRI and T Cell, and the related disruption of VRI's operating and research and development activities. The VRI Board also considered the risk that the combined entity may be unable to successfully integrate the businesses of VRI and T Cell and may fail to achieve the expected synergies and other benefits of the Merger.

     The foregoing discussion of the information and factors considered by the VRI Board is not intended to be exhaustive but is believed to include all material factors considered by the VRI Board. In view of the wide variety of information and factors considered, both positive and negative, the VRI Board did not find it practical to, and did not, quantify or otherwise assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

     THE VRI BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF VRI COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.


Opinion of T Cell's Financial Advisor

     THE FULL TEXT OF LEHMAN BROTHERS' OPINION, DATED MAY 12, 1998 (THE "LEHMAN OPINION"), IS ATTACHED AS ANNEX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. T CELL AND VRI STOCKHOLDERS SHOULD READ THE LEHMAN OPINION FOR A DISCUSSION OF ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY LEHMAN BROTHERS IN RENDERING ITS OPINION. THE SUMMARY OF THE LEHMAN OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/ PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     Lehman Brothers has acted as financial advisor to T Cell in connection with the Merger. As part of its role as financial advisor to T Cell, Lehman Brothers rendered the Lehman Opinion to the T Cell Board as to the fairness, from a financial point of view, to T Cell of the Exchange Ratio.

     No limitations were imposed by T Cell on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. Lehman Brothers was not requested to and did not make any recommendation to the T Cell Board as to the form or amount of the consideration to be paid by T Cell in the Merger, which was determined through arm's-length negotiations between the parties. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to VRI, but rather made its determination as to the fairness, from a financial point of view, of the Common Stock Exchange Ratio and the Warrant Exchange Ratio to be paid by T Cell in the Merger on the basis of the financial and comparative analyses described below. Lehman Brothers' opinion is for the use and benefit of the T Cell Board and was rendered to the T Cell Board in connection with the T Cell Board's consideration of the Merger. Lehman Brothers' opinion is not intended to be and does not constitute a recommendation to any stockholder of T Cell as to how such stockholder should vote with respect to the T Cell Share Proposal. Lehman Brothers was not requested to opine as to, and its opinion does not address, T Cell's underlying business decision to proceed with or effect the Merger.

     In arriving at its opinion, Lehman Brothers reviewed and analyzed: (i) the Merger Agreement and the specific terms of the Merger, (ii) the Annual Report on Form 10-K of each of T Cell and VRI for the year ended December

31, 1997 and such other publicly available information concerning T Cell and VRI that Lehman Brothers believed to be relevant to its analysis, (iii) financial and operating information with respect to the respective businesses, operations and prospects of T Cell and VRI furnished to Lehman Brothers by T Cell and VRI,
(iv) a trading history of the T Cell Common Stock from May 1997 to the present and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant, (v) a trading history of the common stock of VRI from May 1997 to the present and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant, (vi) a comparison of the historical financial results and present financial condition of T Cell with those of other companies that Lehman Brothers deemed relevant, (vii) a comparison of the historical financial results and present financial condition of VRI with those of other companies that Lehman Brothers deemed relevant,
(viii) a comparison of the financial terms of the Merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant, (ix) the potential pro forma financial impact of the Merger on T Cell, (x) the theoretical value of the T Cell Warrants using mathematical modeling techniques that Lehman Brothers customarily uses to value common stock derivatives, and
(xi) the relative contributions of T Cell and VRI to the combined company upon consummation of the Merger on a historical and pro forma basis. In addition, Lehman Brothers has had discussions with the managements of T Cell and VRI concerning their respective businesses, operations, assets, financial conditions and prospects and has undertaken such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

     In arriving at its opinion, Lehman Brothers has assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information, and has further relied upon the assurances of the managements of T Cell and VRI that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of T Cell and VRI, upon advice of the managements of T Cell or VRI, as the case may be, Lehman Brothers has assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of T Cell or VRI, as the case may be, as to the future financial performance of T Cell or VRI, as the case may be. However, for purposes of its analysis, Lehman Brothers also has considered certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the projections of the T Cell and VRI. Lehman Brothers has discussed these adjusted projections with the managements of T Cell and VRI and they have agreed with the appropriateness of the use of such adjusted projections in performing the analysis. In arriving at its opinion, Lehman Brothers has not conducted a physical inspection of the properties and facilities of T Cell or VRI and has not made or obtained any evaluations or appraisals of the assets or liabilities of T Cell or VRI. The Lehman Opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of the opinion.

     In connection with the preparation and delivery of its opinion to the T Cell Board, Lehman Brothers performed a variety of financial and comparative analyses, as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of T Cell and VRI. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     Transaction Terms. The implied value to be received by shareholders of VRI in the Merger is $6.59 per share of VRI Common Stock based upon the Common Stock Exchange Ratio and the closing price of the T Cell Common Stock on May 11, 1998 of $4.25 and the additional value from the T Cell Warrants to be granted in the Merger as described below.

     Valuation of the T Cell Warrants. Lehman Brothers estimated the value of the T Cell Warrants utilizing the Black-Scholes option pricing model based on
(i) a price per share of T Cell Common Stock of $4.25 per share;

(ii) an exercise price under the T Cell Warrants of $6.00 per share of T Cell Common Stock; (iii) a T Cell Warrant term of five years; (iv) a five year U.S. Treasury Bond yield of 5.64%; (v) no cash dividends on the T Cell Common Stock;
(vi) 42.5 million shares of T Cell Common Stock outstanding pro forma the Merger; (vii) 1.8 million additional shares of T Cell Common Stock to be issued upon the exercise of the T Cell Warrants and (viii) volatilities of 50% and 90%.

     The different volatilities used reflect the fact that, although the Black-Scholes formula is useful in providing a benchmark for warrant pricing, warrants generally trade at a discount to their theoretical value. This is largely due to the uncertainty regarding the value of pricing variables over the life of the warrants. Specifically, it is very difficult to predict future stock price volatilities and changes in interest rates. Furthermore, the Black-Scholes formula does not take into account various factors that affect the trading markets of warrants such as the size and distribution of the warrant issue, transaction costs and liquidity of the trading markets.

     The Black-Scholes model, assuming there were a liquid, public market for the T Cell Warrants and a 90% volatility, provides a theoretical value of $2.75 per T Cell Warrant. For the reasons discussed, the market is likely to value the T Cell Warrants using a volatility substantially less than 90%. Assuming a volatility of 50%, the Black-Scholes model provides a theoretical value of $1.65 per T Cell Warrant. Based on the Warrant Exchange Ratio, these values correspond to $0.55 and $0.33, respectively, per 0.20 of a T Cell Warrant.

     Historical Stock Price Performance of T Cell and of VRI. Lehman Brothers reviewed T Cell's stock price performance for the twelve months preceding the execution of the Merger Agreement and noted that T Cell's stock price had fluctuated over that period from a high of $4.50 to a low of $1.31, and was trading on May 11, 1998 at a price of $4.25. Lehman Brothers also compared T Cell's stock price performance to a weighted average of the stock prices of certain publicly traded companies and to the American Stock Exchange Biotechnology Index (the "AMEX Biotechnology Index") since January 1, 1997. The companies that Lehman Brothers considered included Alexion Pharmaceuticals, Inc., Anergen, Inc., BioCryst Pharmaceuticals, Inc., Cytel Corporation, ICOS Corporation, The Immune Response Corporation, La Jolla Pharmaceuticals Company, Maxim Pharmaceuticals, Inc., NeoRx Corporation, and Neurocrine Biosciences, Inc. (the "Comparable Immunotherapy Companies"). Lehman Brothers noted that T Cell's stock price had increased 185.7%, compared to an increase of 57.4% for the Comparable Immunotherapy Companies and an increase of 28.3% in the AMEX Biotechnology Index since January 1, 1997. Lehman Brothers also compared VRI's stock price performance to a weighted average of the stock prices of certain publicly traded vaccine companies and to the AMEX Biotechnology Index for the twelve month period prior to the execution of the Merger Agreement. The companies that Lehman Brothers considered included Antex Biologics Inc., Aquila Biopharmaceuticals, Inc., Aviron, Corixa Corporation, Cytel Corporation, North American Vaccine, Inc., and Oravax, Inc. (the "Comparable Vaccine Companies"). Lehman Brothers noted that VRI's stock price had declined 47.0%, compared to an increase of 23.7% for the Comparable Vaccine Companies and an increase of 28.3% in the AMEX Biotechnology Index since January 1, 1997.

     Common Stock Trading Volume Analysis. Lehman Brothers analyzed the historical daily trading volume of the VRI Common Stock for the twelve months preceding the execution of the Merger Agreement. Lehman Brothers noted that 9.95 million shares were traded. Of these shares, 15.1% of the shares traded at less than $4.00; 14.9% of the shares traded at $4.00 to $5.00; 22.6% of the shares traded at $5.00 to $6.00; 34.6% of the shares traded at $6.00 to $7.00; 5.2% of the shares traded at $7.00 to $8.00; and the remaining 7.6% of the shares traded at $8.00 per share or above.

     Comparable Public Company Analysis. Lehman Brothers compared the historical financial, operating and stock market performances of certain publicly traded companies that it considered relevant with the historical financial and operating performance of VRI, based upon information provided to Lehman Brothers by the managements of T Cell and VRI and information that was publicly available. Lehman Brothers examined both the market value of the total outstanding common equity (the "Market Value") and the Market Value plus "Debt" minus "Cash" (the "Technology Value") for the comparable companies. "Cash" equals cash and cash equivalents plus short-term marketable securities. "Debt" equals long- and short-term debt and current portion of long-term debt and capital lease obligations.

     For VRI, Lehman Brothers noted that, at the Common Stock Exchange Ratio of
1.55 shares of T Cell Common Stock per share of VRI Common Stock (which had an implied value of $6.59 for each VRI share as of May 11, 1998), the Market Value for VRI of $65.3 million was within the range of $14.0 million to $600.9 million for the

Comparable Vaccine Companies, and was below the mean of $184.8 million and above the median of $54.4 million for the Comparable Vaccine Companies. Lehman Brothers also noted that, at the proposed Common Stock Exchange Ratio, the Technology Value for VRI of $48.8 million was within the range of $5.1 million to $644.8 million for the Comparable Vaccine Companies and was below the mean of $166.6 million and above the median of $35.7 million for the Comparable Vaccine Companies. Lehman Brothers also examined both the latest twelve months net burn rate ("LTM Net Burn Rate") and the years of cash remaining ("Years of Cash") for such comparable companies. The LTM Net Burn Rate is calculated as net loss plus depreciation and amortization expense, less capital expenditures. Years of Cash is calculated as Cash divided by LTM Net Burn Rate. Lehman Brothers noted that the LTM Net Burn Rate for VRI was $8.6 million, within the range of $0.6 million to $33.7 million and below the mean and median of $14.0 million and $13.9 million, respectively, for the Comparable Vaccine Companies, and that VRI's Years of Cash was 1.9 years, at the low end of the range of 0.8 years to 22.8 years and lower than the mean and median of 7.1 years and 2.4 years, respectively, for the Comparable Vaccine Companies.

     For T Cell, Lehman Brothers noted that the Market Value for T Cell of $126.0 million was within the range of $34.8 million to $672.7 million, and below the mean and median of $195.4 million and $141.6 million, respectively, for the Comparable Immunotherapy Companies. Lehman Brothers also noted that the Technology Value for T Cell of $118.1 million was within the range of $27.8 million to $647.5 million for the Comparable Immunotherapy Companies, and was below the mean of $163.0 million and above the median of $101.6 million for the Comparable Immunotherapy Companies. Lehman Brothers also noted that the LTM Net Burn Rate for T Cell was $7.4 million, within the range of $5.8 million to $34.8 million and below the mean and median of $11.6 million and $9.6 million, respectively, for the Comparable Immunotherapy Companies, and that T Cell's Years of Cash was 1.3 years, within the range of 1.0 years to 6.3 years and lower than the mean and median of 1.3 years and 1.6 years, respectively, for the Comparable Immunotherapy Companies.

     However, because of the inherent differences between the business, operations and prospects of VRI and T Cell and the businesses, operations, technology and prospects of the Comparable Vaccine Companies or Comparable Immunotherapy Companies, as the case may be, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis but rather also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of VRI and T Cell and the Comparable Vaccine Companies or Comparable Immunotherapy Companies, as the case may be, that would affect the public trading values of each.

     Discounted Cash Flow Analysis. Lehman Brothers performed a discounted cash flow analysis on the projected financial information provided by VRI's management as an estimate of the projected financial performance of VRI, as adjusted by T Cell's management. Lehman Brothers discounted to present value the projected stream of after-tax cash flows and the terminal value (the "Terminal Value") of the business. Terminal Value was based upon a range of 16x to 20x projected earnings before interest and taxes ("EBIT") in 2007. Lehman Brothers used discount rates ranging from 35% to 45%, which were chosen based on factors such as the current level of inflation and interest rates, the inherent business risk of VRI and the biotechnology industry as a whole, and the cost of capital to VRI. The imputed value per share of the VRI Common Stock resulting from these analyses ranged from $2.30 to $11.10.

     Analysis of Selected Comparable Transactions. Lehman Brothers compared the financial and operating performance of certain companies that had engaged in recent merger or alliance transactions, and that Lehman Brothers considered relevant with the financial terms of the Merger, based upon information that was publicly available at the time and based upon information provided to Lehman Brothers by VRI's management. The transactions that Lehman Brothers considered included 38 merger transactions that occurred in the biotechnology industry since the beginning of 1994 (the "Comparable Transactions"). Lehman Brothers calculated the transaction value per share imputed by the exchange ratio for shares purchased directly from the target company (the "Merger Purchase Price Per Share"). The mean, median, high and low Merger Purchase Price Per Share for these transactions was then compared to the target's stock price one day and one month prior to the announcement of the transaction and to the target's latest twelve month high and low stock price to calculate the premium over such stock prices (the "Premium"). The mean, median, high and low Premiums one day prior to the transaction announcement were 42.2%, 41.7%, 108.7% and (13.8%), respectively, in the Comparable Transactions. Lehman Brothers noted that the Common Stock Exchange Ratio represented a 91.7% Premium over VRI's stock price of $3.44 one day prior to the announcement of the Merger and was within the range of the Comparable Transactions and above the mean and median of the Comparable Transactions. The mean, median, high and low Premiums one month prior to the transaction announcement were 44.3%, 43.2%, 100.0% and (15.8%), respectively, in the Comparable Transactions. Lehman Brothers noted that the Common Stock Exchange Ratio represented a 70.1% Premium over VRI's stock price of $3.88 one month prior to the announcement of the Merger and was within the range of the Comparable Transactions and below the mean and median of the Comparable Transactions.

     However, because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations, technology and the prospects of VRI and the business, operations, technology and prospects of the selected acquired companies analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, but rather also made qualitative judgments concerning differences between the characteristics of these transactions and the Merger that would affect the acquisition values of VRI and such acquired companies.

     Exchange Ratio Analysis. Lehman Brothers compared the exchange ratios implied by average historical prices of the T Cell Common Stock and the VRI Common Stock to the Common Stock Exchange Ratio. Lehman Brothers reviewed the ratios of the closing stock prices of the T Cell Common Stock and the VRI Common Stock over various time periods during the twelve month period ended May 11, 1998 and computed the premiums represented by the Common Stock Exchange Ratio over the averages of these daily ratios over various periods. The averages of these daily ratios of the closing prices of the T Cell Common Stock and the VRI Common Stock were 0.86 for the previous 10 calendar days, 0.95 for the previous 20 calendar days, 1.01 for the previous 30 calendar days, 1.40 for the previous 60 calendar days, 1.63 for the previous 90 calendar days, 2.11 for the previous 180 calendar days, and 2.52 for the previous 52 weeks ended May 11, 1998. Lehman Brothers noted that the Common Stock Exchange Ratio was within the above range of historical exchange ratios of 0.86 to 2.52. The Common Stock Exchange Ratio represented premiums of 79.9%, 62.3%, 52.9%, 10.6%, (4.8%), (26.6%) and (38.5%),
respectively, over the aforementioned average exchange ratios of the T Cell Common Stock and the VRI's Common Stock prices.

     Relative Contribution Analysis. Lehman Brothers analyzed the pro forma historical and projected financial contributions of T Cell and VRI to the combined company upon consummation of the Merger, based upon projections prepared by T Cell and VRI. This analysis, among other things, showed that T Cell would contribute 45.1% of the cumulative committed revenue and 71.7% of the cumulative total revenue of the combined company for the cumulative period 1998 through 2000. Lehman Brothers noted that T Cell's shareholders would own 69.9% of the combined company's common stock.

     Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The T Cell Board selected Lehman Brothers because of its expertise, reputation and familiarity with T Cell in particular and the biotechnology industry in general and because its investment banking professionals have substantial experience in transactions similar to the Merger.

     As compensation for its services in connection with the Merger, T Cell has agreed to pay Lehman Brothers a fee, upon consummation of the Merger, of $875,000. In addition, T Cell has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the Merger and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by T Cell and the rendering of its opinion.

     Lehman Brothers is acting as financial advisor to T Cell in connection with the Merger. Lehman Brothers has also performed various investment banking services for T Cell in the past and has received customary fees for such services. In the ordinary course of its business, Lehman Brothers may actively trade in the equity securities of T Cell and VRI for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.


Opinion of VRI's Financial Advisor

     THE FULL TEXT OF HAMBRECHT & QUIST'S OPINION, DATED MAY 11, 1998 (THE "H&Q OPINION"), IS ATTACHED AS ANNEX D TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. T CELL AND VRI STOCKHOLDERS SHOULD READ THE H&Q OPINION FOR A DISCUSSION OF ASSUMPTIONS MADE, MATTERS CONSIDERED AND

LIMITATIONS ON THE REVIEW UNDERTAKEN BY HAMBRECHT & QUIST IN RENDERING ITS OPINION. THE SUMMARY OF THE H&Q OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/ PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     The VRI Board engaged Hambrecht & Quist to act as its financial advisor in connection with the Merger and to render an opinion as to the fairness from a financial point of view to the holders of the outstanding shares of VRI Common Stock of the consideration to be received by such holders in the proposed Merger with T Cell. Hambrecht & Quist rendered its oral opinion (subsequently confirmed in writing) on May 11, 1998 to the VRI Board that, as of such date, the consideration to be received by the holders of VRI Common Stock in the Merger was fair to such holders from a financial point of view.

     Stockholders of VRI and T Cell should note that the opinion expressed by Hambrecht & Quist was provided for the information of the VRI Board in its evaluation of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. No limitations were placed on Hambrecht & Quist by the VRI Board with respect to the investigation made or the procedures followed in preparing and rendering its opinion. Hambrecht & Quist was not requested to and did not formally solicit third party indications of interest in acquiring all or any part of VRI. Hambrecht & Quist did, however, make informal inquiries as to the possible interest of potential third party purchasers, and determined that interest in VRI appeared to be insignificant due, among other things, to the uncertain status of VRI's Adjumer[TM]-delivered influenza vaccine being developed by PMC.


     In connection with its review of the Merger, and in arriving at its opinion, Hambrecht & Quist, among other things: (i) reviewed the publicly available consolidated financial statements of T Cell for recent years and interim periods to date and certain other relevant financial and operating data of T Cell made available to Hambrecht & Quist from published sources and from the internal records of T Cell; (ii) reviewed certain internal financial and operating information, including certain projections, relating to T Cell prepared by the management of T Cell; (iii) discussed the business, financial condition and prospects of T Cell with certain of its officers; (iv) reviewed the publicly available financial statements of VRI for recent years and interim periods to date and certain other relevant financial and operating data of VRI made available to Hambrecht & Quist from published sources and from the internal records of VRI; (v) reviewed certain internal financial and operating information, including certain projections, relating to VRI prepared by the management of VRI; (vi) discussed the business, financial condition and prospects of VRI with certain of its officers; (vii) reviewed the recent reported prices and trading activity for the T Cell Common Stock and the VRI Common Stock and compared such information and certain financial information for T Cell and VRI with similar information for certain other companies engaged in businesses Hambrecht & Quist considered comparable; (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions; (ix) reviewed the Merger Agreement; and (x) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as Hambrecht & Quist deemed relevant.

     In rendering its opinion, Hambrecht & Quist assumed and relied upon the accuracy and completeness of all of the information concerning VRI and T Cell considered in connection with its review of the proposed transaction, and Hambrecht & Quist did not assume any responsibility for independent verification of such information. Hambrecht & Quist did not prepare any independent evaluation or appraisal of any of the assets or liabilities of VRI or T Cell, nor did it conduct a physical inspection of the properties and facilities of VRI or T Cell. With respect to the financial projections made available to Hambrecht & Quist and used in its analysis, Hambrecht & Quist assumed that they reflected the best currently available estimates and judgments of the expected future financial performance of VRI and T Cell, respectively. For purposes of its opinion, Hambrecht & Quist assumed that neither T Cell nor VRI was a party to any pending transactions, including external financings, recapitalizations or material mergers, other than the proposed Merger and those activities undertaken in the ordinary course of conducting their respective businesses. Hambrecht & Quist's opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of its opinion and any material change in such conditions would require a reevaluation of its opinion. Hambrecht & Quist expressed no opinion as to the price at which T Cell Common Stock would trade subsequent to the Effective Time.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary of the Hambrecht & Quist analyses set forth below does not purport to be a complete description of the analyses underlying the H&Q Opinion. In arriving at its opinion, Hambrecht & Quist did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

     Accordingly, Hambrecht & Quist believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the summary set forth below, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the Hambrecht & Quist presentation to the VRI Board and the H&Q Opinion. In performing its analyses, Hambrecht & Quist made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of VRI and T Cell. The analyses performed by Hambrecht & Quist (and summarized below) are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     Transaction Analysis. Hambrecht & Quist reviewed and analyzed the proposed terms of the Merger and performed a sensitivity analysis of the consideration to be received by VRI shareholders, based on fluctuating values of the T Cell Common Stock. On the basis of its analysis, Hambrecht & Quist observed the following: (i) based on T Cell's closing stock price of $4.38 on May 8, 1998, the Exchange Ratio implied an offer price per share of $6.78 or an approximately 105% premium to VRI's closing price of $3.31 on May 8, 1998 (not including the value of the T Cell Warrants) and an approximately 84% premium to VRI's 30-day trailing average stock price of $3.69 (without considering the value of the T Cell Warrants); (ii) the fixed Common Stock Exchange Ratio of 1.55 implies a 33.5% equity interest in T Cell following the Merger and a 36.3% equity interest if the T Cell Warrants are exercised (in both cases assuming no additional dilution); and (iii) the consideration to be received by VRI shareholders would decrease to $4.46 per share (without considering the value of the T Cell Warrants) in the event that T Cell's stock price declined by $1.50 per share prior to the Effective Time to $2.88 per share, which would nevertheless represent a 34.6% premium over VRI's closing stock price of $3.31 on May 8, 1998. See "Warrant Valuation Analysis" below for a discussion of the value of the T Cell Warrants.

     Analysis of Product Pipelines. Hambrecht & Quist reviewed and analyzed, among other things, the principal product candidates in the product pipelines of VRI and T Cell, as well as the development status, estimated commercial launch dates and the next expected milestones for each principal product candidate. Hambrecht & Quist also reviewed and analyzed management projections of revenues and expenses through the year 2005 for both VRI and T Cell. On the basis of its analysis, Hambrecht & Quist observed the following with respect to VRI: (i) VRI's next significant clinical milestone is expected to be the announcement of results from a Phase II clinical trial of its oral rotavirus vaccine; (ii) two thirds of VRI's anticipated licensing and option revenue from 1999 through 2005 is expected to derive from Therapore-related projects, which Hambrecht & Quist noted was in-licensed from Harvard at the end of 1997; and (iii) multiple product candidates are expected to be launched from 2001 through 2005, although in the case of the Adjumer[TM]-delivered influenza vaccine, the status of that project is unclear following PMC's Phase II results, and in the case of all product candidates other than the rotavirus vaccine, Phase I trials for such product candidates have not yet begun. On the basis of its analysis, Hambrecht & Quist observed the following with respect to T Cell: (i) through 2004, anticipated revenues derive principally from upfront and milestone payments associated with partnering TP10 for various indications, partnering the CETP vaccine and entering into a gene therapy collaboration on T Cell's complement program; and (ii) significant product launches with significant market penetrations are expected beginning in the year 2003.

     Comparable Company Analysis -- VRI. Hambrecht & Quist reviewed and compared selected historical financials, operating and stock market performance data of VRI to the corresponding data of five early-stage (the "Early Stage Vaccine Companies") and three late-stage (the "Late Stage Vaccine Companies", and together with the Early Stage Vaccine Companies, the "Vaccine Companies") publicly traded biotechnology companies with a scientific focus in the area of vaccines. The Early Stage Vaccine Companies consisted of Biomira, Inc., Corixa Corporation, Oravax, Inc., Trimeris, Inc. and ZymeTx, Inc. The Late Stage Vaccine Companies consisted of Aviron, North American Vaccine, Inc. and Ribi Immunochem Research, Inc. Hambrecht & Quist compared the market value, discount to 52-week high stock price, cash, technology value (consisting of equity value plus debt, less cash), net income for the latest available 12 month period ("LTM"), as well as their "survival index" (calculated as cash divided by LTM net income in order to determine the number of consecutive annual periods that such company could continue to fund losses at the rate experienced in the LTM from the most recently available reported cash without obtaining additional capital) and LTM net revenues for each of the Vaccine Companies and compared such information with VRI. On average, the Early Stage Vaccine Companies were trading at a discount of 54.4% of their 52-week high stock prices, and the Late Stage Vaccine Companies were trading at a discount of 19.8% of their 52-week highs, compared to VRI, which was trading at a discount of 65.1% to its 52-week high. The average market value of the Early Stage Vaccine Companies was $69.9 million, compared to an average market value of $377.0 million for the Late Stage Vaccine Companies and $31.6 million for VRI. The average technology value of the Early Stage Vaccine Companies was $33.5 million, compared to an average technology value of $367.7 million for the Late Stage Vaccine Companies and $15.1 million for VRI. VRI's survival index was 2.5 years, compared to an average of 5.8 years for the Early Stage Vaccine Companies and 3.0 for the Late Stage Vaccine Companies.

     Comparable Company Analysis -- T Cell. Hambrecht & Quist reviewed and compared selected historical financials, operating and stock market performance data of T Cell to the corresponding data of five early-stage (the "Early Stage Immunology Companies") and two late-stage (the "Late Stage Immunology Companies", and together with the Early Stage Immunology Companies, the "Immunology Companies") publicly traded biotechnology companies with a scientific focus in the area of immunology. The Early Stage Immunology Companies consisted of Alpha-Beta Technology, Inc., AutoImmune Inc., Biocryst Pharmaceuticals, Inc., BioTransplant Incorporated and Cantab Pharmaceuticals plc. The Late Stage Immunology Companies consisted of Alexion Pharmaceuticals, Inc. and The Immune Response Corporation. Hambrecht & Quist compared the market value, discount to 52-week high stock price, cash, technology value, LTM net income, "survival index" and LTM net revenues for each of the Immunology Companies and compared such information with T Cell. On average, the Early Stage Immunology Companies were trading at a discount of 46.8% of their 52-week high stock prices, and the Late Stage Immunology Companies were trading at a discount of 14.0% of their 52-week highs, compared to T Cell, which was trading at a discount of 4.1% to its 52-week high. The average market value of the Early Stage Immunology Companies was $89.3 million, compared to an average market value of $224.2 million for the Late Stage Immunology Companies and $128.2 million for T Cell. The average technology value of the Early Stage Immunology Companies was $60.9 million, compared to an average technology value of $190.8 million for the Late Stage Immunology Companies and $120.2 million for T Cell. T Cell's survival index was 0.7 years, compared to an average of 5.3 years for the Early Stage Immunology Companies and 3.6 for the Late Stage Immunology Companies.

     Established Pharmaceutical Company and Product Analysis. Hambrecht & Quist reviewed and compared selected historical and projected financials, operating and stock market performance data of certain publicly traded pharmaceutical companies (the "Established Companies Comparables"). The companies included in the Established Companies Comparables were the following: Abbott Laboratories, American Home Products Corporation, Bristol-Myers Squibb Company, Johnson & Johnson, Eli Lilly and Company, Merck & Co., Inc., Pfizer Inc., Pharmacia & Upjohn and SmithKline. The Established Companies Comparables provided a basis for (i) the range of Price-Earnings ("P/E") multiples used in further analysis, particularly the Terminal Value (as defined below) in connection with the discounted cash flow analyses described below and (ii) a ceiling of 20% (the "Net Income Margin Cap") imposed on the net income margin (i.e., net income as a percentage of total revenues) included in the Adjusted VRI Projections (as defined below), the Adjusted T Cell Projections (as defined below) and the Combined Company Projections (as defined below). The rationale for imposing the Net Income Margin Cap is that the average net income margin, on a trailing twelve-month basis, of the Established Companies Comparables was 16.3%. In addition, Hambrecht & Quist reviewed the estimated worldwide sales growth of four selected major biotechnology products, consisting of Centocor's ReoPro, Amgen's Neupogen, Amgen's Epogen and Genentech's Protropin (the "Established Products Comparables"). The Established Products Comparables provided a basis for imposing a limitation of 50% (the "Compound Annual Growth Rate Cap") on the compound annual growth rate of VRI's products included in the Adjusted VRI Projections (as defined below) and the Combined Company Projections (as defined below). Hambrecht & Quist did not attempt to prepare any further quantitative valuation analyses based on the Established Companies Comparables or the Established Products Comparables because Hambrecht & Quist believed that any comparative multiples that might be derived based upon earnings or other financial data of such companies or products would not be meaningful when applied to the operating losses or the Early Developmental Stage products of VRI and T Cell.

     Discounted Cash Flow Analysis (VRI Stand-Alone). Hambrecht & Quist analyzed the theoretical valuation of VRI, on a stand-alone basis, based on the discounted cash flow of its projected financial performance (the "VRI Management Projections"), subject to the Net Income Margin Cap and the Compound Annual Growth Rate Cap

(the "Adjusted VRI Projections"). The effect of imposing the Compound Annual Growth Rate Cap was to limit the compound annual growth of VRI's projected royalty income to 50% from 1998 to 2005, compared to a compound annual growth rate of 143% projected in that period by VRI's management. The effect of imposing the Net Income Margin Cap was to limit VRI's net income margin to 20% from 2002 to 2005, compared to the net income margins included in the VRI Management Projections which grew from a projected 27.2% in 2002 to 60% in 2005. Hambrecht & Quist used discount rates ranging from 25% to 40% to calculate the present value (the "Present Value") of VRI's projected stream of after-tax cash flows generated in the Adjusted VRI Projections through 2005. Hambrecht & Quist then calculated a terminal value (the "Terminal Value") for VRI which represents the hypothetical value of selling the entire business at the end of 2005 and discounting the amount received from such hypothetical sale to its net present value (using the same discount rate as applied to the Present Value). The Terminal Value was based upon multiples of 20.0x to 35.0x projected net income for the year 2005. The range of 20.0x to 35.0x projected net income reflects a range of P/E multiples derived from the Established Companies Comparables. To estimate the total present value of VRI, before giving effect to its capital structure, Hambrecht & Quist added the Present Value to the Terminal Value.

     Using the Adjusted VRI Projections, Hambrecht & Quist calculated a range of present values for VRI, including $33.4 million at a 35% discount rate and a 25.0x exit multiple, $56.5 million at a 30% discount rate and a 30.0x exit multiple, $40.8 million at a 35% discount rate and a 30.0x exit multiple and $46.6 million at a 30% discount rate and a 25.0x exit multiple. Hambrecht & Quist observed that the Common Stock Exchange Ratio implied a value of $64.7 million (excluding the value of the T Cell Warrants) using the closing stock prices of VRI and T Cell as of May 8, 1998 and would range from $42.5 million (excluding the value of the T Cell Warrants) if T Cell's stock price is $2.88 at the Effective Time to $86.9 million (excluding the value of the T Cell Warrants) if T Cell's stock price is $5.88 at the Effective Time.

     Discounted Cash Flow Analysis (T Cell Stand-Alone). Hambrecht & Quist analyzed the theoretical valuation of T Cell, on a stand-alone basis, based on the discounted cash flow of its projected financial performance (the "T Cell Management Projections"), subject to the Net Income Margin Cap and certain other adjustments discussed below (the "Adjusted T Cell Projections"). In lieu of imposing the Compound Annual Growth Rate Cap which Hambrecht & Quist believed would not be meaningful since virtually all of T Cell's product candidates are expected to be launched in 2004 and 2005, Hambrecht & Quist made certain assumptions about T Cell's ability to achieve its projections on a product by product basis. To that end, Hambrecht & Quist assumed that small molecule immunoregulators ("SMIR") would only be launched in one market in 2005, compared to the T Cell Management Projections which projected simultaneous launches in Japan and the rest of the world in 2005. In addition, Hambrecht & Quist assumed that T cell antigen receptor ("TCAR") would only achieve 50% of its projected revenues in 2004 and CETP and TCAR would only achieve 50% of their projected revenues in 2004 and 2005. The effect of imposing the Net Income Margin Cap was to limit T Cell's net income margin to 20% from 2002 to 2005, compared to the net income margins included in the T Cell Management Projections which grew from a projected 22.4% in 2002 to 92% in 2005. Hambrecht & Quist used discount rates ranging from 25% to 40% to calculate the Present Value of T Cell's projected stream of after-tax cash flows generated in the Adjusted T Cell Projections through 2005. Hambrecht & Quist then calculated the Terminal Value of T Cell using multiples of 20.0x to 35.0x projected net income for the year 2005 and the same discount rate as applied to the Present Value. To estimate the total present value of T Cell, before giving effect to its capital structure, Hambrecht & Quist added the Present Value to the Terminal Value.

     Using the Adjusted T Cell Projections, Hambrecht & Quist calculated a range of present values for T Cell, including $85.6 million at a 35% discount rate and a 25.0x exit multiple, $133.3 million at a 30% discount rate and a 30.0x exit multiple, $101.1 million at a 35% discount rate and a 30.0x exit multiple and $112.7 million at a 30% discount rate and a 25.0x exit multiple. Hambrecht & Quist observed that the market value of T Cell as of May 8, 1998 fell within the range of present values calculated using the Adjusted T Cell Projections.

     Discounted Cash Flow Analysis (Combined Entity). Hambrecht & Quist analyzed the theoretical valuation of VRI and T Cell together based on the discounted cash flow of combining the Adjusted VRI Projections with the Adjusted T Cell Projections (the "Combined Company Projections"). Hambrecht & Quist used discount rates ranging from 20% to 35% to calculate the Present Value of the combined company's projected stream of after-tax cash flows generated in the Combined Company Projections through 2005. The lower discount rates applied in the Combined Company Projections reflected the lower risk of achieving future revenue streams with the diversified product portfolio of the combined company, compared to each company alone. Hambrecht & Quist then calculated the Terminal Value of the combined company using multiples of 20.0x to 35.0x projected net income for the year 2005 and the same discount rate as applied to the Present Value. To estimate the total present value of the combined company, before giving effect to its capital structure, Hambrecht & Quist added the Present Value to the Terminal Value.

     Using the Combined Company Projections, Hambrecht & Quist calculated a range of present values for the combined company, including $158.0 million at a 30% discount rate and a 25.0x exit multiple, $254.4 million at a 25% discount rate and a 30.0x exit multiple, $188.5 million at a 30% discount rate and a 30.0x exit multiple and $213.5 million at a 25% discount rate and a 25.0x exit multiple.

     Warrant Valuation Analysis. Hambrecht & Quist analyzed the valuation of the T Cell Warrants using the Black-Scholes option valuation formula. Such formula generated a range of values for the T Cell Warrants, which varied as a function of volatility and T Cell's stock price. Based on a volatility of 97% (T Cell's average 100 day volatility as of May 7, 1998) and T Cell's stock price of $4.38 on May 8, 1998, each T Cell Warrant is worth $3.13 (equivalent to $0.63 for the fractional 0.20 warrant to be issued for each share of VRI Common Stock), for an aggregate value of approximately $6.0 million for the T Cell Warrants. Holding the volatility of T Cell constant at 97%, the value of each T Cell Warrant ranges between $1.88 per T Cell Warrant (equivalent to $0.38 for the fractional
0.20 T Cell Warrant to be issued for each share of VRI Common Stock), for an aggregate value of approximately $3.6 million for the T Cell Warrants, at a T Cell stock price of $2.88 per share, and $4.44 per T Cell Warrant (equivalent to $0.89 for the fractional 0.20 T Cell Warrant to be issued for each share of VRI common stock), for an aggregate value of approximately $8.5 million for the T Cell Warrants, at a T Cell stock price of $5.88.

     Stock Trading History Analysis. Hambrecht & Quist examined the comparable price performance from May 7, 1997 to May 7, 1998 of (i) VRI Common Stock, the Early Stage Vaccine Companies, the Late Stage Vaccine Companies and the Nasdaq Biotech Index and (ii) T Cell Common Stock, the Early Stage Immunology Companies, the Late Stage Immunology Companies and the Nasdaq Biotech Index. With respect to VRI, the data indicated that, over the period, VRI's stock price declined 45.9%, the Early Stage Vaccine Companies declined 27.8%, the Late Stage Vaccine Companies increased 72.6% and the Nasdaq Biotech Index increased by 12.0%. With respect to T Cell, the data indicated that, over the period, T Cell's stock price increased 159.3%, the Early Stage Immunology Companies declined 31.4%, the Late Stage Immunology Companies increased 76.7% and the Nasdaq Biotech Index increased by 12.0%.

     Selected Comparable Transaction Analysis. Hambrecht & Quist compared the Merger with twenty-six selected comparable merger and acquisition transactions in the biotechnology area. Hambrecht & Quist reviewed the premiums paid in such transactions and noted the following: (i) the average premium paid over the trading price one day prior to the announcement of the transaction in the foregoing transactions was 26.5%; (ii) the average premium paid over the trading price one week prior to the announcement of the transaction in the foregoing transactions was 28.7%; and (iii) the average premium paid over the trading price four weeks prior to the announcement of the transaction in the foregoing transactions was 33.4%. Hambrecht & Quist determined that, based on the closing prices for VRI and T Cell on May 8, 1998, the Common Stock Exchange Ratio implied a one-day premium of 104.7%, a one week premium of 80.8% and a one month premium of 83.9%. Hambrecht & Quist did not attempt to prepare any further quantitative valuation analyses based on these acquisition transactions because Hambrecht & Quist believed that difference in the technologies of each company and the differences in the market conditions at the time such acquisitions were made would make such analyses meaningless.

     No company or transaction used in the above analyses is identical to VRI, T Cell or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies or company to which they are compared. The foregoing description of Hambrecht & Quist's opinion is qualified in its entirety by reference to the full text of such opinion, which is attached as Annex D to this Joint Proxy Statement/Prospectus.

     Certain Relationship; Terms of Engagement. Hambrecht & Quist, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The VRI Board selected

Hambrecht & Quist to serve as its financial advisor in connection with the proposed transaction with T Cell because it is an internationally recognized investment banking firm whose professionals have substantial experience in merger and acquisition transactions and transactions similar to the Merger. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to T Cell.

     Pursuant to an engagement letter dated April 16, 1998, VRI paid Hambrecht & Quist a retainer in the amount of $25,000 and a fee in connection with its services as financial advisor to the VRI Board and the rendering of a fairness opinion. In addition, VRI paid Hambrecht & Quist a fee of $250,000 upon the delivery of the fairness opinion. The retainer and fairness opinion fee shall be credited against any Transaction Fee (as defined below). Upon consummation of the Merger, VRI shall pay Hambrecht & Quist a fee (the "Transaction Fee"), payable in cash on closing, of 1.75% of all consideration received less any fees previously paid, but in any case not less than $500,000. VRI has agreed to reimburse Hambrecht & Quist for its reasonable out of pocket expenses, and to indemnify Hambrecht & Quist against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of Hambrecht & Quist's engagement as financial advisor. The amount of compensation to be paid to Hambrecht & Quist was determined by negotiations between the VRI Board and Hambrecht & Quist.


Interests of Certain Persons in the Merger

     In considering the recommendations of the VRI Board with respect to the Merger Agreement, VRI stockholders should be aware that certain members of management of VRI and the VRI Board have certain interests in the Merger that are in addition to the interests of VRI stockholders generally. Such interests include, without limitation, the full and immediate vesting of all outstanding VRI Stock Options. In addition, following the consummation of the Merger, J. Barrie Ward, Frederick W. Kyle and John Littlechild will become members of the T Cell Board. Dr. Ward has also entered into an employment agreement with T Cell that becomes effective upon the consummation of the Merger. See "Other Agreements--Ward Employment Agreement."

     Under the Merger Agreement, VRI has agreed, to the fullest extent permitted under the VRI Charter or the VRI By-Laws, and regardless of whether the Merger becomes effective, to indemnify and hold harmless, and, after the Effective Time, T Cell and the Surviving Corporation have agreed, to the fullest extent permitted under the Surviving Corporation's Certificate of Incorporation or By-Laws, to indemnify and hold harmless, each present and former director, officer or employee of VRI or any of its subsidiaries against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by the Merger Agreement, or otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the VRI Charter or the VRI By-Laws or any applicable contract or agreement as in effect on the date of the Merger Agreement, in each case for a period of ten years after the date of the Merger Agreement.

     The Merger Agreement further provides that for a period of six years after the Effective Time, T Cell shall purchase or shall cause the Surviving Corporation to maintain in effect directors' and officers' liability insurance on terms comparable to those now applicable to directors and officers of VRI.


Certain United States Federal Income Tax Consequences

     The obligations of T Cell and VRI to consummate the Merger are conditioned on the receipt by T Cell of an opinion from Goodwin, Procter & Hoar LLP, its counsel, and the receipt by VRI of an opinion from Hale and Dorr LLP, its counsel, that the Merger constitutes a reorganization under Section 368(a) of the Code. No ruling has been sought from the Internal Revenue Service as to the United States federal income tax consequences of the Merger, and the opinions of counsel will not be binding upon the Internal Revenue Service or any court.

     The opinions of counsel will be based in part upon representations made as of the Effective Time by VRI and T Cell, which counsel will assume to be true, correct and complete. If the representations are inaccurate, the opinions of counsel could be adversely affected.

     The material United States federal income tax consequences of the Merger are as follows:

     1. No gain or loss will be recognized by a VRI stockholder upon the exchange of his or her VRI Common Stock for T Cell Common Stock and T Cell Warrants, or upon the assumption of VRI Warrants by T Cell, except that a VRI stockholder who receives cash proceeds in lieu of Fractional Shares or Fractional Warrants will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to the fractional interests. Such gain or loss will constitute capital gain or loss if such stockholder's VRI Common Stock is held as a capital asset at the Effective Time and will be long-term capital gain or loss if such stockholder's VRI Common Stock has been held for more than one year at the Effective Time.

     2. The tax basis of the T Cell Common Stock and the T Cell Warrants received by a VRI stockholder will be the same as such stockholder's tax basis in the VRI Common Stock surrendered in exchange therefor (decreased by the tax basis allocated to any fractional interest exchanged for cash) and will be allocated between the T Cell Common Stock and the T Cell Warrants so received in proportion to their respective fair market values as of the Effective Time.

     3. The holding period of the T Cell Common Stock received by a VRI stockholder will include the period during which the VRI Common Stock surrendered in exchange therefor was held (provided that such VRI Common Stock was held by such VRI stockholder as a capital asset at the Effective
   Time).

     4. No gain or loss will be recognized by VRI, T Cell or Merger Sub as a result of the Merger.

     Certain noncorporate VRI stockholders may be subject to backup withholding at a rate of 31% on cash payments received in lieu of a fractional interests in T Cell Common Stock and T Cell Warrants. Backup withholding will not apply, however, to a stockholder who (i) furnishes a correct taxpayer identification number ("TIN") and certifies that he or she is not subject to backup withholding on the substitute Form W-9 included in the transmittal letter from the Exchange Agent, (ii) provides a certificate of foreign status on Form W-8, or (iii) is otherwise exempt from backup withholding. A stockholder who fails to provide the correct TIN on Form W-9 may be subject to a $50 penalty imposed by the Internal Revenue Service.

     Each VRI stockholder will be required to retain records and file with such holder's U.S. federal income tax return a statement setting forth certain facts relating to the Merger.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION WHETHER VRI STOCKHOLDERS SHOULD VOTE IN FAVOR OF THE VRI MERGER PROPOSAL OR WHETHER T CELL STOCKHOLDERS SHOULD VOTE IN FAVOR OF THE T CELL SHARE PROPOSAL. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR VRI STOCKHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN UNITED STATES FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, FINANCIAL INSTITUTIONS, INSURANCE COMPANIES, CERTAIN RETIREMENT PLANS, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS AND STOCKHOLDERS WHO ACQUIRED VRI COMMON STOCK PURSUANT TO THE EXERCISE OF VRI STOCK OPTIONS, VRI WARRANTS OR OTHERWISE AS COMPENSATION, AND DOES NOT ADDRESS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION. MOREOVER, THE TAX CONSEQUENCES TO HOLDERS OF VRI STOCK OPTIONS AND VRI WARRANTS ARE NOT DISCUSSED. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE, AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. VRI STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.


Accounting Treatment

     The Merger will be accounted for by T Cell as a purchase of a business in accordance with Accounting Principles Board Opinion No. 16. Accordingly, the purchase price will be allocated to the estimated fair value of the acquired assets and liabilities based upon an independent appraisal. The results of operations and cash flows of VRI will be included in T Cell's financials prospectively as of the consummation of the Merger.

Certain Regulatory Matters
     T Cell and VRI do not believe that any governmental filings are required with respect to the Merger other than the filing of the Certificate of Merger. Consummation of the Merger is conditioned upon, among other things, the absence of any preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction which prohibits or restricts the consummation of the Merger.


Resale of T Cell and VRI Common Stock
     All shares of T Cell Common Stock issued in connection with the Merger or issued upon exercise of the T Cell Warrants or the VRI Warrants assumed by T Cell will (assuming the effectiveness of the Registration Statement of which this Joint Proxy Statement/Prospectus is a part) be freely transferable, except for any shares of T Cell Common Stock and T Cell Warrants received by persons who are deemed to be "affiliates," for purposes of Rule 145 under the Securities Act, of VRI at the time of the VRI Special Meeting or the T Cell Special Meeting ("Affiliate Stock").

     Affiliates of VRI may not sell their shares of Affiliate Stock, except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 (or Rule 144 under the Securities Act in the case of persons who are or become affiliates of T Cell) or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for one year following the Effective Time, an affiliate (together with certain related persons) would be entitled to sell shares of T Cell Common Stock acquired in connection with the Merger only through unsolicited "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Additionally, the number of shares to be sold by an affiliate (together with certain related persons) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of T Cell Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 would only remain available, however, to affiliates if T Cell remained current with its informational filings with the Commission under the Exchange Act. One year after the Effective Time, a person who was an affiliate of VRI at the time of the VRI Special Meeting would be able to sell shares of T Cell Common Stock acquired in the Merger without such manner of sale or volume limitations provided that T Cell was current with its Exchange Act informational filings and such person was not then an affiliate of T Cell. Two years after the Effective Time, a person who was an affiliate of VRI at the time of the VRI Special Meeting would be able to sell such shares of T Cell Common Stock acquired in the Merger without any restrictions so long as such person had not been an affiliate of T Cell for at least three months prior thereto.

     Under the Merger Agreement, T Cell has agreed to register the Affiliate Stock for resale following the closing of the Merger. This Joint Proxy Statement/Prospectus is also a Prospectus with respect to the Affiliate Stock.


Nasdaq Listing
     It is a condition to the consummation of the Merger that (i) the shares of T Cell Common Stock, together with the Preferred Stock Rights, and the T Cell Warrants to be issued in connection with the Merger and (ii) the shares of T Cell Common Stock issuable upon the exercise of T Cell Warrants be approved for listing on the Nasdaq, subject to official notice of issuance. T Cell and VRI have agreed to cooperate and promptly prepare and submit to the Nasdaq all reports, applications and other documents that may be necessary or desirable to enable all of the shares of T Cell Common Stock (including the associated Preferred Stock Rights) and the T Cell Warrants that will be issued and outstanding or will be reserved for issuance at the Effective Time to be listed for trading on the Nasdaq.


Dividends
     Neither T Cell nor VRI has ever paid dividends on the T Cell Common Stock and the VRI Common Stock, respectively. Future dividends will be determined by the T Cell's Board in light of the earnings and financial condition of T Cell and its subsidiaries and other factors. The T Cell Board does not anticipate the payment of dividends by T Cell in the foreseeable future. See "Comparative Per Share Prices and Dividends."


Appraisal Rights
     VRI Stockholders. If the Merger is consummated, a holder of record of VRI Common Stock on the Record Date (other than the Principal VRI Stockholders who have effectively waived their appraisal rights with respect to their shares of VRI Common Stock) who continues to hold such shares through the Effective Time and who strictly complies with the procedures set forth under Section 262 of the DGCL will be entitled to have such shares appraised by the Delaware Court of Chancery under Section 262 and to receive payment of the "fair value" of such shares. This Joint Proxy Statement/Prospectus is being sent to all holders of record of VRI Common Stock at the Record Date and constitutes notice of the appraisal rights available to such holders under Section 262. THE STATUTORY RIGHT OF APPRAISAL GRANTED BY SECTION 262 REQUIRES STRICT COMPLIANCE WITH THE PROCEDURES SET FORTH IN SECTION 262. FAILURE TO FOLLOW ANY OF SUCH PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF DISSENTERS' RIGHTS UNDER SECTION 262. THE FOLLOWING IS A SUMMARY OF CERTAIN OF THE PROVISIONS OF SECTION 262 AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SECTION 262, A COPY OF WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX E.

     A stockholder of VRI electing to exercise dissenters' rights under Section 262 must deliver a separate written demand for appraisal of such stockholder's shares to VRI prior to the vote on the approval of the Merger Agreement and the Merger, and must not vote for approval of the Merger Agreement and the Merger. Such written demand must be in addition to and separate from any proxy or vote against the Merger Agreement and the Merger and must reasonably inform VRI of the identity of the stockholder of record and of such stockholder's intention to demand appraisal of his shares. Merely voting against or not voting for the VRI Merger Proposal will not constitute a demand for appraisal within the meaning of Section 262.

     Stockholders electing to exercise their appraisal rights under Section 262 must not vote in favor of the VRI Merger Proposal. Voting for adoption of the Merger Agreement and the Merger, or delivering a proxy signed and left blank in connection with the VRI Special Meeting (unless the proxy is marked to vote against, or is marked to abstain from voting on, the VRI Merger Proposal), will constitute a waiver of a stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

     Only a holder of shares of VRI Common Stock on the Record Date is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as such holder's name appears on the holder's stock certificates representing shares of VRI Common Stock. If VRI Common Stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if VRI Common Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such shares.

     A record holder, such as a broker, who holds shares of VRI Common Stock as a nominee for beneficial owners, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In such case, the written demand for appraisal should set forth the number of shares of VRI Common Stock covered by it. Unless a demand for appraisal specifies a number of shares, such demand will be presumed to cover all shares of VRI Common Stock held in the name of such record owner. BENEFICIAL OWNERS WHO ARE NOT RECORD OWNERS AND WHO INTEND TO EXERCISE DISSENTERS' RIGHTS SHOULD INSTRUCT THE RECORD OWNER TO COMPLY WITH THE STATUTORY REQUIREMENTS WITH RESPECT TO THE EXERCISE OF DISSENTERS' RIGHTS BEFORE THE DATE OF THE VRI SPECIAL MEETING. A DEMAND FOR APPRAISAL SUBMITTED BY A BENEFICIAL OWNER WHO IS NOT THE RECORD OWNER WILL NOT BE HONORED.

     VRI stockholders who elect to exercise appraisal rights should mail or deliver their written demands to: Virus Research Institute, Inc., 61 Moulton Street, Cambridge, MA 02138, Attention: William A. Packer. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of VRI Common Stock owned, and state that the stockholder is thereby demanding appraisal.

     Within ten days after the Effective Time, the Surviving Corporation is required to send notice of the effectiveness of the Merger to each stockholder of VRI who prior to the Effective Time complied with the requirements of
Section 262.

     Within 120 days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of VRI Common Stock held by all stockholders seeking appraisal. A stockholder who files such a petition must also file a copy of the petition with the Surviving Corporation. If no petition is filed by either the Surviving Corporation or a dissenting stockholder within such 120 day period, the rights of all dissenting stockholders to appraisal shall cease. VRI stockholders seeking to exercise dissenters' rights should not assume that the Surviving Corporation will file a petition with respect to the appraisal of the fair value of their shares or that the Surviving Corporation will initiate any negotiations with respect to the fair value of such shares. At this time, the Surviving Corporation has no intention to take any action in this regard. Accordingly, VRI stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to the perfection of their dissenters' rights within the time periods and in the manner prescribed in Section 262. FAILURE TO FILE THE PETITION ON A TIMELY BASIS WILL CAUSE THE RIGHT OF VRI STOCKHOLDERS TO AN APPRAISAL TO CEASE.

     Any VRI stockholder who has complied with the foregoing provisions will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of VRI Common Stock not voted in favor of the VRI Merger Proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement must be mailed within 10 days after the written request therefor has been received by the Surviving Corporation or within 10 days after expiration of the time for delivery of demands for appraisal, whichever is later.

     If a petition for an appraisal is timely filed by a holder of shares of VRI Common Stock and a copy thereof is served upon the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all holders of shares of VRI Common Stock who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to such stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those holders of shares of VRI Common Stock who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the holders of shares of VRI Common Stock who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

     After determining the holders of shares of VRI Common Stock entitled to appraisal, the Delaware Court of Chancery will determine the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al, decided February 1, 1983, the Delaware Supreme Court expanded the considerations that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which "throw any light on future prospects of the merged corporation." The Delaware Supreme Court noted that
Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Weinberger, the Delaware Supreme Court held that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

     Stockholders considering seeking appraisal should consider that the fair value of their shares determined under Section 262 could be more, the same, or less than the market value of the T Cell securities to be received pursuant to the Merger Agreement without the exercise of dissenters' rights and that an opinion of an investment banking firm as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. Upon completion of the appraisal process, the Court would direct the payment of the fair value of the shares, together with interest, if any, by the Surviving Corporation to the stockholders who have duly demanded appraisal of their shares under Section 262 and who have not withdrawn the demand for appraisal within 60 days after the Effective Time. The cost of the appraisal proceeding may be determined by the Court of Chancery and assessed against the parties as the Court deems equitable in the circumstances. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including without limitation reasonable attorneys' fees and the fees and expenses of experts) be charged pro rata against the value of all shares of VRI Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

     Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote for any purpose the shares of VRI Common Stock subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

     A VRI stockholder may withdraw a demand for appraisal and accept the terms of the Merger at any time within 60 days after the Effective Time, and accept the consideration to be paid under the Merger Agreement without interest. Thereafter, a dissenting stockholder may withdraw such demand only with the written approval of the Surviving Corporation. In the event an appraisal proceeding is properly instituted, such proceeding may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any and such approval may be conditioned on terms the Court of Chancery deems just.

     T Cell Stockholders. Holders of T Cell Common Stock are not entitled to dissenters' appraisal rights under Delaware law in connection with the Merger because T Cell is not a constituent corporation in the Merger.


Fees and Expenses
     Subject to the terms of the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement, and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that (i) the filing fees in connection with the filing of this Joint Proxy Statement/Prospectus with the Commission, (ii) the filing fee in connection with the listing on the Nasdaq of the shares of T Cell Common Stock issued in the Merger and issuable upon the exercise of the T Cell Warrants (iii) the expenses incurred for printing this Joint Proxy Statement/Prospectus and (iv) the filing fee(s) in connection with the filing(s), if any, under the HSR Act, shall be shared equally by VRI, on the one hand, and T Cell, on the other hand. Subject to the terms of the Merger Agreement, all costs and expenses for professional services rendered in connection with the transactions contemplated by the Merger Agreement including, but not limited to, investment banking and legal services, will be paid by each party incurring such costs and expenses. Under certain circumstances, a party to the Merger Agreement may be entitled to reimbursement of expenses. See "The Merger Agreement--Termination; Termination Fees."


                             THE MERGER AGREEMENT

     THE DESCRIPTION OF THE MERGER AGREEMENT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, WHILE SUMMARIZING THE MATERIAL PROVISIONS OF THE MERGER AGREEMENT, DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE.


Merger Consideration
     Pursuant to the Merger Agreement, each outstanding share of VRI Common Stock (other than shares owned by VRI as treasury stock or by its subsidiaries or by T Cell or its subsidiaries, all of which shall be canceled) will be converted into the right to receive (i) 1.55 shares of T Cell Common Stock and
(ii) 0.20 of a T Cell Warrant to purchase one share of T Cell Common Stock (one whole T Cell Warrant being required to purchase one share of T Cell Common Stock). Based upon the number of issued and outstanding shares of VRI Common Stock as of July 14, 1998, T Cell would, in connection with the Merger, issue to holders of VRI Common Stock (x) approximately 14,019,737 shares of T Cell Common Stock, representing approximately 33.0% of the issued and outstanding shares of T Cell Common Stock following the consummation of the Merger and (y) 1,808,998 T Cell Warrants to purchase 1,808,998 shares of T Cell Common Stock, which, if fully exercised, would result in the former holders of VRI Common Stock receiving approximately 35.7% of the issued and outstanding T Cell Common Stock as of the consummation of the Merger. In addition, T Cell would assume the VRI Warrants and the VRI Stock Options, which following the Merger, would be exercisable for approximately 1,682,142 shares of T Cell Common Stock and 40,983 T Cell Warrants. If the VRI Stock Options, the VRI Warrants and the T Cell Warrants were fully exercised immediately following the consummation of the Merger, the former holders of VRI Common Stock would own approximately 38.1% of the issued and outstanding shares of T Cell Common Stock (assuming 28,466,280 shares of T Cell Common Stock were issued and outstanding immediately prior to such exercises). See "The Merger Agreement--VRI Stock Options" and "The Merger Agreement--VRI Warrants."

     No Fractional Shares or Fractional Warrants will be issued in the Merger and, in lieu thereof, holders of shares of VRI Common Stock who would otherwise be entitled to such fractional interests will be paid an amount in cash equal to the value of such fractional interests.

     If prior to the Effective Time, the issued and outstanding shares of T Cell Common Stock or VRI Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities through a Recapitalization, then an appropriate and proportionate adjustment will be made to the Common Stock Exchange Ratio and Warrant Exchange Ratio so that each holder of VRI Common Stock outstanding immediately prior to the Effective Time and each holder of VRI Stock Options or VRI Warrants outstanding immediately prior to the Effective Time will receive pursuant to the terms of the Merger Agreement the equivalent equity interest in T Cell that such VRI stockholder or holder of VRI Stock Options or VRI Warrants would have received had no such Recapitalization occurred.


VRI Stock Options
     Pursuant to the Merger Agreement, at the Effective Time, T Cell will assume the obligations of VRI under the VRI Stock Option Plan and each outstanding VRI Stock Option granted under the VRI Stock Option Plan, whether vested or unvested, shall be deemed assumed by T Cell and deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such VRI Stock Option prior to the Effective Time the following: (i) with respect to each VRI Stock Option that qualifies as an incentive stock option within the meaning of Section 422 of the Code (a "VRI ISO") that number of whole shares of T Cell Common Stock (plus the associated Preferred Stock Rights, if applicable to shares of T Cell Common Stock in general at the time) equal to the product of the number of shares of VRI Common Stock covered by such VRI ISO immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio (rounded down to the nearest whole number of shares of T Cell Common Stock), and (ii) with respect to each VRI Stock Option that does not qualify as a VRI ISO (a "VRI NQSO") (X) that number of whole shares of T Cell Common Stock (plus the associated Preferred Stock Rights, if applicable to shares of T Cell Common Stock in general at the time) equal to the product of the number of shares of VRI Common Stock covered by such VRI NQSO immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio (rounded down to the nearest whole number of shares of T Cell Common Stock) and
(Y) that number of whole T Cell Warrants equal to the product of the number of shares covered by such VRI NQSO immediately prior to the Effective Time multiplied by the Warrant Exchange Ratio (rounded down to the nearest whole number of T Cell Warrants); provided that following such assumption and adjustment, (A) all references in the VRI Stock Options and the VRI Stock Option Plan to VRI shall (unless the context otherwise requires) be deemed to be references to T Cell and (B) the exercise price per share of shares of T Cell Common Stock under each VRI Stock Option shall be equal to the exercise price per share of VRI Common Stock under such VRI Stock Option immediately prior to the Effective Time divided by the Common Stock Exchange Ratio (rounded up to the nearest cent). T Cell will comply with the VRI Stock Option Plan and take such actions within its control that are reasonably necessary to ensure that each VRI ISO prior to the Effective Time will continue to qualify under
Section 422 of the Code. T Cell will take all corporate action necessary to reserve for issuance a sufficient number of shares of T Cell Common Stock and T Cell Warrants for delivery pursuant to the terms set forth in the Merger Agreement.


VRI Warrants
     At the Effective Time, T Cell will assume the obligations of VRI with respect to each VRI Warrant, subject to the provisions of the Merger Agreement. The VRI Warrants shall continue to have, and be subject to, the same terms and conditions as set forth in the applicable warrant agreements and warrant certificates, as in effect on the date of the Merger Agreement, pursuant to which the VRI Warrants were issued, provided that (i) all references in the VRI Warrants to VRI shall (unless the context otherwise requires) be deemed to be references to T Cell, (ii) each VRI Warrant shall be exercisable for (X) that number of whole shares of T Cell Common Stock (plus the associated Preferred Stock Rights, if applicable, to shares of T Cell Common Stock in general at the time) equal to the product of the number of shares of VRI Common Stock covered by the VRI Warrant immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio (rounded down to the nearest whole number of shares of T Cell Common Stock) and (Y) that number of whole T Cell Warrants equal to the product of the number of shares covered by the VRI Warrant immediately prior to the Effective Time multiplied by the Warrant Exchange Ratio (rounded down to the nearest whole number of T Cell Warrants) and (iii) the exercise price per share of shares of T Cell Common Stock under each VRI Warrant shall be equal to the exercise price per share of VRI Common Stock under the VRI Warrant immediately prior to the Effective Time divided by the Common Stock Exchange Ratio (rounded down to the nearest cent). T Cell shall (A) reserve for issuance the number of shares of T Cell Common Stock and T Cell Warrants that will become issuable upon the exercise of the VRI Warrants pursuant to the terms of the Merger Agreement, and
(B) promptly after the Effective Time issue to each holder of an outstanding VRI Warrant a document evidencing the assumption by T Cell of VRI's obligations with respect thereto under the Merger Agreement.


Effective Time
     Following the fulfillment or the waiver of all the conditions to the consummation of the Merger set forth in the Merger Agreement, the parties will file the Certificate of Merger, together with any required related certificates, with the Secretary of State of the State of Delaware. The Merger Agreement provides that filing of the Certificate of Merger will occur promptly after the satisfaction or waiver of all conditions to the closing of the Merger. The Merger Agreement may be terminated by either party if the Merger shall not have been consummated on or before October 31, 1998 (provided that such right to terminate the Merger Agreement shall not be available to any party whose failure to perform any of its material obligations under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date). The Merger Agreement may also be terminated under certain other circumstances. See "--Conditions to the Merger" and "--Termination; Termination Fees."


Conversion of Shares; Procedures for Exchange of Certificates
     As of the Effective Time, T Cell will deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of VRI Common Stock, for exchange pursuant to the terms of the Merger Agreement, (i) a certificate representing the shares of T Cell Common Stock to be issued pursuant to the terms of the Merger Agreement, (ii) a certificate representing the T Cell Warrants to be issued pursuant to the Merger Agreement, and (iii) cash in lieu of Fractional Shares and Fractional Warrants to be paid pursuant to the terms of the Merger Agreement, in exchange for outstanding shares of VRI Common Stock.

     Promptly after the Effective Time, T Cell and the Surviving Corporation will cause the Exchange Agent to mail to each holder of record of a certificate or certificates representing shares of VRI Common Stock (each, a "VRI Certificate") a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the VRI Certificate shall pass, only upon delivery of the VRI Certificate to the Exchange Agent and shall be in such form and shall have such other provisions not inconsistent with the terms of the Merger Agreement as T Cell may reasonably specify. Upon surrender of a VRI Certificate for cancellation to the Exchange Agent and delivery to the Exchange Agent of such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such VRI Certificate shall be entitled to receive in exchange therefor (i) a certificate representing the number of whole shares of T Cell Common Stock to which such holder shall be entitled, (ii) a certificate representing the number of whole T Cell Warrants to which such holder shall be entitled and (iii) a check for the cash to be paid in lieu of Fractional Shares and/or Fractional Warrants, if any, due such holder pursuant to the terms of the Merger Agreement plus the amount of any dividends or distributions, pursuant to the Merger Agreement, if any, after giving effect to any required withholding tax, and the VRI Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the amount payable in lieu of Fractional Shares and/or Fractional Warrants, if any, or on the dividends or distributions, if any, due and payable to holders of VRI Certificates pursuant to the terms of the Merger Agreement. In the event of a transfer of ownership of VRI Common Stock which is not registered in the stock transfer records of VRI, certificates representing the proper number of shares of T Cell Common Stock and T Cell Warrants, together with a check for the cash to be paid in lieu of Fractional Shares and/or Fractional Warrants, if any, pursuant to the terms of the Merger Agreement, plus, to the extent applicable, the amount of any dividends or distributions, if any, due and payable pursuant to the terms of the Merger Agreement, may be issued to such a transferee if the VRI Certificate representing shares of such VRI Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

     Notwithstanding any other provisions of the Merger Agreement, dividends or other distributions on shares of T Cell Common Stock after the Effective Time with respect to any shares of VRI Common Stock represented by a VRI Certificate that has not been surrendered for exchange shall be paid only as provided in the Merger Agreement. Following surrender of any such VRI Certificate, the holder thereof shall be entitled, subject to the provisions and effect of applicable abandoned property, escheat or similar laws, to receive for the whole shares of T Cell Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of T Cell Common Stock and not paid, less the amount of any withholding taxes which may be required thereon; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such shares of T Cell Common Stock, less the amount of any withholding taxes which may be required thereon.

     At and after the Effective Time, there will be no transfers on the stock transfer books of VRI of the shares of VRI Common Stock which were outstanding immediately prior to the Effective Time and if, after the Effective Time, VRI Certificates are presented for transfer, they shall be canceled against delivery of the merger consideration. VRI Certificates surrendered for exchange by any person constituting an "affiliate" of VRI for purposes of Rule 145 under the Securities Act, as such rule may be amended from time to time, shall not be exchanged until T Cell has received an affiliate letter from such person.

     No Fractional Shares or Fractional Warrants will be issued pursuant to the Merger Agreement. In lieu of the issuance of any Fractional Shares pursuant to the Merger Agreement, each holder of VRI Common Stock upon surrender of VRI Certificates for exchange shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the average closing price of T Cell Common Stock on the Nasdaq on the five (5) trading days immediately preceding the closing date of the Merger by (ii) the fractional amount of the shares of T Cell Common Stock, which such holder would otherwise be entitled to receive under the terms of the Merger Agreement. The Fractional Shares of each former holder of VRI Common Stock will be aggregated and no such holder will receive cash in an amount greater than or equal to the value of one full share of T Cell Common Stock.

     All merger consideration issued or paid, as the case may be, upon the surrender for exchange of VRI Certificates representing shares of VRI Common Stock in accordance with the terms of the Merger Agreement will be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of VRI Common Stock exchanged for Merger Consideration theretofore represented by such VRI Certificates.

     VRI STOCKHOLDERS SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. VRI STOCKHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.


Indemnification
     Pursuant to the Merger Agreement, T Cell, Merger Sub and VRI have agreed that VRI shall, to the fullest extent permitted under the VRI Charter or the VRI By-Laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and after the Effective Time, T Cell and the Surviving Corporation shall, to the fullest extent permitted under the Surviving Corporation's Certificate of Incorporation or the Surviving Corporation's By-Laws, indemnify and hold harmless, each present and former director, officer, or employee of VRI against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (i) arising out of or pertaining to the transactions contemplated by the Merger Agreement or (ii) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the VRI Charter or the VRI By-Laws or any applicable contract or agreement as in effect on May 12, 1998, in each case for a period of ten years after such date; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period of time shall continue until the disposition of such claim. At or prior to the Effective Time, T Cell shall purchase or keep in effect directors' and officers' liability insurance coverage for VRI's directors and officers in a form reasonably acceptable to VRI which shall provide such directors and officers with so-called tail or other coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not substantially less favorable to the insured persons than, the directors' and officers' liability insurance coverage maintained by VRI as of May 12, 1998.

Acquisition Proposals
     Pursuant to the terms of the Merger Agreement, until either the termination of the Merger Agreement or the Effective Time, VRI will not, nor shall it authorize or permit any officer, director, employee, agent, advisor or representative of VRI to, directly or indirectly (i) solicit, initiate or knowingly encourage the submission of, any inquiries, proposals or offers from any person relating to an Acquisition Proposal (as defined below), (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) enter into, engage in, or participate or continue in, any discussions or negotiations regarding, or furnish to any person any information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal. Notwithstanding anything to the contrary in the Merger Agreement, VRI may (A) furnish information to, or participate in discussions or negotiations with, any person or entity that makes or expresses a bona fide intention to make an unsolicited proposal to acquire VRI pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction if the VRI Board determines, in good faith following consultation with outside legal counsel, that such action is necessary in order to comply with the directors' fiduciary duties to the stockholders of VRI under applicable law; provided, however, that prior to VRI's furnishing such information or participating in such discussions or negotiations, such person or entity shall have executed a confidentiality agreement with VRI having terms substantially similar to those contained in the Confidential Disclosure Agreement, dated as of April 16, 1998, by and between T Cell and VRI (the "Confidentiality Agreement"), relating to the provision of Proprietary Information (as defined in the Confidentiality Agreement) by VRI and T Cell to one another, and (B) comply with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with respect to an Acquisition Proposal.

     The term "Acquisition Proposal" is defined in the Merger Agreement to mean any proposed or actual (i) merger, consolidation or similar transaction involving VRI, (ii) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of VRI representing 15% or more of the assets of VRI, (iii) issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of VRI, (iv) transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding shares of VRI Common Stock, (v) recapitalization, restructuring, liquidation, dissolution, or other similar type of transaction with respect to VRI, or (vi) transaction which is similar to any of the foregoing transactions; provided, however, that the term "Acquisition Proposal" shall not include the Merger and the transactions contemplated thereby.

     The Merger Agreement provides that VRI shall advise T Cell orally and in writing within twenty-four (24) hours of receipt of any Acquisition Proposal, including the terms thereof and any changes thereto and any termination thereof, or any inquiry regarding any Acquisition Proposal and the identity of the person making such Acquisition Proposal or inquiry.


Conduct of Business
     Pursuant to the terms of the Merger Agreement, unless T Cell or VRI has otherwise consented to the other in writing thereto or unless otherwise permitted by the Merger Agreement, each of T Cell and VRI has agreed that prior to the Effective Time it:

     (i) shall use its reasonable best efforts to preserve intact its business organization and goodwill and keep available the services of its respective officers and material employees;

     (ii) shall comply in all material respects with all material laws, regulations and orders applicable with respect to its business;

     (iii) shall promptly notify the other of any event that is reasonably expected to have a material adverse effect on its business, assets, prospects, results of operations or financial condition or result in the breach in any material respect of any of its material representations or warranties contained in the Merger Agreement;

     (iv) shall promptly deliver to the other true and correct copies of any report, statement or schedule filed by or with respect to it with the Commission subsequent to the date of the Merger Agreement;

     (v) shall employ its reasonable best efforts to secure, before the closing date of the Merger, the consent to the consummation of the transactions contemplated by the Merger Agreement by each other party to any contract, commitment or obligations to which it is a party, absent which consent such transactions would constitute a default, would accelerate, modify or vest its obligations or would permit cancellation of any such contract;

     (vi) shall use its reasonable best efforts to cause the satisfaction of the conditions precedent required of it by the Merger Agreement;

     (vii) shall conduct its operations according to its usual, regular and ordinary course in substantially the same manner as conducted prior to the Merger Agreement;

     (viii) shall not incur any indebtedness for borrowed money or issue any debt securities or, except in each case in the ordinary course of business consistent with past practice, assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person or make any loans or advances;

   (ix) shall not amend its certificate of incorporation or by-laws, respectively;

     (x) shall not (A) issue any shares of its capital stock, effect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, except pursuant to its existing options or outstanding warrants, (B) grant, confer or award any option, warrant, conversion right or other right not existing on the date of the Merger Agreement to acquire any shares of its capital stock, (C) increase any compensation, other than in the ordinary course of business consistent with past practice, or enter into or amend any employment agreement with any of its officers or directors, or (D) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any employee benefit plans existing as of the date of the Merger Agreement, except for changes which are not more favorable to participants in such plans or are otherwise required to comply with applicable law;

     (xi) shall not (A) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock, or (B) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock, or make any commitment for any such action;

     (xii) shall not sell, pledge, dispose of or encumber any of its assets (except for (A) sales of assets in the ordinary course of business and in a manner consistent with past practice, (B) dispositions of obsolete or worthless assets, and (C) sales of other assets not in excess of $250,000 in the aggregate);

   (xiii) shall not make any capital contributions to, or investments in, any other person;

     (xiv) shall not pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (A) the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) reflected or reserved against in, or contemplated by its financial statements for the fiscal quarter ended March 31, 1998 or by the required forms, reports and documents filed by it with the Commission or incurred in the ordinary course of business consistent with past practice or pursuant to certain material commitments or contractual obligations contemplated by or entered into in accordance with the Merger Agreement or (B) the settlement of claims and litigation in the ordinary course of business in an amount not in excess of $250,000;

     (xv) shall not authorize any capital expenditures or purchase of fixed assets which (A) are not contemplated by the Merger Agreement, or (B) in the aggregate, exceed $250,000;

     (xvi) shall not enter into any material commitments or contractual obligations with any of its officers, directors, consultants or affiliates;

     (xvii) shall use its reasonable best efforts to not do any act or omit to do any act, or permit any act or omission to act, which will cause a material breach of any of its material contracts, commitments or obligations;

     (xviii)    shall not acquire (by merger, consolidation, or acquisition of stock or assets) any business or any corporation, partnership or other entity or a division of any such business organization; and

     (xix) shall not take any action to accelerate the exercise date of any outstanding option granted pursuant to its option plans, other than as a result of the Merger.

Conditions to the Merger
     The respective obligations of the parties to effect the Merger and the other transactions contemplated in the Merger Agreement are subject to the fulfillment or the waiver of the following conditions at or prior to the closing date of the Merger:

     (i) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of VRI and the issuance of the T Cell Common Stock and the T Cell Warrants in the Merger pursuant to the Merger Agreement shall have been approved by the requisite vote of the stockholders of T Cell;

     (ii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by any administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there shall not be any action taken, or any law enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal;

     (iii) the Registration Statement of which this Joint Proxy Statement/Prospectus is a part shall have been declared effective by the Commission under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission, and no proceedings for that purpose shall have been initiated or, to the knowledge of T Cell or VRI, threatened by the Commission;

     (iv) T Cell shall have obtained the approval for the listing of the shares of the T Cell Common Stock issuable in connection with the Merger or upon exercise of the T Cell Warrants on the Nasdaq, subject to official notice of issuance;

     (v) the T Cell Board shall have been fixed in the manner provided by the Merger Agreement and shall consist of the directors named therein;

     (vi) T Cell and VRI shall have received from their respective investment banking institutions an analysis to the effect that based on standard valuation methodologies and reasonable assumptions the value of the T Cell Warrants to be issued to holders of VRI Common Stock in the Merger does not exceed 20% of the total value of the consideration paid in the Merger, provided that in the event that such investment banking institutions are not prepared to deliver such analyses, this condition shall be deemed to have been satisfied if the Merger is restructured into a direct acquisition pursuant to the terms set forth in the Merger Agreement; and

     (vii) the waiting period applicable to consummation of the Merger under the HSR Act, if applicable, shall have expired or been terminated.

     The obligation of VRI to effect the Merger and the other transactions contemplated by the Merger Agreement are subject to the fulfillment at or prior to the closing date of the Merger of the following conditions, unless waived by
VRI:

     (i) each of the representations and warranties of T Cell contained in the Merger Agreement shall have been true and correct when made and shall be true and correct as though made on and as of the Closing date of the Merger except (A) for any representations and warranties made as of a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date or (B) where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a material adverse effect on the business, assets, prospects, results of operations or financial condition of T Cell;

     (ii) T Cell and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by T Cell or Merger Sub, at or prior to the Closing;

     (iii) each of T Cell and Merger Sub shall have delivered to VRI a certificate of its respective President or Chief Financial Officer dated the closing date of the Merger to the effect that the statements set forth in items
(i) and (ii) above and item (v) below with respect to T Cell and Merger Sub, as the case may be, are true and correct;

     (iv) all consents, authorizations, orders and approvals of or filings or registrations with any governmental commissions, boards, other regulatory bodies or third parties required to be made or obtained by T Cell including, but not limited to, third party consents under assignment or change of control provisions, in connection with the execution, delivery and performance of the Merger Agreement and the Merger shall have been obtained or made except where the failure to have obtained such consents, authorizations, orders or approvals or to have made such filings or registrations would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, prospects, results of operations or financial condition of T Cell;

     (v) from May 12, 1998 through the closing date of the Merger, there shall not have occurred any changes concerning T Cell that, when combined with all other changes, have had or would reasonably be expected to have a material adverse effect on T Cell;

   (vi) the Ward Employment Agreement shall be effective in accordance with its terms; and

     (vii) VRI shall have received a written opinion from Hale and Dorr LLP, in form and substance reasonably satisfactory to VRI, to the effect that the Merger will constitute a tax-free reorganization within the meaning of
Section 368 of the Code.

     The obligations of T Cell and Merger Sub to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment at or prior to the closing date of the Merger of the following conditions, unless waived by T Cell and Merger Sub:

     (i) each of the representations and warranties of VRI contained in the Merger Agreement shall have been true and correct when made and shall be true and correct as though made on and as of the Closing date of the Merger except (A) for any representations and warranties made as of a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date or (B) where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a material adverse effect on VRI;

     (ii) VRI shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by VRI, at or prior to the closing date of the Merger;

     (iii) from May 12, 1998 through the Closing date of the Merger, there shall not have occurred any changes concerning VRI that, when combined with all other changes, have had or would reasonably be expected to have a material adverse effect on VRI;

     (iv) VRI shall have delivered to T Cell and Merger Sub a certificate of the President and the Chief Financial Officer of VRI dated the closing date of the Merger to the effect that the statements set forth in items (i), (ii) and (iii) above are true and correct;

     (v) all consents, authorizations, orders and approvals of or filings or registrations with any governmental commissions, boards, other regulatory bodies or third parties required to be made or obtained by VRI including, but not limited to, third party consents under assignment or change of control provisions, in connection with the execution, delivery and performance of the Merger Agreement and the Merger shall have been obtained or made except where the failure to have obtained such consents, authorizations, orders or approvals or to have made such filings or registrations would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on VRI; and

     (vi) T Cell shall have received a written opinion from Goodwin, Procter & Hoar LLP, in form and substance reasonably satisfactory to T Cell, to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368 of the Code.


Representations and Warranties
     The Merger Agreement contains various representations and warranties made by VRI to T Cell and Merger Sub relating to, among other things: (i) the due organization, corporate powers, authority and standing of VRI; (ii) the authorization, execution, delivery and enforcement of the Merger Agreement and the transactions contemplated therein; (iii) the capital structure of VRI; (iv) the nonexistence of subsidiaries of VRI; (v) ownership of other interests; (vi) the lack of conflicts under charters or by-laws and violations of any instruments, and required consents or approvals; (vii) certain documents filed by VRI with the Commission; (viii) VRI's financial condition and reports thereof; (ix) litigation; (x) the conduct of business in the ordinary course and the absence of certain changes or material adverse effects; (xi) taxes;
(xii) books and records; (xiii) real property; (xiv) intellectual property;
(xv) compliance with law and environmental matters; (xvi) clinical procedures;
(xvii) employee matters; (xviii) labor matters; (xix) broker's and finder's fees with respect to the Merger; (xx) receipt of a fairness opinion; (xxi) related party transactions; (xxii) contracts and commitments; (xxiii) insurance; (xxiv) this Joint Proxy Statement/ Prospectus; and (xxv) Acquisition Proposals.

     The Merger Agreement contains various representations and warranties made by T Cell and Merger Sub to VRI relating to, among other things: (i) the due organization, corporate powers, authority and standing of T Cell; (ii) the authorization, execution, delivery and enforcement of the Merger Agreement and the transactions contemplated thereby; (iii) the capital structure of T Cell;
(iv) the nonexistence of subsidiaries of T Cell; (v) ownership of other interests; (vi) the lack of conflicts under charters or by-laws and violations of any instruments, and required consents or approvals; (vii) certain documents filed by T Cell with the Commission; (viii) T Cell's financial condition and reports thereof; (ix) litigation; (x) the conduct of business in the ordinary course and the absence of certain changes or material adverse effects; (xi) taxes; (xii) real property; (xiii) intellectual property; (xiv) compliance with law and environmental matters; (xv) clinical procedures; (xvi) employee matters; (xvii) labor matters; (xviii) broker's and finder's fees with respect to the Merger; (xix) receipt of a fairness opinion; (xx) related party transactions; (xxi) contracts and commitments; (xxii) insurance; (xxiii) this Joint Proxy Statement/Prospectus; and (xxiv) Nasdaq listing matters.


Termination; Termination Fees
     The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of VRI or T Cell:

   (i)        by mutual written consent of T Cell and VRI;

     (ii) by either T Cell or VRI, if any United States federal or state court of competent jurisdiction or other governmental entity shall have issued a final order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable, provided that the party seeking to terminate shall have used its reasonable best efforts to appeal such order, decree, ruling or other action;

     (iii) by either T Cell or VRI, if the Merger shall not have been consummated on or before the Drop Dead Date (other than due to the failure of the party seeking to terminate the Merger Agreement to perform any of its material obligations under the Merger Agreement required to be performed at or prior to the Effective Time);

     (iv) by T Cell, if VRI shall have (A) withdrawn, modified or amended in any respect adverse to T Cell or Merger Sub its approval or recommendation to the stockholders of VRI for adoption of the Merger Agreement and approval of the Merger, (B) failed to include such recommendation in this Joint Proxy Statement/Prospectus, (C) recommended any Acquisition Proposal from a person other than T Cell or Merger Sub, (D) publicly expressed no opinion and remained neutral toward any Acquisition Proposal, or (E) resolved or agreed to do any of the foregoing, provided that in any such case, VRI shall pay T Cell the Termination Fee in accordance with the terms of the Merger Agreement;

     (v) by VRI, if the VRI Board determines in good faith, after consultation with and based on the advice of Hale and Dorr LLP, that such action is necessary in order for the VRI Board to comply with the directors' fiduciary duties to stockholders under applicable law and the VRI Board authorizes or desires to authorize VRI to execute a Superior Proposal Agreement providing for a Superior Proposal (as defined in the Merger Agreement), provided that VRI has, immediately prior to the termination of the Merger Agreement and/or the execution of such Superior Proposal Agreement, paid the Termination Fee in accordance with the terms of the Merger Agreement;

     (vi) by VRI, if T Cell or Merger Sub has failed to perform in any material respect any of its obligations required to be performed by them under the Merger Agreement and such failure continues for more than 30 days after notice thereof unless failure to so perform has been caused by or results from a breach of the Merger Agreement by VRI;

     (vii) by T Cell, if VRI shall have failed to perform in any material respect any of its obligations required to be performed by it under the Merger Agreement and such failure continues for more than 30 days after notice unless failure to so perform has been caused by or results from a breach of the Merger Agreement by T Cell or Merger Sub; and

     (viii) by VRI, if T Cell shall have (A) withdrawn, modified or amended in any respect adverse to VRI its approval or recommendation to the stockholders of T Cell for approval of the issuance of T Cell Common Stock and T Cell Warrants in the Merger pursuant to the Merger Agreement, or (B) failed to include such recommendation in this Joint Proxy Statement/Prospectus, provided that in such case T Cell shall pay VRI its out-of-pocket expenses in accordance with the terms of the Merger Agreement.

     In the event VRI terminates the Merger Agreement pursuant to item (v) above, or T Cell or Merger Sub terminates the Merger Agreement based on item
(iv) above, VRI is required to pay T Cell an amount in cash equal to the sum of
(i) $2,750,000, plus (ii) all documented reasonable out-of-pocket expenses actually incurred by T Cell and Merger Sub prior to such termination in connection with the negotiation and preparation of the Merger Agreement and the transactions, consents and filings contemplated thereby, including, but not limited to, all attorneys' and accountants' fees and expenses, filing fees, printing expenses, and expenses incurred by T Cell and Merger Sub in connection with (x) this Joint Proxy Statement/Prospectus, (y) the Registration Statement and (z) the New Warrants Shelf, the Old Warrants Shelf and the Resale Shelf (as each such term is defined in the Merger Agreement); provided, however, that the aggregate amount of expenses required to be reimbursed by VRI pursuant to the terms of the Merger Agreement described in this paragraph shall not exceed $600,000.

     In the event that VRI terminates the Merger Agreement pursuant to item
(viii) above, T Cell shall immediately pay VRI an amount in cash equal to VRI's documented reasonable out-of-pocket fees and expenses actually incurred by it prior to such termination in connection with the negotiation and preparation of the Merger Agreement and the transactions, consents and filings contemplated thereby, including, but not limited to, all attorneys' and accountants' fees and expenses, filing fees, printing expenses and expenses incurred by VRI in connection with this Joint Proxy Statement/ Prospectus; provided, however, that the aggregate amount of expenses required to be reimbursed by T Cell pursuant to the terms of the Merger Agreement described in this paragraph shall not exceed $600,000.


Amendments
     The Merger Agreement may be amended by the parties thereto, by action taken by their respective boards of directors, at any time before or after approval by the stockholders of VRI and T Cell of matters presented in connection with the Merger, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.


                               OTHER AGREEMENTS

     THE DESCRIPTIONS OF THE PROXY AGREEMENTS AND THE WARD EMPLOYMENT AGREEMENT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, WHILE CONTAINING ALL MATERIAL PROVISIONS OF SUCH AGREEMENTS, DO NOT PURPORT TO BE COMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO SUCH AGREEMENTS, WHICH ARE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS JOINT PROXY
STATEMENT/PROSPECTUS IS A PART.


Proxy Agreements
     As a condition of the willingness of T Cell and Merger Sub to enter into the Merger Agreement, the Principal VRI Stockholders entered into Proxy Agreements with T Cell and Merger Sub. Such stockholders owned as of July 14, 1998 in the aggregate 3,124,934 shares of VRI Common Stock, representing 34.5% of the outstanding shares and voting power of VRI Common Stock.

     Pursuant to the Proxy Agreements, each Principal VRI Stockholder, with respect to those shares of VRI Common Stock that such Principal VRI Stockholder owns of record, appointed T Cell, or any nominee of T Cell, with full power of substitution, during the term of the Proxy Agreement, as such Principal VRI Stockholder's true and lawful attorney and irrevocable proxy, for and in the Principal VRI Stockholder's name, place and stead, to vote each of such shares of VRI Common Stock as the Principal VRI Stockholder's proxy, at every meeting of the stockholders of VRI or any adjournment thereof or in connection with any written consent of VRI's stockholders, (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against (x) any Acquisition Proposal, and any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of VRI under the Merger Agreement or which could result in any of the conditions of VRI's obligations under the Merger Agreement not being fulfilled and (y) any change in the directors of VRI, any change in the present capitalization of VRI or any amendment to the VRI Charter or the VRI By-Laws, any other material change in VRI's corporate structure or business, or any other action which in the case of each of the matters referred to in this clause (ii) could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated, and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent. Each such Principal VRI Stockholder further agreed to cause to be voted the shares of VRI Common Stock beneficially owned by such Stockholder in accordance with the foregoing.

     Each Principal VRI Stockholder further agreed, with respect to any voting securities of T Cell held of record or beneficially by such Principal VRI Stockholder, that, during the Proxy Term (as defined in the Proxy Agreement), at any meeting of stockholders of T Cell, however called, or in connection with any written consent of T Cell's stockholders, to vote (or cause to be voted) and to cause its affiliates to vote (or cause to be voted) such voting securities of T Cell (i) in favor of the issuance of the T Cell Common Stock and the T Cell Warrants and any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent and (ii) against any matter which could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated.

     Pursuant to the Proxy Agreements, each Principal VRI Stockholder agreed, among other things, not to (i) sell, tender, transfer, pledge, encumber, assign or otherwise dispose of any of the shares of VRI Common Stock, (ii) deposit such into a voting trust or enter into a voting agreement or arrangement with respect to such shares or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, transfer, pledge, encumbrance, assignment or other disposition of any voting securities of VRI, or (iv) take any action that would make any representation or warranty of the Principal VRI Stockholder contained in the Proxy Agreement untrue or incorrect or have the effect of preventing or disabling such Principal VRI Stockholder from performing his or its obligations under the Proxy Agreement; provided, however, that such Principal VRI Stockholder may transfer or pledge any of the shares of VRI Common Stock to a person or entity with the prior written consent of T Cell and Merger Sub, which consent shall not be unreasonably withheld, it being understood that withholding consent shall not be unreasonable if, without limitation, T Cell and Merger Sub determine such transfer or pledge may eliminate or reduce in any manner the certainty or likelihood of the transferred shares of VRI Common Stock being voted as contemplated by the Proxy Agreement for any reason, including without limitation the financial condition, identity or location of the transferee or pledgee, any applicable legal restrictions or any other reason; provided further that no such transfer or pledge shall be made unless prior thereto the proposed transferee or pledgee shall have entered into a written agreement with T Cell and Merger Sub, containing terms and conditions reasonably satisfactory to T Cell and Merger Sub, in which such transferee or pledgee shall agree to be bound by all the terms and conditions of the Proxy Agreement.


Ward Employment Agreement
     T Cell and J. Barrie Ward have agreed to enter into the Ward Employment Agreement, effective upon the consummation of the Merger. Pursuant to its terms, the Ward Employment Agreement shall be for a term of twenty-four months. Dr. Ward will serve as the Executive Chairman of the T Cell Board. T Cell will pay Dr. Ward an annual salary of $235,0000, subject to increases from time to time at the discretion of the T Cell Board. Dr. Ward will also be eligible for a bonus at the discretion of the T Cell Board, and will be entitled to participate in any employment benefit plans, medical insurance plans, life insurance plans, disability income plans, retirement plans, vacation plans, stock option plans, and other benefit plans which T Cell may have in effect for its senior executives. Additionally, T Cell will reimburse Dr. Ward for all business-related expenses incurred by him, consistent with T Cell policies.

     During the term of the Ward Employment Agreement and for one year thereafter, Dr. Ward will not assist, participate or invest in any competing business, will not influence any person to leave employment with T Cell, and will refrain from encouraging any customer or supplier to terminate or modify adversely its business relationship with T Cell. Dr. Ward will not disclose any confidential information without the written consent of T Cell, and will return to T Cell all documents, records, data, apparatus, equipment and other physical property, furnished to or produced by Dr. Ward in connection with his employment. Dr. Ward agreed that all information, data, inventions, discoveries, materials, notebooks and other work product which Dr. Ward develops during or within six months after the termination of his employment with T Cell will be the sole and exclusive property of T Cell. Finally, Dr. Ward shall assist with and execute all applications, assignments or other documents necessary to maintain patent, trademark or other intellectual property protection for T Cell's or VRI's products and services. After the termination of his employment, Dr. Ward shall assist T Cell on intellectual property matters as they relate to Dr. Ward's employment and T Cell shall reasonably compensate Dr. Ward for his time and expense therewith.

                     COMPARATIVE MARKET DATA AND DIVIDENDS


T Cell
     The T Cell Common Stock is listed and traded on the Nasdaq. The following table sets forth the high and low sales prices per share of T Cell Common Stock as reported on the Nasdaq, for the quarterly periods presented below:


                                                          T CELL COMMON STOCK
                                                        -----------------------
                                                           HIGH          LOW
                                                        ----------   ----------
   Calendar 1996:
      First quarter .................................    $  3.38      $  2.50
      Second quarter ................................       4.38         2.63
      Third quarter .................................       3.75         1.94
      Fourth quarter ................................       2.38         1.59
   Calendar 1997:
      First quarter .................................       2.38         1.47
      Second quarter ................................       2.09         1.28
      Third quarter .................................       2.34         1.38
      Fourth quarter ................................       3.16         1.75
   Calendar 1998:
      First quarter .................................       3.03         1.63
      Second quarter) ...............................       4.56         2.50
      Third quarter (through July 15, 1998) .........       2.81         2.25

     On May 11, 1998, the last trading day prior to announcement of the execution of the Merger Agreement, the closing price per share of T Cell Common Stock as reported on the Nasdaq was $4.25. On July 15, 1998, the closing price per share of T Cell Common Stock as reported on the Nasdaq was $2.50. Stockholders are urged to obtain current market quotations. As of July 15, 1998, there were approximately 693 holders of record of T Cell Common Stock.


VRI
     The VRI Common Stock was first publicly traded on June 6, 1996 and is listed and traded on the Nasdaq. The following table sets forth the high and low sales prices per share of VRI Common Stock as reported on the Nasdaq for the calendar quarters presented below:


                                                            VRI COMMON STOCK
                                                        ------------------------
                                                            HIGH          LOW
                                                        -----------   ----------
   Calendar 1996:
      Second quarter (from June 6, 1996) ............    $  12.25      $  9.00
      Third quarter .................................        9.25         5.88
      Fourth quarter ................................        8.25         4.75
   Calendar 1997:
      First quarter .................................        8.75         5.00
      Second quarter ................................        8.00         4.75
      Third quarter .................................        7.13         5.00
      Fourth quarter ................................        9.50         3.25
   Calendar 1998:
      First quarter .................................        5.00         3.88
      Second quarter ................................        5.75         3.00
      Third quarter (through July 15, 1998) .........        4.00         2.88

     On May 11, 1998, the last trading day prior to announcement of the execution of the Merger Agreement, the closing price per share of VRI Common Stock as reported on the Nasdaq was $3.438. On July 15, 1998, the closing price per share of VRI Common Stock as reported on the Nasdaq was $3.25.
Stockholders are urged to obtain current market quotations. As of July 15, 1998, there were approximately 78 holders of record of VRI Common Stock.

Post-Merger Dividend Policy
     Stockholders should note that T Cell has never paid dividends on the T Cell Common Stock and that future dividends will be determined by the T Cell Board in light of the earnings and financial condition of T Cell and its subsidiaries and other factors. The T Cell Board does not anticipate that any dividends will be paid on the T Cell Common Stock in the foreseeable future.


                    UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined balance sheet as of March 31, 1998, the unaudited pro forma condensed combined statements of operations for the year ended December 31, 1997 and the three months ended March 31, 1998 (collectively, the "Unaudited Pro Forma Statements") were prepared to give effect to the Merger accounted for under the purchase method of accounting. The unaudited pro forma balance sheet assumes that the Merger occurred on March 31, 1998. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1997 and for the three months ended March 31, 1998 assume that the Merger occurred on January 1, 1997 and January 1, 1998, respectively. The Unaudited Pro Forma Statements are based on the historical consolidated financial statements of T Cell and VRI under the assumptions and adjustments set forth in the accompanying notes to the Unaudited Pro Forma Statements. The combined condensed financial information for the fiscal year ended December 31, 1997 has been obtained from the consolidated financial statements of T Cell and VRI. The condensed combined financial information for the three months ended March 31, 1998 and 1997 has been obtained from the unaudited financial statements of T Cell and VRI and includes, in the opinion of T Cell's and VRI's management, all adjustments necessary to present fairly the data for such period. The Unaudited Pro Forma Statements may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated or which may be obtained in the future.

     The pro forma adjustments are based upon available information and upon certain assumptions as described in the notes to the Unaudited Pro Forma Statements that T Cell's management believes are reasonable in the circumstances. The purchase price has been allocated to the acquired assets and liabilities based on a preliminary determination from an independent appraisal of their respective values. In accordance with generally accepted accounting principles, the amount allocated to in-process technology will be expensed in the quarter in which the Merger is consummated. This adjustment has been excluded from the unaudited pro forma condensed combined statements of operations as it is a nonrecurring item. Although T Cell believes, based on available information, that the fair values and allocation of the purchase price included in the Unaudited Pro Forma Statements are reasonable estimates, final purchase accounting adjustments will be made on the basis of evaluations and estimates made after the Merger is consummated. As a result, final allocation of costs related to the Merger may differ from that presented herein. The Unaudited Pro Forma Statements and accompanying notes should be read in conjunction with the separate consolidated financial statements and notes thereto of T Cell and VRI which have been incorporated by reference into or included in this Joint Proxy Statement/Prospectus.

            T CELL SCIENCES, INC. AND VIRUS RESEARCH INSTITUTE, INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                MARCH 31, 1998


                                                                                                                    Pro Forma
                                                                                                                     Combined
                                                                                          Pro Forma               Reflecting the
                                                 T Cell             VRI                  Adjustments                  Merger
                                            ---------------- ---------------- --------------------------------- -----------------
Assets
Current Assets:
 Cash and cash equivalents ................  $   8,181,900    $   1,162,600                                      $    9,344,500
 Marketable securities ....................             --       15,349,400                                          15,349,400
 Current portion restricted cash ..........        750,000               --                                             750,000
 Contract receivable ......................             --        1,000,000                                           1,000,000
 Prepaid and other current assets .........        207,700          686,700                                             894,400
                                             -------------    -------------                       --             --------------
    Total current assets ..................      9,139,600       18,198,700                                          27,338,300
                                             -------------    -------------                       --             --------------
Property and equipment, net ...............        346,400          665,200                                           1,011,600
Restricted cash ...........................        500,000               --                                             500,000
Other noncurrent assets ...................      1,598,600           29,600                1,560,000(b)               3,188,200
                                             -------------    -------------         ----------------             --------------
   Total assets ...........................  $  11,584,600    $  18,893,500         $      1,560,000             $   32,038,100
                                             =============    =============         ================             ==============
Liabilities And Stockholders' Equity
Current Liabilities:
 Accounts payable and accrued
   expenses ...............................  $     982,700    $   1,712,100         $      2,665,000(a)          $    5,359,800
 Current portion of lease obligation
   payable ................................             --           32,300                                              32,300
 Deferred revenue .........................        500,000               --                                             500,000
 Note payable .............................        750,000               --                                             750,000
                                             -------------    -------------         ----------------             --------------
    Total current liabilities .............      2,232,700        1,744,400                2,665,000                  6,642,100
                                             -------------    -------------         ----------------             --------------
 Long-term note payable ...................        750,000               --                                             750,000
                                             -------------    -------------         ----------------             --------------
Stockholders' equity ......................
 Common stock .............................         28,500            8,900                    5,100(a)(d)               42,500
 Additional paid-in capital ...............     80,225,500       51,977,300                8,682,500(a)(d)          140,885,300
 Accumulated deficit ......................    (71,652,100)     (34,837,100)              (9,792,600)(b)(d)(e)     (116,281,800)
                                             -------------    -------------         ----------------             --------------
    Total stockholders' equity ............      8,601,900       17,149,100         $     (1,105,000)                24,646,000
                                             =============    =============         ================             ==============
    Total liabilities and
     stockholders' equity .................  $  11,584,600    $  18,893,500         $      1,560,000             $   32,038,100
                                             =============    =============         ================             ==============

         See notes to Condensed Combined Pro Forma Financial Statements

            T CELL SCIENCES, INC. AND VIRUS RESEARCH INSTITUTE, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                                               Pro Forma
                                                                                                                Combined
                                                                                          Pro Forma          Reflecting the
                                                     T Cell              VRI             Adjustments             Merger
                                               -----------------   ---------------   ------------------   -------------------
Operating Revenue:
Product development, research, licensing
 and option revenue ........................     $   1,147,600      $  2,505,500                            $   3,653,100
Product sales ..............................            44,500                --                                   44,500
                                                 -------------      ------------          ---------         -------------
    Total operating revenue ................         1,192,100         2,505,500                                3,697,600
                                                 -------------      ------------          ---------         -------------
Operating Expense:
Research and development ...................         5,256,900         7,906,900          1,192,000(c)         14,355,800
General and administrative .................         3,375,500         2,395,900                                5,771,400
Other operating expense ....................           118,400                --                                  118,400
                                                 -------------      ------------          ---------         -------------
    Total operating expense ................         8,750,800        10,302,800          1,192,000            20,245,600
                                                 -------------      ------------          ---------         -------------
Operating loss .............................        (7,558,700)       (7,797,300)        (1,192,000)          (16,548,000)
                                                 -------------      ------------         ----------         -------------
Other non-operating income
 (expense), net ............................        (5,549,300)        1,232,900                               (4,316,400)
                                                 -------------      ------------       ------------         -------------
Net loss ...................................     $ (13,108,000)     $ (6,564,400)      $ (1,192,000)        $ (20,864,400)
                                                 =============      ============       ============         =============
Basic and diluted net loss per
 common share ..............................     $       (0.52)     $      (0.74)                           $       (0.53)
                                                 =============      ============       ============         =============
Shares used in computing basic and
 diluted net loss per common share .........        25,139,900         8,897,800                               39,150,900(f)
                                                 =============      ============       ============         =============

         See notes to Condensed Combined Pro Forma Financial Statements

            T CELL SCIENCES, INC. AND VIRUS RESEARCH INSTITUTE, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998


                                                                                                           Pro Forma
                                                                                                            Combined
                                                                                       Pro Forma         Reflecting the
                                                    T Cell             VRI            Adjustments            Merger
                                               ---------------   ---------------   ----------------   -------------------
Operating Revenue:
Product development, research,
 licensing and option revenue ..............    $    333,600      $     51,100                          $     384,700
Product sales ..............................          27,400                --                                 27,400
                                                ------------      ------------                          -------------
    Total operating revenue ................         361,000            51,100                                412,100
                                                ------------      ------------                          -------------
Operating Expense:
Research and development ...................       1,108,800         1,929,400          298,000(c)          3,336,200
General and administrative .................         735,700           680,100                              1,415,800
Other operating expense ....................          31,100                --                                 31,100
                                                ------------      ------------          -------         -------------
    Total operating expense ................       1,875,600         2,609,500          298,000             4,783,100
                                                ------------      ------------         --------         -------------
Operating loss .............................      (1,514,600)       (2,558,400)        (298,000)           (4,371,000)
                                                ------------      ------------         --------         -------------
Other non-operating income, net ............          99,100           250,800                                349,900
                                                ------------      ------------       ----------         -------------
Net loss ...................................    $ (1,415,500)     $ (2,307,600)      $ (298,000)        $  (4,021,100)
                                                ============      ============       ==========         =============
Basic and diluted net loss per
 common share ..............................    $      (0.05)     $      (0.26)                         $       (0.10)
                                                ============      ============                          =============
Shares used in computing basic and
 diluted net loss per common share .........      26,774,000         8,942,700                             40,785,000(f)
                                                ============      ============                          =============

         See notes to Condensed Combined Pro Forma Financial Statements

           T CELL SCIENCES, INC. AND VIRUS RESEARCH INSTITUTE, INC.
                    NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS


1. Basis of Presentation

  The pro forma information presented is theoretical in nature and not necessarily indicative of the future consolidated results of operations of the combined companies or the consolidated results of operations which would have resulted had the Merger taken place during the periods presented. The Unaudited Pro Forma Condensed Combined Statements reflect the effects of the Merger. The unaudited pro forma condensed combined balance sheet assumes that the Merger and related events occurred as of March 31, 1998. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 1997 and for three months ended March 31, 1998 assume that Merger and related events occurred as of January 1, 1997 and January 1, 1998, respectively.

2. Pro Forma Condensed Combined Financial Statement Adjustments

  (a) The purchase price for the Merger was determined as follows:


    T Cell Common Stock issued to VRI stockholders ...........    $51,593,200
    T Cell Warrants issued to VRI stockholders ...............      4,971,600
    Conversion of VRI Stock Options and VRI Warrants .........      4,109,000
    Direct acquisition costs .................................      2,665,000
                                                                  -----------
    Total estimated purchase price ...........................    $63,338,800
                                                                  ===========

  (b) The actual allocation of the purchase price will be based on the estimated fair values of the net assets of VRI at the consummation of the Merger. For the purposes of the pro forma condensed combined financial statements, such allocation has been estimated as follows:


    Net assets of VRI at March 31, 1998 ..................    $17,149,100
    In-process technology ................................     44,629,700
    Assembled workforce ..................................        460,000
    Product base and collaborative relationships .........      1,100,000
                                                              -----------
    Total estimated purchase price .......................    $63,338,800
                                                              ===========

  (c) Amortization of the product base and collaborative relationships and the assembled workforce will be over the estimated useful life of one year and five years, respectively.

  (d) Elimination of VRI stockholders' equity amounts.

  (e) Management estimates that approximately $44.6 million of the purchase price represents purchased in-process technology that has not yet reached technological feasibility and has no alternative future use. This amount will be expensed as a non-recurring charge upon consummation of the Merger. This amount has been reflected as a reduction to stockholders' equity and has not been included in the pro forma condensed combined statements of operations due to its non-recurring nature. A valuation of the intangible assets acquired is currently being conducted by an independent third party and is expected to be completed by the closing of the Merger.

     The value assigned to purchased in-process technology was determined by identifying research projects in areas for which technological feasibility has not been established. Due to the early stage nature of VRI's operations and research and development, such research projects represent substantially all of VRI's activities. The value was determined by estimating the costs to develop the purchased in-process technology into commercially viable products; estimating the resulting net cash flows from such projects; and discounting the net cash flows back to their present value.

     The efforts to develop the purchased in-process technology into commercially viable products generally include the identification of appropriate collaborative partners and financing, the completion of both pre-clinical and clinical trials as well as the obtaining of regulatory approval. Additional discussion of the nature of commercial product development is included under Risk Factors.

  (f) The shares used in computing the unaudited pro forma combined net loss per share for the year ended December 31, 1997 and for the three months ended March 31, 1998 are based upon the historical weighted average common shares outstanding adjusted to reflect the issue, as of January 1, 1997 and January 1, 1998, respectively, of approximately 14.0 million shares of T Cell Common Stock.

                             DESCRIPTION OF T CELL


General
     T Cell is a biopharmaceutical company that uses novel applications of immunology to prevent and treat cardiovascular, pulmonary and immune disorders. T Cell's technology platforms are based on its understanding of the ways in which the body triggers its natural defense mechanisms. T Cell's product development efforts are focused on three therapeutic programs. The most advanced program, which includes clinical trials with T Cell's lead product TP10, focuses on compounds that inhibit the inappropriate activation of the complement cascade in a variety of acute and persistent diseases. Second, T Cell is engaged in the discovery and development of T cell activation regulators for the prevention of transplant rejection and treatment of autoimmune disorders. T Cell's third program focuses on the development of a therapeutic vaccine for the management of atherosclerosis, one of the leading causes of death worldwide.

     The executive offices of T Cell are located at 119 Fourth Avenue, Needham, Massachusetts 02494, and T Cell's telephone number is (781) 433-0771.


Therapeutic Drug Discovery Programs
     Complement Inhibition. T Cell's lead therapeutic program is focused on developing compounds that inhibit a part of the immune system called the complement system. The complement system is a series of proteins that are important initiators of the body's acute inflammatory response against disease, infection and injury. Excessive complement activation also plays a role in certain persistent inflammatory conditions. When complement is activated, it helps to identify and eliminate infectious pathogens and damaged tissue. In certain situations, however, excessive complement activation may destroy viable and healthy tissue and tissue which, though damaged, might recover. This excessive response compounds the effects of the initial injury or introduces unwanted tissue destruction in clinical situations such as organ transplants, cardiovascular surgeries and treatment for heart attacks. Many independent, published studies have reported that T Cell's lead compound, TP10, a soluble form of naturally occurring Complement Receptor 1, effectively inhibits the activation of the complement cascade in animal models. T Cell believes that regulation of the complement system could have therapeutic and prophylactic applications in several acute and chronic conditions, including reperfusion injury from surgery or ischemic disease, organ transplant, multiple sclerosis, Alzheimer's disease, rheumatoid arthritis, myasthenia gravis and adult respiratory distress syndrome ("ARDS"). In the United States, several million people are afflicted with these complement-mediated conditions.

     T Cell started the complement program in 1988. From 1989 through 1994, TP10 was under development in a joint program with SmithKline and Yamanouchi Pharmaceutical Co. ("Yamanouchi"). During 1994, T Cell and SmithKline negotiated various amendments to the agreement and, in February 1995, the two companies agreed to a mutual termination by which T Cell regained all rights to the program except for co-marketing rights in Japan, which are retained by SmithKline and Yamanouchi.

     Under T Cell's direction, in 1995 the first Phase I clinical trial of TP10 in 24 patients at risk for ARDS was completed. Results of this trial were presented in October 1995 at The American College of Chest Physicians meeting. A second Phase I safety trial for reperfusion injury was completed in December 1995 in 25 patients with first-time myocardial infarctions. This study was presented at the American Heart Association's Joint Conference on Thrombosis, Arteriosclerosis and Vascular Biology in February 1996. In each trial, TP10 demonstrated excellent safety and pharmacokinetic profiles, had a terminal phase half-life of at least 72 hours and was able to inhibit complement activity in a dose-dependent manner.

     Based on these favorable results, in January 1996, T Cell initiated a Phase IIa trial in patients with established ARDS. This trial was an open-label, single-dose feasibility trial to determine the potential for efficacy of TP10 in reducing neutrophil accumulation in the lungs and improved clinical outcome of patients with ARDS. During the second half of 1996, T Cell initiated a series of steps, including broadening enrollment criteria, to modify this trial to improve the rate of patient accrual. In December 1997, T Cell completed this Phase IIa trial after it had enrolled nine patients with ARDS arising from a number of different medical conditions. The trial results showed that patients receiving TP10 tended towards improved respiratory performance and improved blood oxygenation. Because the trial included few patients and no placebo control was used, no definitive claims about efficacy could be made.

     In August 1996, T Cell also began enrollment in a Phase I/II clinical trial in patients undergoing lung transplantation. A goal of the trial was to determine the ability of TP10 to reduce reperfusion injury and improve lung function in patients with end-stage pulmonary disease who were undergoing lung transplant surgery. This study was a randomized, placebo-controlled, double-blind trial consisting of single dosages of 10 mg/kg of TP10 as an intravenous infusion over 30 minutes. The trial was conducted at multiple centers in North America and included a total of 59 patients. In May 1997, T Cell announced the completion of patient accrual. In October 1997, T Cell presented positive preliminary results from the efficacy portion of the trial. In April 1998, T Cell presented final trial results at the International Society of Heart and Lung Transplantation conference. The final results showed that TP10 therapy appeared safe and well tolerated and demonstrated significant efficacy. Treated patients undergoing cardiopulmonary by-pass as part of the transplantation procedure showed significantly decreased intubation time and time on ventilation and a trend toward reduced time in the intensive care unit.


     In October 1997, T Cell announced it had entered into a collaborative agreement with Novartis Pharma AG, Basel, Switzerland ("Novartis") relating to the development of TP10 for use in xenotransplantation (animal organs into humans) and allotransplantation (human to human organ transplantation). Under the agreement, T Cell will receive annual option fees and supplies of TP10 for clinical trials, the combination of which is valued at up to approximately $5 million, in return for granting Novartis a two-year option to license TP10 with exclusive worldwide (except Japan) marketing rights. Should Novartis exercise its option to license TP10 and continue development, T Cell will receive an equity investment, licensing fees and milestone payments based upon attainment of certain development and regulatory goals, which has an approximate aggregate value of up to $25 million. T Cell may also receive funding for research as well as royalty payments on eventual product sales.

     In addition to TP10, T Cell has identified other product candidates to inhibit activation of the complement system. The lead candidate under research evaluation is a form of sCR1, (TP10), which has been modified by the addition of sLex carbohydrate side chains ("sCRlsLex"). sLex is a carbohydrate which mediates binding of neutrophils to selectin proteins, which appear on the surface of activated endothelial cells as an early inflammatory event. Selectin-mediated binding of neutrophils to activated endothelial cells is a critical event in inflammation. The sCR1sLex molecule has demonstrated increased functional benefits in in vitro and early in vivo experiments. During 1996, T Cell confirmed the presence of the desired carbohydrate structures and their function in in vivo experiments and confirmed the presence of both anti-complement and selectin-binding functions in in vitro experiments. During 1997, T Cell produced additional sCR1sLex material and began preclinical studies in disease-relevant animal models. In November 1997, T Cell received a notice of allowance of claims from the U.S. Patent and Trademark Office for a patent covering sCR1sLex.

     sCR1sLex may create new and expanded opportunities for T Cell in complement and selectin-dependent indications such as stroke and myocardial infarction. T Cell believes that sCR1sLex has the ability to target the complement-inhibiting activity of sCR1 to the site of inflammation and, at the same time, inhibit the leukocyte/ endothelial cell adhesion process.

     Small Molecule Immunoregulators. As a direct result of over thirteen years of experience working with T cells and building on T Cell's evaluation capabilities in molecular and cellular immunology and small-animal immunology models, T Cell has developed a proprietary screening platform to identify small molecule compounds which may regulate T cell activation. These whole cell screens are based on signal transduction and gene regulation directed to cytokine gene targets. T cell activation plays an important role in solid organ transplant rejection as well as in certain autoimmune diseases. T Cell is seeking to develop an alternative treatment to existing immunosuppressants such as Cyclosporin and FK506 which, due to their toxicity, have limited application. T Cell's basic approach is to combine the biological skills and proprietary screens it has developed with the small molecule libraries created by other biotechnology companies.

     In March 1996, T Cell announced the first of a series of collaboration agreements designed to utilize T Cell's proprietary T cell screening and functional assay technology platform to identify small molecule immunoregulatory therapeutic compounds. T Cell entered into a strategic alliance with ArQule, Inc., which provides access to ArQule's proprietary non-peptidic small molecule arrays. T Cell also signed a collaborative agreement with MYCOsearch, Inc., (which was subsequently acquired by OSI Pharmaceuticals, Inc.) which enables T Cell to screen that company's natural products libraries. In December 1997, T Cell completed its initial screening program with OSI Pharmaceuticals, Inc. and agreed to study a series of lead compounds for further development. In October 1997, T Cell entered into a strategic alliance with Repligen, Inc. ("Repligen"), which provides access to Repligen's proprietary, combinatorial chemical library. Under each of these agreements, T Cell and its partners will share rights to compounds identified using T Cell's screens. As of March 1998, T Cell has identified a number of immunostimulator and immunosuppressor compounds from its screening activities. Further research directed to pinpointing the mechanisms of activity, optimizing potency, and testing in animals is underway.

     CETP Vaccine. T Cell is developing a therapeutic vaccine against endogenous cholesteryl ester transfer protein which may be useful in reducing risk factors for atherosclerosis. CETP is a key intermediary in the balance of high-density lipoprotein ("HDL") and low-density lipoprotein ("LDL"). T Cell is developing a vaccine to stimulate an immune response against CETP which it believes may improve the ratio of HDL to LDL cholesterol and reduce the progression of atherosclerosis. T Cell has conducted preliminary studies of rabbits which had been administered the CETP vaccine and fed a high-cholesterol, high-fat diet. In these studies, vaccine-treated rabbits exhibited reduced lesions in their blood vessels compared to a control group of untreated rabbits which developed significant blood vessel lesions. These studies have demonstrated, in animal models, T Cell's ability to break immune tolerance, produce autoreactive antibodies to CETP and reduce the development of blood vessel lesions.

     Atherosclerosis is one of the leading causes of morbidity and mortality in the United States and most of the Western world. Current pharmacologic treatments require daily administration and can result in high costs and poor patient compliance. A vaccine directed at lowering CETP activity, such as the one being developed by T Cell, may offer several advantages over conventional approaches, including requiring less frequent dosing, lower costs, reduced side effects, and improved patient compliance.

     In September 1996, the National Institutes of Health (the "NIH") awarded T Cell a $100,000, Phase I Small Business Innovation Research ("SBIR") grant for the development of a novel transgenic rat atherosclerosis model, affording better comparison to human atherosclerosis. In February 1997, the NIH awarded T Cell a second $100,000 Phase I SBIR grant to develop a novel plasmid-based vaccine to prevent or treat atherosclerosis. In September 1997, T Cell was awarded a $678,000 Phase II SBIR grant from the NIH which provides funding over a two year period for the continued development of the novel transgenic rat model of atherosclerosis. In January 1998, T Cell received a $96,000 Phase I SBIR grant from the NIH for the development of a novel peptide vaccine to prevent or treat atherosclerosis.

     T Cell Antigen Receptor. In early 1992, T Cell entered into a joint development program with Astra AB ("Astra") to develop products resulting from T Cell's proprietary TCAR technology, which utilizes T Cell antigen receptor for selectively targeting T cells involved in autoimmune diseases such as multiple sclerosis and rheumatoid arthritis. The original agreement was modified in December 1993 with Astra assuming all responsibility for the development of the lead antibody products and T Cell retaining leadership of the first peptide product candidate. Under the original and modified agreements, T Cell received funding support of approximately $15 million in the early years with the potential of up to $17 million of additional funding based on clinical progress. By the end of 1995, T Cell had received substantially all of the original funding payments.

     In December 1996, T Cell amended its agreement with Astra to transfer certain of its rights to the TCAR technology, including two therapeutic products, ATM027 and ATP012, to Astra, which is solely responsible for further clinical development and commercialization. Under the amended agreement, T Cell could receive royalties from product sales, as well as milestone payments which may total up to $4 million as certain clinical milestones are achieved.

     In June 1997, T Cell announced that it received a milestone payment from Astra as one of the products derived from T Cell's TCAR program entered clinical trials for the treatment of multiple sclerosis. In February 1998, Astra announced that Phase I data has shown an effect on the target cells and that there have been no serious adverse effects in the study to date. Astra also announced that it is scheduling Phase II studies to begin later in 1998.


Diagnostic Business
     In March 1996, T Cell realigned certain of its operations and sold the operations and research product line of its wholly owned subsidiary, T Cell Diagnostics, Inc. ("TCD") to Endogen, Inc. ("Endogen") for $3.0 million, while retaining T Cell's TRAx7 diagnostic product franchise. T Cell received a five year convertible subordinated note for $2.0 million combined with approximately $1.0 million used to repay obligations under T Cell's operating lease. T Cell recognized a gain on this transaction of $0.3 million. On February 10, 1997, T Cell received approximately $1.8 million following the conversion of the remaining balance of the Endogen note into shares of Endogen common stock, which were subsequently sold.

     T Cell retained all rights to the TRAx[RegTM] product franchise and has agreed to source the manufacture of TRAx[RegTM] kits from Endogen in a separate supply contract. TCD signed a sales and distribution contract for the United States market with Diamedix Corporation ("Diamedix") in December 1995. Diamedix is a wholly owned subsidiary of Ivax Corporation with a history of selling enzyme immunoassays in the in vitro diagnostics market. The contract covers the TRAx[RegTM] microtiter plate format products. T Cell has deferred filing a 510(K) application with the FDA for clearance to market TRAx[RegTM] CD8 in the United States while it focuses on establishing a partnership for the TRAx[RegTM] technology.


Patents and Proprietary Rights
     The successful development and marketing of products by T Cell will depend in part on its ability to create and maintain intellectual property, including patent rights. T Cell has established a proprietary patent position in the areas of complement inhibitor molecules and diagnostic technologies, and is the owner or exclusive licensee of numerous patents and pending applications around the world, including 11 U.S. patents. Although T Cell continues to pursue patent protection for its products, no assurance can be given that any pending application will issue as a patent, that any issued patent will have a scope which will be of commercial benefit or that T Cell will be able to successfully enforce its patent position against competitors.

     In the area of complement molecules, T Cell has an exclusive license to patent rights, which it co-owns with The Johns Hopkins University and Brigham & Women's Hospital, covering CR1 inventions. These rights are based in part on the work of Dr. Douglas Fearon and include U.S. patents which claim the nucleic acid sequences of recombinant CR1, sCR1 and active fragments, and pharmaceutical uses of CR1. T Cell also owns or has rights to a number of other patent applications relating to CR1, sCR1sLex and other complement inhibitor molecules. In November 1997, T Cell received a notice of allowance of claims from the U.S. Patent and Trademark Office for a patent application covering sCR1sLex.

     In April 1996, T Cell announced that it had licensed portions of its patent and technology rights regarding CR1 to CytoTherapeutics, Inc. ("CytoTherapeutics") for use in protecting CytoTherapeutics' proprietary cell-based products for the delivery of therapeutic substances to the central nervous system.

     In December 1996, T Cell amended its agreement with Astra to transfer certain of its patent rights and licenses to the TCAR technology to Astra. This transfer includes patent applications which have resulted to date in U.S. patents covering the DNA, protein, protein fragments and antibodies relating to the Alpha TCAR and the DNA, full-length proteins and antibodies relating to Beta TCAR, and two European patents covering Beta TCAR inventions. In addition, T Cell has transferred recent filings on new T cell antigen receptor inventions resulting from the partnership with Astra.

     In the area of diagnostics, T Cell is the owner of several patents relating to TRAx[RegTM] CD4 and CD8 and other applications of the TRAx[RegTM] product technologies. The first U.S. patent covering the TRAx[RegTM] CD4 and CD8 products issued on June 11, 1996. In February 1998, T Cell received a notice of allowance of claims for the U.S. Patent and Trademark Office for a patent application covering the TRAx[RegTM] Test Kit.

     T Cell is aware that others, including universities and companies, have filed patent applications and have been granted patents in the United States and other countries which claim subject matter potentially useful or necessary to the commercialization of T Cell's products. The ultimate scope and validity of existing or future patents which have or may be granted to third parties, and the availability and cost of acquiring rights to those patents which are necessary to the manufacture, use or sale of T Cell's products presently cannot be determined by T Cell.

     Trade secrets and confidential know-how are important to T Cell's scientific and commercial successes. Although T Cell takes measures to protect its proprietary information, there can be no assurance that others will not either develop independently or obtain access to this information.

                              DESCRIPTION OF VRI


General
     VRI is engaged in the discovery and development of (i) systems for the delivery of vaccines and immunotherapeutics and (ii) improved and novel vaccines for adults and children. VRI is developing a portfolio of proprietary vaccine and immunotherapeutic delivery systems designed to improve the efficacy, lower the cost of administration and improve patient compliance for a variety of vaccine and immunotherapeutic products. As part of VRI's strategy to bring its vaccine and immunotherapeutic delivery technologies to market, VRI collaborates with corporate partners that offer substantial market presence, unique antigens and/or complementary technologies. VRI and its collaborators currently are applying VRI's vaccine delivery systems to develop vaccines for the prevention of influenza, Lyme disease, RSV and H. pylori infections. VRI has entered into agreements with PMC, PM-O and CSL Ltd., Australia ("CSL") pursuant to which these companies may utilize VRI's vaccine delivery systems in developing a number of vaccines. During 1997, VRI entered into a collaboration with SmithKline for the development and commercialization of VRI's proprietary oral rotavirus vaccine. Rotavirus infection causes acute diarrhea and dehydration in infants. VRI is also developing its own proprietary vaccines utilizing antigens licensed exclusively by VRI, including a vaccine for HSV2, the virus that causes genital herpes. In addition, VRI is engaged in the research and development of Therapore, a novel system for the delivery of immunotherapeutics for persistent viral infections and certain cancers.

     While vaccines have proven to be safe and effective for the prevention of certain infectious diseases, VRI believes that there is significant potential for improvement, including: enhancement of the immune response; reduction in the number of doses required for an effective immune response; increase in the percentage of the population responding to certain vaccines; delivery of vaccines through methods other than by injection; and stimulation of a mucosal immune response. To address these shortcomings, VRI is developing vaccine delivery systems that may lead to more effective and less costly vaccines, increased patient compliance and the introduction of new vaccines.

     VRI's strategy is to utilize its expertise in the design and application of vaccine delivery systems to develop products for diseases that have significant and growing market potential. VRI is developing three vaccine delivery systems. The AdjumerTM delivery system utilizes PCPP as an adjuvant for use with a variety of antigens administered by injection. VRI believes that Adjumer(TM)-formulated vaccines will be capable of producing an enhanced and longer-lived immune response with fewer injections. In preclinical studies, AdjumerTM-formulated vaccines elicited an immune response that was greater than either vaccines formulated with alum, the only approved adjuvant for commercial use in humans, or non-adjuvanted vaccines. The MicromerTM delivery system utilizes a mixture of PCPP and antigens for the intranasal and oral delivery of vaccines. Mucosal vaccine delivery has potential advantages over conventional delivery by injection, including ease of administration and the generation of immunity at the mucosal surfaces, where most infectious organisms enter the body, as well as the generation of systemic (blood and other organs) immunity. The VibrioVec(TM) vaccine delivery system utilizes a recombinant bacterial vector for the oral delivery of antigens to the gastrointestinal tract. VRI believes that VibrioVec(TM)-delivered vaccines may be capable of inducing both a systemic and a mucosal immune response.

     VRI is developing Therapore for the treatment and prevention of certain persistent viral infections and cancers. Preclinical research studies indicate that Therapore is distinguished from other systems by its ability to deliver proteins and peptides with high efficiency. In animal studies, Therapore transports these therapeutic polypeptides into the cell where normal cellular processes induce potent cell-mediated immune responses. VRI believes that Therapore delivered antigens will be capable of producing an enhanced cell-mediated response with fewer injections than other products currently under development by competitors of VRI.


Vaccine Overview
     The Vaccine Market. Vaccines have long been recognized as a safe and cost-effective method for preventing infection caused by certain bacteria and viruses. The Centers for Disease Control and Prevention (the "CDC") have estimated that every dollar spent on vaccination saves $16 in healthcare costs. There are currently 16 vaccines in routine use in the United States against such life-threatening infectious organisms as tetanus, diphtheria, poliovirus, hepatitis A virus, hepatitis B virus, Haemophilus influenzae B, measles, mumps and rubella. From 1990 to 1996, annual worldwide vaccine sales increased from $1.6 billion to $4.0 billion, a compound annual growth rate of approximately 16.5%. VRI believes that this growth rate may accelerate as a result of advances in vaccine technologies and formulations that address the shortcomings of existing vaccines. Areas of potential improvement include enhancement of immune responses, which could lead to a reduction in the number of doses required for effective protection as well as effective immunization in a higher percentage of the population, and delivery of vaccines through methods other than injection. The vaccine market is expected to expand due to the introduction of new vaccines utilizing purified antigens, produced as a result of advances in molecular biology. VRI also believes that the growing awareness and incidence of certain infectious diseases, such as H. pylori, hepatitis C virus, HIV1 and HSV2 infection, together with the availability of new vaccines, could further expand the vaccine market.

     The Immune System and Vaccines. The function of the human immune system is to respond to pathogens, including infectious bacteria and viruses, that enter the body. However, a pathogen may establish an infection and cause disease before it is eliminated by an immune response. Antibodies are produced as part of the immune response to antigens, which are components of the pathogen. These antibodies can continue to circulate in the human body for many years, providing continued protection against reinfection by the same pathogen.

     Protective antibodies can be produced in both the systemic and mucosal branches of the immune system. The systemic immune system produces IgG antibodies to protect against infection occurring in blood and deep tissue. The mucosal immune system produces IgA antibodies that protect against infection occurring in the mucosal layer lining the digestive, respiratory and genitourinary tracts. Mucosal immunity may act as a first line of defense, by attacking pathogens at the point of entry into the body, prior to systemic penetration, as well as by targeting certain pathogens such as H. pylori, influenza and rotavirus that propagate exclusively at the mucosal layer.

     Vaccines are a pre-emptive means of generating a protective antibody response. A vaccine consists of either a weakened pathogen or pathogen-specific, non-replicating antigens which are deliberately administered to induce the production of antibodies. When weakened pathogens are used as a vaccine, they replicate in the body, extending presentation to the immune system and inducing the production of antibodies without causing the underlying disease. When non-replicating antigens are used as a vaccine, they must be delivered in sufficient quantity and remain in the body long enough to generate an effective antibody response. To achieve this goal, many vaccines require multiple administrations. Of the 16 vaccines currently in routine use, 14 are delivered by injection and stimulate only systemic immunity. Only polio and typhoid vaccines can be administered orally and induce both a mucosal and a systemic immune response. Both of these vaccines are live, weakened pathogens that localize in the intestines and do not require a separate vaccine delivery system.

     Adjuvants. The antigens contained in many injectable vaccines will not produce an immune response sufficient to confer protection against infection and require the use of an adjuvant to sustain the presentation of the antigens to the human immune system. Alum (aluminum hydroxide) is the only adjuvant currently approved by the FDA for commercial use in humans. While alum has gained widespread use, it does not sufficiently enhance the immune response to permit administration of many existing injected vaccines in a single dose. In the case of certain vaccines, such as influenza, alum is ineffective as an adjuvant.

     VRI believes that alum may not prove to be sufficiently effective for use with a number of the new purified recombinant antigens being developed. Further, alum cannot be used for mucosal delivery of vaccines. Accordingly, VRI believes that there is a significant need for a new adjuvant that is safe, works with a wide variety of antigens, induces a protective immune response with only one or two injections. These attributes could result in certain benefits, including cost savings and improved patient compliance.

VRI Vaccine and Immunotherapeutic Delivery Systems
     VRI is developing a portfolio of proprietary vaccine delivery systems designed to improve the efficacy of existing vaccines, and permit the development of new vaccines and immunotherapeutics for the prevention and/or treatment of infectious diseases and certain cancers. The following table summarizes VRI's three main vaccine delivery systems and Therapore:



   DELIVERY                                  DELIVERY               POTENTIAL
    SYSTEM           COMPOSITION              METHOD               BENEFITS(1)           STATUS(1)
--------------   -------------------   --------------------   --------------------   ----------------
 Adjumer(TM)     Water Soluble         Injectable             Enhanced               Phase II
                 Polymer                                      systemic immune        influenza
                                                              response; fewer        conducted;
                                                              injections             analysis of
                                                                                     results ongoing
-----------------------------------------------------------------------------------------------------
 Micromer(TM)    Polymer               Intranasal or oral     Systemic and           Phase I
                 Microparticles                               mucosal immune         influenza
                                                              responses; no          planned for
                                                              injection              second half of
                                                                                     1998
-----------------------------------------------------------------------------------------------------
 VibrioVec(TM)   Genetically           Oral                   Systemic and           Phase II
                 Engineered                                   mucosal immune         completed for
                 Bacterial Vector                             responses;             delivery system
                                                              targeted delivery;     only
                                                              no injection;
                                                              single dose
-----------------------------------------------------------------------------------------------------
 Therapore       Genetically           Injectable             Enhanced cell-         Preclinical
                 Engineered                                   mediated               research
                 Bacterial Protein                            immunity
                 Vector
-----------------------------------------------------------------------------------------------------


------------
(1) The summary information included in the above table is qualified in its entirety by the detailed discussion of each of the vaccine and immunotherapeutic delivery systems that follows and which appears under "Product Development Programs" below.

     Adjumer(TM). VRI is developing Adjumer(TM), a proprietary vaccine delivery system as an adjuvant to enhance the immune response to injected vaccines. The water soluble nature of PCPP facilitates a simple aqueous-based manufacturing process for vaccines, thereby preserving the integrity of the antigen.

     In preclinical studies conducted by VRI, Adjumer(TM) demonstrated sustained presentation of influenza, hepatitis B, HSV2, HIV1 and tetanus antigens to the immune system. In those preclinical studies, single intramuscular injections of Adjumer(TM)-formulated vaccines elicited a higher immune response than both alum- formulated vaccines and non-adjuvanted vaccines as measured by resulting IgG antibody levels. In additional preclinical studies, an Adjumer(TM)-formulated influenza vaccine using lower antigen doses sustained higher antibody levels over a longer time period than both alum-formulated vaccines and non-adjuvanted vaccines. In certain other preclinical studies Adjumer(TM)-formulated vaccines produced an effective immune response in a higher percentage of animals than in animals receiving existing vaccine formulations. Furthermore, in these studies, as well as tests conducted using Adjumer(TM) alone, VRI observed no material adverse reactions when Adjumer(TM) was administered at effective levels.

     Based on these preclinical results, VRI believes that an Adjumer(TM)-formulated vaccine may provide a number of benefits over existing injected vaccines. These benefits include reducing the number of doses required for an effective immune response, thereby improving compliance; providing cost savings as a result of the reduction in the number of doses and the amount of antigen required; and increasing the time period over which immune protection can be sustained. In addition, based on the results of these preclinical studies, VRI believes that an Adjumer(TM)-formulated vaccine may be able to induce an immune response in a number of subjects who would not otherwise respond to existing vaccines. The first human clinical trials of a vaccine using Adjumer(TM) as a delivery system commenced in 1996. See "--Product Development Programs."

     Micromer(TM). VRI is conducting ongoing research on Micromer(TM), a proprietary vaccine delivery system designed to facilitate the mucosal (intranasal or oral) delivery of antigens and stimulate both the systemic and mucosal branches of the immune system. The focus of VRI's current efforts are on intranasal delivery.

     In preclinical studies conducted by VRI, several Micromer(TM)-formulated antigens delivered intranasally elicited both a mucosal ("IgA") immune response and a systemic ("IgG") immune response. IgA antibodies were detected at all mucosal sites, and the level of IgG antibodies was comparable to the level obtained through Adjumer(TM)-formulated injections of the same antigen. A Micromer(TM)-formulated influenza vaccine required only a single, intranasal dose to provide an immune response sufficient to protect the animals against subsequent infection by the influenza virus. In addition to conducting further research on the Micromer(TM)-formulated influenza vaccine, VRI has commenced research on additional Micromer(TM)-formulated vaccines.

     VibrioVec(TM). VRI is developing VibrioVec(TM), a proprietary vaccine delivery system that uses a bacterial vector for the oral delivery of antigens. This vector is a live attenuated Vibrio cholerae that has been genetically altered to make it non-virulent, incapable of reacquiring virulence and capable of delivering selected antigens.

     In preclinical studies conducted by VRI, single, oral doses of VibrioVec(TM) engineered to express genes encoding antigens from selected bacteria have generated systemic and mucosal immune responses that protected against infection from the virulent organism. In addition, in 1995 VRI completed Phase II human clinical studies involving more than 100 subjects administering VibrioVec(TM) as a potential cholera vaccine. The subjects in this study showed no clinically significant vaccine-related side effects. Separate clinical trials will be needed to test each antigen proposed to be delivered by VibrioVec(TM).


     Based on its preclinical studies, VRI believes that VibrioVec(TM) may be an effective oral system for the delivery of antigens to the gastrointestinal tract where VibrioVec(TM) will grow and express the antigens. VRI is currently inserting the genes which encode certain H. pylori antigens into VibrioVec(TM).


     Therapore. In 1997, VRI received an exclusive worldwide license from Harvard College to Therapore, which VRI believes to be the core of a novel technology for the development of immunotherapeutics. VRI is evaluating the system in therapies to treat and prevent persistent viral infections and certain cancers.


     Therapore is composed of two bacterial proteins that in in vitro tests have delivered peptides or proteins into human cells to utilize normal cellular processes to induce potent cell-mediated immune responses. These responses include the generation of long-lived cytotoxic T-lymphocytes ("CTL") and alterations in the amounts of cellular cytokines produced. Both responses are considered necessary for the effective treatment of persistent viral infections and the resolution of certain cancers. Potential products utilizing Therapore technology could include peptides or proteins from viruses such as Hepatitis B, Hepatitis C and HIV, all of which cause persistent infections, and from a range of cancers, including breast, colon, lung, melanoma and prostate. Each of these indications represents a large market with a need for safe and effective treatments.


     Early stage preclinical research studies indicate that Therapore may be distinguished from other delivery systems. VRI believes that the therapeutic and preventative potential of Therapore is significant for two reasons: (i) the targeting of Therapore is highly efficient, such that in in vitro tests potent cell-mediated immune responses have been induced by the delivery of minute quantities of Therapore constructs; and (ii) Therapore has the potential to deliver large peptides and proteins for processing by normal cellular mechanisms, which may permit broad immune coverage in humans. As a result of these characteristics, VRI believes that Therapore-delivered antigens will be capable of producing an enhanced cell-mediated response with fewer injections than other products currently under development by VRI's competitors.


Strategy
     VRI's strategy is to utilize its expertise to design and develop vaccine and immunotherapeutic products that have significant and growing market potential; to establish commercial alliances that permit funding of clinical development and rapid commercialization; and to retain rights to certain important market opportunities.

     Develop Novel Vaccine and Immunotherapeutic Delivery Systems. VRI is developing a portfolio of vaccine and immunotherapeutic delivery systems to address shortcomings in currently available delivery methods, as well as to provide new methods of vaccine and immunotherapeutic product delivery. VRI's vaccine delivery systems, which are based on a novel polymer and on bacterial vectors, have the potential to improve existing injectable vaccines and to permit intranasal and oral delivery of vaccines. These systems may be applicable to most of the vaccines in routine use and may enable the introduction of new vaccines to prevent bacterial or viral diseases for which there is currently no adequate treatment or prevention. VRI intends to pursue the broad application of its current vaccine and immunotherapeutic delivery systems, as well as to continue to invest in the development of new vaccine and immunotherapeutic delivery technologies.

     Develop Proprietary Vaccines. VRI is currently developing several proprietary vaccines believed to have significant commercial promise. VRI is continuing to seek licenses for suitable antigens to be used to develop vaccines with a significant market potential. VRI believes that the development of its own proprietary vaccines complements its development of novel vaccine and immunotherapeutic delivery systems and that its ability to combine its vaccine and immunotherapeutic delivery technology with its own proprietary antigens may lead to the introduction of new vaccines and immunotherapeutic products with significant competitive advantage.

     Develop Immunotherapeutic Products. VRI is developing Therapore, a proprietary technology that uses a bacterial protein system for the injectable delivery of proteins and peptides to generate potent cell-mediated immune responses. Based on preclinical research, including animal studies conducted to date, VRI believes that Therapore will be able to deliver both peptide and protein antigens into human cells, which may lead to the development of potent cell-mediated immune responses. VRI believes Therapore will be a core technology in the development of novel immunotherapeutic products and that the development of these products complements its development of novel vaccine delivery systems and proprietary vaccines. VRI intends to pursue the broad application of Therapore across the field of persistent viral infections and certain cancers.

     Establish Collaborations for Product Development and
Commercialization. VRI has entered into and intends to seek additional collaborative agreements with established vaccine and pharmaceutical companies to develop vaccines and immunotherapeutic products utilizing VRI's delivery systems and its collaborators' antigens. By entering into these collaborations, VRI believes it will benefit from the antigen development work already performed by its collaborators and from access to their extensive clinical testing capabilities, wide distribution and marketing infrastructure and market presence. This strategy may permit VRI to take advantage of the expertise of its collaborators and thereby expedite commercialization of products incorporating VRI's technologies.

     With respect to the proprietary vaccines and immunotherapeutics being developed, VRI generally intends to seek collaborators who will be responsible for completing the clinical testing and for the manufacturing and marketing of the product. VRI intends to develop such proprietary vaccines and immunotherapeutics to the point at which it believes it can establish commercially favorable collaborations. VRI believes that this strategy will allow the successful market introduction of products incorporating VRI's technologies without VRI incurring the substantial costs associated with Phase II and III clinical development.


Collaborative Agreements
     PMC. VRI is a party to two license agreements entered into in December 1994 and August 1995 with PMC relating to Adjumer(TM)- and Micromer(TM)-formulated vaccines, respectively, for the prevention of a variety of infectious diseases. Under the agreements, PMC has been granted the exclusive right to make, use and sell Adjumer(TM)- and Micromer(TM)-formulated vaccines for prevention of influenza, Lyme disease and diseases caused by meningococcus and the co-exclusive right (exclusive, except for the right of VRI or one other person licensed by VRI) to make, use and sell Adjumer(TM)- and Micromer(TM)-formulated vaccines directed against five other pathogens, including pneumococcus and RSV. The licenses to PMC apply to specified territories, including North and South America, Europe, Africa, Thailand and the countries of the former Soviet Union. VRI has retained rights to make, use, sell and license Adjumer(TM)- and Micromer(TM)-formulated vaccines against the subject infections in most of the Far East, including China and Japan, subject to certain geographical extension rights available to PMC.

     PMC made a $3.0 million equity investment in VRI in December 1994 upon the execution of the agreement relating to Adjumer(TM). In addition, in connection with this collaboration, in 1996 PMC made milestone payments of $4.5 million to VRI and an additional equity investment of $1.0 million in VRI. Contingent upon achieving certain milestones, PMC has agreed to pay VRI up to an additional
$6.2 million in connection with the development of Adjumer(TM)-formulated vaccines for influenza and Lyme disease. Contingent upon achieving certain milestones, PMC has also agreed to make payments, on a product by product basis with respect to the development of other Adjumer(TM)-and Micromer(TM)-formulated vaccines. PMC is required to fund all costs associated with the development and commercialization, including the costs of clinical trials, of any vaccines it elects to develop utilizing VRI's technology. In addition, VRI will be entitled to royalties based on net sales of any vaccine products developed and sold by PMC pursuant thereto.

     In connection with its agreement relating to Micromer(TM), PMC sponsored research at VRI into Micromer(TM)-formulated vaccines directed against influenza and parainfluenza virus ("PIV"). This arrangement, pursuant to which VRI received $2.5 million, covered a two-year period that ended in December 1997.

     Under the agreement relating to Adjumer(TM), VRI was required to use commercially reasonable efforts to establish a process capable of yielding quantities of clinical grade PCPP for use by PMC in clinical studies. VRI has satisfied this requirement. In addition, VRI has facilitated the production of commercial grade PCPP in a contractor's cGMP manufacturing facility according to agreed upon specifications. The PMC agreement, while reserving to PMC the right to manufacture PCPP, anticipates that VRI will supply PCPP under a cost-plus supply agreement.

     PM-O. VRI has a collaborative arrangement with PM-O for the use of VibrioVec(TM) to develop vaccines against H. pylori infections. The agreement grants to PM-O a worldwide license to use VibrioVec(TM) for the delivery of specific H. pylori antigens. A license issue fee as well as research support payments totaling $1.0 million has been paid to VRI under this agreement. The agreement also provides for future milestone payments and royalties on net sales of any future products developed by PM-O. An option previously granted to PM-O for the use of PCPP in the delivery of H. pylori vaccines has expired.

     SmithKline. During 1997, VRI entered into an agreement with SmithKline to collaborate on the development and commercialization of VRI's oral rotavirus vaccine. Rotavirus infection causes acute diarrhea and dehydration in infants. Under the terms of the agreement, SmithKline received an exclusive worldwide license to commercialize VRI's rotavirus vaccine. VRI is responsible for continuing the Phase II clinical efficacy study of the rotavirus vaccine which is expected to be completed mid-1998. Subject to successful completion of the Phase II study and the development by SmithKline of a viable manufacturing process, SmithKline is required to assume responsibility for all subsequent clinical trials and all other development activities. SmithKline made an initial license payment in 1997 upon execution of the agreement and has agreed to make further payments upon the achievement of certain milestones. In addition, VRI will be entitled to royalties based on net sales of the rotavirus vaccine.

     Heska Corporation. In January 1998, VRI entered into an agreement with Heska Corporation ("Heska") whereby Heska was granted the right to use PCPP in certain animal health vaccines. The agreement provides for the payment of license fees, milestone and royalties based on net sales of PCPP-formulated animal vaccines.


Product Development Programs
     Adjumer(TM). VRI and its collaborators are engaged in research and development efforts on vaccine programs using VRI's technologies. VRI and PMC, the leading worldwide supplier of influenza vaccine, are currently collaborating on the development of an Adjumer(TM)-formulated vaccine for influenza. Influenza accounts for an average of 20,000 deaths annually in the United States; the greatest number of fatalities occur among the elderly. In preclinical studies conducted by VRI and PMC, an Adjumer(TM)-formulated influenza vaccine produced a significantly enhanced and longer-lived immune response than one of the influenza vaccines currently on the market. PMC completed Phase I human clinical trials of the Adjumer(TM)-formulated influenza vaccine in France during 1997. A total of 48 young and 41 elderly adults participated in this study, which was designed to measure the safety and level of immune response to the vaccine. Based on the results of the study, which showed the Adjumer(TM)-formulated vaccine was well tolerated and elicited improved responses, a Phase II safety and immunogenicity study was initiated by PMC during 1997. A total of 430 elderly adults participated in the Phase II study, which was conducted in Peru. Preliminary results of the Phase II clinical trial confirmed that the Adjumer(TM)-formulated vaccine was well tolerated. However, results of the Phase II study appear to be inconsistent in certain respects with Phase I results. The degree of improvement in immune responses elicited by the Adjumer(TM) influenza vaccine was less in comparison to the control group than was elicited in the Phase I study. In the Phase II study the control group receiving the unadjuvanted vaccine generated higher immune responses than observed in the Phase I study control group. VRI and PMC are currently analyzing and assessing the results of the Phase II study to determine the appropriate next steps to take with the clinical development of the product.

     PMC is continuing to investigate the use of Adjumer(TM) in other vaccines. VRI understands that PMC plans to initiate Phase I trials of Adjumer(TM)-formulated vaccines for Lyme disease and for RSV in late 1998 or early 1999.

     Rotavirus Vaccine. VRI is also developing a novel vaccine against rotavirus infection. Rotavirus, a major cause of diarrhea and vomiting in infants, affects approximately 80% of the approximately 4 million infants born each year in the United States. As a result, on an annual basis, about 500,000 infants require medical attention and 50,000 are hospitalized. The economic burden in the United States is estimated at over $1 billion in direct and indirect costs. VRI anticipates that in the United States a vaccine against rotavirus disease will become a universal pediatric vaccine. VRI has completed Phase I clinical trials of the orally delivered live human rotavirus vaccine selected to elicit a broadly protective immune response to the most prevalent strains of rotavirus. During 1997, VRI completed a Phase I/II clinical trial designed to define the optimal vaccine dose and optimal age for immunization. Based on the assessment of the safety and immunogenicity of the vaccine, VRI initiated a Phase II efficacy study in 1997. This trial, which is being conducted at four U.S. medical centers, is designed to examine the vaccine's ability to prevent rotavirus disease and to further study the safety of the vaccine. A total of 215 infants were enrolled in the study and have been immunized with the vaccine. The results of this study are expected to be available by mid-1998 and, depending upon the outcome of this study, VRI anticipates that the product will advance to further clinical studies in 1999. As discussed under "Collaborative Agreements" above, subject to the successful completion of the Phase II clinical trial and the development by SmithKline of a viable manufacturing process, SmithKline will assume financial responsibility for all subsequent clinical and development activities.

     HSV2 Vaccine. VRI is developing a vaccine against HSV2, a sexually transmitted virus which causes genital herpes. HSV2 has an estimated incidence of 500,000 new cases occurring in the United States each year. At present, there is no approved vaccine for prevention of HSV2 infection. Subject to the satisfactory completion of preclinical testing, VRI plans to initiate Phase I clinical trials of its vaccine for the prevention of genital herpes during 1999.

     Micromer(TM). VRI is currently conducting animal studies in preparation for a Phase I trial of a Micromer(TM)-formulated influenza vaccine during the second half of 1998.

     Therapore. During 1997, VRI received an exclusive worldwide license to Therapore from Harvard College. VRI believes that Therapore will be the core of a novel technology for the development of immunotherapeutics. VRI is conducting preclinical research to evaluate this system for the treatment of persistent viral infections, such as Hepatitis B, Hepatitis C and HIV, and certain cancers including melanoma.


Competition
     Competition in the biotechnology and vaccine industries is intense. VRI faces competition from many companies in the United States and abroad, including a number of large pharmaceutical companies, firms specialized in the development and production of vaccines, adjuvants and vaccine and immunotherapeutic delivery systems and major universities and research institutions. Most of VRI's competitors have substantially greater resources, more extensive experience in conducting preclinical studies and clinical testing and obtaining regulatory approvals for their products, greater operating experience, greater research and development and marketing capabilities and greater production capabilities than those of VRI. There can be no assurance that VRI's competitors will not develop technologies and products that are safer or more effective than any which are being developed by VRI or which would render VRI's technology and products obsolete and noncompetitive, and VRI's competitors may succeed in obtaining FDA approval for products more rapidly than VRI. There can be no assurance that the vaccines and immunotherapeutic products under development by VRI and its collaborators will be able to compete successfully with existing products or products under development by other companies, universities and other institutions or that they will attain regulatory approval in the United States or elsewhere. VRI believes that the principal competitive factors in the vaccine and immunotherapeutic market are product quality, measured by efficacy and safety, ease of administration and price.

     VRI's competitive position will also depend upon its ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary products or processes and secure sufficient capital resources for the often lengthy period between technological conception and commercial sales.

Manufacturing
     VRI has no manufacturing facilities, no experience in volume manufacturing and plans to rely upon collaborators or contract manufacturers to manufacture its proposed products for both clinical and commercial purposes. VRI believes that there is currently sufficient capacity worldwide for the production of its potential products by VRI's collaborators or through contract manufacturers.

     To date, VRI has been arranging on a purchase order basis with contract manufacturers for the manufacture of PCPP in quantities sufficient for preclinical and clinical studies, and for clinical trial supplies of VRI's rotavirus vaccine candidate. If commercialized, manufacture of the VRI rotavirus vaccine will be the responsibility of SmithKline, which has received from VRI a world-wide exclusive license to commercialize this vaccine.

     VRI has a contract for the development and initial supply of the starting materials for PCPP but does not yet have a written contract with a manufacturer for production of PCPP. VRI has facilitated the production of commercial grade PCPP in a contractor's cGMP manufacturing facility according to agreed upon specifications. The PMC agreement, while reserving to PMC the right to manufacture PCPP, anticipates that VRI will supply PCPP under a cost-plus supply agreement. VRI has also entered into an arrangement with an academic institution for laboratory-scale process development related to its Therapore system. The manufacturing processes for VRI's other vaccine and immunotherapeutic delivery systems and vaccines utilize known technologies. VRI believes that the products it currently has under development can be readily scaled up to permit manufacture in commercial quantities. However, there can be no assurance that VRI will not encounter difficulties in scaling up the manufacturing processes.

     VRI intends to establish manufacturing arrangements with manufacturers that comply with the FDA's requirements and other regulatory standards, although there can be no assurance that VRI will be able to do so. In the future, VRI may, if it becomes economically attractive to do so, establish its own manufacturing facilities to produce any vaccine products that it may develop. In order for VRI to establish a manufacturing facility, VRI will require substantial additional funds and will be required to hire and retain significant additional personnel and comply with the extensive cGMP regulations of the FDA applicable to such facility. The product manufacturing facility would also need to be licensed for the production of vaccines by the FDA.


Marketing
     Under the terms of existing and future collaborative agreements, VRI relies and expects to continue to rely on the efforts of its collaborators for the sale and marketing of its products. There can be no assurance that VRI's collaborators will market vaccine products incorporating VRI's technologies, or, if marketed, that such efforts will be successful. The failure of VRI's collaborators to successfully market products would have an adverse effect on VRI's business.

     VRI has retained, and in the future intends to retain, marketing rights to certain of its vaccine and immunotherapeutic delivery systems and vaccine candidates in selected geographic areas and for specified indications. VRI intends to seek marketing and distribution agreements and/or co-promotion agreements for the distribution of its products in such territories and for such indications. VRI believes that these arrangements could enable VRI to generate a higher level of financial return than might be obtained from early stage licensing and collaboration agreements. VRI has no marketing and sales staff and limited experience relating to vaccine marketing. If VRI determines in the future to engage in direct marketing of vaccine products, it will be required to recruit an experienced marketing group and incur significant additional expenditures. There can be no assurance that VRI will be able to establish a successful marketing force.


Patents, Licenses and Proprietary Rights
     Licenses. VRI has entered into several significant license agreements relating to technology which is being developed by VRI and/or its collaborators, including licenses from: Massachusetts Institute of Technology covering certain proprietary technologies for vaccine delivery related to PCPP microparticles; Penn State Research Foundation covering the production of polyphosphazene polymer; Harvard College relating to proprietary technology involving genetically altered Vibrio and Salmonella typhi strains; Cincinnati Children's Hospital involving proprietary rights and technologies relating to an attenuated rotavirus strain for a rotavirus vaccine; Harvard College and the Dana Farber Cancer Institute relating to a genetically-altered HSV2 virus for use in a genital herpes virus vaccine; and Harvard College for the proprietary technology related to Therapore, a novel immunotherapy delivery system to be developed to deliver products for the treatment of persistent viral infections and certain cancers. In general, these institutions have granted VRI an exclusive worldwide license (with right to sublicense) to certain proprietary technologies (including rights to patents and patent applications) to make, use and sell products using the licensed technology, subject to the reservation by the licensor of a non-exclusive right to use the technologies for non-commercial purposes. Generally, the term of each license is through the expiration of the last of the patents issued with respect to the technologies covered by such license. VRI has generally agreed to use reasonable efforts to develop and commercialize products and achieve certain milestones and pay license fees, milestone payments and royalties based on the net sales of the licensed products or to pay a percentage of sublicense income. If VRI breaches its obligations, the licensor has the right to terminate the license, and, in some cases, convert the license to a non-exclusive license.

     Patents and Proprietary Rights. VRI's policy is to protect its technology by filing patent applications. In addition to filing patent applications in the United States, VRI has filed, and intends to file, patent applications in foreign countries on a selective basis. VRI also relies on trade secrets, unpatented know-how and technological innovation to develop and maintain its competitive position.

     VRI owns an issued United States patent which expires on July 12, 2013, and corresponding foreign applications, directed to the use of vaccines which incorporate VRI's Adjumer(TM) vaccine delivery technology. In addition, VRI owns an issued United States patent which expires September 21, 2013, and corresponding foreign applications, directed to the use of vaccines incorporating VRI's Micromer(TM) vaccine delivery technology. Further, VRI owns and has licensed other United States patents and patent applications which are directed to technology which may be useful for VRI's Micromer(TM) and Adjumer(TM) vaccine delivery systems and corresponding foreign applications. VRI has an exclusive license to a United States patent application, and corresponding foreign applications, directed to a vector construct which is used in VRI's VibrioVec(TM) vaccine delivery system. VRI has an exclusive license to an issued United States patent which expires on December 12, 2012, directed to a rotavirus strain antigen which forms the basis of VRI's rotavirus vaccine and to a United States patent application, and corresponding foreign applications, directed to a defective HSV2 virus for use in VRI's vaccine directed against genital herpes. VRI has an exclusive license to a United States patent application which is directed to technology which may be useful for VRI's Therapore system.

     Although a patent has a statutory presumption of validity in the United States, the issuance of a patent is not conclusive as to such validity or as to the enforceable scope of the claims of the patent. There can be no assurance that VRI's issued patents or any patents subsequently issued to or licensed by VRI will not be successfully challenged in the future. The validity or enforceability of a patent after its issuance by the patent office can be challenged in litigation. If the outcome of the litigation is adverse to the owner of the patent, third parties may then be able to use the invention covered by the patent without payment. There can be no assurance that VRI's patents will not be infringed or successfully avoided through design innovation.

     There can be no assurance that patent applications owned by or licensed to VRI will result in patents being issued or that, if issued, the patents will afford protection against competitors with similar technology. It is also possible that third parties may obtain patent or other proprietary rights that may be necessary or useful to VRI. In cases where third parties are first to invent a particular product or technology, it is possible that those parties will obtain patents that will be sufficiently broad so as to prevent VRI from using certain technology or from further developing or commercializing certain vaccine and immunotherapeutic systems and vaccine candidates. If licenses from third parties are necessary but cannot be obtained, commercialization of the vaccine candidates would be delayed or prevented.

     VRI uses a mutated Vibrio cholerae in its VibrioVec(TM) vaccine delivery system. VRI is aware of an issued United States patent which claims a culture of mutated Vibrio cholerae. VRI believes that only one claim (the "Claim") of the patent may be pertinent to the company's VibrioVec(TM) system. The remaining claims of the patent cover other cultures which VRI believes are not pertinent to VibrioVec(TM). VRI has received an opinion of counsel from Fish & Richardson, P.C. that, based on the analysis set forth in their opinion and the facts known to them, the Claim is invalid. It should be noted that a party challenging validity of a patent has the burden of proving invalidity and that the outcome of any litigation cannot be predicted with certainty. Accordingly, there can be no assurance that, if litigated, a court would conclude that the Claim is invalid.

     In addition, VRI is aware of a foreign patent which covers claims that could conflict with VRI's vaccine candidates and vaccine delivery systems. VRI believes that the relevant claim under this patent does not extend to or restrict VRI's activities. There can be no assurance that the applicable patent office or court would reach the same conclusion. VRI is also aware of the existence of an issued U.S. patent relating to the same technology covered by a patent application to which it has been granted an exclusive license and therefore anticipates that it will be involved in an interference proceeding prior to marketing its herpes vaccine.

     In addition to the patents referred to in the previous two paragraphs, there may be other patent applications and issued patents belonging to competitors that may require VRI to alter its vaccine candidates and vaccine and immunotherapeutic delivery systems, pay licensing fees or cease certain activities. If the Company's product candidates conflict with patents that have been or may be granted to competitors, universities or others, such other persons could bring legal actions against VRI claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If any such actions are successful, in addition to any potential liability for damages, VRI could be required to obtain a license in order to continue to manufacture or market the affected products. There can be no assurance that VRI would prevail in any such action or that any license required under any such patent would be made available on acceptable terms or at all. VRI believes that there may be significant litigation in the biotechnology and vaccine industries regarding patent and other intellectual property rights. If VRI becomes involved in such litigation, it could consume substantial resources.

     VRI also relies on unpatented technology, trade secrets and information and no assurance can be given that others will not independently develop substantially equivalent information and techniques or otherwise gain access to VRI's technology or disclose such technology, or that VRI can meaningfully protect its rights in such unpatented technology, trade secrets and information. VRI requires each of its employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with VRI. The agreements generally provide that all inventions conceived by the individual in the course of employment or in providing services to VRI and all confidential information developed by, or made known to, the individual during the term of the relationship shall be the exclusive property of VRI and shall be kept confidential and not disclosed to third parties except in limited specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for VRI's information in the event of unauthorized use or disclosure of such confidential information.


Government Regulation
     VRI's activities and products are significantly regulated by a number of governmental entities, especially by the FDA in the United States and by comparable authorities in other countries. These entities regulate, among other things, the manufacture, testing, safety, effectiveness, labeling, documentation, advertising and sale of VRI's products. Product development within this regulatory framework takes a number of years and involves the expenditure of substantial resources. Many products that initially appear promising ultimately do not reach the market because they are found to be unsafe or ineffective when tested.

     In the United States, vaccines and immunotherapeutics for human use are subject to FDA approval as "biologics" under the Public Health Service Act and "drugs" under the Federal Food, Drug and Cosmetic Act. The steps required before a new product can be commercialized include: preclinical studies in animals, clinical trials in humans to determine safety and efficacy and FDA approval of the product for commercial sale.

     The FDA provides that human clinical trials may begin thirty (30) days after receipt and review of an IND application, unless the FDA requests additional information or changes to the study protocol within that period. Authorization to conduct a clinical trial in no way assures that the FDA will ultimately approve the product. Clinical trials are usually conducted in three sequential phases; in a Phase I trial, the product is given to a small number of healthy volunteers to test for safety (adverse effects). Phase II trials are conducted on a limited group of the target patient population; safety, optimal dosage and efficacy are studied. A Phase III trial is performed in a large patient population over a wide geographic area to prove that significant efficacy exists. The FDA has ongoing oversight over all these trials and can order a temporary or permanent discontinuation if that action is warranted. Such an action could materially and adversely affect VRI.

     The results of the clinical trials and all supporting data are submitted to the FDA for approval. A BLA is submitted for a biologic product; a New Drug Application (an "NDA") for a drug product. The interval between IND filing and BLA/NDA filing is usually at least several years due to the length of the clinical trials; and the BLA/

NDA review process can take over a year. During this time the FDA may request further testing, additional trials or may turn down the application. Even with approval, the FDA frequently requires post-marketing safety studies (known as Phase IV trials) to be performed.

     The FDA requires that the manufacturing facility that produces a licensed product meet certain standards, undergo an inspection and obtain an establishment license prior to commercial marketing.

     The Advisory Committee on Immunization Practices ("ACIP") of the CDC has a role in setting the public market in the United States for the vaccine products VRI intends to develop. The ACIP makes recommendations on the appropriate use of vaccines and related products and the CDC develops epidemiologic data relevant to vaccine requirements and usage.

     To market its products abroad, VRI is subject to varying foreign regulatory requirements. Although international efforts are being made to harmonize these requirements, applications must currently be made in each country. The data necessary and the review time varies significantly from one country to another. Approval by the FDA does not ensure approval by the regulatory bodies of other countries.

     VRI's collaborators are subject to all of the above-described regulations in connection with the commercialization of products utilizing VRI's technology.


Product Liability
     The testing and marketing of vaccines and immunotherapeutics entail an inherent risk of product liability attributable to unwanted and potentially serious health effects. If and when VRI manufactures vaccines which are recommended for routine administration to children, VRI will be required to participate in the National Vaccine Injury Compensation Program. This program compensates children having adverse reactions to certain routine childhood immunizations with funds collected through an excise tax from the manufacturers of these vaccines.

     VRI has clinical trial liability insurance coverage in the amount of $2 million. However, there can be no assurance that such insurance coverage is or will continue to be adequate or available. VRI intends to seek product liability insurance coverage prior to commercialization of its product candidates but there can be no assurance that insurance will be available at all or in sufficient amounts to protect VRI at a reasonable cost.


Human Resources
     As of March 31, 1998, VRI had 54 employees, 45 of whom were engaged in research and development activities, including 15 Ph.D.'s. VRI's employees are not governed by any collective bargaining agreement and VRI believes that its relationship with its employees is good.


Properties
     VRI currently leases approximately 17,800 square feet of laboratory and office space in Cambridge, Massachusetts. The lease has a five year term, which commenced on December 1, 1996, and is extendable at VRI's option for an additional five years.


Legal Proceedings
     VRI is not a party to any legal proceedings.

VRI's Executive Officers and Directors
     The executive officers and directors of VRI are as follows:


               NAME                   AGE                         POSITION
----------------------------------   -----   --------------------------------------------------
J. Barrie Ward, Ph.D. ............    59     Chief Executive Officer and Chairman of the Board
William A. Packer ................    63     President, Chief Financial Officer
Bryan E. Roberts, Ph.D. ..........    51     Executive Vice President
Dale R. Spriggs, Ph.D. ...........    46     Vice President of Development
Lisa P. McGillis .................    38     Director of Finance
John W. Littlechild ..............    46     Director
Alan M. Mendelson ................    50     Director
Frederick W. Kyle ................    65     Director
Robert J. Hennessey ..............    56     Director

     J. Barrie Ward, Ph.D. has served as Chairman of the Board of Directors and Chief Executive Officer since joining VRI in July 1994. From 1984 to June 1994, Dr. Ward served as Director of the Microbiology Division of Glaxo Research and Development Ltd., a pharmaceutical company, with responsibility for infectious disease research. Dr. Ward received a Ph.D. in microbial biochemistry from the University of Bath, England.

     William A. Packer joined VRI in 1992 as President and a Director and was also elected Chief Financial Officer in March 1996. Prior to joining VRI, Mr. Packer held various senior management positions with SmithKline Beecham, a pharmaceutical company, from 1964 to 1991, most recently as Senior Vice President, Biologicals, where he was responsible for the direction of SmithKline Beecham's global vaccine business. Mr. Packer is a Fellow of the Institute of Chartered Accountants in England and Wales.

     Bryan E. Roberts, Ph.D. joined VRI in 1991. Dr. Roberts served as Research Director from 1991 to 1993 and as Vice President of Research from 1993 until March 1996, when he was appointed Executive Vice President. From 1984 to 1990, Dr. Roberts was the Research Director of Applied BioTechnology, Inc., a biotechnology company he co-founded. From 1978 to 1986, Dr. Roberts was an Associate Professor of Biological Chemistry at the Harvard Medical School. Dr. Roberts received a D.Phil. from the University of Oxford.

     Dale R. Spriggs, Ph.D. joined VRI in May 1993, and became an officer of VRI in January 1997. Dr. Spriggs served as the Director of Clinical Research and Development until May 1995, and as Director of Clinical and Regulatory Affairs from May 1995 to March 1996, when he was appointed Vice President of Development. From 1987 to 1993, Dr. Spriggs held several positions at the National Institute of Allergy and Infectious Diseases. Dr. Spriggs received a Ph.D. in microbiology from the University of Cincinnati College of Medicine.

     Lisa P. McGillis joined VRI in 1994. In 1996, Ms. McGillis was appointed Director of Finance. Ms. McGillis became an officer of VRI in January 1997. Prior to joining VRI, Ms. McGillis served as Controller at ISI Systems, Inc. and as a Certified Public Accountant at Price Waterhouse. Ms. McGillis received a B.A. from Williams College and an M.S. in Accounting from Northeastern University.

     John W. Littlechild has been a director of VRI since December 1991. Since March 1992, Mr. Littlechild has been a general partner of HealthCare Partners II, L.P. ("HCP II"), HealthCare Partners III, L.P. ("HCP III") and HealthCare Partners IV, L.P. ("HCP IV"), the general partner, respectively, of each of HCV II, HCV III and HCV IV, and a Vice Chairman of HealthCare Investment Corporation LLC ("HCI"), a venture management company that, among other things, provides management services to HCV II, HCV III and HCV IV. HCV II, HCV III and HCV IV are principal stockholders of VRI. From 1984 to 1991, Mr. Littlechild was a Senior Vice President of Advent International Corporation, a venture capital company based in Boston and London. He received a B.Sc. from the University of Manchester and an M.B.A. from Manchester Business School. Mr. Littlechild serves on the board of directors of various healthcare and biotechnology companies, including Orthofix International N.V., Diacrin, Inc. and Leukosite Inc.

     Alan M. Mendelson has been a director of VRI since May 1994. Mr. Mendelson has been a general partner of Axiom, a stockholder of VRI, since April 1994. Prior to April 1994, Mr. Mendelson served with Aetna Life & Casualty in Hartford, Connecticut, in various capacities over a 24-year period, most recently as Vice President--

Investment Strategy and Policy. In 1988, Mr. Mendelson founded Systemix, Inc., a biotechnology company, where he initially served as Chief Executive Officer until 1991. Mr. Mendelson is also a director of Cellomics, Inc. and Purilens, Inc. Mr. Mendelson has a B.A. from Trinity College and a J.D. from the University of Connecticut.

     Frederick W. Kyle has been a director of VRI since July 1996. He has been Vice Chairman of Pharmaceutical Marketing Services, Inc., a company providing marketing data and market research to the pharmaceutical industry, since October 1996. From January 1994 until September 1996 he was a Managing Partner for Finisterre Management Corporation, an investment firm specializing in the healthcare industry. From January 1992 until December 1993 he was Senior Vice President of the American Red Cross with responsibility for that organization's blood collection and other healthcare activities. Prior to that he was employed by SmithKline, from 1981 through 1991, most recently as President of Worldwide Commercial Operations for SmithKline Beechman Pharmaceuticals. Mr. Kyle is also a director of Pharmaceutical Marketing Services Inc. and CytoMed, Inc.

     Robert J. Hennessey has been a director of VRI since January 1997. Since 1993, Mr. Hennessey has been Chairman, President and Chief Executive Officer of Genome Therapeutics Corp. Prior to 1993, Mr. Hennessey was President of Hennessey & Associates, LTD. Mr. Hennessey is also a director of Genome Therapeutic Corp. and Penwest Pharmaceuticals Inc.

Selected Financial Data
     The selected financial information presented below has been derived from the audited financial statements of VRI, and should be read in conjunction with VRI's Financial Statements and related Notes thereto.


STATEMENT OF OPERATIONS DATA:


                                                                 Year Ended December 31
                                  ------------------------------------------------------------------------------------
                                        1997             1996             1995             1994             1993
                                  ---------------- ---------------- ---------------- ---------------- ----------------
REVENUE: ........................
Licensing and option revenue.....   $    905,556     $  4,520,000    $     770,000    $     700,000    $          --
Research and development
 revenue ........................      1,599,982        1,476,449        1,067,480           21,269               --
Interest income .................      1,298,857          851,082          126,249          163,591           83,610
                                    ------------     ------------    -------------    -------------    -------------
  Total revenue .................      3,804,395        6,847,531        1,963,729          884,860           83,610
EXPENSES: .......................
Research and development ........      7,557,055        5,262,507        5,734,427        5,756,042        4,205,781
General and administrative ......      2,344,638        2,328,204        1,854,732        1,887,512        1,452,344
Depreciation ....................        401,085          673,436          583,654          517,756          268,391
Interest and other expense ......         65,971          165,320           87,944           52,332           84,315
                                    ------------     ------------    -------------    -------------    -------------
  Total expenses ................     10,368,749        8,429,467        8,260,757        8,213,642        6,010,831
                                    ------------     ------------    -------------    -------------    -------------
  Net loss ......................   $ (6,564,354)    $ (1,581,936)   $  (6,297,028)   $  (7,328,782)   $  (5,927,221)
                                    ============     ============    =============    =============    =============
Basic and diluted net
 loss per common share ..........   $       (.74)
Shares used in computing
 basic and diluted net loss
 per common share ...............      8,897,784
Pro forma basic and diluted
 net loss per common share                           $      (0.21)   $       (1.03)   $       (1.37)   $       (1.66)
Shares used in computing pro
 forma basic and diluted net
 loss per common share ..........                       7,639,726        6,104,671        5,355,913        3,568,615
BALANCE SHEET DATA:
                                                                      December 31,
                                  ------------------------------------------------------------------------------------
                                            1997             1996             1995             1994             1993
                                  --------------     ------------    -------------    -------------    -------------
Cash and cash equivalents .......   $  2,488,963     $ 15,209,180    $   1,180,176    $   5,669,490    $     954,134
Total assets ....................     20,878,339       27,437,531        2,727,905        7,667,363        2,742,301
Notes payable ...................             --               --          923,315               --               --
Lease obligation payable,
 less current portion ...........             --           64,351          210,842           46,838          220,028
Redeemable convertible
 preferred stock ................             --               --       24,527,073       24,508,053       12,581,906
  Total stockholders'
   equity (deficit) .............   $ 19,409,847     $ 25,950,856    $ (24,248,340)   $ (18,043,081)   $ (10,751,850)



                                                              Three Months Ended
                                    Februray 11, 1991               March 31,
                                   (Inception) Through ----------------------------------
                                    December 31, 1997        1998             1997
                                  -------------------- ---------------- ----------------
                                                                  (unaudited)
REVENUE: ........................
Licensing and option revenue.....    $   6,895,556       $    51,111      $         --
Research and development
 revenue ........................        4,165,180                --           387,491
Interest income .................        2,523,389           263,975           332,780
                                     -------------       -----------      ------------
  Total revenue .................       13,584,125           315,086           720,271
EXPENSES: .......................
Research and development ........       31,566,535         1,853,839         1,700,476
General and administrative ......       11,308,997           663,649           712,018
Depreciation ....................        2,518,916            91,963           130,607
Interest and other expense ......          719,199            13,235            17,985
                                     -------------       -----------      ------------
  Total expenses ................       46,113,647         2,622,686         2,561,086
                                     -------------       -----------      ------------
  Net loss ......................    $ (32,529,522)    $(2,307,600)       $ (1,840,815)
                                     =============     =============      ============
Basic and diluted net
 loss per common share ..........                      $      (.26)       $       (.21)
Shares used in computing
 basic and diluted net loss
 per common share ...............                        8,942,667           8,861,992
Pro forma basic and diluted
 net loss per common share
Shares used in computing pro
 forma basic and diluted net
 loss per common share ..........
BALANCE SHEET DATA:
                                                         March 31,
                                                       ----------------
                                                              1998
                                                       -------------
                                                        (unaudited)
Cash and cash equivalents .......                      $ 1,162,625
Total assets ....................                       18,893,550
Notes payable ...................                               --
Lease obligation payable,
 less current portion ...........                               --
Redeemable convertible
 preferred stock ................                               --
  Total stockholders'
   equity (deficit) .............                      $17,149,101

VRI has paid no cash dividends since inception.

Management's Discussion and Analysis of Financial Condition and Results of
   Operations

     The following discussion of the financial condition and results of operations of VRI for the quarters ended March 31, 1998 and March 31, 1997 and for the years ended December 31, 1997, 1996 and 1995 should be read in conjunction with the accompanying unaudited and audited financial statements and the related notes thereto.

     Overview. VRI is engaged in the discovery and development of (i) systems for the delivery of vaccines and immunotherapeutics and (ii) improved and novel vaccines for adults and children. VRI is developing a portfolio of proprietary vaccine delivery systems designed to improve the efficacy, lower the cost of administration and improve patient compliance for a variety of vaccine products. VRI and its collaborators currently are applying VRI's vaccine delivery systems to develop vaccines for the prevention of influenza, Lyme disease, RSV, and H. pylori infections. VRI has entered into long-term collaboration agreements with PMC, PM-O and CSL pursuant to which they may utilize VRI's vaccine delivery systems in developing a number of vaccines. During 1997, VRI entered into a collaboration with SmithKline for the development and commercialization of VRI's oral rotavirus vaccine. VRI is also developing its own proprietary vaccine, utilizing antigens licensed exclusively by VRI, for the virus causing genital herpes, HSV2. In addition, VRI has acquired the exclusive license to Therapore, a novel delivery system for the delivery of immunotherapeutics for persistent viral infections and certain cancers.

     VRI is in the development stage and has devoted substantially all of its resources to the research and development of its vaccine and immunotherapeutic delivery systems and vaccine candidates and general and administrative expenses. Through March 31, 1998 VRI had not generated any revenue from product sales, but has received an aggregate of $13,899,000 in revenues from licensing and option agreements, research and development agreements and grants, and interest income. There can be no assurance that VRI will receive such revenue in the future.

     VRI has realized losses in every year since inception, principally as a result of expenditures incurred in its research and development programs. VRI expects to continue to incur significant operating losses over the next several years due primarily to expanded research and development efforts, preclinical and clinical testing of its product candidates, investment in new technologies, investment in production capabilities for certain product candidates and expenditures for commercialization activities. VRI's results of operations may vary significantly from quarter to quarter and year to year due to the timing of license and milestone payments, development expenditures and other factors.


Results of Operations
     Comparison of the Three Month Period Ended March 31, 1998 to the Three Month Period Ended March 31, 1997. Total revenue declined by $405,000 to $315,000 for the three months ended March 31, 1998 from $720,000 for the same period in 1997. Licensing and option revenue consisted of $50,000 received in conjunction with the licensing agreement with Heska. There was no licensing and option revenue in the first quarter of 1997. Research and development revenue for the first quarter of 1997 consisted of revenue associated with agreements with PMC and an agreement with Chiron pursuant to which VRI granted Chiron an exclusive license to use certain inventions made or licensed by VRI to carry out research and development activities with respect to intracellular immunization products directed against HIV1 infection. No research and development revenue was recorded during the three months ended March 31, 1998. Interest income declined by $69,000 to $264,000 for the first quarter in 1998 from $333,000 in the 1997 quarter due to a reduction in cash, cash equivalents and investments.

     VRI's total expenses increased by $62,000 to $2,623,000 for the three months ended March 31, 1998 from $2,561,000 in 1997. The increase is attributable to a $154,000 increase in research and development expenses from $1,700,000 in 1997 to $1,854,000 in the first quarter of 1998. The increase was primarily attributable to costs associated with the polyphosphazene manufacturing and scale up process and to increased costs related to the Therapore research effort. General and administrative expenses declined by $48,000 to $664,000 for the three months ended March 31, 1998 from $712,000 for the 1997 quarter due to reduced compensation, legal and investor relations costs. Depreciation expense declined $39,000 to $92,000 in the first quarter of 1998 from $131,000 in 1997 as a result of the full depreciation of various equipment and leasehold improvements. Interest and other expense declined slightly, by $5,000, to $13,000 in the 1998 quarter from $18,000 in 1997.

     Comparison of the Fiscal Years Ended December 31, 1995, 1996 and
1997. Total revenue declined by $3,043,000 to $3,805,000 in 1997 from $6,848,000 in 1996 and increased by $4,884,000 in 1996 from $1,964,000 in 1995.
Licensing and option revenue declined by $3,614,000 from $4,520,000 in 1996 to $906,000 in 1997 due to the receipt in 1996 of $4,500,000 for the achievement of milestones pursuant to the agreement with PMC. Revenue in 1997 consisted primarily of $650,000 related to agreements with PM-O. Revenue from licensing and option sources in 1995 consisted primarily of $750,000 received under a collaboration agreement with Chiron. Research and development revenue increased by $123,000 to $1,600,000 in 1997 from $1,477,000 in 1996. During 1997, the greater part of research and development revenue was generated from agreements with PMC and PM-O. VRI's research and development revenue in 1996 included $1,250,000 received from PMC while research and development revenue in 1995 consisted primarily of a payment of $625,000 received in conjunction with the PMC agreement. Interest income increased by $448,000 to $1,299,000 in 1997 from $851,000 in 1996 and by $725,000 in 1996 from $126,000 in 1995. The increase was due to an increase in cash, cash equivalents and investments derived principally from the proceeds of VRI's initial public offering.

     VRI's total expenses increased by $1,940,000 to $10,369,000 in 1997 from $8,429,000 in 1996 and increased by $168,000 in 1996 from $8,261,000 in 1995.
Research and development expenses increased by $2,294,000 to $7,557,000 in 1997 from $5,263,000 in 1996. The increase was primarily attributable to costs associated with the polyphosphazene manufacturing and scale up process and to an increase in rotavirus clinical trial costs. Research and development expenses declined by $471,000 to $5,263,000 in 1996 from $5,734,000 in 1995 principally due to a reduction in outside consulting costs, the conclusion of certain sponsored research agreements and a reduction in polyphosphazene manufacturing costs. General and administrative expenses increased slightly, by $17,000, to $2,345,000 in 1997 from $2,328,000 in 1996. A reduction in foreign withholding taxes associated with milestone payments from PMC was offset by higher investor relations and other costs associated with being a public company. General and administrative costs increased by $473,000 to $2,328,000 in 1996 from $1,855,000 in 1995 principally due to an increase in compensation and recruiting costs, and the payment of $250,000 in foreign withholding taxes associated with milestone payments from PMC. These increases were partially offset by reductions in consulting and legal costs. Depreciation expense declined $272,000 to $401,000 in 1997 from $673,000 in 1996 as a result of the full depreciation of various leasehold improvements. From 1995 to 1996, depreciation expense increased $89,000 to $673,000 in 1996 from $584,000 in 1995 due to VRI's increased investment in laboratory equipment and leasehold improvements during that time. Interest and other expense declined $99,000 to $66,000 in 1997 from $165,000 in 1996 and increased by $77,000 in 1996 from
$88,000 in 1995. Interest and other expense in 1996 reflects the increased costs associated with short term loans entered into in 1995 and 1996. These short term loans were either repaid or converted into common stock upon completion of VRI's initial public offering.


Liquidity and Capital Resources
     From inception (February 11, 1991) through March 31, 1998, VRI's cash expenditures have substantially exceeded revenues. VRI's operations have been funded principally through the sale of equity, loans from stockholders, equipment lease financing and payments under licensing, option and research and development agreements. Net cash used by VRI's operations from inception through March 31, 1998 was $31,997,000, primarily to fund research and development efforts and general and administrative expenses. From inception through March 31, 1998, VRI had incurred $3,191,000 in capital expenditures, primarily for leasehold improvements and equipment for VRI's laboratories. During the three months ended March 31, 1998 and the year ended December 31, 1997 VRI incurred $42,000 and $235,000, respectively, in capital expenditures primarily on expenditures required for the polyphosphazene manufacturing process and on improvements to its laboratory facilities. VRI anticipates incurring approximately $400,000 in capital expenditures during 1998, primarily on equipment necessary for the polyphosphazene manufacturing process.

     From inception through March 31, 1998, VRI raised net proceeds of approximately $51,876,000 through the sale of equity securities. Included in this amount are net proceeds of $24,743,000 from VRI's initial public offering in 1996 and the conversion to common stock of an aggregate of $7,974,000 in notes payable to certain stockholders. In addition, from inception VRI has funded $751,000 of capital expenditures through sale and leaseback transactions.

     In December 1994, PMC made a $3,000,000 equity investment in VRI in connection with the execution of a collaboration agreement relating to Adjumer(TM). In January 1996, PMC and OraVax, Inc. each made an equity investment of $250,000 in connection with the execution of an option agreement relating to VibrioVec(TM). PMC made an additional equity investment of $1,000,000 in April 1996 associated with the Adjumer(TM) collaboration agreement. These amounts are included in the $51,876,000 referenced above.

     As of December 31, 1997 VRI's federal net operating loss carryforwards were approximately $12,480,000. If not used, the tax loss carryforwards will expire at various dates through 2012. VRI's ability to use these carryforwards is subject to limitations resulting from an ownership change as defined in Sections 382 and 383 of the Code.

     VRI expects to incur substantial additional costs, including those related to research and development activities, preclinical studies, clinical trials, obtaining regulatory approvals, process scale up and manufacture and the expansion of its facilities. VRI anticipates that its existing funds, which include the proceeds from its initial public offering and interest earned thereon, should be sufficient to fund its operating and capital requirements as currently planned through December 1999. However, VRI's cash requirements may vary materially from those now planned, due to many factors, including, but not limited to, the progress of VRI's research and development programs, the scope and results of preclinical and clinical testing, changes in existing and potential relationships with corporate collaborators, the time and cost in obtaining regulatory approvals, the costs involved in obtaining and enforcing patents, proprietary rights and any necessary licenses, the ability of VRI to establish development and commercialization capacities or relationships, the costs of manufacturing and other factors. In the future, VRI may need to raise substantial additional funds through further financing, including public or private equity offerings and collaborations with corporate partners. There can be no assurance that funds will be available on terms acceptable to VRI, if at all. If adequate funds are not available, VRI may be required to delay, scale back, or eliminate certain of its product development programs or to license to others the right to commercialize products or technologies VRI would otherwise seek to develop and commercialize itself, any of which could have a material adverse effect on VRI.


Compensation of Executive Officers
     Summary Compensation Table. The following table sets forth the compensation awarded during each of the three years ended December 31, 1997, 1996 and 1995 to VRI's Chief Executive Officer and the four other most highly compensated executive officers of VRI for Fiscal 1997 (collectively, the "Named Executive Officers").


                                                                                               Long Term
                                                                                              Compensation
                                                      Annual Compensation                        Awards
                                      ----------------------------------------------------   -------------
                                                                                               Securities
                                                                            Other Annual       Underlying      All Other
    Name and Principal Position        Year       Salary      Bonus(1)      Compensation      Options (#)     Compensation
-----------------------------------   ------   -----------   ----------   ----------------   -------------   -------------
J. Barrie Ward, Ph.D. .............   1997      $225,000      $10,000               --               --             --
 Chief Executive Officer and          1996       196,875       40,000               --           56,667         $  500(2)
 Chairman of the Board                1995       183,954       20,000               --               --             --
William A. Packer .................   1997       205,000       10,000               --               --             --
 President, Chief Financial           1996       174,961       35,000               --           33,167             --
 Officer                              1995       159,173       30,000        $  49,880(3)            --             --
Bryan E. Roberts, Ph.D. ...........   1997       164,750       10,000               --               --             --
 Executive Vice President             1996       158,847       16,000               --           48,167            500(2)
                                      1995       142,104           --               --               --             --
Lendon Payne, M.D., Ph.D. .........   1997       132,750        6,750               --               --             --
 Vice President of                    1996       128,125       12,000               --           22,584            500(2)
 Research(4)                          1995       115,500           --               --               --             --
Dale R. Spriggs, Ph.D. ............   1997       133,375       12,000               --           10,000             --
 Vice President of                    1996       123,163       12,000               --           54,252            500(2)
 Development                          1995       110,914           --               --               --             --

------------
(1) Bonus in this chart may include amounts actually paid to the Named Executive Officer in the year indicated for services rendered in the prior fiscal year.

(2) Represents reimbursement of tax advice services rendered to the Named Executive Officer.

(3) Represents relocation expense reimbursement paid to such Named Executive Officer.

(4) Dr. Payne terminated his employment with VRI on January 30, 1998.

     Option Grants in Fiscal Year 1997. The following table sets forth certain information concerning the individual grant of options to purchase Common Stock of VRI made to the Named Executive Officers during Fiscal 1997. The following table also discloses for such Named Executive Officer listed the gain that would be realized if the options were exercised if VRI's stock price had appreciated by the percentage levels indicated from the market price on the date of grant. During Fiscal 1997, options were granted to only one Named Executive Officer, Dr. Spriggs; no options were granted to Dr. Ward, Mr. Packer, Dr. Roberts or Dr. Payne during Fiscal 1997. No stock appreciation rights were granted during Fiscal 1997.

                                                                                         Potential
                                                 Individual Grants                    Realizable Value
                                 -------------------------------------------------       At Assumed
                                                   Percent                             Annual Rates Of
                                   Number of      of Total                               Stock Price
                                  Securities       Options      Exercise               Appreciation For
                                  Underlying       Granted      or Base                 Option Term(1)
                                    Options     To Employees     Price    Expirate -----------------------
              Name                  Granted    In Fiscal Year    ($/SH)     Date       5%         10%
-------------------------------- ------------ ---------------- --------- --------- ---------- -----------
Dale R. Spriggs, Ph.D. .........   10,000           22.52%      $ 6.75    7/1/07    $42,500    $107,600

------------
(1) This column shows the hypothetical gain of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full 10-year term of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Commission and do not represent VRI's estimate or projection of future VRI Common Stock prices.

     Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values. The following table sets forth information regarding options exercised in Fiscal 1997 and unexercised options held at December 31, 1997 by the Named Executive Officers.


                                                                       Number Of
                                                                       Securities            Value Of
                                                                       Underlying           Unexercised
                                                                      Unexercised          In-The-Money
                                                                        Options               Options
                                                                       At Fiscal             At Fiscal
                                          Shares                      Year-End (#)           Year-End
                                       Acquired On       Value        Exercisable/         Exercisable/
                Name                   Exercise(#)     Realized      Unexercisable       Unexercisable(1)
-----------------------------------   -------------   ----------   -----------------   --------------------
J. Barrie Ward, Ph.D. .............      10,000        $ 67,600    226,087/120,833       $752,227/$270,561
William A. Packer .................      30,000         179,250    100,252/44,583         361,707/64,349
Bryan E. Roberts, Ph.D. ...........       6,666          53,995     52,752/69,749         158,880/115,712
Lendon Payne, M.D., Ph.D. .........           0               0     50,980/45,896         171,640/108,670
Dale R. Spriggs, Ph.D. ............       2,867          18,379     26,663/46,389          30,103/4,387

------------
(1) Value based only on (i) the number of options for which the exercise price was equal to or less than $4.50 per share (the price of the last reported trade of the VRI Common Stock on the Nasdaq on December 31, 1997) and (ii) the difference between such closing price and such options' exercise price.


Certain Relationships and Related Transactions
     HCV II, HCV III and HCV IV are limited partnerships formed to provide capital to companies in the healthcare field. HCP II, HCP III and HCP IV are limited partnerships which serve as the general partner of HCV II, HCV III and HCV IV, respectively, which are controlling stockholders of VRI. HIC is the management company for each of HCV II, HCV III and HCV IV. Mr. Littlechild, a director of VRI, is a general partner of each of HCP II, HCP III and HCP IV and an officer of HIC.

     Everest Trust ("Everest"), a principal stockholder of VRI, holds approximately 19% and 88% of the outstanding limited partnership interests in each of HCV II and HCV IV. An affiliate of Everest is a limited partner of each of HCP II, HCP III and HCP IV. Everest has informed VRI that it is a grantor trust which has as its principal beneficiaries Joshua Ruch and Jan Philipp F. Reemtsma. Messrs. Ruch and Reemtsma may be deemed to have control over the investment decisions of Everest.

     Axiom, a stockholder of VRI, is an investment fund which specializes in providing funds to companies in the medical, healthcare and communication fields. Alan M. Mendelson, a director of VRI, is a founding general partner of Axiom.

     In February 1994, in connection with a bridge financing (which was partially repaid and partially cancelled in that same year), VRI issued to the lenders, including HCV III, HCV IV and Everest, warrants to purchase an aggregate of 33,570 shares of VRI Common Stock at an exercise price of $.96 per share, which warrants expire in February 2004.

     In April 1994, VRI entered into a Second Amended and Restated Proxy Agreements (which were subsequently amended in December 1994, September 1995 and January 1996) with all of the holders of VRI's preferred stock, including HCV III, HCV IV and Everest which grants to such holders certain demand and piggyback registration rights with respect to shares of VRI Common Stock issued upon conversion of shares of VRI's preferred stock and preferred stock warrants. All outstanding shares of VRI's preferred stock automatically converted into shares of VRI Common Stock upon consummation of VRI's initial public offering.

     In September 1995, in connection with a bridge financing (which was subsequently converted into VRI Common Stock in connection with VRI's initial public offering), VRI issued to the lenders, including HCV III, HCV IV, Axiom and Everest, warrants to purchase an aggregate of 66,670 shares of VRI Common Stock, subject to certain anti-dilution provisions, at an exercise price of $1.95 per share. These warrants expire in December 2005.

Security Ownership of Management and Certain Beneficial Owners
     The following table sets forth as of July 14, 1998 certain information regarding the beneficial ownership of VRI Common Stock by (i) each of the persons or entities known by VRI to be the beneficial owners of more than 5% of the VRI Common Stock, (ii) each of the Named Executive Officers, (iii) each director of VRI and (iv) all directors and executive officers of VRI as a group (nine persons).


                                                              NUMBER OF SHARES         PERCENT OF
                          NAME                             BENEFICIALLY OWNED (1)     COMMON STOCK
-------------------------------------------------------   ------------------------   -------------
HealthCare Ventures II, L.P. ..........................         1,324,975(2)             14.7%
    44 Nassau Street
    Princeton, New Jersey 08542
   HealthCare Ventures III, L.P. ......................           1,174,575(2)            13.0%
    44 Nassau Street
    Princeton, New Jersey 08542
   BVF Partners .......................................             632,999(3)             7.0%
    333 West Wacker Drive, Suite 1600
    Chicago, Illinois 60606
   Robert J. Hennessey ................................               3,000(4)               *
   Frederick W. Kyle ..................................               5,500(5)               *
   John W. Littlechild ................................           2,844,978(6)            31.3%
   Alan M. Mendelson ..................................             232,981(7)             2.6%
   J. Barrie Ward, Ph.D. ..............................             321,250(8)             3.4%
   William A. Packer ..................................             163,585(9)             1.8%
   Bryan E. Roberts, Ph.D. ............................              95,459(10)            1.1%
   Lendon Payne, M.D., Ph.D. ..........................              28,656(11)              *
   Dale R. Spriggs, Ph.D. .............................              35,582(12)              *
   Lisa P. McGillis ...................................              11,075(13)              *
   All directors and executive officers as a group.....           3,713,410(14)           38.7%

   ------------
     * Less than 1%

   (1) Except as otherwise indicated, each of the parties listed has sole voting and investment power over the shares owned.

   (2) As reported in a Schedule 13G dated February 13, 1998 and jointly filed with the Commission by HCP II, HCV II, HCP III, HCV III, HCP IV and HCV
       IV. The shares owned by HCV III include immediately exercisable warrants to purchase 42,980 shares of Common Stock.

   (3) As reported in a Form 4 dated June 10, 1998 and jointly filed with the Commission by Biotechnology Value Fund L.P., BVF Partners L.P. and BVF Inc.

   (4) Consists of 3,000 shares of VRI Common Stock issuable upon exercise of options to purchase VRI Common Stock exercisable within 60 days of July 14, 1998.

   (5) Consists of 5,500 shares of VRI Common Stock issuable upon exercise of options to purchase VRI Common Stock exercisable within 60 days of July 14, 1998.

   (6) Mr. Littlechild is a general partner of HCP II, HCP III and HCP IV, the general partners of HCV II, HCV III and HCV IV, respectively. Mr. Littlechild shares voting and investment control with respect to the shares of VRI Common Stock owned by HCV II, HCV III and HCV IV with the other general partners of HCP II, HCP III and HCP IV, respectively. The shares beneficially owned by Mr. Littlechild include 55,602 shares subject to immediately exercisable warrants and 500 shares of VRI Common Stock issuable upon exercise of options to purchase VRI Common Stock within 60 days of July 14, 1998.

   (7) Consists of 232,481 shares of VRI Common Stock beneficially owned by Axiom, of which Mr. Mendelson is a general partner (which includes 2,837 shares subject to immediately exercisable warrants) and 500 shares of VRI Common Stock issuable upon exercise of options to purchase VRI Common Stock exercisable within 60 days of July 14, 1998. Mr. Mendelson disclaims beneficial ownership of the shares owned by Axiom.

    (8) Includes 298,170 shares of VRI Common Stock issuable upon exercise of options to purchase VRI Common Stock exercisable within 60 days of July 14, 1998.

    (9) Includes 80,251 shares of VRI Common Stock issuable upon exercise of options to purchase VRI Common Stock exercisable within 60 days of July 14, 1998.

   (10) Includes 63,626 shares of VRI Common Stock issuable upon exercise of options to purchase VRI Common Stock exercisable within 60 days of July 14, 1998.

   (11) Indicates beneficial ownership as of March 31, 1998. Dr. Payne terminated his employment with VRI on January 30, 1998.

   (12) Consists of 35,582 shares of VRI Common Stock issuable upon exercise of options to purchase VRI Common Stock exercisable within 60 days of July 14, 1998, which amount includes 725 shares subject to options held by Dr. Spriggs' wife. Dr. Spriggs disclaims beneficial ownership of such shares held by his wife.

   (13) Includes 11,075 shares of VRI Common Stock issuable upon exercise of options to purchase VRI Common Stock exercisable within 60 days of July 14, 1998.

   (14) Includes 556,643 shares of VRI Common Stock issuable upon exercise of options to purchase VRI Common Stock held by the director and executive officer group exercisable within 60 days of July 14, 1998.


                      DESCRIPTION OF THE T CELL WARRANTS


General
     The T Cell Warrants to be issued in connection with the Merger and upon the exercise of VRI Warrants will be issued pursuant to the Common Stock Purchase Warrant Provisions (the "Warrant Agreement") set forth as Annex B to this Joint Proxy Statement/Prospectus. THE FOLLOWING SUMMARY OF CERTAIN OF THE TERMS OF THE WARRANT AGREEMENT DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE WARRANT AGREEMENT, INCLUDING THE DEFINITIONS OF CERTAIN TERMS THEREIN. A COPY OF THE FORM OF THE WARRANT AGREEMENT, INCLUDING THE FORM OF THE T CELL WARRANT CERTIFICATES (AS DEFINED BELOW), IS INCLUDED AS ANNEX B TO THIS JOINT PROXY STATEMENT/ PROSPECTUS.

     The T Cell Warrants will be evidenced by warrant certificates (each, a "T Cell Warrant Certificate" and collectively the "T Cell Warrant Certificates"), which will entitle the holder(s) thereof, at any time prior to the fifth anniversary of the closing date of the Merger (the "Expiration Date"), to purchase the number of shares of T Cell Common Stock evidenced by such T Cell Warrant Certificate at a purchase price of $6.00 per share, subject to certain adjustments (the "Warrant Exercise Price").


Exercise of the T Cell Warrants
     To exercise all or any of the T Cell Warrants represented by a T Cell Warrant Certificate, the holder thereof is required to surrender the T Cell Warrant Certificate(s) to T Cell, together with a duly completed and executed copy of the election form (the "Election to Purchase") attached to the T Cell Warrant Certificate, and payment in full of the Warrant Exercise Price for each share of T Cell Common Stock as to which a T Cell Warrant is exercised. The Warrant Exercise Price may be made in cash, certified check or wire transfer in same day funds in an amount equal to the Warrant Exercise Price multiplied by the number of shares of T Cell Common Stock as to which the T Cell Warrant is being exercised.

     As promptly as practicable after the exercise of any T Cell Warrants in accordance with the Warrant Agreement, and in any event within three (3) business days after the receipt of the Election to Purchase, T Cell shall issue or cause its transfer agent to issue a certificate or certificates for the number of non-fractional shares of T Cell Common Stock registered in accordance with the instructions set forth in the Election to Purchase, together with cash for any fractional shares of T Cell Common Stock issuable upon the exercise of the T Cell Warrants. All shares of T Cell Common Stock issuable by T Cell upon the exercise of the T Cell Warrants must be validly authorized and issued, fully paid, non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests in respect of the issuance thereof.

Antidilution Provisions
     The Warrant Exercise Price and the number of shares of T Cell Common Stock issuable upon exercise of each T Cell Warrant shall be subject to adjustment in the event of certain transactions including, without limitation, T Cell's (i) paying a dividend or making any other distribution of shares of T Cell Common Stock, (ii) subdividing or reclassifying the outstanding shares of T Cell Common Stock into a greater number of shares of T Cell Common Stock, (iii) combining or reclassifying the outstanding shares of T Cell Common Stock into a smaller number of shares of T Cell Common Stock, (iv) fixing the record date for the issuance of rights, options, warrants or convertible or exchangeable securities to all holders of shares of T Cell Common Stock entitling them to subscribe for or purchase shares of T Cell Common Stock at a price per share that is lower (at the record date for such issuance) than the Fair Market Value (as defined in the Warrant Agreement) per share of T Cell Common Stock, or (v) fixing the record date for the making of a distribution to all holders of shares of T Cell Common Stock of (a) shares of any class of T Cell's capital stock other than T Cell Common Stock, (b) evidences of T Cell's indebtedness,
(c) assets other than cash dividends or distributions, or (d) or rights, options, warrants or convertible or exchangeable securities (other than those referred to in clause (iv) above).

     In the event of any Reorganization (as defined in the Warrant Agreement) of T Cell, the holder of each outstanding T Cell Warrant shall, upon exercise of such T Cell Warrant at any time thereafter, have the right to the stock, securities, cash or other assets to which a holder of the number of shares of T Cell Common Stock that would otherwise have been deliverable upon the exercise of such T Cell Warrant would have been entitled upon such Reorganization if such T Cell Warrant had been exercised in full immediately prior to such Reorganization.


No Stock Rights
     Except with respect to Liquidating Dividends (as defined in the Warrant Agreement), no holder of a T Cell Warrant will be entitled to any of the rights of a T Cell stockholder, including, without limitation, the right to vote, to receive dividends and other distributions, or to attend or receive any notice of meetings of stockholders or any other proceedings of T Cell.


                      COMPARATIVE RIGHTS OF STOCKHOLDERS

     The following is a summary of the material differences between the rights of holders of T Cell Common Stock and holders of VRI Common Stock. Because both T Cell and VRI are organized under the laws of the State of Delaware, such differences arise from differences between various provisions of the T Cell Charter and the T Cell By-Laws and the VRI Charter and the VRI By-Laws. This summary does not purport to be complete and is qualified in its entirety by reference to the relevant provisions of Delaware law and to the organizational documents of both T Cell and VRI. The T Cell Charter, T Cell By-Laws, VRI Charter and VRI By-Laws are exhibits to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part and are incorporated herein by reference.

     Special Meeting of Stockholders. Delaware law provides that special meetings of stockholders may be called only by the directors of a corporation or by any other person as may be authorized by the corporation's certificate of incorporation or by-laws. The T Cell By-Laws provide that special meetings of the stockholders for any purpose may be called by the Chairman of the Board, President or Secretary or by resolution of the directors. The VRI By-Laws provide that, except as otherwise required by law, special meetings of the stockholders of the corporation may be called only by (a) the VRI Board pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office or (b) holders of record of not less than 20% of the shares of capital stock of the corporation entitled to vote at a meeting of stockholders.

     Advance Notice of Stockholder Proposals and Board Nominations. The respective by-laws of T Cell and VRI provide that a stockholder must give advance written notice to the respective companies if the stockholder intends to bring any business before a meeting of stockholders. The advance notice provisions of each company require stockholders to give such notice not less than 75 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders.

     Quorums. Delaware law provides that the number of shares necessary to constitute a quorum at a meeting of stockholders may be fixed by the certificate of incorporation or the by-laws of a corporation, but in no event shall such number consist of less than one third of the shares entitled to vote at the meeting. Delaware law also provides that a majority of the total number of directors shall constitute a quorum for the transaction of business at a meeting of directors unless the certificate of incorporation or the by-laws require a greater number; provided that, unless the certificate of incorporation otherwise provides, the by-laws may provide that a number less than a majority shall constitute a quorum which in no case shall be less than one-third of the total number of directors (with certain exceptions not applicable to T Cell or VRI).

     The T Cell By-Laws provide that, except as otherwise required by law, by the T Cell Charter or the T Cell By-Laws, stockholders holding a majority of the corporation's voting stock constitute a quorum for a stockholders' meeting and a majority of the total number of directors constitutes a quorum for the transaction of business at a meeting of directors.

     The VRI By-Laws provide that, except where a larger quorum is required by law, by the VRI Charter or the VRI By-Laws, a majority of the votes entitled to be cast at a stockholders' meeting constitutes a quorum for such meeting and, except as otherwise provided by law, by the VRI Charter or the VRI By-Laws, a majority of the directors constitutes a quorum for the transaction of business at a meeting of the VRI Board, provided that a quorum shall not be less than one-third of the total number of directors constituting the board.

     Stockholder Action. Under Delaware law, unless otherwise provided in the certificate of incorporation of a corporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The T Cell Charter does not provide otherwise. The VRI Charter provides that any action required or permitted to be taken by the stockholders of the corporation at any annual or special meeting of stockholders of the corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu thereof.

     Stockholder Approval of Merger Agreements. Delaware law requires that a merger agreement be approved by a majority of the outstanding shares of the constituent corporations entitled to vote on such a matter. The T Cell By-Laws provide that any corporate action, except (i) the election of directors or (ii) as otherwise required by law or the T Cell Charter, shall be approved by holders of a majority of the shares entitled to vote thereon. The VRI By-Laws provide that any corporate action, except (i) with respect to an election to an office or (ii) if a larger vote is required by law, by the VRI Charter or the VRI By-Laws, shall be approved by holders of a majority of the votes cast thereon.

     Directors. Under Delaware law the board of directors of a corporation shall consist of one or more members. The number of members shall be fixed by, or in the manner provided in, the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. Under Delaware law, directors need not be stockholders unless so required by the certificate of incorporation or the by-laws. The certificate of incorporation or by-laws may prescribe other qualifications for directors as well. Delaware law provides that each director shall hold office until his successor is elected and qualified or until his earlier resignation or removal. Any director may resign at any time upon written notice to the corporation.

     The T Cell By-Laws provide that the number of directors shall be no less than three but no more than nine. The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify. The number of directors may be increased by amendment of the T Cell By-Laws by the affirmative vote of a majority of the directors, though less than a quorum, or by the affirmative vote of a majority in interest of the stockholders, at the annual meeting or at a special meeting called for that purpose, and by like vote, the additional directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualify. No person shall be eligible to serve as a director of T Cell beyond his seventy-second birthday.

     The VRI By-Laws provide that the number of directors which shall constitute the whole board shall not be less than one nor more than nine in number. Thereafter, within such limitation, the VRI Board shall determine the number of directors and the number of directors may be increased at any time or from time to time by the directors by vote of a majority of the directors then in office. The number of directors may be decreased to any number permitted by the foregoing at any time by the directors by vote of a majority of the directors then in office, but only to eliminate vacancies existing by reason of the death, resignation or removal of one or more directors. Except as otherwise provided by law, by the VRI Charter or the VRI By-Laws, each director of VRI shall hold office until his successor is elected and qualified, or until he sooner dies, resigns, is removed or becomes disqualified. Each of the T Cell By-Laws and the VRI By-Laws provide that directors need not be stockholders.

     Removal of Directors. Delaware law and the T Cell By-Laws provide that any director or the entire board of directors, unless such board is a classified board, may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. The T Cell By-Laws provide that the vacancies thus created may be filled, at the meeting held for the purpose of removal, by the affirmative vote of a majority in interest of the stockholders entitled to vote. The VRI By-Laws are silent on this matter.

     Vacancies on the Board of Directors. Under Delaware law, unless otherwise provided in the charter or by-laws, vacancies on the board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of directors then in office, although less than a quorum, or by the sole remaining director. The T Cell By-Laws provide that if the office of any director, member of a committee or officer becomes vacant, the remaining directors in office, though less than a quorum, by a majority vote may appoint any qualified person to fill such vacancy, who shall hold such office for the unexpired term and until his successor shall be duly elected and shall qualify. The VRI By-Laws provide that vacancies and any newly created directorships resulting from any increase in the number of directors may be filled by vote of the stockholders at a meeting called for the purpose, or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. When one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have resigned, shall have power to fill such vacancy or vacancies, the vote or action by writing thereon to take effect when such resignation or resignations shall become effective. The VRI By-Laws also provide that directors shall have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number, subject to any requirements of law or of the VRI Charter or the VRI By-Laws as to the number of directors required for a quorum or for any vote or other actions.

     Indemnification of Directors, Officers and Others. Delaware law generally permits a corporation to indemnify its directors, officers, employees or agents against expenses and certain liabilities arising out of legal actions brought or threatened against such persons for their conduct on behalf of the corporation, provided that each such person acted in good faith and in a manner that he or she reasonably believed was in or not opposed to the corporation's best interests and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Delaware law requires indemnification of expenses reasonably incurred by any present or former director or officer who is successful in defending against any action or claim. Delaware law expressly provides that the indemnification provided for under the DGCL shall not be deemed exclusive of any indemnification right under any by-law, vote of stockholders or disinterested directors, or otherwise. Delaware law does not allow indemnification of directors in the case of an action by or in the right of the corporation (including stockholder derivative suits) unless the directors successfully defend the action or indemnification is ordered by the court. The T Cell By-Laws provide that T Cell shall indemnify current or former directors, officers, employees or agents, in connection with proceedings brought against such persons by reason of their position with T Cell. The VRI Charter provides that VRI shall indemnify current or former directors and officers of VRI, and may at the discretion of the VRI Board indemnify its employees or agents, in connection with proceedings brought against such persons by reason of their position with VRI or with another entity at the request or direction of VRI, to the fullest extent permitted by Delaware law provided that such proceeding was authorized by the VRI Board.

     Amendments to Charter. Under Delaware law, charter amendments require the approval of the directors and the vote of the holders of a majority of the outstanding stock and a majority of each class of stock outstanding and entitled to vote thereon as a class, unless the certificate of incorporation requires a greater proportion. The T Cell Charter does not require a greater proportion. In addition, Delaware law requires a class vote when, among other things, an amendment will adversely affect the powers, preferences or special rights of a class of stock. The VRI Charter provides that no amendment or repeal of the VRI Charter is permitted unless it is first approved by the VRI Board pursuant to a resolution adopted by the VRI Board in accordance with
Section 242 of the DGCL, and, except as otherwise provided by law, thereafter approved by the stockholders. The affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal, voting together a single class, at a duly constituted meeting of stockholders called expressly for such purpose is required to amend or repeal any provisions of the VRI Charter; provided, however, that the affirmative vote of not less than 80% of the total votes eligible to be cast by holders of voting stock, voting together a single class, shall be required to amend or repeal certain provisions of the VRI Charter regarding stockholder action and the process of amending the VRI Charter.

     Amendment to By-Laws. The T Cell By-Laws provide that the stockholders of the corporation may alter or repeal the T Cell By-Laws and make new by-laws at any annual meeting of the stockholders or at any special meeting thereof, if notice of the proposed alteration or repeal, or by-law or by-laws to be made, is contained in the notice of such special meeting. Such action requires the affirmative vote of a majority of the stock issued and outstanding and entitled to vote thereat. The T Cell By-Laws also provide that such action may be taken by the affirmative vote of a majority of the T Cell Board at any regular meeting of the T Cell Board, or at any special meeting of the T Cell Board, if notice of the proposed alteration or repeal, or by-law or by-laws to be made, is contained in the notice of such special meeting.

     The VRI Charter and the VRI By-Laws provide that the VRI By-Laws may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of at least two-thirds of the votes present and entitled to vote on such amendment or repeal by holders of voting stock, voting together as a single class; provided, however, that if the VRI Board recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of a majority of the votes present and entitled to vote on such amendment or repeal by holders of voting stock, voting together as a single class. The VRI Charter and the VRI By-Laws also provide that the VRI By-Laws may be adopted, amended or repealed by vote of a majority of the directors then in office.


                             RESALES OF SECURITIES

     Shares of T Cell Common Stock and T Cell Warrants issued in connection with the Merger and shares of T Cell Common Stock issued upon the exercise of T Cell Warrants (collectively, the "T Cell Securities") will be freely transferable under the Securities Act, except for T Cell Securities issued to persons who may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and Rule 145(c) thereunder. Generally, these are persons, who are deemed to control, be controlled by, or under common control with VRI. The T Cell Securities issued (or issuable) to persons who constitute "underwriters" within the meaning of Section 2(11) and Rule 145(c) may not be publicly reoffered or resold by such persons except pursuant to an effective registration statement under the Securities Act covering the T Cell Securities or, in certain circumstances, pursuant to Rule 145(d) or any other applicable exemption under the Securities Act. Because the VRI stockholders listed in the table below or their pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Securityholders") may be deemed to be underwriters of T Cell Securities issued to them in the Merger or thereafter, this Joint Proxy Statement/Prospectus will also cover any offers or sales of such T Cell Securities by the Selling Securityholders.

     There is no established public trading market for the T Cell Warrants being offered for resale hereby. Various factors were considered by the T Cell Board in determining the exercise price of the T Cell Warrants, including, without limitation, (i) the historical trading price of the T Cell Common Stock and (ii) the opinion, analyses and presentations of Lehman Brothers.


     The ownership of the T Cell Securities to be issued to the Selling Securityholders in the Merger is described below:


                                                                      T Cell                                        T Cell
                                                                      Common          T Cell         T Cell       Securities
                                                T Cell Common          Stock         Warrants       Warrants        Owned
                                              Stock Owned Prior     Registered     Owned Prior     Registered       After
          Name of Securityholder                 to Resale(1)       for Resale      to Resale      for Resale     Resale(2)
------------------------------------------   -------------------   ------------   -------------   ------------   -----------
J. Barrie Ward, Ph.D.(3) .................           40,390            40,390          4,616           4,616          0
William A. Packer ........................          145,833           145,833         16,666          16,666          0
Bryan E. Roberts, Ph.D. ..................           55,707            55,707          6,366           6,366          0
HealthCare Ventures II, L.P.(4) ..........        2,318,706         2,318,706        264,995         264,995          0
HealthCare Ventures III, L.P.(4) .........        2,055,506         2,055,506        234,915         234,915          0
HealthCare Ventures IV, L.P.(4) ..........          603,623           603,623         68,985          68,985          0
Axiom Venture Partners L.P. ..............          406,841           406,841         46,496          46,496          0
Biotechnology Value Fund, L.P. ...........        1,107,747         1,107,747        126,599         126,599          0
John W. Littlechild (5) ..................        4,977,835         4,977,835        568,895         568,895          0
Alan M. Mendelson (6) ....................          406,841           406,841         46,496          46,496          0

------------
(1) The number of shares of T Cell Common Stock assumes that the Selling Securityholders exercise all of the T Cell Warrants.


(2) Assumes that the Selling Securityholders sell all of the shares of T Cell Common Stock and all of the T Cell Warrants.


(3) As of the Effective Time, J. Barrie Ward will be appointed Executive Chairman of the Board of the T Cell Board.


(4) The shares held by the partnership may be sold by the partnership or may be distributed by the partnership to its partners who may sell such shares.


(5) Mr. Littlechild is a general partner of HCP II, HCP III and HCP IV, the general partners of HCV II, HCV III and HCV IV, respectively. Mr. Littlechild shares voting and investment control with respect to the shares owned by HCV II, HCV III and HCV IV with the other general partners of HCP II, HCP III and HCP IV, respectively.


(6) Consists of the shares held by Axiom, of which Mr. Mendelson is a general partner. Mr. Mendelson disclaims beneficial ownership of such shares.


     The T Cell Securities may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Securityholders or by agreement between the Selling Securityholders and underwriters, brokers, dealers or agents or purchasers. The Selling Securityholders may sell the T Cell Securities (i) directly to purchasers as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions), (ii) on any exchange or in the over-the-counter market, (iii) in transactions otherwise than in the over-the-counter market or on an exchange or (iv) through the writing of options (whether such options are listed on an options exchange or otherwise) on the T Cell Securities.


     In connection with distributions of the T Cell Securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the T Cell Common Stock in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also sell the T Cell Common Stock short and redeliver the T Cell Securities to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the T Cell Securities offered hereby, which T Cell Securities such broker-dealers or other financial institutions may resell pursuant to this Joint Proxy Statement/Prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge T Cell Securities to broker-dealers or other financial institutions, and, upon a default, such broker-dealers or other financial institutions may effect sales of the pledged T Cell Securities pursuant to this Joint Proxy Statement/Prospectus (as supplemented or amended to reflect such transaction). In addition, any T Cell Securities that qualify for sale pursuant to Rule 145 may be sold under Rule 145 rather than pursuant to this Joint Proxy Statement/Prospectus. If the Selling Securityholders effect such transactions by selling the T Cell Securities to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of T Cell Securities for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Securityholders and any brokers, dealers or agents that participate in the distribution of the T Cell Securities may be deemed to be underwriters, and any profit on the sale of T Cell Securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     In the event of a "distribution" of the T Cell Securities, the Selling Securityholders, any selling broker-dealer or agent and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act, which would prohibit, with certain exceptions, each such person from bidding for, purchasing or attempting to induce any person to bid for or purchase any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M under the Exchange Act prohibits certain "stabilizing bids" or "stabilizing purchases" for the purpose of pegging, fixing or maintaining the price of T Cell Securities in connection with any offer of T Cell Securities by the Selling Securityholders.

     To the extent not described herein and as otherwise required by law, the specific amount of T Cell Securities being offered or sold, the names of the Selling Securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer or sale will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part.


     T Cell will not receive any of the proceeds of the sale of T Cell Securities by any Selling Securityholder.


     Under the securities laws of certain states, the T Cell Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the T Cell Securities may not be sold unless the T Cell Securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.



     T Cell will pay all of the expenses incident to the registration, offering and sale of T Cell Securities, other than commissions, fees and discounts of underwriters, brokers, dealers and agents.


                                 LEGAL MATTERS


     Certain legal matters with respect to the validity of the securities offered hereby and the Merger will be passed upon for T Cell by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.


                                    EXPERTS


     The consolidated financial statements of T Cell Sciences, Inc. incorporated into this Joint Proxy Statement/
Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     The financial statements of Virus Research Institute, Inc. as at December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, and the period from February 11, 1991 (inception) through December 31, 1997 appearing in this Form S-4 have been audited by Richard A. Eisner & Company, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


     The statements in the Joint Proxy Statement/Prospectus contained in the fifth, sixth and seventh sentences of the third paragraph under "Risk Factors--Risk Factors Regarding VRI--Dependence on Patents, Licenses and Proprietary Rights" and in the fifth, sixth and seventh sentences of the fifth paragraph under "Description of VRI--Patents, Licenses and Proprietary Rights--Patents and Proprietary Rights" have been reviewed and approved by Fish & Richardson, P.C., Boston, Massachusetts, as experts on such matters, and are included herein in reliance upon that review and approval.


                             STOCKHOLDER PROPOSALS

     If the VRI stockholders do not approve and adopt the Merger Agreement and the Merger, or if the Merger is not consummated for any other reason, any stockholder proposals submitted pursuant to Exchange Act Rule 14a-8 and intended to be presented at VRI's 1999 Annual Meeting of Stockholders must be received by VRI by December 1, 1998 to be eligible for inclusion in the proxy statement and form of proxy to be distributed by the VRI Board in connection with such meeting. Stockholder proposals intended to be presented at VRI's 1999 Annual Meeting of Stockholders that are not submitted pursuant to Exchange Act Rule 14a-8 must be received by VRI on or after January 7, 1999, but no later than February 21, 1999. Stockholder proposals should be mailed to: Secretary, Virus Research Institute, Inc., 61 Moulton Street, Cambridge, MA 02138.

     Stockholder proposals submitted pursuant to Exchange Act Rule 14a-8 and intended to be presented at T Cell's 1999 Annual Meeting of Stockholders must be received by T Cell by December 14, 1998 to be eligible for inclusion in the proxy statement and form of proxy to be distributed by the T Cell Board in connection with such meeting. Stockholder proposals intended to be presented at T Cell's 1999 Annual Meeting of Stockholders that are not submitted pursuant to Exchange Act Rule 14a-8 must be received by T Cell on or after January 13, 1999, but no later than February 27, 1999. Stockholder proposals should be mailed to: Secretary, T Cell Sciences, Inc., 119 Fourth Avenue, Needham, MA 02494.

                                 OTHER MATTERS

     It is not expected that any matters other than those described in this Joint Proxy Statement/Prospectus will be brought before the VRI Special Meeting or the T Cell Special Meeting. If any other matters are presented, however, it is the intention of the persons named in the VRI proxy and T Cell proxy to vote the proxy in accordance with the discretion of the persons named in such proxy.

                          INDEX TO FINANCIAL STATEMENTS


VIRUS RESEARCH INSTITUTE, INC.
   Report of Independent Accountants .....................................................   F-2
   Balance Sheets as of December 31, 1996 and 1997 .......................................   F-3
   Statements of Operations for the Years Ended December 31, 1995, 1996, 1997 and for the
     Period from February 11, 1991 (Inception) through December 31, 1997 .................   F-4
   Statements of Changes in Stockholders' Equity for the Period February 11, 1991
     (Inception) through December 31, 1997 ...............................................   F-5
   Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and 1997 and for
     the Period from February 11, 1991 (Inception) through December 31, 1997 .............   F-6
   Notes to Financial Statements .........................................................   F-7
   Balance Sheets as of December 31, 1997 and March 31, 1998 (Unaudited) .................   F-12
   Statements of Operations for the Three Months Ended March 31, 1997 and 1998 and
     Cumulative Since Inception (Unaudited) ..............................................   F-13
   Statements of Cash Flows for the Three Months Ended March 31, 1997 and 1998 and
     Cumulative since Inception (Unaudited) ..............................................   F-14
   Notes to Quarterly Financial Statements ...............................................   F-15

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Virus Research Institute, Inc.
Cambridge, Massachusetts

     We have audited the accompanying balance sheets of Virus Research Institute, Inc. (a development stage company) as at December 31, 1997 and December 31, 1996, and the related statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, and for the period from February 11, 1991 (inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance abut whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Virus Research Institute, Inc. at December 31, 1997 and December 31, 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, and the period from February 11, 1991 (inception) through December 31, 1997 in conformity with generally accepted accounting principles.

                                          RICHARD A. EISNER & COMPANY, LLP

Cambridge, Massachusetts
January 30, 1998

                         VIRUS RESEARCH INSTITUTE, INC.
                         (A DEVELOPMENT STAGE COMPANY)


                                 BALANCE SHEETS


                                                           December 31, 1997     December 31, 1996
                                                          -------------------   ------------------
CURRENT ASSETS:
 Cash and cash equivalents (Note E) ...................      $   2,488,963        $  15,209,180
 Marketable securities (Note E) .......................         15,968,923           10,339,985
 Contract receivable (Note C) .........................          1,000,000                   --
 Interest receivable ..................................            352,186              218,285
 Prepaid expenses .....................................            273,224              220,534
 Other current assets .................................             42,616                  659
                                                             -------------        -------------
   Total current assets ...............................         20,125,912           25,988,643
NONCURRENT ASSETS:
 Marketable securities (Note E) .......................                  0              499,891
 Leasehold improvements and equipment (net of
  accumulated depreciation and amortization of
 $2,416,568 at December 31, 1997 and $2,015,483
  at December 31, 1996) (Note D) ......................            715,234              881,363
 Other assets .........................................             37,193               67,634
                                                             -------------        -------------
   Total noncurrent assets ............................            752,427            1,448,888
                                                             -------------        -------------
   Total assets .......................................      $  20,878,339        $  27,437,531
                                                             =============        =============
CURRENT LIABILITIES:
 Accounts payable .....................................      $      24,769        $      43,809
 Accrued consulting and research fees .................            709,295              810,677
 Accrued employee benefits ............................             91,636               71,636
 Accrued legal ........................................            192,453              112,000
 Other accrued expenses ...............................            377,987              229,123
 Current portion of lease obligation payable
  (Note F(2)) .........................................             72,352              155,079
                                                             -------------        -------------
   Total current liabilities ..........................          1,468,492            1,422,324
 Lease obligation payable, less current portion
  (Note F(2)) .........................................                 --               64,351
Commitments (Notes C and F)
Stockholders' equity (Notes A and G):
 Preferred stock--$.001 par value; 5,000,000
  shares authorized, none issued ......................                 --                   --
 Common stock--$.001 par value; 30,000,000
  shares authorized; 8,928,314 shares issued at
  December 31, 1997 and 8,845,027 shares
  issued at December 31, 1996 .........................              8,928                8,845
 Additional paid-in capital ...........................         51,930,441           51,907,179
 Deficit accumulated during the development stage              (32,529,522)         (25,965,168)
                                                             -------------        -------------
  Total stockholders' equity ..........................         19,409,847           25,950,856
                                                             -------------        -------------
   Total liabilities and stockholders' equity .........      $  20,878,339        $  27,437,531
                                                             =============        =============



                        See Notes to Financial Statements

                         VIRUS RESEARCH INSTITUTE, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                            STATEMENTS OF OPERATIONS


                                                                                                       February 11, 1991
                                                                Year Ended December 31,               (Inception) Through
                                                        1997             1996             1995         December 31, 1997
                                                  ---------------- ---------------- ---------------- --------------------
REVENUE (NOTE B(1)):
Licensing and option revenue ....................   $    905,556     $  4,520,000     $    770,000      $   6,895,556
Research and development revenue ................      1,599,982        1,476,449        1,067,480          4,165,180
Interest income .................................      1,298,857          851,082          126,249          2,523,389
                                                    ------------     ------------     ------------      -------------
   Total revenue ................................      3,804,395        6,847,531        1,963,729         13,584,125
EXPENSES:
Research and development (Note C) ...............      7,557,055        5,262,507        5,734,427         31,566,535
General and administrative ......................      2,344,638        2,328,204        1,854,732         11,308,997
Depreciation ....................................        401,085          673,436          583,654          2,518,916
Interest and other expense ......................         65,971          165,320           87,944            719,199
                                                    ------------     ------------     ------------      -------------
   Total expenses ...............................     10,368,749        8,429,467        8,260,757         46,113,647
                                                    ------------     ------------     ------------      -------------
   Net loss .....................................   $ (6,564,354)    $ (1,581,936)    $ (6,297,028)     $ (32,529,522)
                                                    ============     ============     ============      =============
Basic and diluted net loss per common share .....   $      (0.74)
                                                    ============
Shares used in computing basic and diluted
 net loss per common share ......................      8,897,784
Pro forma basic and diluted net loss per
 common share ...................................                    $      (0.21)    $      (1.03)
                                                                     ============     ============
Shares used in computing pro forma basic and
 diluted net loss per common share ..............                       7,639,726        6,104,671



                        See Notes to Financial Statements

                         VIRUS RESEARCH INSTITUTE, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                                             Deficit
                                                                                           Accumulated
                                                     Common Stock          Additional         During
                                             ---------------------------     Paid-In       Development
                                                  Shares      Par Value      Capital          Stage            Total
                                             --------------- ----------- -------------- ----------------- ---------------
 Sale of common stock ......................         1,667    $      2     $       498     $         --     $        500
 Net loss--February 11, 1991
  (inception) through December 31, 1991                                                        (862,597)        (862,597)
                                                ----------    --------     -----------     ------------     ------------
 Balance December 31, 1991 .................         1,667           2             498         (862,597)        (862,097)
   Sale of common stock ....................           607           1           1,819                             1,820
   Recapitalization: 1,000 for 1 stock
    split ..................................     2,271,060       2,271          (2,271)                               --
   Surrender of common stock by
    HCV II .................................    (1,291,667)     (1,292)            905                              (387)
   Sale of common stock ....................        48,275          48           7,193                             7,241
   Net loss for the year ...................                                                 (3,967,604)      (3,967,604)
                                                ----------    --------     -----------     ------------     ------------
 Balance December 31, 1992 .................     1,029,942       1,030           8,144       (4,830,201)      (4,821,027)
   Cancellation of shares pursuant to
    founders' plan amendment ...............      (282,000)       (282)           (564)                             (846)
   Purchase and cancellation of treasury
    shares .................................      (105,917)       (106)         (2,662)                           (2,768)
   Stock options exercised .................            83          --              12                                12
   Net loss for the year ...................                                                 (5,927,221)      (5,927,221)
                                                ----------    --------     -----------     ------------     ------------
 Balance December 31, 1993 .................       642,108         642           4,930      (10,757,422)     (10,751,850)
   Stock options exercised .................         1,475           2             321                               323
   Founder option exercised ................        43,333          43          37,007                            37,050
   Stock warrants exercised ................           185          --             178                               178
   Net loss for the year ...................                                                 (7,328,782)      (7,328,782)
                                                ----------    --------     -----------     ------------     ------------
 Balance December 31, 1994 .................       687,101         687          42,436      (18,086,204)     (18,043,081)
   Stock options exercised .................         2,903           3           1,766                             1,769
   Common stock warrants issued in
    conjunction with notes payable .........                                    90,000                            90,000
   Net loss for the year ...................                                                 (6,297,028)      (6,297,028)
                                                ----------    --------     -----------     ------------     ------------
 Balance December 31, 1995 .................       690,004         690         134,202      (24,383,232)     (24,248,340)
   Conversion of notes payable to
    investors ..............................       217,927         218         987,874                           988,092
   Cashless exercise of stock warrants .....        17,363          17             (17)                               --
   Conversion of redeemable
    convertible preferred stock ............     5,553,579       5,554      26,003,825                        26,009,379
   Stock options exercised .................        66,154          66          40,900                            40,966
   Shares issued at Initial Public
   Offering ................................     2,300,000       2,300      27,597,700                        27,600,000
   Costs of offering .......................                                (2,857,305)                       (2,857,305)
   Net loss for the year ...................                                                 (1,581,936)      (1,581,936)
                                                ----------    --------     -----------     ------------     ------------
 Balance December 31, 1996 .................     8,845,027       8,845      51,907,179      (25,965,168)      25,950,856
   Cashless exercise of stock warrants .....        20,924          21             (21)                               --
   Stock options exercised .................        62,363          62          23,283                            23,345
   Net loss for the year ...................                                                 (6,564,354)      (6,564,354)
                                                ----------    --------     -----------     ------------     ------------
 Balance December 31, 1997 .................     8,928,314    $  8,928     $51,930,441     $(32,529,522)    $ 19,409,847
                                                ==========    ========     ===========     ============     ============



                        See Notes to Financial Statements

                         VIRUS RESEARCH INSTITUTE, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                            STATEMENTS OF CASH FLOWS



                                                                                                      February 11, 1991
                                                               Year Ended December 31,               (Inception) Through
                                                       1997             1996             1995         December 31, 1997
                                                 ---------------- ---------------- ---------------- --------------------
Cash flows from operating activities:
 Net loss ......................................  $  (6,564,354)   $  (1,581,936)    $ (6,297,028)     $ (32,529,522)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation and amortization ................        409,077          700,188          599,435          2,569,442
  Conversion of accrued interest to
   preferred stock .............................             --           46,026               --             58,373
  Changes in operating assets and
   liabilities:
    Contract receivable ........................     (1,000,000)              --               --         (1,000,000)
   (Increase) decrease in prepaid expenses
    and other assets ...........................       (198,108)        (164,869)         112,784           (582,093)
   Increase in accounts payable and
    accrued expenses ...........................        128,896          127,320          157,611          1,396,140
                                                  -------------    -------------     ------------      -------------
   Net cash used in operating activities .......     (7,224,489)        (873,271)      (5,427,198)       (30,087,660)
Cash flows from investing activities:
 Purchases of marketable securities, net of
   redemptions .................................     (5,129,047)     (10,839,876)              --        (15,968,923)
 Capital expenditures ..........................       (234,955)        (349,312)        (129,561)        (3,149,247)
 Other .........................................             --               --               --            (46,182)
                                                  -------------    -------------     ------------      -------------
    Net cash used in investing activities ......     (5,364,002)     (11,189,188)        (129,561)       (19,164,352)
Cash flows from financing activities:
   Proceeds from notes payable .................             --               --        1,000,000          7,973,668
   Sale and leaseback related to capital
    acquisitions ...............................             --               --          250,000            751,311
   Principal payments on lease obligations .....       (155,070)        (174,503)        (183,344)          (839,265)
   Sale of common stock ........................         23,344       27,640,966            1,769         27,713,203
   Sale of preferred stock .....................             --        1,500,140               --         19,258,613
   Offering costs ..............................             --       (2,875,140)            (980)        (3,112,941)
   Founders' shares reacquired .................             --               --               --               (846)
   Purchase of treasury stock ..................             --               --               --             (2,768)
                                                  -------------    -------------     ------------      -------------
    Net cash provided by (used in)
      financing activities .....................       (131,726)      26,091,463        1,067,445         51,740,975
Net increase (decrease) in cash and cash
 equivalents ...................................    (12,720,217)      14,029,004       (4,489,314)         2,488,963
Cash and cash equivalents, beginning of
 period ........................................     15,209,180        1,180,176        5,669,490                 --
                                                  -------------    -------------     ------------      -------------
Cash and cash equivalents, end of period .......  $   2,488,963    $  15,209,180     $  1,180,176      $   2,488,963
                                                  =============    =============     ============      =============
Supplemental disclosure of cash flow
 information:
   Interest paid during the period .............  $      27,530    $      63,473     $     61,915      $     258,193

See Notes E, F and G with respect to noncash financing and leasing transactions.

                        See Notes to Financial Statements

                         VIRUS RESEARCH INSTITUTE, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

(NOTE A)--THE COMPANY:

     Virus Research Institute, Inc. (the "Company") is a development stage company engaged in the discovery and development of systems for the delivery of vaccines and immunotherapeutics, and improved and novel vaccines for adults and children.

     The Company has incurred substantial losses since inception while it has been in the development stage and such losses are expected to continue. In June 1996, the Company completed an initial public offering of 2,300,000 shares of common stock for $12.00 per share, resulting in net proceeds of approximately $24,743,000. The Company anticipates that the proceeds from the initial public offering in conjunction with payments received from collaborative partners will allow the Company to meet its obligations through December 31, 1999.


(NOTE B)--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   (1) Revenue recognition:

     Nonrefundable, noncreditable licensing and option fees and milestone payments are recognized when they are earned in accordance with the performance requirements and contractual terms. Research and development revenues and grants are recognized over the period of performance under the terms of the related agreements.

     Licensing revenue represents amounts paid by companies for the use of or access to the Company's proprietary technology. Option revenue represents payments for the right to evaluate the Company's proprietary technology which may or may not result in a licensing or collaborative development agreement. Research and development revenue represents amounts earned by the Company from several collaborative partners for sponsored research activities. Certain of the Company's collaborators are also stockholders of the Company.

   (2) Depreciation and amortization:

     Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the life of the lease.

   (3) Patent and licensing costs:

     As a result of research and development efforts conducted by the Company, it has received and applied for, and is in the process of applying for, a number of patents to protect proprietary inventions and licenses to use certain intellectual property. Costs incurred in connection with patent applications and licenses have been expensed as incurred and are reflected as general and administrative expenses.

   (4) Cash and cash equivalents:

     The Company considers all highly liquid investments with maturities of three months or less, when acquired, to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

   (5) Investments in marketable securities:

     In addition to cash equivalents, the Company has investments in corporate and municipal debt securities that are classified in the balance sheet as held-to-maturity in accordance with the provisions of Statement of Financial Accounting Standard No. 115 (SFAS No. 115), "Accounting for Certain Instruments in Debt and Equity Securities." Held-to-maturity investments are securities the Company has the positive intent and ability to hold to maturity. These securities are accounted for at amortized cost, which approximates fair value.

                         VIRUS RESEARCH INSTITUTE, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)


                   NOTES TO FINANCIAL STATEMENTS--(Continued)

     (6) Income taxes:


     Deferred income taxes are recognized for the tax consequences in future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. aluation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.


     (7) Use of estimates:


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for depreciation and amortization, taxes and contingencies.


     (8) Stock-based compensation:


     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation." The Company adopted this standard in 1996 by making the required note disclosures only. Therefore, the adoption of this standard has not had an effect on the Company's financial position or results of operations.


     (9) Net loss per share:


     During 1997, the Company adopted Statement of Financial Accounting Standard No. 128, "Earnings per Share" requiring certain changes in the calculation of per share results. As the Company has reported net losses from operations in the years presented, the computation for basic and diluted earnings per share is identical.


     Pro forma net loss per common share is based on the pro forma weighted average number of common shares outstanding during the periods presented as adjusted to reflect the conversion of all preferred stock on a retroactive basis as of January 1, 1995 or date of issuance, if later.


(NOTE C)--RESEARCH, LICENSE AND CONSULTING AGREEMENTS:


     The Company has entered into various research, license and consulting agreements to support its research and development activities. These agreements generally expire over several future years although some are automatically renewable on an annual basis unless canceled by either party. Amounts charged to operations in connection with these agreements for the years ended December 31, 1997, 1996 and 1995 amounted to approximately $705,000, $650,000 and $1,255,000, respectively. The Company expects to incur similar expenses in future years. Some of the above agreements contain provisions for future royalties to be paid on sales of products developed under the agreements.


     During 1997, the Company entered into an agreement pursuant to which the Company licensed certain patents and technology to a collaborator. Under the terms of the agreement, the collaborator is required to pay the Company $400,000 for licensing rights and $600,000 for research which was completed as of December 31, 1997. The total $1,000,000 is recorded as a contract receivable at December 31, 1997. The agreement also provides for future payments contingent upon the achievement of certain milestones.

                         VIRUS RESEARCH INSTITUTE, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)


                   NOTES TO FINANCIAL STATEMENTS--(Continued)

(NOTE D)--LEASEHOLD IMPROVEMENTS AND EQUIPMENT:

     Leasehold improvements and equipment, including approximately $413,000 acquired under capital leases, are stated at cost and are summarized as follows:



                                                                      December 31,
                                                              -----------------------------
                                                                   1997            1996
                                                              -------------   -------------
   Laboratory furniture, fixtures and equipment ...........    $1,537,121      $1,366,074
   Office furniture, fixtures and equipment ...............       291,963         246,800
   Leasehold improvements .................................     1,302,718       1,283,972
                                                               ----------      ----------
     Total ................................................     3,131,802       2,896,846
     Less accumulated depreciation and amortization .......     2,416,568       2,015,483
                                                               ----------      ----------
     Balance ..............................................    $  715,234      $  881,363
                                                               ==========      ==========

(NOTE E)--INVESTMENTS IN DEBT SECURITIES:

     As of December 31, 1997 and 1996, the aggregate fair value of the held-to-maturity securities was $15,966,179 and $16,866,045, respectively. These amounts include an unrealized loss of $2,744 at December 31, 1997 and an unrealized gain of $26,056 at December 31, 1996.

     These securities are reflected in the balance sheet as follows:



                                                                        December 31,
                                                               ------------------------------
                                                                    1997             1996
                                                               --------------   -------------
   Cash equivalents ........................................    $        --     $ 6,000,113
   Marketable securities, maturing within one year .........    $15,968,923     $10,339,985
   Marketable securities, long term ........................    $        --     $   499,891

(NOTE F)--COMMITMENTS:

     (1) Operating lease:

     The Company has an operating lease for office and research facilities which expires in December 2001. The Company has the option to renew the lease for an additional five years. The lease also provides that the Company pay all real estate taxes levied against the premises. The lease requires minimum annual rentals in 1998 through 2001 of $294,000.

     Rent expense for 1997, 1996 and 1995 amounted to approximately $332,000, $267,000 and $269,000, respectively.

     (2) Capital lease:

     The Company has entered into several capital leases for equipment, including sale and leaseback transactions. Future minimum payments under these leases at December 31, 1997 amount to $72,352.


(NOTE G)--CAPITALIZATION:

     (1) Warrants:

     The Company has issued warrants to purchase common and preferred stock in connection with the issuance of notes payable and the establishment of capital leases.

                         VIRUS RESEARCH INSTITUTE, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)


                   NOTES TO FINANCIAL STATEMENTS--(Continued)

     Warrants outstanding at December 31, 1997 are as follows:



                                                  Exercise Price
Security                     Number of Shares       Per Share        Expiration Date
--------                     ----------------     -------------      ---------------
   Common stock .........         23,006             $  .96        February 9, 2004
   Common stock .........         49,578               1.95        December 14, 2005
   Common stock .........         11,000               9.60        April 12, 2001

     The warrant agreements contain antidilution provisions related to future issuances of stock.

     (2) Common stock options:

     The Company has adopted an equity incentive plan providing for the issuance of restricted stock and the granting of options to purchase up to a combined total of 1,751,176 shares of common stock. The plan provides for the granting of both incentive stock options and nonstatutory stock options. The exercise price for any incentive stock options cannot be less than the fair market value on the date of grant, while the exercise price for nonstatutory options will be determined by the Board of Directors. The vesting periods for all options are determined by the Board of Directors. The Company had the following option activity during 1995, 1996 and 1997:



                                                            Weighted Average Option
                                         Number of Shares       Price Per Share
                                         ----------------   -----------------------
   Balance--December 31, 1994 .........       750,220              $  .80
     Granted ..........................        12,142              $ 1.85
     Exercised ........................        (2,903)             $  .61
     Cancelled ........................       (11,584)             $  .96
                                              -------
   Balance--December 31, 1995 .........       747,875              $  .82
     Granted ..........................       325,172              $ 6.36
     Exercised ........................       (66,154)             $  .62
     Cancelled ........................       (14,515)             $ 1.45
                                            ---------
   Balance--December 31, 1996 .........       992,378              $ 2.64
     Granted ..........................       104,412              $ 6.97
     Exercised ........................       (62,363)             $  .37
     Cancelled ........................        (1,765)             $ 5.09
                                            ---------
   Balance--December 31, 1997 .........     1,032,662              $ 3.23
                                            ---------

     Options for 539,569 shares are exercisable at December 31, 1997 at a weighted average option price of $1.90 per share, with a weighted average remaining contractual life of approximately 7 years. At December 31, 1997, there were 585,545 shares available for future grant.

     (3) Stock-based compensation:

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plan. These was no compensation expense recognized in 1997, 1996 or 1995. If the Company had elected to recognize compensation cost for the plan based on the fair value at the grant date for awards under the plan, consistent with the method prescribed by SFAS No. 123, net loss per share would have been changed to the pro forma amounts indicated below:

                         VIRUS RESEARCH INSTITUTE, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)


                   NOTES TO FINANCIAL STATEMENTS--(Continued)


                                                         YEAR ENDED DECEMBER 31,
                                  ---------------------------------------------------------------------
                                                        1997               1996              1995
                                                  ----------------   ---------------   ----------------
   Net loss ...................   As reported       $ (6,564,354)       (1,581,936)      $ (6,297,028)
                                  Pro forma           (6,776,699)       (1,729,019)        (6,297,309)
   Net loss per share .........   As reported       $       (.74)     $       (.21)      $      (1.03)
                                  Pro forma                 (.76)             (.23)             (1.03)

     The fair value of the Company's stock options used to compute pro forma net loss and net loss per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1997, 1996 and 1995: dividend yield of 2.5%; expected volatility of 45%; a risk free interest rate of 7.3%; and an expected holding period of nine years.

     The weighted average grant date fair value of options granted was $2.37 per share, $3.21 per share, and $3.07 per share for the years ended December 31, 1997, 1996 and 1995, respectively.


(NOTE H)--INCOME TAXES:

     Through December 31, 1993, pursuant to provisions of the Internal Revenue Code, the Company was deferring all start-up costs because operations, as defined by the Internal Revenue Code, had not commenced. In addition, the Company elected to defer all research and development costs until revenues were generated. Effective January 1994, the Company began generating revenues and commenced operations for tax purposes and is amortizing all costs deferred through December 31, 1993 over 60 months. From January 1994 forward, the Company continues to defer internal research and development costs and amortizes such costs over 60 months for tax purposes.

     At December 31, 1997 and 1996, the Company had no current or deferred tax liability.

     The components of the Company's net deferred tax asset and the tax effects of the primary differences giving rise to the Company's deferred tax asset are as follows:



                                                                     YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------------
                                                             1997               1996              1995
                                                       ----------------   ---------------   ---------------
   Net operating loss carryforwards ................    $   4,900,000      $  3,100,000      $  3,000,000
   Deferred start-up costs .........................          200,000           380,000           550,000
   Deferred research and development costs .........        6,800,000         5,944,000         5,415,000
   Depreciation ....................................          315,000           250,000           164,000
   Research and development credit .................          561,000           227,000           110,000
   Other ...........................................           47,000            36,000           171,000
                                                        -------------      ------------      ------------
   Deferred tax asset ..............................       12,823,000         9,937,000         9,410,000
   Valuation allowance .............................      (12,823,000)       (9,937,000)       (9,410,000)
                                                        -------------      ------------      ------------
   Net deferred tax asset ..........................    $          --      $         --      $         --
                                                        =============      ============      ============

     At December 31, 1997, the Company's net operating loss carryovers for federal income tax purposes amount to approximately $12,480,000 and expire through 2012. The Company's ability to use these carryforwards is subject to limitations resulting from an ownership change as defined in Internal Revenue Code Sections 382 and 383.

                         VIRUS RESEARCH INSTITUTE, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)

                                 BALANCE SHEETS



                                                                             March 31,        December 31,
                                                                               1998               1997
                                                                         ----------------   ----------------
Current assets:
 Cash and cash equivalents ...........................................    $   1,162,625      $   2,488,963
 Marketable securities ...............................................       15,349,386         15,968,923
 Contract receivable .................................................        1,000,000          1,000,000
 Interest receivable .................................................          283,146            352,186
 Prepaid expenses ....................................................          322,421            273,224
 Other current assets ................................................           81,163             42,616
                                                                          -------------      -------------
  Total current assets ...............................................       18,198,741         20,125,912
Noncurrent assets:
 Leasehold improvements and equipment (net of accumulated
 depreciation and amortization of $2,508,530 at March 31, 1998 and
 $2,416,568 at December 31, 1997) ....................................          665,226            715,234
 Other assets ........................................................           29,583             37,193
                                                                          -------------      -------------
  Total noncurrent assets ............................................          694,809            752,427
                                                                          -------------      -------------
  Total assets .......................................................    $  18,893,550      $  20,878,339
                                                                          =============      =============
Current liabilities:
 Accounts payable ....................................................    $     172,337      $      24,769
 Accrued consulting and research fees ................................          784,441            709,295
 Accrued employee benefits ...........................................           96,636             91,636
 Accrued legal .......................................................          195,120            192,453
 Other accrued expenses ..............................................          463,590            377,987
 Current portion of lease obligation payable .........................           32,325             72,352
                                                                          -------------      -------------
  Total current liabilities ..........................................        1,744,449          1,468,492
Stockholders' equity:
 Preferred stock--$.001 par value; 5,000,000 shares authorized, none
 issued ..............................................................               --                 --
 Common stock--$.001 par value; 30,000,000 shares authorized;
 8,979,029 shares issued at March 31, 1998 and 8,928,314 shares
 issued at December 31, 1997 .........................................            8,979              8,928
 Additional paid-in capital ..........................................       51,977,244         51,930,441
 Deficit accumulated during the development stage ....................      (34,837,122)       (32,529,522)
                                                                          -------------      -------------
  Total stockholders' equity .........................................       17,149,101         19,409,847
                                                                          -------------      -------------
  Total liabilities and stockholders' equity .........................    $  18,893,550      $  20,878,339
                                                                          =============      =============

                        See Notes to Financial Statements

                         VIRUS RESEARCH INSTITUTE, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)

                            STATEMENTS OF OPERATIONS



                                                                   Three months ended
                                                                                                     Cumulative
                                                                        March 31,                      Since
                                                                 1998               1997             Inception
                                                           ----------------   ----------------   -----------------
   Revenue:
   Licensing and option revenue ........................     $     51,111       $          0       $   6,946,667
   Research and development revenue ....................                0            387,491           4,165,180
   Interest income .....................................          263,975            332,780           2,787,364
                                                             ------------       ------------       -------------
   Total revenue .......................................          315,086            720,271          13,899,211

   Expenses:
   Research and development ............................        1,853,839          1,700,476          33,420,374
   General and administrative ..........................          663,649            712,018          11,972,646
   Depreciation ........................................           91,963            130,607           2,610,879
   Interest and other expense ..........................           13,235             17,985             732,434
                                                             ------------       ------------       -------------
   Total expenses ......................................        2,622,686          2,561,086          48,736,333
                                                             ------------       ------------       -------------
   Net loss ............................................     $ (2,307,600)      $ (1,840,815)      $ (34,837,122)
                                                             ============       ============       =============

   Basic and diluted net loss per common share .........     $      (0.26)      $      (0.21)

   Shares used in computing basic and diluted net
    loss per common share ..............................        8,942,667          8,861,992

                        See Notes to Financial Statements

                         VIRUS RESEARCH INSTITUTE, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS



                                                                    Three months ended
                                                                                                      Cumulative
                                                                         March 31,                      Since
                                                                  1998               1997             Inception
                                                            ----------------   ----------------   -----------------
Cash flows from operating activities:
Net loss ................................................     $ (2,307,600)      $ (1,840,815)      $ (34,837,122)
Adjustments to reconcile net loss to net cash used in
 operating activities:
   Depreciation and amortization ........................           93,295            132,606           2,662,737
   Conversion of accrued interest to preferred stock                     0                  0              58,373
Changes in operating assets and liabilities:
   Contract receivable ..................................                0                  0          (1,000,000)
   Increase in prepaid expenses and other assets ........          (11,094)           (37,738)           (593,187)
   Increase in accounts payable and accrued
    expenses ............................................          317,094            404,844           1,713,234
   Increase in deferred revenue .........................           (1,111)           537,491              (1,111)
                                                              ------------       ------------       -------------
 Net cash (used in) operating activities ................       (1,909,416)          (803,612)        (31,997,076)
Cash flows from investing activities:
   Purchases of marketable securities, net ..............          619,537         (1,800,291)        (15,349,386)
   Capital expenditures .................................          (41,956)           (87,303)         (3,191,203)
   Other ................................................                0                  0             (46,182)
                                                              ------------       ------------       -------------
 Net cash provided by (used in) investing activities               577,581         (1,887,594)        (18,586,771)
Cash flows from financing activities:
   Proceeds from notes payable ..........................                0                  0           7,973,668
   Sale & leaseback related to capital acquisitions .....                0                  0             751,311
   Principal payments on lease obligations ..............          (41,359)           (37,275)           (880,624)
   Sale of common stock .................................           46,856             17,661          27,760,059
   Sale of preferred stock ..............................                0                  0          19,258,613
   Offering costs .......................................                0                  0          (3,112,941)
   Founder's shares reacquired ..........................                0                  0                (846)
   Purchase of treasury stock ...........................                0                  0              (2,768)
                                                              ------------       ------------       -------------
 Net cash provided by (used in) financing activities                 5,497            (19,614)         51,746,472
Net increase (decrease) in cash .........................       (1,326,338)        (2,710,820)          1,162,625
Cash and cash equivalents, beginning of period ..........        2,488,963         15,209,180                   0
                                                              ------------       ------------       -------------
Cash and cash equivalents, end of period ................     $  1,162,625       $ 12,498,360       $   1,162,625
                                                              ============       ============       =============
Supplemental disclosure of cash flow information:
   Interest paid during the period ......................     $      4,292       $      8,375       $     262,485

                        See Notes to Financial Statements

                         VIRUS RESEARCH INSTITUTE, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1998


(1) FINANCIAL STATEMENT PRESENTATION

     The unaudited financial statements of Virus Research Institute, Inc. (the "Company") herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the results of operations for the interim periods presented. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principals have been condensed or omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading. These financial statements and the notes thereto should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997. The results for the interim period presented are not necessarily indicative of the results for the full fiscal year.


(2) NET LOSS PER COMMON SHARE

     During 1997, the Company adopted Statement of Financial Accounting Standard No. 128, "Earnings per Share" requiring certain changes in the calculation of per share results. As the Company has reported net losses from operations in the years presented, the computation for basic and diluted earnings per share is identical.

                                     ANNEX A

================================================================================





                          AGREEMENT AND PLAN OF MERGER



                                 by and among


                            T CELL SCIENCES, INC.,


                                TC MERGER CORP.


                                      and


                        VIRUS RESEARCH INSTITUTE, INC.







                            Dated as of May 12, 1998







================================================================================

                                TABLE OF CONTENTS

                                                                                   Page
                                                                                  -----
ARTICLE 1.      THE MERGER ...................................................... A-5
  1.1           The Merger ...................................................... A-5
  1.2           The Closing ..................................................... A-5
  1.3           Effective Time .................................................. A-5
  1.4           Proxy Agreements ................................................ A-6
ARTICLE 2.      CERTIFICATE OF INCORPORATION AND BYLAWS OF THE SURVIVING
                CORPORATION ..................................................... A-6
  2.1           Charter ......................................................... A-6
  2.2           Bylaws .......................................................... A-6
ARTICLE 3.      DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION ............. A-6
  3.1           Directors of Surviving Corporation .............................. A-6
  3.2           Officers of Surviving Corporation ............................... A-6
ARTICLE 4.      EXCHANGE OF STOCK ............................................... A-6
  4.1           Outstanding Common Stock of Acquisition Sub ..................... A-6
  4.2           Conversion of VRI Securities .................................... A-6
  4.3           Exchange of Certificates Representing VRI Common Stock .......... A-8
  4.4           Return of Exchange Fund ......................................... A-9
  4.5           Lost or Stolen Certificates ..................................... A-10
ARTICLE 5.      REPRESENTATIONS AND WARRANTIES OF VRI ........................... A-10
  5.1           Existence; Good Standing; Authority ............................. A-10
  5.2           Authorization, Validity and Effect of Agreements ................ A-10
  5.3           Capitalization .................................................. A-11
  5.4           Subsidiaries .................................................... A-11
  5.5           Other Interests ................................................. A-11
  5.6           No Violation .................................................... A-11
  5.7           SEC Documents ................................................... A-12
  5.8           Financial Statements ............................................ A-12
  5.9           Litigation ...................................................... A-12
  5.10          Absence of Certain Changes ...................................... A-13
  5.11          Taxes ........................................................... A-13
  5.12          Books and Records ............................................... A-14
  5.13          Real Property ................................................... A-14
  5.14          Intellectual Property ........................................... A-14
  5.15          Compliance with Law; Permits; Environmental Matters ............. A-15
  5.16          Clinical Procedures ............................................. A-16
  5.17          Employee Matters ................................................ A-16
  5.18          Labor Matters ................................................... A-16
  5.19          No Brokers ...................................................... A-16
  5.20          Opinion of Financial Advisor .................................... A-16
  5.21          Related Party Transactions ...................................... A-17
  5.22          Contracts and Commitments ....................................... A-17
  5.23          Insurance ....................................................... A-17
  5.24          Proxy Statement ................................................. A-17
  5.25          Acquisition Proposals ........................................... A-17

ARTICLE 6.   REPRESENTATIONS AND WARRANTIES OF T CELL AND ACQUISITION SUB ....... A-17
  6.1        Existence; Good Standing; Authority ................................ A-17
  6.2        Authorization, Validity and Effect of Agreements ................... A-18
  6.3        Capitalization ..................................................... A-18
  6.4        Subsidiaries ....................................................... A-18
  6.5        Other Interests .................................................... A-18
  6.6        No Violation ....................................................... A-18
  6.7        SEC Documents ...................................................... A-19
  6.8        Financial Statements ............................................... A-19
  6.9        Litigation ......................................................... A-19
  6.10       Absence of Certain Changes ......................................... A-20
  6.11       Taxes .............................................................. A-20
  6.12       Real Property ...................................................... A-21
  6.13       Intellectual Property .............................................. A-21
  6.14       Compliance with Law; Permits; Environmental Matters ................ A-21
  6.15       Clinical Procedures ................................................ A-22
  6.16       Employee Matters ................................................... A-22
  6.17       Labor Matters ...................................................... A-23
  6.18       No Brokers ......................................................... A-23
  6.19       Opinion of Financial Advisor ....................................... A-23
  6.20       Related Party Transactions ......................................... A-23
  6.21       Contracts and Commitments .......................................... A-23
  6.22       Insurance .......................................................... A-23
  6.23       Proxy Statement .................................................... A-23
ARTICLE 7.   COVENANTS .......................................................... A-24
  7.1        Acquisition Proposals .............................................. A-24
  7.2        Conduct of Businesses by T Cell and VRI ............................ A-24
  7.3        Meetings of Stockholders ........................................... A-26
  7.4        Reorganization ..................................................... A-26
  7.5        Board of Directors ................................................. A-26
  7.6        Listing Application ................................................ A-26
  7.7        Filings; Other ..................................................... A-27
  7.8        Access to Information .............................................. A-27
  7.9        Publicity .......................................................... A-27
  7.10       Proxy Statement; Registration Statements ........................... A-27
  7.11       Further Action ..................................................... A-28
  7.12       Affiliates of VRI .................................................. A-28
  7.13       Expenses ........................................................... A-29
  7.14       Indemnification .................................................... A-29
  7.15       Acknowledgment of Receipt of Information. .......................... A-30
ARTICLE 8.   CONDITIONS ......................................................... A-31
  8.1        Conditions to Each Party's Obligation to Effect the Merger ......... A-31
  8.2        Conditions to Obligations of VRI to Effect the Merger .............. A-31
  8.3        Conditions to Obligation of T Cell and Acquisition Sub to Effect
                the Merger ...................................................... A-32
ARTICLE 9.   TERMINATION; AMENDMENT; WAIVER ..................................... A-32
  9.1        Termination ........................................................ A-32
  9.2        Effect of Termination .............................................. A-33
  9.3        Termination Fees and Expenses ...................................... A-33
  9.4        Extension; Waiver .................................................. A-34

ARTICLE 10.  GENERAL PROVISIONS ................................................  A-34
  10.1        Nonsurvival of Representations, Warranties and Agreements ......... A-34
  10.2        Notices ........................................................... A-34
  10.3        Assignment; Binding Effect; Benefit ............................... A-35
  10.4        Entire Agreement .................................................. A-35
  10.5        Amendment ......................................................... A-35
  10.6        Governing Law ..................................................... A-35
  10.7        Counterparts ...................................................... A-36
  10.8        Headings .......................................................... A-36
  10.9        Interpretation .................................................... A-36
  10.10       Waivers ........................................................... A-36
  10.11       Incorporation ..................................................... A-36
  10.12       Severability ...................................................... A-36
  10.13       Enforcement of Agreement .......................................... A-36
  10.14       Certain Definitions ............................................... A-36
Exhibit A--Principal Stockholders ...............................................  A-38
Exhibit B--See Annex B to this Joint Proxy Statement/Prospectus

                          AGREEMENT AND PLAN OF MERGER

     This AGREEMENT AND PLAN OF MERGER (this "Agreement"), is made and entered into as of May 12, 1998 by and among T Cell Sciences, Inc., a Delaware corporation ("T Cell"), TC Merger Corp., a Delaware corporation and a wholly-owned subsidiary of T Cell ("Acquisition Sub"), and Virus Research Institute, Inc., a Delaware corporation ("VRI").

                                    RECITALS

     WHEREAS, the boards of directors of T Cell, Acquisition Sub and VRI have each determined that it is advisable and in the best interests of their respective stockholders to consummate, and have approved, the business combination transaction provided for herein in which Acquisition Sub would merge with and into VRI and VRI would become a wholly-owned subsidiary of T Cell (the "Merger");

     WHEREAS, the boards of directors of T Cell, Acquisition Sub and VRI have determined that the Merger is in the best interests of their respective companies and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits, and accordingly have agreed to effect the transactions provided for herein upon the terms and subject to the conditions set forth herein;

     WHEREAS, contemporaneously with the execution of this Agreement, each of the stockholders of VRI named on Exhibit A attached hereto (the "Principal Stockholders") is entering into a separate agreement with T Cell and Acquisition Sub pursuant to which such Principal Stockholder agrees to (i) grant T Cell an irrevocable proxy to vote his, her or its shares of common stock, par value $.001 per share, of VRI (the "VRI Common Stock"), and (ii) not offer, sell, contract to sell, make any short sale, pledge, grant any option to purchase or otherwise dispose of the T Cell Common Stock (as hereinafter defined) or T Cell Warrants (as hereinafter defined) to be issued in the Merger by T Cell and received by such Principal Stockholder for a period of 90 days after the Effective Time (as hereinafter defined) (each a "Proxy Agreement");

     WHEREAS, T Cell, Acquisition Sub and VRI desire to make certain representations, warranties and agreements in connection with the Merger.

     NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:


ARTICLE 1. THE MERGER

     1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), Acquisition Sub shall be merged with and into VRI in accordance with this Agreement, and the separate corporate existence of Acquisition Sub shall thereupon cease. VRI shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"), subject to the provisions of Section 10.3(b) with respect to the possible restructuring of the Merger into a Direct Acquisition (as defined in Section 10.3(b)). The Merger shall have the effects specified in Section 259 of the Delaware General Corporation Law (the "DGCL").

     1.2 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place at the offices of Goodwin, Procter & Hoar LLP, Exchange Place, Boston, Massachusetts, at 9:00 a.m., local time, on the first business day following the day on which the last of the conditions set forth in Article 8 shall be fulfilled or waived in accordance herewith, or at such other time, date or place as the parties hereto may agree. Unless the parties shall otherwise agree, and subject to the satisfaction of the conditions set forth in the preceding sentence, the parties shall use their reasonable best efforts to cause the Closing to occur as soon as possible after the meetings of stockholders held pursuant to Section 7.3. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

     1.3  Effective Time. If all of the conditions to the Merger set forth in
Article 8 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 9, the parties hereto shall promptly cause a certificate of merger satisfying the requirements of the DGCL (the "Certificate of Merger") to be properly executed, verified and delivered for filing in accordance with the DGCL on the Closing Date. The Merger shall become effective upon the acceptance for record of the Certificate of Merger by the Secretary of State of Delaware in accordance with the DGCL or at such later time which the parties hereto shall have agreed upon and designated in such filing in accordance with applicable law as the effective time of the Merger (the "Effective Time").

     1.4 Proxy Agreements. As an inducement to T Cell and Acquisition Sub to enter into this Agreement, the Principal Stockholders are simultaneously with the execution and delivery of this Agreement executing and delivering the Proxy Agreements.


ARTICLE 2. CERTIFICATE OF INCORPORATION AND BYLAWS OF THE
           SURVIVING CORPORATION

     2.1 Charter. Subject to Section 10.3(b), the certificate of incorporation of VRI in effect immediately prior to the Effective Time (the "VRI Certificate") shall be the certificate of incorporation of the Surviving Corporation, until duly amended in accordance with applicable law (the "Surviving Corporation Certificate").

     2.2 Bylaws. Subject to Section 10.3(b), the bylaws of VRI in effect immediately prior to the Effective Time (the "VRI Bylaws") shall be the bylaws of the Surviving Corporation, until duly amended in accordance with applicable law (the "Surviving Corporation Bylaws").


ARTICLE 3. DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

     3.1 Directors of Surviving Corporation. Subject to Section 10.3(b), the director or directors of Acquisition Sub immediately prior to the Effective Time shall be the director or directors of the Surviving Corporation immediately after the Effective Time until his, her or their successors shall have been duly elected or appointed and qualified or until his, her or their earlier death, resignation or removal in accordance with the Surviving Corporation Certificate and the Surviving Corporation Bylaws.

     3.2 Officers of Surviving Corporation. The officers of the Surviving Corporation immediately after the Effective Time shall be as set forth in the Certificate of Merger.


ARTICLE 4. EXCHANGE OF STOCK

     4.1 Outstanding Common Stock of Acquisition Sub. At and after the Effective Time, each share of common stock of Acquisition Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of the common stock of the Surviving Corporation.

    4.2  Conversion of VRI Securities.


        (a) At the Effective Time, each share of VRI Common Stock issued and outstanding immediately prior to the Effective Time (other than those shares of VRI Common Stock to be canceled pursuant to Section 4.2(c)) shall, by virtue of the Merger and without any action on the part of VRI, T Cell or Acquisition Sub or the holders of any of the securities of any of such corporations, be converted into the right to receive the following (the "Merger Consideration"):


    (i) 1.55 shares (the "Common Stock Exchange Ratio") of common stock, par value $.001, of T Cell ("T Cell Common Stock") and the associated rights to purchase shares of T Cell Class C-1 Junior Participating Cumulative Preferred Stock, par value $0.01 per share, pursuant to the Rights Agreement (the "Rights Agreement") dated November 10, 1994 between T Cell and State Street Bank & Trust Company, as Rights Agent, as amended (the "Preferred Stock Rights").


     (ii) 0.20 of a warrant (the "Warrant Exchange Ratio") to purchase one share of T Cell Common Stock (a "T Cell Warrant" and collectively, the "T Cell Warrants"), each such T Cell Warrant to be issued in accordance with the Common Stock Purchase Warrant Provisions attached hereto as Exhibit B. Subject to the applicable limitations under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), T Cell shall file a Registration Statement on the appropriate form prescribed by the Securities and Exchange Commission (the "SEC") covering the continuous offering and sale to the holders of T Cell Warrants of the shares of T Cell Common Stock purchasable upon exercise thereof (the "New Warrants Shelf"). T Cell shall use its reasonable best efforts to file the New Warrants Shelf as soon as practicable and in any event not later than the filing of the Form S-4 (as defined in Section 7.10 hereof), to cause the SEC to declare such registration statement effective on or prior to the Effective Time or as soon thereafter as practicable, and to maintain the effectiveness of the New Warrants Shelf (and maintain the current status of the prospectus included therein) until all T Cell Warrants have been exercised or have terminated in accordance with their terms.

        (b) As a result of the Merger and without any action on the part of the holders thereof, all shares of VRI Common Stock shall cease to be outstanding, shall be canceled and retired and shall cease to exist and each holder of a certificate (a "Certificate" and, collectively, the "Certificates") representing any shares of VRI Common Stock (other than those shares of VRI Common Stock to be canceled pursuant to Section 4.2(c) hereof) shall thereafter cease to have any rights with respect to such shares of VRI Common Stock, except, where applicable, the right to receive, without interest, the Merger Consideration in accordance with Sections 4.2(a) and 4.3(e) and dividend(s) payable in accordance with Section 4.3(c), upon the surrender of such Certificate.

        (c) Each share of VRI Common Stock issued and held in VRI's treasury or owned by T Cell or Acquisition Sub immediately prior to the Effective Time, if any, by virtue of the Merger shall cease to be outstanding, shall be canceled and retired and shall cease to exist and no payment of any consideration shall be made with respect thereto.

        (d) At the Effective Time, T Cell will assume the obligations of the Company under VRI's 1992 Equity Incentive Plan (the "VRI Stock Option Plan") and each outstanding option to purchase VRI Common Stock (a "VRI Stock Option") granted under the VRI Stock Option Plan, whether vested or unvested, shall be deemed assumed by T Cell and deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such VRI Stock Option prior to the Effective Time the following: (i) with respect to each VRI Stock Option that qualifies as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") (a "VRI ISO") that number of whole shares of T Cell Common Stock (plus the associated Preferred Stock Rights, if applicable to shares of T Cell Common Stock in general at the time) equal to the product of the number of shares of VRI Common Stock covered by such VRI ISO immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio (rounded down to the nearest whole number of shares of T Cell Common Stock), and (ii) with respect to each VRI Stock Option that does not qualify as a VRI ISO (a "VRI NQSO") (X) that number of whole shares of T Cell Common Stock (plus the associated Preferred Stock Rights, if applicable to shares of T Cell Common Stock in general at the time) equal to the product of the number of shares of VRI Common Stock covered by such VRI NQSO immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio (rounded down to the nearest whole number of shares of T Cell Common Stock) and (Y) that number of whole T Cell Warrants equal to the product of the number of shares covered by such VRI NQSO immediately prior to the Effective Time multiplied by the Warrant Exchange Ratio (rounded down to the nearest whole number of T Cell Warrants); provided that following such assumption and adjustment, (A) all references in the VRI Stock Options and the VRI Stock Option Plan to VRI shall (unless the context otherwise requires) be deemed to be references to T Cell and (B) the exercise price per share of shares of T Cell Common Stock under each VRI Stock Option shall be equal to the exercise price per share of VRI Common Stock under such VRI Stock Option immediately prior to the Effective Time divided by the Common Stock Exchange Ratio (rounded up to the nearest cent).

        As soon as practicable after the Effective Time, T Cell shall deliver to each holder of an outstanding VRI Stock Option an appropriate notice setting forth such holder's rights pursuant thereto, and such VRI Stock Option shall continue in effect on the same terms and conditions (including antidilution provisions). T Cell shall comply with the VRI Stock Option Plan and take such actions within its control that are reasonably necessary to ensure that each VRI ISO prior to the Effective Time will continue to qualify under Section 422 of the Code.

        T Cell shall take all corporate action necessary to reserve for issuance a sufficient number of shares of T Cell Common Stock and T Cell Warrants for delivery pursuant to the terms set forth in this Section 4.2(d).

        Subject to any applicable limitations under the Securities Act, T Cell shall file a Registration Statement on Form S-8 (or any successor form), effective as of the Effective Time, with respect to the shares of T Cell Common Stock and T Cell Warrants issuable upon exercise of the VRI Stock Options, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus relating thereto) for so long as any VRI Stock Options shall remain outstanding.

        VRI will take all necessary actions pursuant to VRI Stock Option Plan and the instruments evidencing the VRI Stock Options to provide for the conversion and assumption of the VRI Stock Options in accordance with this
Section 4.2(d).

        (e) At the Effective Time, T Cell will assume the obligations of VRI with respect to each outstanding warrant to subscribe for and purchase VRI Common Stock (collectively, the "VRI Warrants"), subject to the provisions of Section 4.3(e). The VRI Warrants shall continue to have, and be subject to, the same terms and conditions as set forth in the applicable warrant agreements and warrant certificates, as in effect on the date of this Agreement, pursuant to which the VRI Warrants were issued (true and correct copies of which have been delivered to T Cell), provided that (i) all references in the VRI Warrants to VRI shall (unless the context otherwise requires) be deemed to be references to T Cell, (ii) each VRI Warrant shall be exercisable for (X) that number of whole shares of T Cell Common Stock (plus the associated Preferred Stock Rights, if applicable, to shares of T Cell Common Stock in general at the time) equal to the product of the number of shares of VRI Common Stock covered by the VRI Warrant immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio (rounded down to the nearest whole number of shares of T Cell Common Stock) and (Y) that number of whole T Cell Warrants equal to the product of the number of shares covered by the VRI Warrant immediately prior to the Effective Time multiplied by the Warrant Exchange Ratio (rounded down to the nearest whole number of T Cell Warrants) and (iii) the exercise price per share of shares of T Cell Common Stock under each VRI Warrant shall be equal to the exercise price per share of VRI Common Stock under the VRI Warrant immediately prior to the Effective Time divided by the Common Stock Exchange Ratio (rounded down to the nearest cent). T Cell shall (A) reserve for issuance the number of shares of T Cell Common Stock and T Cell Warrants that will become issuable upon the exercise of the VRI Warrants pursuant to this Section 4.2(e), and (B) promptly after the Effective Time issue to each holder of an outstanding VRI Warrant a document evidencing the assumption by T Cell of VRI's obligations with respect thereto under this Section 4.2(e). Subject to the applicable limitations under the Securities Act, T Cell shall file a Registration Statement on the appropriate form prescribed by the SEC covering the continuous offering and sale to the holders of the VRI Warrants of (x) the shares of T Cell Common Stock purchasable upon exercise thereof, (y) the T Cell Warrants purchasable upon exercise thereof and (z) the shares of T Cell Common Stock purchasable upon exercise of the T Cell Warrants purchasable upon exercise of the VRI Warrants (the "Old Warrants Shelf"). T Cell shall use its reasonable best efforts to file the Old Warrants Shelf as soon as practicable and in any event not later than the filing of the Form S-4 (as defined in Section 7.10 hereof), to cause the SEC to declare such registration statement effective on or prior to the Effective Time, or as soon thereafter as practicable, and to maintain the effectiveness of the Old Warrants Shelf (and maintain the current status of the prospectus included therein) until all VRI Warrants have been exercised or have terminated in accordance with their terms. The Old Warrants Shelf may be combined with the New Warrants Shelf in a single registration statement at the option of T Cell.

        (f) In the event that subsequent to the date of this Agreement, but prior to the Effective Time, the outstanding shares of T Cell Common Stock or VRI Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other changes in T Cell's or VRI's capitalization (a "Recapitalization"), as the case may be, then an appropriate and proportionate adjustment shall be made to the Common Stock Exchange Ratio and Warrant Exchange Ratio so that each holder of VRI Common Stock (other than any such shares held directly or indirectly by T Cell and any such shares held as treasury stock by VRI) outstanding immediately prior to the Effective Time (the "VRI Stockholders") and each holder of options or warrants to acquire VRI Common Stock outstanding immediately prior to the Effective Time shall receive pursuant to this Section 4.2 the equivalent equity interest in T Cell that such VRI Stockholder or holder of options or warrants of VRI would have received had no such Recapitalization occurred.

   4.3  Exchange of Certificates Representing VRI Common Stock.

        (a) As of the Effective Time, T Cell shall deposit, or shall cause to be deposited, with an exchange agent selected by T Cell on or prior to the Effective Time (the "Exchange Agent"), for the benefit of the holders of shares of VRI Common Stock, for exchange in accordance with this Article 4, (i) a certificate representing the shares of T Cell Common Stock to be issued pursuant to Section 4.2(a), (ii) a certificate representing the T Cell Warrants to be issued pursuant to Section 4.2(a), and (iii) cash in lieu of fractional shares of T Cell Common Stock (the "Fractional Shares") and fractional T Cell Warrants ("Fractional Warrants") to be paid pursuant to this Section 4.3, in exchange for outstanding shares of VRI Common Stock (such certificates for shares of T Cell Common Stock, T Cell Warrants and cash in lieu of Fractional Shares and Fractional Warrants shall hereinafter be referred to as the "Exchange Fund").

        (b) Promptly after the Effective Time (and in any event within two (2) business days after the Effective Time), the parties hereto shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions not inconsistent with the terms of this Agreement as T Cell may reasonably specify. Upon surrender of a Certificate for cancellation to the Exchange Agent and delivery to the Exchange Agent of such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a certificate representing the number of whole shares of T Cell Common Stock to which such holder shall be entitled, (ii) a certificate representing the number of whole T Cell Warrants to which such holder shall be entitled and (iii) a check for the cash to be paid in lieu of Fractional Shares and/or Fractional Warrants, if any, due such holder pursuant to Section 4.3(e) plus the amount of any dividends or distributions, pursuant to Section 4.3(c), if any, after giving effect to any required withholding tax, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the amount payable in lieu of Fractional Shares and/or Fractional Warrants, if any, or on the dividends or distributions, if any, due and payable to holders of Certificates pursuant to this Section 4.3. In the event of a transfer of ownership of VRI Common Stock which is not registered in the stock transfer records of VRI, certificates representing the proper number of shares of T Cell Common Stock and T Cell Warrants, together with a check for the cash to be paid in lieu of Fractional Shares and/or Fractional Warrants, if any, pursuant to Section 4.3(e), plus, to the extent applicable, the amount of any dividends or distributions, if any, due and payable pursuant to Section 4.3(c), may be issued to such a transferee if the Certificate representing shares of such VRI Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

        (c) Notwithstanding any other provisions of this Agreement, dividends or other distributions on shares of T Cell Common Stock after the Effective Time with respect to any shares of VRI Common Stock represented by a Certificate that has not been surrendered for exchange shall be paid only as provided herein. Following surrender of any such Certificate, the holder thereof shall be entitled, subject to the provisions and effect of applicable abandoned property, escheat or similar laws, to receive for the whole shares of T Cell Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of T Cell Common Stock and not paid, less the amount of any withholding taxes which may be required thereon; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such shares of T Cell Common Stock, less the amount of any withholding taxes which may be required thereon.

        (d) At and after the Effective Time, there shall be no transfers on the stock transfer books of VRI of the shares of VRI Common Stock which were outstanding immediately prior to the Effective Time and if, after the Effective Time, Certificates are presented for transfer, they shall be canceled against delivery of the Merger Consideration as hereinabove provided. Certificates surrendered for exchange by any person constituting an "affiliate" of VRI for purposes of Rule 145 under the Securities Act, as such rule may be amended from time to time ("Rule 145"), shall not be exchanged until T Cell has received an affiliate letter (the "Affiliate Letter") from such person as provided in
Section 7.13, it being understood that with respect to the Principal Stockholders the execution and delivery of a Proxy Agreement shall be deemed to constitute delivery to T Cell of an Affiliate Letter.

        (e) No Fractional Shares or Fractional Warrants shall be issued pursuant hereto. In lieu of the issuance of any Fractional Shares pursuant to this Agreement, each holder of VRI Common Stock upon surrender of Certificates for exchange shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the average closing price of T Cell Common Stock on the Nasdaq National Market (the "Nasdaq") on the five (5) trading days immediately preceding the Closing Date (the "Fair Market Value") by (ii) the fractional amount of the shares of T Cell Common Stock, which such holder would otherwise be entitled to receive under this Article 4. The fractional share interests of each former holder of VRI Securities will be aggregated and no such holder will receive cash in an amount greater than or equal to the value of one full share of T Cell Common Stock.

        (f) All Merger Consideration issued or paid, as the case may be, upon the surrender for exchange of Certificates representing shares of VRI Common Stock in accordance with the terms of this Article 4 shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of VRI Common Stock exchanged for Merger Consideration theretofore represented by such Certificates.

     4.4 Return of Exchange Fund. Any portion of the Exchange Fund (including any cash payable for Fractional Shares and/or Fractional Warrants, and any shares of T Cell Common Stock) that remains unclaimed by the former stockholders of VRI one year after the Effective Time shall be returned to T Cell (provided that T

Cell shall issue such shares of T Cell Common Stock and/or T Cell Warrants and/or pay such cash in accordance with this Article 4 to former stockholders of VRI who thereafter surrender their Certificates), subject to the provisions and effect of applicable abandoned property, escheat or similar laws. Any former stockholders of VRI who have not theretofore complied with this Article 4 shall thereafter look only to T Cell for issuance or payment of that portion of their VRI Common Stock representing T Cell Common Stock, T Cell Warrants and cash in lieu of Fractional Shares (in accordance with Section 4.3(e) hereof, if any, as determined pursuant to this Agreement, without any interest thereon. None of T Cell, VRI, the Exchange Agent or any other person shall be liable to any former holder of shares of VRI Common Stock for any shares of stock or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.


     4.5 Lost or Stolen Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by T Cell, the posting by such person of a bond in such reasonable amount as T Cell may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or T Cell will issue in exchange for such lost, stolen or destroyed Certificate the shares of T Cell Common Stock, T Cell Warrants and cash in lieu of Fractional Shares and/or Fractional Warrants (in accordance with Section 4.3(c) hereof), if any, to which such person is entitled under Section 4.3(b) (and to the extent applicable, dividends and distributions payable pursuant to Section 4.3(c)).


ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF VRI

     VRI represents and warrants to T Cell and Acquisition Sub that the statements contained in this Article 5 are true and correct, except as set forth in the disclosure letter delivered at or prior to the execution hereof to T Cell and Acquisition Sub (the "VRI Disclosure Letter"). The VRI Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article 5, and the disclosures in any paragraph of the VRI Disclosure Letter shall also be deemed to qualify all other paragraphs in this Article 5.

   5.1  Existence; Good Standing; Authority.


        (a) VRI is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. VRI is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a material adverse effect on the business, assets, prospects, results of operations or financial condition of VRI (other than changes that are the effect of economic factors affecting the economy as a whole or changes that are the effect of factors generally affecting the industry in which VRI conducts its business) (a "VRI Material Adverse Effect"); provided, however, that a "VRI Material Adverse Effect" shall not include any adverse effect primarily arising out of or resulting primarily from actions contemplated by the parties in connection with, or that is primarily attributable to, the announcement or performance of this Agreement and the transactions contemplated hereby. VRI has all requisite corporate power and authority to carry on its business as now conducted.


        (b) Copies of the VRI Certificate and VRI Bylaws (and in each such case, all amendments thereto) have previously been delivered to T Cell and its counsel and such copies are true, correct and complete.


   5.2  Authorization, Validity and Effect of Agreements.


        (a) VRI has the requisite power and authority to enter into and perform the transactions contemplated hereby and to execute and deliver this Agreement. The Board of Directors of VRI has unanimously approved this Agreement, the Merger, and the other transactions contemplated by this Agreement and has resolved to recommend that the holders of VRI Common Stock adopt and approve this Agreement at the VRI stockholders' meeting to be held in accordance with the provisions of Section 7.3 hereof. In connection with the foregoing, the Board of Directors of VRI have taken such actions and votes as are necessary to render the provisions of Section 203 of the DGCL inapplicable to the Merger, this Agreement and the transactions contemplated hereby and thereby without the payment of consideration to holders of VRI Common Stock other than the Merger Consideration. As of the date hereof, all of the directors and executive officers of VRI and the Principal Stockholders have indicated that they presently intend to vote all VRI Common Stock which they own or the voting of which they control to approve the adoption of this Agreement and the approval of the Merger. The execution by VRI of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of VRI, subject, in the case of this Agreement only, to the approval of the Merger by a majority of the votes entitled to be cast by the holders of the outstanding VRI Common Stock. This Agreement constitutes the valid and legally binding obligations of VRI, enforceable against VRI in accordance with its terms.

   5.3  Capitalization.

        (a) The authorized capital stock of VRI consists of 30,000,000 shares of VRI Common Stock, 9,034,355 of which are issued and outstanding and 5,000,000 shares of Preferred Stock, none of which are issued or outstanding. There are no shares of VRI Common Stock held in the treasury of VRI. VRI has no shares of VRI Common Stock reserved for issuance other than 1,517,166 shares of VRI Common Stock reserved for issuance pursuant to the VRI Stock Option Plan and 83,584 shares of VRI Common Stock reserved for issuance upon the exercise of the VRI Warrants. All issued and outstanding shares of capital stock of VRI are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. None of the VRI Common Stock has been issued in violation of any federal or state securities law.

        (b) Except as set forth in Section 5.3 of the VRI Disclosure Letter:

        (i) VRI has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of VRI on any matter;

        (ii) VRI does not have any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate VRI to issue, transfer or sell any shares of capital stock of VRI;

        (iii) there are no agreements or understandings to which VRI is a party with respect to the voting of any shares of capital stock of VRI or which restrict the transfer of any such shares;

        (iv) there are no outstanding contractual obligations of VRI to repurchase, redeem or otherwise acquire any shares of capital stock or any other securities of VRI; and

        (v) VRI is not under any obligation, contingent or otherwise, by reason of any agreement to register any of its securities under the Securities Act.

     5.4 Subsidiaries. VRI has no subsidiaries and does not control, directly or indirectly, or have any loans to any, corporation, partnership, joint venture, association business or other entity.

     5.5 Other Interests. Except as set forth in Section 5.5 of the VRI Disclosure Letter, VRI does not own directly or indirectly any interest or investment (whether equity or indebtedness for borrowed money of $100,000 or more) in any corporation, partnership, joint venture, business, trust or other entity (other than investments in short-term investment securities).

     5.6 No Violation. Except as set forth in Section 5.6 of the VRI Disclosure Letter, neither the execution, delivery and performance by VRI of this Agreement, nor the consummation by VRI of the transactions contemplated by this Agreement, will: (i) violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under the VRI Certificate or the VRI Bylaws; (ii) result in a breach or violation of, a default under, or the triggering of any payment or other material obligation pursuant to, or accelerate vesting under, any stock option plan or option issued by VRI or any grant or award under any of the foregoing; (iii) violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of VRI under, or result in being declared void, voidable or without further binding effect pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which VRI is a party, or by which VRI is bound or affected, except for any of the foregoing matters which, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect and would not prevent or materially delay the consummation of the transactions contemplated hereby; (iv) violate, conflict with or result in a breach of any laws of the United States or any state or other jurisdiction applicable to VRI, except for any of the foregoing matters which would not reasonably be expected to have a VRI Material Adverse Effect; or (v) other than the filings provided for in Article 1 and Section 7.7 of this Agreement, if required, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act or applicable state securities and "blue sky" laws, require any consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority, except where the failure to obtain any such consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority, would not reasonably be expected to have a VRI Material Adverse Effect and would not prevent or materially delay the consummation of the transactions contemplated hereby.

     5.7 SEC Documents. VRI has filed all required forms, reports and documents, including, but not limited to VRI's Form 10-K filed with respect to the year ended December 31, 1997 (collectively, the "VRI SEC Reports"), with the SEC since the earliest date on which VRI became subject to the reporting obligations of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), all of which were prepared in all material respects in accordance with the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder (collectively, the "Securities Laws"). As of their respective dates, the VRI SEC Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Laws and
(ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the balance sheets included in or incorporated by reference into the VRI SEC Reports (including the related notes and schedules) fairly presents in all material respects the financial position of VRI as of its date and each of the statements of income, retained earnings and cash flows included in or incorporated by reference into the VRI SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of VRI for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which were not and are not expected to be material in amount), in each case in accordance with generally accepted accounting principles consistently applied (except as otherwise indicated in the notes thereto) during the periods involved, except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Section 13 or 15(d) of the Exchange Act.

   5.8  Financial Statements.

        (a) VRI's financial statements at and for the quarter ended March 31, 1998 (the "Q-1 1998 VRI Financial Statements"), including the balance sheet at March 31, 1998 included therein (the "VRI Base Balance Sheet"), a copy of which has been provided by VRI to T Cell, fairly present in all material respects the results of operations and financial position of VRI as of their dates, and the VRI Q-1 1998 Financial Statements (including any related notes and schedules) fairly present in all material respects results of operations, retained earnings or cash flows, as the case may be of VRI for the periods set forth therein subject to normal and recurring year-end adjustments and in each case in accordance with generally accepted accounting principles consistently applied (except as otherwise indicated in the notes thereto and as permitted by Form 10-Q under the Exchange Act) during the periods involved.

        (b) Except as disclosed in the VRI SEC Reports filed prior to the date hereof, VRI does not have any known liabilities of any nature, whether accrued, absolute, contingent or otherwise, asserted or unasserted except liabilities
(i) stated or adequately reserved against on the VRI Base Balance Sheet or the notes thereto, (ii) reflected in Section 5.8(b) of the VRI Disclosure Letter,
(iii) incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected on the VRI Base Balance Sheet, (iv) incurred after the date of the VRI Base Balance Sheet in the ordinary course of business of VRI consistent with the terms of this Agreement or (v) which would not reasonably be expected to have a VRI Material Adverse Effect.

     5.9 Litigation. Except as set forth in Section 5.9 to the VRI Disclosure Letter, there are (i) no continuing orders, injunctions or decrees of any court, arbitrator or governmental authority to which VRI is a party or by which it is bound or, to the knowledge of VRI, to which any of VRI's directors, officers, employees or agents, in such capacity, is a party or, to the knowledge of VRI, by which any of them is bound, and (ii) no actions, suits, investigations or proceedings pending against VRI or, to the knowledge of VRI, against any of VRI's directors, officers, employees or agents, in such capacities, or, to the knowledge of VRI, threatened against VRI or against any of its directors, officers, employees or agents, in such capacities, at law or in equity, or before or by any federal, state or local commission, board, bureau, agency or instrumentality, that would, individually or in the aggregate, reasonably be expected to have a VRI Material Adverse Effect.

     5.10 Absence of Certain Changes. Except as disclosed in the VRI SEC Reports filed with the SEC prior to the date hereof or as set forth in Section
5.10 of the VRI Disclosure Letter or the Q-1 1998 VRI Financial Statements, since December 31, 1997, VRI has conducted its business only in the ordinary course of such business and there has not been:

        (a) any VRI Material Adverse Effect;

        (b) any declaration, setting aside or payment of any dividend or other distribution with respect to the capital stock of VRI or any direct or indirect redemption, purchase or other acquisition by VRI of its own capital stock;

        (c) any material commitment or contractual obligation (each, a "Commitment") entered into by VRI outside the ordinary course of business except for Commitments incurred in connection with the Merger and the transactions contemplated hereby and thereby;

        (d) any material change in VRI's accounting principles, practices or methods;

        (e) any material contingent liability incurred by VRI as guarantor or otherwise with respect to the obligations of others or any cancellation of any material debt or claim owing to, or waiver of any material right of, VRI;

        (f) any mortgage, encumbrance or lien placed on any of the material properties of VRI which remains in existence on the date hereof;

        (g) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties, assets or businesses of VRI;

        (h) any change in the compensation payable or to become payable by VRI to any of its officers or key employees, other than normal merit increases in accordance with its usual practices; or any bonus payment or arrangement made to or with any of such officers or key employees; or

        (i) any change with respect to the officers or management of VRI which would reasonably be expected to have a VRI Material Adverse Effect.

     5.11 Taxes. Except as set forth in Section 5.11 of the VRI Disclosure Letter and except for any of the following that would not reasonably be expected to have a VRI Material Adverse Effect:

        (a) VRI has paid or caused to be paid all federal, state, local, municipal, foreign, and other taxes, including without limitation, income taxes, estimated taxes, alternative minimum taxes, excise taxes, sales taxes, use taxes, value-added taxes, gross receipts taxes, franchise taxes, municipal taxes, capital stock taxes, employment and payroll-related taxes, withholding taxes, stamp taxes, transfer taxes, windfall profit taxes, environmental taxes and real and personal property taxes, whether or not measured in whole or in part by net income, and all deficiencies, or other additions to tax, interest, fines and penalties (collectively, "Taxes"), owed by it through the date hereof except for Taxes, which are being contested in good faith by such party and for which VRI has adequate reserves on the VRI Base Balance Sheet.

        (b) VRI has timely filed all federal, state, local, municipal and foreign tax returns and related information required to be filed by it and all such returns and related information set forth in all material respects the amount of any Taxes relating to the applicable period.

        (c) Neither the Internal Revenue Service ("IRS") nor any other governmental authority is now asserting against VRI or, to the knowledge of VRI, threatening to assert against VRI any deficiency or claim for additional Taxes. No claim has ever been made by a taxing authority in a jurisdiction where VRI does not file reports and returns that VRI is or may be subject to taxation by that jurisdiction. There are no security interests or statutory tax liens on any of the assets of VRI that arose in connection with any failure (or alleged failure) to pay any Taxes when due. VRI has never entered into a closing agreement pursuant to Section 7121 of the Internal Revenue Code of 1986, as amended (the "Code").

        (d) VRI has not received written notice of any audit of any tax return filed by VRI, and VRI has not been notified by any tax authority that any such audit is contemplated or pending. VRI has not executed or filed with the IRS or any other taxing authority any agreement now in effect extending the period for assessment or collection of any income or other taxes, and no extension of time with respect to any date on which a tax return was or is to be filed by or with respect to VRI is in force.

        (e) VRI has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other party.

   5.12 Books and Records. Except as set forth in Section 5.12 of the VRI Disclosure Letter:


        (a) The books of account and other financial records of VRI are true, complete and correct in all material respects, have been maintained in all material respects in accordance with good business practices, and are accurately reflected to the extent required in all material respects in the financial statements included in the VRI SEC Reports.


        (b) The minute books and other records of VRI have been made available to T Cell or its representatives, contain in all material respects accurate records of all meetings and accurately reflect in all material respects all other corporate action of the stockholders and directors and any committees of the Board of Directors of VRI.


     5.13 Real Property. All of the real property leased by VRI (the "VRI Leased Real Property") is set forth in Section 5.13 of the VRI Disclosure Letter. VRI does not own any real property. The lease of the VRI Leased Real Property (the "VRI Lease") is in full force and effect. VRI is not in default under the VRI Lease, other than any defaults which would not reasonably be expected to have a VRI Material Adverse Effect. VRI has not received any notice from any governmental authority of any violation of any law, ordinance, regulation, license, permit or authorization issued with respect to its operations at or improvements of the VRI Leased Real Property that has not been heretofore corrected or that would be reasonably be expected to have a VRI Material Adverse Effect.


   5.14 Intellectual Property.


        (a) To the knowledge of VRI, VRI owns, or is licensed or otherwise possesses legally enforceable rights under, all patents, trademarks, trade names, service marks, copyrights (and any applications for such patents, trademarks, trade names, service marks and copyrights), schematics, technology, know-how, and tangible or intangible proprietary information or material (collectively, "Intellectual Property") that are material to the conduct of its business as currently conducted or planned to be conducted (as described in VRI's Annual Report on Form 10-K for the year ended December 31, 1997 (the "VRI 10-K"). Section 5.14 of the VRI Disclosure Letter lists (i) all material written licenses, sublicenses and other agreements to which VRI is a party and pursuant to which any third party is authorized to use any Intellectual Property rights of VRI or pursuant to which VRI assigns Intellectual Property rights to any third party (the "VRI Outlicenses"), and (ii) all material written licenses, sublicenses and other agreements to which VRI is a party and pursuant to which VRI is authorized to use any third party patents, trademarks, copyrights or other Intellectual Property (the "VRI Inlicenses"). Except as set forth in Section 5.6 or Section 5.14 of the VRI Disclosure Letter, no consent of any party to the VRI Inlicenses or the VRI Outlicenses is required in connection with the Merger or any other transactions contemplated hereby.


        (b) VRI has not been named in any suit, action or proceeding which involves a claim of infringement by VRI of any Intellectual Property right of any third party, which, if determined adversely to VRI, would reasonably be expected to have a VRI Material Adverse Effect, and VRI has not received any written notice of such claim or infringement or written threat as to the institution by a third party of any such suit, action or proceeding. VRI is a party to agreements that provide that VRI will own all Intellectual Property rights in any developments made by any of its employees or contractors. VRI has taken steps in accordance with its standard business practice to establish and preserve its ownership of its Intellectual Property, including requiring all of its professional and technical employees, all other employees having access to valuable non-public information of VRI and all consultants and independent contractors involved in the development of any of its Intellectual Property to execute confidentiality agreements substantially in the form provided to T Cell, except where the failure to do any of the foregoing would not be reasonably expected to have a VRI Material Adverse Effect. To the knowledge of VRI, the conduct of its business as currently conducted and planned to be conducted (as described in the VRI 10-K) does not infringe any Intellectual Property rights of a third party, other than infringements that would not reasonably be expected to have a VRI Material Adverse Effect. To the knowledge of VRI, the Intellectual Property rights of VRI are not being infringed by activities, products or services of any third party in a manner that would reasonably be expected to have a VRI Material Adverse Effect. VRI has not been named in any suit, action or proceeding which involves a claim by a third party challenging the validity of, or VRI's rights, in its Intellectual Property, and which would reasonably be expected to have a VRI Material Adverse Effect.


        (c) All U.S. patents and U.S. patent applications which are owned by VRI and which are material to the conduct of its business as currently conducted and planned to be conducted (as described in the VRI 10-K) have been duly issued by or filed in, as applicable, the United States Patent and Trademark Office and have been properly maintained and renewed in accordance with all applicable provisions of law and administrative regulations of the United States. True and complete copies thereof have been delivered to T Cell.


     5.15 Compliance with Law; Permits; Environmental Matters. Except as set forth in Section 5.15 of the VRI Disclosure Letter:


        (a) VRI is not in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which VRI or any of its properties or assets is subject, except for such violations which, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect. VRI has obtained all licenses, permits and other authorizations and has taken all actions required by applicable law or governmental regulations in connection with its businesses as now or previously conducted, except for failures to obtain such authorization or take such actions which, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect.


        (b) VRI holds such registrations, applications, licenses, requests for exemptions, permits and other regulatory authorizations (collectively, the "Permits") from the U.S. Food and Drug Administration (the "FDA") as are material to the conduct of VRI's businesses as presently conducted, except for such Permits the lack of which would not reasonably be expected to have a VRI Material Adverse Effect. VRI is in compliance with such Permits, except for such instances of noncompliance which, individually and in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect and has no reason to believe that there exists a reasonable basis for the revocation or suspension of any such Permits which would reasonably be expected to have a VRI Material Adverse Effect. To the knowledge of VRI, no party which granted any such Permit is considering revocation or suspension thereof.


        (c) VRI has complied with all applicable Environmental Laws (as defined below), except for violations of Environmental Laws that would not, individually or in the aggregate, reasonably be expected to have a VRI Material Adverse Effect. There is no pending or, to the knowledge of VRI, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any governmental entity, relating to any Environmental Law involving VRI, except for litigation, notices of violations, formal administrative proceedings or investigations, inquiries or information requests that would not, individually or in the aggregate, reasonably be expected to have a VRI Material Adverse Effect. For purposes of the Agreement, "Environmental Law" means any federal, state or local law, statute, rule or regulation or the common law relating to the environment or occupational health and safety.


        (d) To the knowledge of VRI, there have been no releases of any Materials of Environmental Concern (as defined below) into the environment at any parcel of real property or any facility formerly or currently owned, operated or controlled by VRI, other than releases that would not, individually or in the aggregate, reasonably be expected to have a VRI Material Adverse Effect. Except as set forth in Section 5.15 of the VRI Disclosure Letter and except for any matter which would not reasonably be expected to have a VRI Material Adverse Effect, neither VRI nor, to the knowledge of VRI, any legal predecessor, affiliate or former affiliate of VRI, has received any notice that it is potentially responsible under any Environmental Law for response costs or natural resource damages, as those terms are defined under the Environmental Laws, at any location and, to the knowledge of VRI, VRI has not transported or disposed of, or allowed or arranged for any third party to transport or dispose of, any waste containing Materials of Environmental Concern at any location including, but not limited to, those in the National Priorities List, as defined under the United States Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA), or any location proposed for inclusion on that list or at any location on any analogous state or other list. For purposes of this Agreement, "Materials of Environmental Concern" means any chemicals, pollutants or contaminants, hazardous substances (as such term is defined under CERCLA), solid wastes and hazardous wastes (as such terms are defined under the federal Resources Conservation and Recovery Act ("RCRA"), toxic materials, oil or petroleum and petroleum products, or any other material subject to regulation under any Environmental Law.

     5.16 Clinical Procedures. The human clinical trials, animal studies and other preclinical tests conducted by VRI or in which VRI has participated, and such studies and tests conducted on behalf of VRI, were and, if still pending, are being conducted in all material respects in accordance with experimental protocols, procedures and controls generally used by qualified experts in the preclinical or clinical study of products comparable to those being developed by VRI; neither VRI nor any agent or representative of VRI has received any notices or correspondence from the FDA or any other governmental agency requiring the termination, suspension or modification (other than such modifications as are normal in the regulatory process) of any animal studies, preclinical tests or clinical trials conducted by or on behalf of VRI or in which VRI has participated, except for such terminations, suspensions or modifications which, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect.

     5.17 Employee Matters. With respect to all the employee benefit plans, programs and arrangements maintained for the benefit of any current or former employee, officer or director of VRI (the "VRI Benefit Plans"), except as set forth in Section 5.17 of the VRI Disclosure Letter or in the VRI SEC Reports,
(a) each VRI Benefit Plan and any related trust intended to be qualified under Sections 401(a) and 501(a) of the Code has received a favorable determination letter from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to materially adversely affect the qualified status of such VRI Benefit Plan or related trust, (b) each VRI Benefit Plan has been operated in all material respects in accordance with the terms and requirements of applicable law and all required returns and filings for each VRI Benefit Plan have been timely made, except for failures to file which, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect, (c) VRI has not incurred any direct or indirect material liability under, arising out of or by operation of Title I or Title IV of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), in connection with any VRI Benefit Plan or other retirement plan or arrangement, and VRI has no knowledge of any fact or event that would reasonably be expected to give rise to any such material liability, (d) all material contributions due and payable on or before the date hereof in respect of each VRI Benefit Plan have been made in full and in proper form, (e) VRI has never sponsored or been obligated to contribute to any "multiemployer plan" (as defined in Section 3(37) of ERISA), "multiple employer plan" (as defined in
Section 413 of the Code) or "defined benefit plan" (as defined in Section 3(35) of ERISA), (f) except as otherwise required under ERISA, the Code and applicable state laws, no VRI Benefit Plan currently or previously maintained by VRI provides any post-retirement health or life insurance benefits, and VRI does not maintain any obligations to provide post-retirement health or life insurance benefits in the future, (g) all material reporting and disclosure obligations imposed under ERISA and the Code have been satisfied with respect to each VRI Benefit Plan, except where failure to so comply, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect and (h) no benefit or amount payable or which may become payable by VRI pursuant to any VRI Benefit Plan, agreement or contract with any employee, shall constitute an "excess parachute payment," within the meaning of Section 280G of the Code, which is or may be subject to the imposition of any excise tax under Section 4999 of the Code or which would not be deductible by reason of Section 280G of the Code.

     5.18 Labor Matters. Except as set forth in Section 5.18 of the VRI Disclosure Letter, VRI is not a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of VRI, threatened against VRI relating to its business, except for any such proceeding which would not have a VRI Material Adverse Effect. To the knowledge of VRI, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of VRI, except where such efforts, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect.

     5.19 No Brokers. VRI has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of such entity, T Cell or Acquisition Sub to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that VRI has retained Hambrecht & Quist LLC ("H&Q") as its financial advisor. True, correct and complete copies of the executed financial advisory agreements between VRI and H&Q have been provided to T Cell.

     5.20 Opinion of Financial Advisor. VRI has been advised by H&Q that in their opinion, as of the date hereof, the Merger Consideration to be received by the holders of VRI Common Stock in the Merger is fair, from a financial point of view, to the holders of VRI Common Stock.

     5.21 Related Party Transactions. Except for transactions described in the VRI SEC Reports filed prior to the date hereof, since December 31, 1997, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the SEC other than as reflected in the Q-1 1998 VRI Financial Statements.

     5.22 Contracts and Commitments. Except as set forth in Section 5.22 of the VRI Disclosure Letter, Item 14 of the VRI 10-K lists each contract to which VRI is a party which is material to VRI ("VRI Material Contract"). VRI has delivered to T Cell a correct and complete copy of each VRI Material Contract. Each VRI Material Contract is in full force and effect and neither VRI nor, to the knowledge of VRI, the other party thereto is in breach or default thereunder, other than breaches or defaults which would not, either individually or in the aggregate, reasonably be expected to have a VRI Material Adverse Effect.

     5.23 Insurance. VRI maintains insurance coverage that is in character and amount customary for persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect. VRI has not received any notice that any policies have been or will be canceled prior to its scheduled termination date, or would not be renewed substantially on the same terms now in effect if the insured party requested renewal, or has received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of any increases with respect thereto (or with respect to similar insurance) in prior years, except for any of the foregoing such instances that would not, individually or in the aggregate, reasonably be expected to have a VRI Material Adverse Effect.

     5.24 Proxy Statement. On the date the Proxy Statement (as defined in
Section 7.10) is mailed to T Cell's stockholders, none of the information supplied by or on behalf of VRI for inclusion in the Proxy Statement will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the stockholders' meeting or the solicitation of proxies therefor which has become false or misleading. Notwithstanding the foregoing, VRI makes no representation or warranty with respect to information supplied by T Cell or any of its affiliates or representatives in writing for inclusion in the Proxy Statement.

     5.25 Acquisition Proposals. VRI has terminated any discussions or negotiations relating to, or that would reasonably be expected to lead to, any Acquisition Proposal (as defined in Section 7.1 hereof).


ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF T CELL AND ACQUISITION SUB
     T Cell and Acquisition Sub represent and warrant to VRI that the statements contained in this Article 6 are true and correct, except as set forth in the disclosure letter delivered at or prior to the execution hereof to VRI (the "T Cell Disclosure Letter"). The T Cell Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article 6, and the disclosures in any paragraph of the T Cell Disclosure Letter shall qualify all other paragraphs in this Article 6.

   6.1  Existence; Good Standing; Authority.

        (a) Each of T Cell and Acquisition Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of T Cell and Acquisition Sub is duly licensed or qualified to do business as foreign corporations and is in good standing under the laws of each jurisdiction in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a material adverse effect on the business, assets, prospects, results of operations or financial condition of T Cell and Acquisition Sub (other than changes that are the effect of economic factors affecting the economy as a whole or changes that are the effect of factors generally affecting the industry in which T Cell and Acquisition Sub conduct their respective businesses) (a "T Cell Material Adverse Effect"); provided, however, that a T Cell Material Adverse Effect shall not include any adverse effect primarily arising out of or resulting primarily from actions contemplated by the parties in connection with, or that is primarily attributable to, the announcement or performance of this Agreement and the transactions contemplated hereby. Each of T Cell and Acquisition Sub has all requisite corporate power and authority to carry on its business as now conducted.

        (b) Copies of the T Cell Certificate and T Cell Bylaws (and in each such case, all amendments thereto) have previously been delivered to VRI and its counsel, and such copies are true, correct and complete.

     6.2 Authorization, Validity and Effect of Agreements. Each of T Cell and Acquisition Sub has the requisite power and authority to enter into the transactions contemplated hereby and to execute and deliver this Agreement. The Boards of Directors of T Cell and Acquisition Sub have approved by a unanimous vote of all directors present this Agreement and all transactions contemplated hereby. The execution by T Cell and Acquisition Sub of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of T Cell and Acquisition Sub, respectively. This Agreement constitutes the valid and legally binding obligations of T Cell and Acquisition Sub enforceable against each such entity in accordance with their respective terms.

   6.3  Capitalization.

        (a) The authorized capital stock of T Cell consists of 50,000,000 shares of T Cell Common Stock, 28,531,285 of which are issued and outstanding, and 4,163,102 shares of Preferred Stock, none of which are issued or outstanding. There are 8,552 shares of T Cell Common Stock held in the treasury of T Cell. T Cell has no shares of T Cell Common Stock reserved for issuance other than 3,700,000 shares of T Cell Common Stock reserved for issuance pursuant to the T Cell 1991 Stock Compensation Plan, as amended, and 225,000 shares of T Cell Common Stock reserved for issuance upon the exercise of other options granted to current and former directors of T Cell. All issued and outstanding shares of capital stock of T Cell are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. None of the T Cell Common Stock has been issued in violation of any federal or state securities law.

        (b) Except as set forth on Section 6.3 of the T Cell Disclosure Letter:

        (i) T Cell has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of T Cell on any matter;

        (ii) T Cell does not have any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate T Cell to issue, transfer or sell any shares of capital stock of T Cell;

        (iii) there are no agreements or understandings to which T Cell is a party with respect to the voting of any shares of capital stock of T Cell or which restrict the transfer of any such shares;

        (iv) there are no outstanding contractual obligations of T Cell to repurchase, redeem or otherwise acquire any shares of capital stock or any other securities of T Cell; and

        (v) T Cell is not under any obligation, contingent or otherwise, by reason of any agreement to register any of its securities under the Securities Act.

     6.4  Subsidiaries. Except for Acquisition Sub and as set forth in Section
6.4 of the T Cell Disclosure Letter, T Cell has no subsidiaries and does not control, directly or indirectly, or have any loans to any, corporation, partnership, joint venture, association business or other entity.

     6.5 Other Interests. Except as set forth in Section 6.4 and 6.5 of the T Cell Disclosure Letter, T Cell does not own directly or indirectly any interest or investment (whether equity or indebtedness for borrowed money of $100,000 or more) in any corporation, partnership, joint venture, business, trust or other entity (other than investments in short-term investment securities).

     6.6 No Violation. Except as set forth in Section 6.6 of the T Cell Disclosure Letter, neither the execution, delivery and performance by T Cell of this Agreement, nor the consummation by T Cell of the transactions contemplated by this Agreement, will: (i) violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under the T Cell Certificate or the T Cell Bylaws; (ii) result in a breach or violation of, a default under, or the triggering of any payment or other material obligation pursuant to, or accelerate vesting under, any stock option plan or option issued by T Cell or any grant or award under any of the foregoing; (iii) violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of T Cell under, or result in being declared void, voidable or without further binding effect pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which T Cell is a party, or by which T Cell is bound or affected, except for any of the foregoing matters which, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect and would not prevent or materially delay the consummation of the transactions contemplated hereby; (iv) violate, conflict with or result in a breach of any laws of the United States or any state or other jurisdiction applicable to T Cell, except for any of the foregoing matters which would not reasonably be expected to have a T Cell Material Adverse Effect; or (v) other than the filings provided for in
Article 1 and Section 7.7 of this Agreement, if required, under the HSR Act, the Exchange Act, the Securities Act or applicable state securities and "blue sky" laws require any consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority, except where the failure to obtain any such consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority, would not reasonably be expected to have a T Cell Material Adverse Effect and would not prevent or materially delay the consummation of the transactions contemplated hereby.

     6.7 SEC Documents. T Cell has filed all required forms, reports and documents, including, but not limited to T Cell's Form 10-K filed with respect to the year ended December 31, 1997 (collectively, the "T Cell SEC Reports"), with the SEC since the earliest date on which T Cell became subject to the reporting obligations of Section 13 or 15(d) of the Exchange Act, all of which were prepared in all material respects in accordance with the applicable requirements of the Securities Laws. As of their respective dates, the T Cell SEC Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Laws and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the balance sheets included in or incorporated by reference into the T Cell SEC Reports (including the related notes and schedules) fairly presents in all material respects the financial position of T Cell as of its date and each of the statements of income, retained earnings and cash flows included in or incorporated by reference into the T Cell SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of T Cell for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which were not and are not expected to be material in amount), in each case in accordance with generally accepted accounting principles consistently applied (except as otherwise indicated in the notes thereto) during the periods involved, except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Section 13 or 15(d) of the Exchange Act.

   6.8  Financial Statements.

        (a) T Cell's financial statements at and for the quarter ended March 31, 1998 (the "T Cell Q-1 1998 Financial Statements"), including the balance sheet at March 31, 1998 included therein (the "T Cell Base Balance Sheet"), a copy of which has been provided by T Cell to VRI, fairly present in all material respects the results of operations and financial position of T Cell as of their dates, and the T Cell Q-1 1998 Financial Statements (including any related notes and schedules) fairly present in all material respects the results of operations, retained earnings or cash flows, as the case may be, of T Cell for the periods set forth therein subject to normal and recurring year-end adjustments and, in each case, in accordance with generally accepted accounting principles consistently applied (except as otherwise indicated in the notes thereto and as permitted by Form 10-Q under the Exchange Act) during the periods involved.

        (b) Except as disclosed in the T Cell SEC Reports filed prior to the date hereof, T Cell does not have any known liabilities of any nature, whether accrued, absolute, contingent or otherwise, asserted or unasserted except liabilities (i) stated or adequately reserved against on the T Cell Base Balance Sheet or the notes thereto, (ii) reflected in Section 6.8(b) of the T Cell Disclosure Letter, (iii) incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in the T Cell Base Balance Sheet, (iv) incurred after the date of the T Cell Base Balance Sheet in the ordinary course of business of T Cell consistent with the terms of this Agreement or (v) which would not reasonably be expected to have a T Cell Material Adverse Effect.

     6.9 Litigation. Except as set forth in Section 6.9 to the T Cell Disclosure Letter, there are (i) no continuing orders, injunctions or decrees of any court, arbitrator or governmental authority to which T Cell is a party or by which it is bound or, to the knowledge of T Cell, to which any of T
Cell's directors, officers, employees or agents, in such capacity, is a party or, to the knowledge of T Cell, by which any of them is bound, and (ii) no actions, suits, investigations or proceedings pending against T Cell or, to the knowledge of T Cell, against any of T Cell's directors, officers, employees or agents, in such capacities, or, to the knowledge of T Cell, threatened against T Cell or against any of its directors, officers, employees or agents, in such capacities, at law or in equity, or before or by any federal, state or local commission, board, bureau, agency or instrumentality, that would, individually or in the aggregate, reasonably be expected to have a T Cell Material Adverse Effect.

     6.10 Absence of Certain Changes. Except as disclosed in the T Cell SEC Reports filed with the SEC prior to the date hereof or as set forth in Section
6.10 of the T Cell Disclosure Letter or the T Cell Q-1 1998 Financial Statements, since December 31, 1997, T Cell has conducted its business only in the ordinary course of such business and there has not been:

        (a) any T Cell Material Adverse Effect;

        (b) any declaration, setting aside or payment of any dividend or other distribution with respect to the capital stock of T Cell or any direct or indirect redemption, purchase or other acquisition by T Cell of its own capital stock;

        (c) any material commitment or contractual obligation (each, a "Commitment") entered into by T Cell outside the ordinary course of business except for Commitments incurred in connection with the Merger and the transactions contemplated hereby and thereby;

        (d) any material change in T Cell's accounting principles, practices or methods;

        (e) any contingent liability incurred by T Cell as guarantor or otherwise with respect to the obligations of others or any cancellation of any material debt or claim owing to, or waiver of any material right of, T Cell;

        (f) any mortgage, encumbrance or lien placed on any of the material properties of T Cell which remains in existence on the date hereof;

        (g) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties, assets or businesses of T Cell;

        (h) any change in the compensation payable or to become payable by T Cell to any of its officers, employees, agents or independent contractors other than normal merit increases in accordance with its usual practices; or any bonus payment or arrangement made to or with any of such officers, employees, agents or independent contractors; or

        (i) any change with respect to the officers or management of T Cell which would reasonably be expected to have a T Cell Material Adverse Effect.

     6.11 Taxes. Except as set forth in Section 6.11 of the T Cell Disclosure Letter and except for any of the following that would not reasonably be expected to have a T Cell Material Adverse Effect:


        (a) T Cell has paid or caused to be paid all Taxes as defined in
Section 5.11 hereof owed or accrued by it through the date hereof except for Taxes which are being contested in good faith by such party and for which T Cell has adequate reserves on its T Cell Base Balance Sheet.


        (b) T Cell has timely filed all federal, state, local, municipal and foreign tax returns and related information required to be filed by it and all such returns and related information set forth in all material respects the amount of any Taxes relating to the applicable period.


        (c) Neither the IRS nor any other governmental authority is now asserting against T Cell or, to the knowledge of T Cell, threatening to assert against T Cell any deficiency or claim for additional Taxes. No claim has ever been made by a taxing authority in a jurisdiction where T Cell does not file reports and returns that T Cell is or may be subject to taxation by that jurisdiction. There are no security interests or statutory tax liens on any of the assets of T Cell that arose in connection with any failure (or alleged failure) to pay any Taxes when due. T Cell has never entered into a closing agreement pursuant to Section 7121 of the Code.


        (d) T Cell has not received written notice of any audit of any tax return filed by T Cell, and T Cell has not been notified by any tax authority that any such audit is contemplated or pending. T Cell has not executed or filed with the IRS or any other taxing authority any agreement now in effect extending the period for assessment or collection of any income or other taxes, and no extension of time with respect to any date on which a tax return was or is to be filed by or with respect to T Cell is in force.

        (e) T Cell has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other party.

     6.12 Real Property. All of the real property leased by T Cell (the "T Cell Leased Real Property") is set forth in Section 6.12 of the T Cell Disclosure Letter. T Cell does not own any real property. The lease of the T Cell Leased Real Property (the "T Cell Lease") is in full force and effect. T Cell is not in default under the T Cell Lease, other than defaults which would not reasonably be expected to have a T Cell Material Adverse Effect. T Cell has not received any notice from any governmental authority of any violation of any law, ordinance, regulation, license, permit or authorization issued with respect to the T Cell Leased Real Property that has not been heretofore corrected or that would not reasonably be expected to have a T Cell Material Adverse Effect.


   6.13 Intellectual Property.


        (a) To the knowledge of T Cell, T Cell owns, or is licensed or otherwise possesses legally enforceable rights under, all Intellectual Property (as defined in Section 5.14 hereof) that is material to the conduct of its business as currently conducted or planned to be conducted (as described in T Cell's Annual Report on Form 10-K for the year ended December 31, 1997 (the "T Cell 10-K")). Section 6.13 of the T Cell Disclosure Letter lists (i) all material written licenses, sublicenses and other agreements to which T Cell is a party and pursuant to which any third party is authorized to use any Intellectual Property rights of T Cell or pursuant to which T Cell assigns Intellectual Property rights to any third party (the "T Cell Outlicenses"), and
(ii) all material written licenses, sublicenses and other agreements to which T Cell is a party and pursuant to which T Cell is authorized to use any third party patents, trademarks, copyrights (including software) or other Intellectual Property (the "T Cell Inlicenses"). Except as set forth in Section
6.13 of the T Cell Disclosure Letter, no consent of any party to the T Cell Inlicenses or the T Cell Outlicenses is required in connection with the Merger or any other transactions contemplated hereby.


        (b) T Cell has not been named in any suit, action or proceeding which involves a claim of infringement by T Cell of any Intellectual Property right of any third party, which, if determined adversely to T Cell, would reasonably be expected to have a T Cell Material Adverse Effect, and T Cell has not received any written notice of such claim or infringement or threat as to the institution by a third party of any such suit, action or proceeding. T Cell is a party to agreements that provide that T Cell will own all Intellectual Property rights in any developments made by any of its employees or contractors. T Cell has taken steps in accordance with its standard business practice to establish and preserve its ownership of its Intellectual Property, including requiring all of its professional and technical employees, all other employees having access to valuable non-public information of T Cell and all consultants and independent contractors involved in the development of any of its Intellectual Property to execute confidentiality agreements substantially in the form provided to VRI, except where the failure to do any of the foregoing would not reasonably be expected to have a T Cell Material Adverse Effect. To the knowledge of T Cell, the conduct of its business as currently conducted and planned to be conducted (as described in the T Cell 10-K) does not infringe any Intellectual Property rights of a third party, other than infringements that would not reasonably be expected to have a T Cell Material Adverse Effect. To the knowledge of T Cell, the Intellectual Property rights of T Cell are not being infringed by activities, products or services of any third party in a manner that would reasonably be expected to have a T Cell Material Adverse Effect. T Cell has not been named in any suit, action or proceeding which involves a claim by a third party challenging the validity of, or T Cell's rights, in its Intellectual Property and which would reasonably be expected to have a T Cell Material Adverse Effect.


        (c) All U.S. patents and U.S. patent applications which are owned by T Cell and which are material to the conduct of its business as currently conducted and planned to be conducted (as described in the T Cell 10-K) have been duly issued by or filed in, as applicable, the United States Patent and Trademark Office, and have been properly maintained and renewed in accordance with all applicable provisions of law and administrative regulations of the United States. True and complete copies thereof have been delivered to VRI.


     6.14 Compliance with Law; Permits; Environmental Matters. Except as set forth in Section 6.14 of the T Cell Disclosure Letter:


        (a) T Cell is not in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which T Cell or any of its properties or assets is subject, except for such violations which, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect. T Cell has obtained all licenses, permits and other authorizations and has taken all actions required by applicable law or governmental regulations in connection with its businesses as now or previously conducted, except for failures to obtain such authorization or take such actions which, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect.

        (b) T Cell holds such Permits (as defined in Section 5.5 hereof) from the FDA as are material to the conduct of T Cell's businesses as presently conducted, except for Permits the lack of which would not reasonably be expected to have a T Cell Material Adverse Effect. T Cell is in compliance with such Permits, except for such instances of noncompliance which, individually and in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect. T Cell has no reason to believe that there exists a basis for the revocation or suspension of any of such Permits or that any party which granted any such Permit is considering revocation or suspension thereof, which would reasonably be expected to have a T Cell Material Adverse Effect.

        (c) T Cell has complied with all applicable Environmental Laws, except for violations of Environmental Laws that would not, individually or in the aggregate, reasonably be expected to have a T Cell Material Adverse Effect. There is no pending or, to the knowledge of T Cell, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any governmental entity, relating to any Environmental Law involving T Cell, except for litigation, notices of violations, formal administrative proceedings or investigations, inquiries or information requests that would not, individually or in the aggregate, reasonably be expected to have a T Cell Material Adverse Effect.

        (d) To the knowledge of T Cell, there have been no releases of any Materials of Environmental Concern into the environment at any parcel of real property or any facility formerly or currently owned, operated or controlled by T Cell, other than releases that would not, individually or in the aggregate, reasonably be expected to have a T Cell Material Adverse Effect. Except as set forth in Section 6.14 of the T Cell Disclosure Letter and except for any matter which would not have a T Cell Material Adverse Effect, neither T Cell nor, to the knowledge of T Cell, any legal predecessor, affiliate or former affiliate of T Cell, has received any notice that it is potentially responsible under any Environmental Law for response costs or natural resource damages, as those terms are defined under the Environmental Laws, at any location and, to the knowledge of T Cell, T Cell has not transported or disposed of, or allowed or arranged for any third party to transport or dispose of, any waste containing Materials of Environmental Concern at any location including, but not limited to, those in the National Priorities List, as defined under CERCLA, or any location proposed for inclusion on that list or at any location on any analogous state or other list.

     6.15 Clinical Procedures. The human clinical trials, animal studies and other preclinical tests conducted by T Cell or in which T Cell has participated, and such studies and tests conducted on behalf of T Cell, were and, if still pending, are being conducted in all material respects in accordance with experimental protocols, procedures and controls generally used by qualified experts in the preclinical or clinical study of products comparable to those being developed by T Cell; neither T Cell nor any agent or representative of T Cell has received any notices or correspondence from the FDA or any other governmental agency requiring the termination, suspension or modification (other than such modifications as are normal in the regulatory process) of any animal studies, preclinical tests or clinical trials conducted by or on behalf of T Cell or in which T Cell has participated, except for such terminations, suspensions or modifications which, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect.

     6.16 Employee Matters. With respect to all the employee benefit plans, programs and arrangements maintained for the benefit of any current or former employee, officer or director of T Cell (the "T Cell Benefit Plans"), except as set forth in Section 6.16 of the T Cell Disclosure Letter or in the T Cell SEC Reports, (a) each T Cell Benefit Plan and any related trust intended to be qualified under Sections 401(a) and 501(a) of the Code has received a favorable determination letter from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to materially adversely affect the qualified status of such T Cell Benefit Plan or related trust, (b) each T Cell Benefit Plan has been operated in all material respects in accordance with the terms and requirements of applicable law and all required returns and filings for each T Cell Benefit Plan have been timely made, except for failures to file which, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect, (c) T Cell has not incurred any direct or indirect material liability under, arising out of or by operation of Title I or Title IV of ERISA, in connection with any T

Cell Benefit Plan or other retirement plan or arrangement, and T Cell has no knowledge of any fact or event that would reasonably be expected to give rise to any such material liability, (d) all material contributions due and payable on or before the date hereof in respect of each T Cell Benefit Plan have been made in full and in proper form, (e) T Cell has never sponsored or been obligated to contribute to any "multiemployer plan" (as defined in Section 3(37) of ERISA), "multiple employer plan" (as defined in Section 413 of the Code) or "defined benefit plan" (as defined in Section 3(35) of ERISA), (f) except as otherwise required under ERISA, the Code and applicable state laws, no T Cell Benefit Plan currently or previously maintained by T Cell provides any post-retirement health or life insurance benefits, and T Cell does not maintain any obligations to provide post-retirement health or life insurance benefits in the future, (g) all material reporting and disclosure obligations imposed under ERISA and the Code have been satisfied with respect to each T Cell Benefit Plan, except where failure to so comply, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect and (h) no benefit or amount payable or which may become payable by T Cell pursuant to any T Cell Benefit Plan, agreement or contract with any employee, shall constitute an "excess parachute payment," within the meaning of Section 280G of the Code, which is or may be subject to the imposition of any excise tax under Section 4999 of the Code or which would not be deductible by reason of Section 280G of the Code.

     6.17 Labor Matters. Except as set forth in Section 6.17 of the T Cell Disclosure Letter, T Cell is not a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of T Cell, threatened against T Cell relating to its business, except for any such proceeding which would not have a T Cell Material Adverse Effect. To the knowledge of T Cell, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of T Cell, except where such efforts, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect.

     6.18 No Brokers. T Cell has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of such entity or VRI to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that T Cell has retained Lehman Brothers ("Lehman") as its financial advisor. True, correct and complete copies of the executed financial advisory agreements between T Cell and Lehman have been provided to VRI.

     6.19 Opinion of Financial Advisor. T Cell has been advised by Lehman that in their opinion, as of the date hereof, the Merger Consideration to be paid by T Cell to the holders of the VRI Common Stock is fair, from a financial point of view, to the holders of T Cell Common Stock.

     6.20 Related Party Transactions. Except for transactions described in the T Cell SEC Reports filed prior to the date hereof, since December 31, 1997, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

     6.21 Contracts and Commitments. Except as set forth in Section 6.21 of the T Cell Disclosure Letter, Item 14 of the T Cell 10-K lists each contract to which T Cell is a party which is material to T Cell (a "T Cell Material Contract"). T Cell has delivered to VRI a correct and complete copy of each T Cell Material Contract. Each T Cell Material Contract is in full force and effect and neither T Cell nor, to the knowledge of T Cell, the other party thereto is in breach or default thereunder, other than breaches or defaults which would not, either individually or in the aggregate, reasonably be expected to have a T Cell Material Adverse Effect.

     6.22 Insurance. T Cell maintains insurance coverage that is in character and amount customary for persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect. T Cell has not received any notice that any policies have been or will be canceled prior to its scheduled termination date, or would not be renewed substantially on the same terms now in effect if the insured party requested renewal, or has received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of any increases with respect thereto (or with respect to similar insurance) in prior years except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a T Cell Material Adverse Effect.

     6.23 Proxy Statement. On the date the Proxy Statement is mailed to T Cell's stockholders, none of the information supplied by or on behalf of T Cell for inclusion in the Proxy Statement will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the stockholders' meeting or the solicitation of proxies therefor which has become false or misleading. Notwithstanding the foregoing, T Cell makes no representation or warranty with respect to information supplied by T Cell or any of its affiliates or representatives in writing for inclusion in the Proxy Statement.

     6.24 Nasdaq National Market Listing. The T Cell Common Stock and the associated Preferred Stock Rights are duly listed for quotation on the Nasdaq National Market.


ARTICLE 7. COVENANTS

   7.1  Acquisition Proposals.

        (a) From and after the date hereof until the earlier of the termination of this Agreement or the Effective Time, VRI shall not, nor shall it authorize or permit any officer, director, employee, agent, advisor or representative of VRI to, directly or indirectly (i) solicit, initiate or knowingly encourage the submission of, any inquiries, proposals or offers from any person relating to an Acquisition Proposal (as defined below), (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) enter into, engage in, or participate or continue in, any discussions or negotiations regarding, or furnish to any person any information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, VRI may
(A) furnish information to, or participate in discussions or negotiations with, any person or entity that makes or expresses a bona fide intention to make an unsolicited proposal to acquire VRI pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction if the Board of Directors of VRI determines, in good faith following consultation with outside legal counsel (the "VRI Legal Counsel"), that such action is necessary in order to comply with the directors' fiduciary duties to the stockholders of VRI under applicable law; provided, however, that prior to VRI's furnishing such information or participating in such discussions or negotiations, such person or entity shall have executed a confidentiality agreement with VRI having terms substantially similar to those contained in the Confidential Disclosure Agreement, dated April 16, 1998 between T Cell and VRI (the "Confidentiality Agreement"), relating to the provision of Proprietary Information (as defined in the Confidentiality Agreement) by VRI and T Cell to one another, and (B) comply with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with respect to an Acquisition Proposal.

        (b) As used herein, the term "Acquisition Proposal" shall mean any proposed or actual (i) merger, consolidation or similar transaction involving VRI, (ii) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of VRI representing 15% or more of the assets of VRI, (iii) issue, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of VRI, (iv) transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding shares of VRI Common Stock, (v) recapitalization, restructuring, liquidation, dissolution, or other similar type of transaction with respect to VRI, or (vi) transaction which is similar to any of the foregoing transactions; provided, however, that the term "Acquisition Proposal" shall not include the Merger and the transactions contemplated thereby.

        (c) VRI shall advise T Cell orally and in writing within twenty-four
(24) hours of receipt of any Acquisition Proposal, made after the date hereof, including the terms thereof and any changes thereto and any termination thereof, or any inquiry regarding any Acquisition Proposal and the identity of the person making such Acquisition Proposal or inquiry.

     7.2 Conduct of Businesses by T Cell and VRI. Prior to the Effective Time, unless T Cell or VRI has otherwise consented to the other in writing thereto or unless otherwise specifically permitted by this Agreement, and except as contemplated by this Agreement, each of T Cell and VRI:

       (a) shall use its reasonable best efforts to preserve intact its business organization and goodwill and keep available the services of its respective officers and material employees;

            (b) shall comply in all material respects with all material laws, regulations and orders applicable with respect to its business;

            (c) shall promptly notify the other of any event that is reasonably expected to have, in the case of T Cell, a T Cell Material Adverse Effect and, in the case of VRI, a VRI Material Adverse Effect, as applicable, or the breach in any material respect of any of its material representations or warranties contained herein;

            (d) shall promptly deliver to the other true and correct copies of any report, statement or schedule filed by or with respect to it with the SEC subsequent to the date of this Agreement;

            (e) shall employ its reasonable best efforts to secure, before the Closing Date, the consent to the consummation of the transactions contemplated by this Agreement by each other party to any contract, commitment or obligations to which it is a party, absent which consent such transactions would constitute a default, would accelerate, modify or vest its obligations or would permit cancellation of any such contract;

            (f) in the case of VRI, shall use its reasonable best efforts to cause the satisfaction of the conditions precedent contained in Sections 8.1 and 8.3 and in the case of T Cell shall use its reasonable best efforts to cause the satisfaction of the conditions precedent contained in Sections 8.1 and 8.2;

            (g) shall conduct its operations according to its usual, regular and ordinary course in substantially the same manner as heretofore conducted;

            (h) shall not incur any indebtedness for borrowed money or issue any debt securities or, except in each case in the ordinary course of business consistent with past practice, assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person or make any loans or advances;

            (i) shall not amend its certificate of incorporation or the bylaws, respectively;

            (j) shall not (A) issue any shares of its capital stock, effect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, except pursuant to its existing options or outstanding warrants, (B) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock, (C) increase any compensation, other than in the ordinary course of business consistent with past practice, or enter into or amend any employment agreement with any of its officers or directors, or (D) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend, in the case of T Cell, any T Cell Employee Benefit Plans and, in the case of VRI, any VRI Benefit Plans in any material respect, except for changes which are not more favorable to participants in such plans or are otherwise required to comply with applicable law;

            (k) shall not (A) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock, or (B) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock, or make any commitment for any such action;

            (l) shall not sell, pledge, dispose of or encumber any of its assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) dispositions of obsolete or worthless assets, and (iii) sales of other assets not in excess of $250,000 in the aggregate);

            (m) shall not make any capital contributions to, or investments in, any other person;

            (n) shall not pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (i) the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) reflected or reserved against in, or contemplated by, in the case of T Cell, the Q-1 1998 T Cell Financial Statements or the T Cell SEC Reports and, in the case of VRI, the Q-1 1998 VRI Financial Statements or the VRI SEC Reports or incurred in the ordinary course of business consistent with past practice or pursuant to Commitments set forth, in the case of T Cell, in Section 6.21 of the T Cell

        Disclosure Letter and, in the case of VRI, in Section 5.22 of the VRI Disclosure Letter or entered into in accordance with this Agreement or
        (ii) the settlement of claims and litigation in the ordinary course of business in an amount not in excess of $250,000;

            (o) shall not authorize any capital expenditures or purchase of fixed assets which (i) are not listed in Section 7.2(o) of the T Cell Disclosure Letter or the VRI Disclosure Letter, as applicable, or (ii) in the aggregate, exceed $250,000;

            (p) shall not enter into any material Commitment with any of its officers, directors, consultants or affiliates;

            (q) shall use its reasonable best efforts to not do any act or omit to do any act, or permit any act or omission to act, which will cause a material breach of any of its material contracts, commitments or obligations;

            (r) shall not acquire (by merger, consolidation, or acquisition of stock or assets) any business or any corporation, partnership or other entity or a division of any such business organization; and

            (s) shall not take any action to accelerate the exercise date of any outstanding option granted pursuant to its option plans, other than as a result of the Merger.

Any request for consent under this Section 7.2 shall be, if made by VRI, directed to Norman W. Gorin at the address set forth for T Cell in Section 10.2 hereof, with copies to Stuart M. Cable, Esq. at the address set forth for Goodwin, Procter & Hoar LLP set forth in Section 10.2 hereof, and if made by T Cell, directed to William A. Packer at the address set forth for VRI in Section
10.2 hereof, with copies to David E. Redlick, Esq. at the address set forth for Hale and Dorr LLP set forth in Section 10.2 hereof and any consent so requested by either party shall not be unreasonably withheld or delayed by the other.

     7.3 Meetings of Stockholders. Promptly following the execution of this Agreement, (i) T Cell, if required by applicable law or the rules of the Nasdaq National Market, will take all action necessary in accordance with applicable law and its certificate of incorporation and bylaws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon the issuance of the T Cell Common Stock and the T Cell Warrants, and (ii) VRI shall take all action necessary in accordance with applicable law and the VRI Certificate and the VRI Bylaws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon the adoption of this Agreement and the approval of the Merger. The proxy statement of T Cell related to its stockholders' meeting shall contain the recommendation of the Board of Directors of T Cell that its stockholders approve the issuance of the T Cell Common Stock and the T Cell Warrants, and the proxy statement of VRI related to its stockholders' meeting shall contain the recommendation of the Board of Directors of VRI that its stockholders approve the adoption of this Agreement and the Merger. Notwithstanding the foregoing, VRI and T Cell shall not be required to take such actions as are set forth in this Section 7.3 (subject to the limitations set forth herein) if otherwise required under the applicable fiduciary duties of the respective directors of VRI or T Cell, as determined by such directors in good faith after consultation with and based upon the advice of their respective outside legal counsel. Each of VRI and T Cell, subject to and in accordance with applicable law, shall use their respective reasonable best efforts to obtain such approval described in this Section 7.3, including without limitation, by timely mailing the Proxy Statement (as defined in Section 7.10 hereof) contained in the Form S-4 (as defined in Section 7.10 hereof) to their respective stockholders. VRI and T Cell shall coordinate and cooperate with each other with respect to the timing of their respective stockholders' meetings and shall use their reasonable best efforts to hold such meetings on the same day.

     7.4 Reorganization. From and after the date hereof, none of T Cell, Acquisition Sub or VRI or their respective affiliates shall knowingly take any action, or knowingly fail to take any action, whether before or after the Effective Time, that would cause the Merger not to qualify as a "reorganization" within the meaning of Section 368 of the Code.

     7.5 Board of Directors. At or prior to the Effective Time, T Cell shall take all action necessary in accordance with applicable law and the T Cell Certificate and the T Cell Bylaws to fix the number of members of its Board of Directors at seven. At the Effective Time, three of the directors of T Cell shall be Frederick W. Kyle, John Littlechild and J. Barrie Ward and the remaining four shall be selected by the Board of Directors of T Cell among its current members.

     7.6 Listing Application. T Cell and VRI shall cooperate and promptly prepare and submit to the Nasdaq National Market all reports, applications and other documents that may be necessary or desirable to enable all of the shares of T Cell Common Stock that will be outstanding or will be reserved for issuance at the Effective Time and the associated Preferred Stock Rights to be listed for trading on the Nasdaq National Market. Each of T Cell and VRI shall furnish all information about itself and its businesses and operations and all necessary financial information to the other as the other may reasonably request in connection with the Nasdaq National Market listing process. T Cell and VRI agree to correct any information provided by it for use in the Nasdaq National Market listing process if and to the extent that such information shall have become false or misleading in any material respect. T Cell and VRI will advise and deliver copies (if any) to the other parties, promptly after it receives notice thereof, of any request by the Nasdaq National Market for amendment of any submitted materials or comments thereon and responses thereto or requests by the Nasdaq National Market for additional information.

     7.7 Filings; Other Action. Subject to the terms and conditions herein provided, VRI, T Cell and Acquisition Sub shall (a) determine whether any filings under the HSR Act are required in connection with the Merger, (b) to the extent that any filings under the HSR Act are required, promptly make their respective filings (and cooperate with any Principal Stockholders who are required to make any such filings) and thereafter make any other required submissions under the HSR Act with respect to the Merger, and (c) use their reasonable best efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states, and foreign jurisdictions and any third parties in connection with the execution and delivery of this Agreement and consummation of the Merger; (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; (iii) obtaining in writing any consents required from third parties to effectuate the Merger in form and substance reasonably satisfactory to each of VRI, T Cell and Acquisition Sub; and (iv) taking, or causing to be taken, all other action and doing, or causing to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement, including the assumption, in writing, by T Cell of the agreements identified in Section 7.7 of the VRI Disclosure Letter. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of T Cell, Acquisition Sub and VRI shall take all such necessary action.

   7.8  Access to Information.

        (a) Upon reasonable notice to the other, T Cell, Acquisition Sub, and VRI shall (and shall cause their respective subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the others, reasonable access, during normal business hours during the period from the date hereof to the Effective Time, to all its properties, books, contracts, Commitments and records and permit such persons to make such inspections as they may reasonably require, and during such period, each of T Cell, Acquisition Sub, and VRI shall (and cause their respective subsidiaries to) furnish promptly to the others all information concerning its businesses, properties, personnel and accountants as the others may reasonably request.

        (b) All such information shall be deemed "Proprietary Information" as such term is defined in the Confidential Disclosure Agreement, except as otherwise provided in such Confidential Disclosure Agreement.

     7.9 Publicity. T Cell and VRI shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any transaction contemplated hereby or thereby and shall not issue any such press release or make any such public statement without the prior consent of the other parties, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other parties, issue such press release or make such public statement as may be required by law or the applicable rules of any stock exchange or the Nasdaq National Market if it has used its reasonable best efforts to consult with the other parties and to obtain such parties' consent but has been unable to do so in a timely manner.

   7.10 Proxy Statement; Registration Statements.

        (a) T Cell, Acquisition Sub, and VRI shall prepare and file with the SEC (with appropriate requests for confidential treatment, unless the parties hereto otherwise agree) under the Exchange Act, a joint proxy statement/prospectus and forms of proxies (such joint proxy statement/prospectus and forms of proxy, together with any amendments to supplements thereto, the "Proxy Statement") relating to the stockholder meetings of each of VRI and T Cell and the vote of the stockholders of VRI and T Cell with respect to the transactions contemplated by this Agreement.
Promptly after clearance by the SEC of the Proxy Statement, T Cell shall prepare and thereafter file with the SEC under the Securities Act a registration statement on Form S-4 (such registration statement, together with any amendments or supplements thereto, the "Form S-4"), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of (a) the shares of T Cell Common Stock (i) to be issued to the stockholders of VRI in the Merger and (ii) issuable upon exercise of the T Cell Warrants and (b) the T Cell Warrants (such shares of T Cell Common Stock and T Cell Warrants being referred to herein collectively as the "Registered Securities") and the associated Preferred Stock Rights. Either as part of or separately from, but as soon as practicable and in any event no later than the filing of the Form S-4, T Cell shall prepare and file with the SEC under the Securities Act the New Warrants Shelf and the Old Warrants Shelf. T Cell and VRI will cause the Proxy Statement and the Form S-4, and T Cell will cause the New Warrants Shelf and the Old Warrants Shelf to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Each of T Cell, on the one hand, and VRI, on the other hand, shall furnish all information about itself and its business and operations and all necessary financial information to the other as the other may reasonably request in connection with the preparation of the Proxy Statement, the Form S-4, the New Warrants Shelf and the Old Warrants Shelf. T Cell shall use its reasonable best efforts, and VRI will cooperate with it, to have the Form S-4, the New Warrants Shelf and the Old Warrants Shelf declared effective by the SEC as promptly as practicable (including clearing the Proxy Statement with the SEC). Each of T Cell and VRI agrees promptly to correct any information provided by it for use in the Proxy Statement, the Form S-4, the New Warrants Shelf and the Old Warrants Shelf if and to the extent that such information shall have become false or misleading in any material respect, and each of the parties hereto further agrees to take all steps necessary to amend or supplement the Proxy Statement and, in the case of T Cell, the Form S-4, the New Warrants Shelf and the Old Warrants Shelf, and to cause, the Proxy Statement and, in the case of T Cell, the Form S-4, the New Warrants Shelf and the Old Warrants Shelf, as so amended or supplemented to be filed with the SEC and to be disseminated, in each case as and to the extent required by applicable federal, and state securities laws and the DGCL. Each of T Cell and VRI agrees that the information provided by it for inclusion in the Proxy Statement, the Form S-4, the New Warrants Shelf and the Old Warrants Shelf and each amendment or supplement thereto, at the time of mailing of the Proxy Statement or effectiveness of the Form S-4, New Warrants Shelf or Old Warrants Shelf, will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of T Cell and VRI will advise the other parties, and deliver copies (if any) to them, promptly after receipt thereof, of (i) any request by or correspondence or communication from the SEC with respect to the Proxy Statement, the Form S-4, the New Warrants Shelf and the Old Warrants Shelf, (ii) any responses thereto and (iii) notice of the time when the Form S-4, the New Warrants Shelf and the Old Warrants Shelf have become effective or any supplement or amendment has been filed, the issuance of any stop order, and the suspension of the qualification of the Registered Securities for offering or sale in any jurisdiction.

        (b) Upon reasonable notice from the other, T Cell and VRI shall use their respective reasonable best efforts to cause Price Waterhouse LLP and Richard A. Eisner & Company LLP, respectively, to deliver to VRI or T Cell, as the case may be, a letter, dated within two business days of the Effective Date of the S-4 Registration Statement, covering such matters as are requested by VRI or T Cell, as the case may be, and as are customarily addressed in accountant's "comfort" letters.

     7.11 Further Action. Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may reasonably be required to effect the Merger and the transactions contemplated by this Agreement.

   7.12 Affiliates of VRI.

        (a) At least 10 days prior to the Closing Date, VRI shall deliver to T Cell a list of names and addresses of any persons in addition to the Principal Stockholders who, in VRI's reasonable judgment, at the time the Merger is submitted for a vote to the VRI stockholders, will be "affiliates" (each such person, an "Affiliate") of VRI within the meaning of Rule 145. VRI shall provide T Cell such documents and information as T Cell shall reasonably request for purposes of reviewing such list. VRI shall use its reasonable best efforts to deliver or cause to be delivered to T Cell and Acquisition Sub, prior to the Closing Date, from each of the Affiliates of VRI identified in the foregoing list, an affiliate letter reasonably satisfactory to T Cell and its counsel confirming that the affiliate will not offer, sell, pledge, or otherwise transfer any shares of T Cell Common Stock (including shares of T Cell Common Stock issuable upon exercise of the T Cell Warrants) or any T Cell Warrant except in compliance with the requirements of the Securities Act.

        (b) T Cell and Acquisition Sub shall each file the reports required to be filed by it under the Exchange Act and the rules and regulations adopted by the SEC thereunder, and shall use their best efforts to take such further action as any Affiliate of VRI may reasonably request, all to the extent required from time to time to enable such Affiliate to sell shares of T Cell Common Stock received by such Affiliate in the Merger without registration under the Securities Act pursuant to (i) Rule 145(d)(1) or (ii) any successor rule or regulation hereafter adopted by the SEC.

        (c) As soon a practicable, and in any event not later than the filing of the Form S-4 (as defined in Section 7.10 herein), T Cell shall use its reasonable best efforts to prepare and cause to be filed a registration statement on Form S-3 (the "Resale Shelf") covering the resale on a continuous basis under Rule 415 under the Securities Act by Affiliates of VRI, including distributees of any such Affiliates which are partnerships, of (i) shares of T Cell Common Stock issued to such Affiliates in the Merger, (ii) T Cell Warrants issued to such Affiliates in the Merger and (iii) shares of T Cell Common Stock issuable to such Affiliates upon exercise of the T Cell Warrants. T Cell shall use its reasonable best efforts to have the Resale Shelf declared effective by the SEC on or before the Effective Time or as soon as practicable thereafter and to keep such Resale Shelf effective until the later of (x) the second anniversary of the Effective Date, or (y) such time as all of the shares of T Cell Common Stock and T Cell Warrants covered thereby may be sold pursuant to Rule 144(k) under The Securities Act. T Cell shall be entitled to elect that the Resale Shelf not be usable and require each person seeking to sell any shares of T Cell Common Stock or T Cell Warrants pursuant to the Resale Shelf to suspend sales or purchases pursuant to any prospectus contained therein, for a reasonable period of time, but not in excess of 30 days (a "Blackout Period"), if T Cell determines in good faith that the sale of such securities (or the use of the Resale Shelf or any related prospectus) would interfere with any pending materials acquisition, material corporate reorganization, material financing or any other material corporate development involving T Cell or any of its subsidiaries or would require premature disclosure thereof. T Cell agrees to use its reasonable best efforts to lift such suspension as soon as practicable after the commencement of a Blackout Period. T Cell shall promptly give each person seeking to sell or purchase securities pursuant to the Resale Shelf written notice of such determination and an approximation of the anticipated delay; provided however, that the aggregate number of days included in all Blackout Periods during any consecutive 12 months shall not exceed 90 days. The Resale Shelf may be combined with the Form S-4, the New Warrants Shelf or the Old Warrants Shelf at the option of T Cell with the advice of counsel.

     7.13 Expenses. Subject to the provisions of Section 9.3, all costs and expenses incurred in connection with this Agreement, the Merger and the Proxy Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, except that (a) the filing fees in connection with the filing of the Proxy Statement and the Form S-4 with the SEC, (b) the filing fee in connection with the listing of the shares of T Cell Common Stock on the Nasdaq National Market, if any, (c) the expenses incurred for printing the Form S-4 and the Proxy Statement, (d) the filing fee(s) in connection with the filing(s), if any, under the HSR Act, and (e) the expenses incurred, if any, in connection with Section 7.16, shall be shared equally by VRI, on the one hand, and T Cell, on the other hand. Subject to the provisions of Section 9.3, all costs and expenses for professional services rendered in connection with the transactions contemplated by this Agreement including, but not limited to, investment banking and legal services, will be paid by each party incurring such costs and expenses.

   7.14 Indemnification.

        (a) The Surviving Corporation Certificate and the Surviving Corporation By-Laws contain provisions with respect to indemnification, which provisions shall not be amended, repealed or otherwise modified for a period of ten years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at or before the Effective Time were directors, officers, employees or agents of VRI, unless such modification is required by law.

        (b) VRI shall, to the fullest extent permitted under the VRI Certificate or VRI By-Laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and after the Effective Time, T Cell and the Surviving Corporation shall, to the fullest extent permitted under the Surviving Corporation Certificate or the Surviving Corporation By-Laws, indemnify and hold harmless, each present and former director, officer or employee of VRI (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (i) arising out of or pertaining to the transactions contemplated by this Agreement or (ii) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the VRI Certificate or the VRI By-Laws or any applicable contract or agreement as in effect on the date hereof, in each case for a period of ten years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (x) VRI, T Cell and the Surviving Corporation after the Effective Time, shall promptly pay expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law, (y) at its election, VRI, T Cell and the Surviving Corporation after the Effective Time, shall be entitled to control the defense of any claim, suit, proceeding or investigation, provided that VRI, T Cell or the Surviving Corporation shall acknowledge liability to the Indemnified Party for such claim, suit, proceeding or investigation under this Section 7.14, and, to the extent VRI, T Cell or the Surviving Corporation so elects, it may select the counsel for such purpose (provided that such counsel shall be reasonably satisfactory to the Indemnified Party and that the Indemnified Party shall have the right to employ separate counsel, but the fees and expenses of such counsel shall be at the Indemnified Party's expense unless in such claim or action there is, under applicable standards of professional conduct, a conflict between the positions of VRI, T Cell, or the Surviving Corporation, as the case may be, and the Indemnified Party, or between the Indemnified Party and other Indemnified Parties that would preclude or render inadvisable joint or multiple representation of such parties, in which case if the Indemnified Party notifies VRI, T Cell or the Surviving Corporation, as the case may be, VRI, T Cell or the Surviving Corporation, as the case may be, shall not have the right to assume such defense of such action on behalf of the Indemnified Party; provided, however, that VRI, T Cell or the Surviving Corporation, as the case may be, shall not be required to pay the fees and expenses of more than one separate counsel for all Indemnified Parties unless there is under applicable standards of professional conduct, a conflict between the positions of any two or more Indemnified Parties that would preclude or render inadvisable joint or multiple representation of such parties). Any Indemnified Party wishing to claim indemnification under this Section 7.14, upon learning of any such claim, action, suit, proceeding or investigation, shall notify VRI, and after the Effective Time, T Cell and the Surviving Corporation, thereof, provided that the failure to so notify shall not affect the obligations of VRI, T Cell or the Surviving Corporation except to the extent such failure to notify materially prejudices such party; and (z) the Indemnified Parties, T Cell and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that neither T Cell nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld) and neither T Cell or the Surviving Corporation shall enter into a settlement without the consent of the Indemnified Party unless such settlement contains complete exoneration of the Indemnified Party; and provided; further, that in the event that any claim or claims for indemnification are asserted or made within such ten-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims.


        (c) At or prior to the Effective Time, T Cell shall purchase or keep in effect directors' and officers' liability insurance coverage for VRI's directors and officers in a form reasonably acceptable to VRI which shall provide such directors and officers with so-called tail or other coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not substantially less favorable to the insured persons than, the directors' and officers' liability insurance coverage presently maintained by VRI.


        (d) This Section 7.14 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties (as contemplated by Section 10.3) and shall be binding on all successors and assigns of T Cell and the Surviving Corporation. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 7.14. The provisions for indemnification contained in this Section 7.14 are not intended to be exclusive and are without prejudice to any other rights to indemnification or advancement of funds which any Indemnified Party may otherwise have.


        (e) In the event T Cell, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of T Cell or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 7.14.


     7.15 Acknowledgment of Receipt of Information. T Cell and VRI eah acknowledge receipt of the documents and other information which the other has represented herein as having been delivered in connection with this agreement.

ARTICLE 8. CONDITIONS

     8.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger and the other transactions contemplated herein shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived, in whole or in part by the parties hereto, to the extent permitted by applicable law:

        (a) Stockholder Approvals. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of VRI and the issuance of the T Cell Common Stock and the T Cell Warrants in the Merger pursuant to this Agreement shall have been approved by the requisite vote of the stockholders of T Cell.

        (b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by any administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there shall not be any action taken, or any law enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

        (c) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the knowledge of T Cell or VRI, threatened by the SEC.

        (d) Listing. T Cell shall have obtained the approval for the listing of the shares of the T Cell Common Stock and the Warrant Shares issuable in the Merger or upon exercise of the T Cell Warrants on the Nasdaq National Market, subject to official notice of issuance.

        (e) Composition of Board of Directors. The Board of Directors of T Cell shall have been fixed in the manner provided in Section 7.5 and shall consist of the directors named therein.

        (f) Relative Value of T Cell Warrants. T Cell shall have received from Lehman and VRI shall have received from H&Q an analysis to the effect that based on standard valuation methodologies and reasonable assumptions the value of the T Cell Warrants to be issued to holders of VRI Common Stock in the Merger does not exceed 20% of the total value of the Merger Consideration, provided that in the event Lehman and H&Q are not prepared to deliver such analyses, this condition shall be deemed to have been satisfied if the Merger is restructured into a Direct Acquisition pursuant to Section 10.3(b), it being agreed that such restructuring can be triggered by Acquisition Sub or VRI after the expiration of the Election Period (as defined in Section 10.3(b)) if necessary to allow Hale and Dorr LLP and Goodwin, Procter & Hoar LLP to issue the opinions described in Sections 8.2(g) and 8.3(f).

        (g) HSR Act. The waiting period applicable to consummation of the Merger under the HSR Act, if applicable, shall have expired or been terminated.


     8.2 Conditions to Obligations of VRI to Effect the Merger. The obligation of VRI to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, unless waived by VRI:

        (a) Representations and Warranties. Each of the representations and warranties of T Cell contained in this Agreement shall have been true and correct when made and shall be true and correct as though made on and as of the Closing Date except (i) for any representations and warranties made as of a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date or (ii) where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a T Cell Material Adverse Effect.

        (b) Performance of Obligations. T Cell and Acquisition Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by T Cell or Acquisition Sub, at or prior to the Closing.

        (c) Certificate from Officers. Each of T Cell and Acquisition Sub shall have delivered to VRI a certificate of its respective President or Chief Financial Officer dated the Closing Date to the effect that the statements set forth in paragraphs (a), (b) and (e) of this Section 8.2 with respect to T Cell and Acquisition Sub, as the case may be, are true and correct.

        (d) Consents, Approvals, etc. All consents, authorizations, orders and approvals of or filings or registrations with any governmental commissions, boards, other regulatory bodies or third parties required to be made or obtained by T Cell including, but not limited to, third party consents under assignment or change of control provisions, in connection with the execution, delivery and performance of this Agreement and the Merger shall have been obtained or made except where the failure to have obtained such consents, authorizations, orders or approvals or to have made such filings or registrations would not, individually or in the aggregate, reasonably be expected to have a T Cell Material Adverse Effect.

        (e) Absence of Changes. From the date of this Agreement through the Closing Date, there shall not have occurred any changes concerning T Cell that, when combined with all other changes, have had or would reasonably be expected likely to have a T Cell Material Adverse Effect.

        (f) Employment Agreement. The Employee Agreement between J. Barrie Ward and T Cell shall be effective in accordance with its terms.

        (g) Tax Opinion. VRI shall have received a written opinion from Hale and Dorr LLP, in form and substance reasonably satisfactory to VRI, to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368 of the Code.

     8.3 Conditions to Obligation of T Cell and Acquisition Sub to Effect the Merger. The obligations of T Cell and Acquisition Sub to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, unless waived by T Cell and Acquisition Sub:

        (a) Representations and Warranties. Each of the representations and warranties of VRI contained in this Agreement shall have been true and correct when made and shall be true and correct as though made on and as of the Closing Date except (i) for any representations and warranties made as of a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date or (ii) where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a VRI Material Adverse Effect.

        (b) Performance of Obligations. VRI shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by VRI, at or prior to the Closing.

        (c) Absence of Changes. From the date of this Agreement through the Closing Date, there shall not have occurred any changes concerning VRI that, when combined with all other changes, have had or would reasonably be expected to have a VRI Material Adverse Effect.

        (d) Certificate from Officers. VRI shall have delivered to T Cell and Acquisition Sub a certificate of the President and the Chief Financial Officer of VRI dated the Closing Date to the effect that the statements set forth in paragraphs (a), (b) and (c) above of this Section 8.3 are true and correct.

        (e) Consents, Approvals, Etc. All consents, authorizations, orders and approvals of or filings or registrations with any governmental commissions, boards, other regulatory bodies or third parties required to be made or obtained by VRI including, but not limited to, third party consents under assignment or change of control provisions, in connection with the execution, delivery and performance of this Agreement and the Merger shall have been obtained or made except where the failure to have obtained such consents, authorizations, orders or approvals or to have made such filings or registrations would not, individually or in the aggregate, reasonably be expected to have a VRI Material Adverse Effect.

        (f) Tax Opinion. T Cell shall have received a written opinion from Goodwin, Procter & Hoar LLP, in form and substance reasonably satisfactory to T Cell, to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368 of the Code.


ARTICLE 9. TERMINATION; AMENDMENT; WAIVER

     9.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of VRI or T Cell:

        (a) by mutual written consent of T Cell and VRI;

        (b) by either T Cell or VRI, if any United States federal or state court of competent jurisdiction or other governmental entity shall have issued a final order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable, provided that the party seeking to terminate shall have used its reasonable best efforts to appeal such order, decree, ruling or other action;

        (c) by either T Cell or VRI, if the Merger shall not have been consummated on or before October 31, 1998 (the "Drop Dead Date") (other than due to the failure of the party seeking to terminate this Agreement to perform any of its material obligations under this Agreement required to be performed at or prior to the Effective Time); provided, however, that if the Proxy Statement is not mailed to stockholders of VRI and T Cell on or before September 15, 1998, then the Drop Dead Date shall automatically be extended to November 30, 1998);

        (d) by T Cell, if VRI shall have (i) withdrawn, modified or amended in any respect adverse to T Cell or Acquisition Sub its approval or recommendation to the stockholders of VRI for adoption of this Agreement and approval of the Merger, (ii) failed to include such recommendation in the Proxy Statement,
(iii) recommended any Acquisition Proposal from a person other than T Cell or Acquisition Sub, (iv) publicly expressed no opinion and remained neutral toward any Acquisition Proposal, or (v) resolved or agreed to do any of the foregoing, provided that in any such case, VRI shall pay T Cell the Termination Fee (as hereinafter defined) in accordance with Section 9.3(a);

        (e) by VRI, if, notwithstanding the provisions of Section 7.1, the Board of Directors of VRI determines in good faith, after consultation with and based on the advice of VRI Legal Counsel, that such action is necessary in order for the Board of Directors of VRI to comply with the directors' fiduciary duties to stockholders under applicable law and the Board of Directors of VRI authorizes or desires to authorize VRI to execute an agreement (a "Superior Proposal Agreement") providing for a Superior Proposal (as hereinafter defined), provided that VRI has, immediately prior to the termination of this Agreement and/or the execution of such Superior Proposal Agreement, paid the Termination Fee in accordance with 9.3(a). For purposes of this Agreement, a "Superior Proposal" means any bona fide Acquisition Proposal, the terms of which the Board of Directors of VRI determines in its good faith judgment, after being advised by H&Q or another financial advisor of national standing, that such Acquisition Proposal is more favorable from a financial point of view to VRI's stockholders than the Merger;

        (f) by VRI, if T Cell or Acquisition Sub has failed to perform in any material respect any of its obligations required to be performed by them under this Agreement and such failure continues for more than 30 days after notice thereof unless failure to so perform has been caused by or results from a breach of this Agreement by VRI;

        (g) by T Cell, if VRI shall have failed to perform in any material respect any of its obligations required to be performed by it under this Agreement and such failure continues for more than 30 days after notice unless failure to so perform has been caused by or results from a breach of this Agreement by T Cell or Acquisition Sub;

        (h) by VRI, if T Cell shall have (i) withdrawn, modified or amended in any respect adverse to VRI its approval or recommendation to the stockholders of T Cell for approval of the issuance of T Cell Common Stock and T Cell Warrants in the Merger pursuant to this Agreement, or (ii) failed to include such recommendation in the Proxy Statement, provided that in such case T Cell shall pay VRI its out-of-pocket expenses in accordance with Section 9.3(b).

     9.2 Effect of Termination. In the event of termination of this Agreement by either VRI or T Cell as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of T Cell, Acquisition Sub or VRI, other than the provisions of
Section 7.8(b), this Section 9.2, Sections 7.14, 9.3 and 10.4. Nothing contained in this Section 9.2 shall relieve any party of liability for any willful breach of the representations, warranties, covenants or agreements set forth in this Agreement or any of the Proxy Agreements that occurs prior to such termination.


   9.3  Termination Fees and Expenses.


        (a) As a condition to the willingness of T Cell and Acquisition Sub to enter into this Agreement and to compensate T Cell and Acquisition Sub for entering into this Agreement, taking action to consummate the transactions hereunder and thereunder and incurring the costs and expense related thereto, T Cell, Acquisition Sub and VRI agree that in the event VRI terminates this Agreement pursuant to Section 9.1(e), or T Cell or Acquisition Sub terminates this Agreement pursuant to Section 9.1(d), VRI shall immediately pay T Cell an amount (the "Termination Fee") in cash (payable by wire transfer of immediately available funds to an account designated by T Cell) equal to the sum of (i) $2,750,000, plus (ii) all documented reasonable out-of-pocket expenses actually incurred by T Cell and Acquisition Sub prior to such termination in connection with the negotiation and preparation of this Agreement and the transactions, consents and filings contemplated hereby and thereby, including, but not limited to, all attorneys' and accountants' fees and expenses, filing fees, printing expenses, and expenses incurred by T Cell and Acquisition Sub in connection with the Proxy Statement, the Form S-4, the New Warrants Shelf, the Old Warrants Shelf and the Resale Shelf; provided, however, that the aggregate amount of expenses required to be reimbursed by VRI pursuant to this Section 9.3(a) shall not exceed $600,000.

        (b) In the event that VRI terminates this Agreement pursuant to Section 9.3(h), T Cell shall immediately pay VRI an amount in cash equal to VRI's documented reasonable out-of-pocket fees and expenses actually incurred by it prior to such termination in connection with the negotiation and preparation of this Agreement and the transactions, consents and filings contemplated hereby and thereby, including, but not limited to, all attorneys' and accountants' fees and expenses, filing fees, printing expenses and expenses incurred by VRI in connection with the Proxy Statement; provided, however, that the aggregate amount of expenses required to be reimbursed by T Cell pursuant to this Section 9.3(b) shall not exceed $600,000.

     9.4 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the first sentence of
Section 10.5, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.


ARTICLE 10. GENERAL PROVISIONS

     10.1 Nonsurvival of Representations, Warranties and Agreements. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger, provided, however, that the agreements contained in Article 4, Sections 7.4, 7.11, 7.12, 7.13, 7.14 and this Article 10 shall survive the Merger.

     10.2 Notices. Any notice required to be given hereunder shall be in writing and shall be sent by facsimile transmission and confirmed by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid) and addressed as follows:

     If to T Cell or Acquisition Sub:

     T Cell Sciences, Inc.
       119 Fourth Avenue
       Needham, MA 02194
       Attention: Una S. Ryan, Ph.D.
       President and CEO
       Fax: (781) 433-3191

     With copies to:

     Goodwin, Procter & Hoar LLP
       Exchange Place Boston, MA 02109
       Attention: Stuart M. Cable, Esq.
       Fax: (617) 523-1231

     If to VRI:

     Virus Research Institute, Inc.
       61 Moulton Street
       Cambridge, MA 02138
       Attention: J. Barrie Ward
       Chairman and CEO
       Fax: (617) 576-2605

     With copies to:

     Hale and Dorr LLP
       60 State Street
       Boston, MA 02109
       Attention: David E. Redlick, Esq.
       Fax: (617) 526-5000

     or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so delivered.

   10.3 Assignment; Binding Effect; Benefit.

        (a) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned prior to the Closing by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of
Article 4 and Sections 7.4, 7.11, 7.12, 7.13 and 7.14 (including for the benefit of the Indemnified Parties), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        (b) Notwithstanding any contrary provision of this Agreement at the election of Acquisition Sub made not later than the 30th day after the date hereof (the "Election Period"), which election can be made by Acquisition Sub in its sole discretion, Acquisition Sub may assign all of its rights and obligations under this Agreement to T Cell, whereby T Cell will assume all such obligations and the Merger shall mean the merger of VRI with and into T Cell, as the Surviving Corporation, (a "Direct Acquisition") in which event, upon the effective time of the Direct Acquisition, the separate corporate existence of VRI shall cease and the charter, bylaws, directors and officers of T Cell shall be the charter, bylaws, directors and officers of the Surviving Corporation as provided by the terms of this Agreement. If Acquisition Sub and T Cell elect to restructure the Merger into a Direct Acquisition, T Cell and VRI shall cooperate in good faith to make all amendments to this Agreement reasonably necessary to preserve to the greatest extent reasonably possible the substantive rights of all parties hereunder in spite of the change in structure and to allow the consummation of the Direct Acquisition with the minimum disruption to the businesses and operations of each of T Cell and VRI.

     10.4 Entire Agreement. This Agreement, the Exhibits, the VRI Disclosure Letter and the T Cell Disclosure Letter constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto, except that the Confidential Disclosure Agreement shall remain in effect and shall be binding upon the parties hereto and thereto in accordance with its respective terms; provided, however, to the extent, any of the terms of the Confidential Disclosure Agreement are inconsistent with this Agreement, this Agreement shall be controlling. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

     10.5 Amendment. This Agreement may be amended by the parties hereto, by action taken by their respective boards of directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of VRI and T Cell, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     10.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. VRI, T Cell and Acquisition Sub hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the Commonwealth of Massachusetts and of the United States of America located in the Commonwealth of Massachusetts (the "Massachusetts Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waive any objection to the laying of venue of any such litigation in the Massachusetts Courts and agree not to plead or claim in any Massachusetts Court that such litigation brought therein has been brought in any inconvenient forum.


     10.7 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.


     10.8 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.


     10.9 Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.


     10.10 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.


     10.11 Incorporation. The VRI Disclosure Letter and the T Cell Disclosure Letter and all Exhibits and Schedules attached hereto and thereto and referred to herein and therein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.


     10.12 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.


     10.13 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Massachusetts Court, this being in addition to any other remedy to which they are entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties hereto.


   10.14  Certain Definitions.


        (a) As used in this Agreement, the word "person" means an individual, a corporation, a partnership, an association, a joint-stock company, a trust, a limited liability company, any unincorporated organization or any other entity.



        (b) As used in this Agreement, the word "affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.


        (c) As used in this Agreement, the phrase "transactions contemplated by this Agreement" shall include without limitation, each act and transaction to be performed or completed under this Agreement or any of the Proxy Agreements by any party hereto or thereto.


        (d) References to a party's "knowledge" in this Agreement means the actual knowledge of the directors and officers of that party who are required to file reports under Section 16(a) of the Exchange Act.

                {Signature Page to Agreement and Plan of Merger}


     IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.



ATTEST:                                           T CELL SCIENCES, INC.


By: /s/ Norman W. Gorin                           By: /s/ Una S. Ryan
    -------------------------------                   --------------------------
Name: Norman W. Gorin                                 Name: Una S. Ryan
Title: Vice President and CFO                         Title: President and CEO


ATTEST:                                           TC MERGER CORP.
By: /s/ Norman W. Gorin                           By: /s/ Una S. Ryan
   -----------------------                            --------------------------
Name: Norman W. Gorin                                 Name: Una S. Ryan
Title: Vice President and CFO                         Title: President and CEO


ATTEST:                                           VIRUS RESEARCH INSTITUTE, INC.
By: /s/ William A. Packer                         By: /s/ J. Barrie Ward
    -----------------------                           --------------------------
Name: William A. Packer                           Name: J. Barrie Ward
Title: President and CFO                          Title: Chairman and Chief
                                                  Executive Officer

                                    EXHIBIT A

                             Principal Stockholders



                                                            Number of Shares of
                                                                    VRI
          Name and Address                                   Common Stock Held
------------------------------------                       --------------------
HEALTHCARE VENTURES II, L.P.                                   1,324,975
1 Kendall Square
Cambridge, MA 02138

HEALTHCARE VENTURES III, L.P.                                  1,131,595
1 Kendall Square
Cambridge, MA 02138

HEALTHCARE VENTURES IV, L.P.                                     332,306
1 Kendall Square
Cambridge, MA 02138

AXIOM VENTURE PARTNERS, L.P.                                     229,644
City Place II
185 Asylum Street, 17th Floor
Hartford, CT 06103

J. Barrie Ward
c/o Virus Research Institute, Inc.                                23,080
61 Moulton Street
Cambridge, MA 02138

William A. Packer                                                 83,334
c/o Virus Research Institute, Inc.
61 Moulton Street
Cambridge, MA 02138

John W. Littlechild                                                    0
HealthCare Ventures
1 Kendall Square
Cambridge, MA 02138

Alan M. Mendelson                                                      0
c/o Axiom Venture Partners, L.P.
City Place II
185 Asylum Street, 17th Floor
Hartford, CT 06103

                                     ANNEX B

================================================================================











                    COMMON STOCK PURCHASE WARRANT PROVISIONS














================================================================================

                                TABLE OF CONTENTS


                                                                                          Page
                                                                                         -----
ARTICLE I

  WARRANT CERTIFICATES ...............................................................   B-3
  Section 1.1     Form of Warrant Certificates .......................................   B-3
  Section 1.2     Execution of Warrant Certificates ..................................   B-3
  Section 1.3     Registration of Warrant Certificates ...............................   B-3
  Section 1.4     Exchange and Transfer of Warrant Certificates ......................   B-3
  Section 1.5     Lost, Stolen, Mutilated or Destroyed Warrant Certificates ..........   B-4
  Section 1.6     Cancellation of Warrant Certificates ...............................   B-4

ARTICLE II
  WARRANT EXERCISE PRICE AND EXERCISE OF WARRANTS ..................................     B-4
  Section 2.1     Exercise Price .....................................................   B-4
  Section 2.2     Reservation of Common Stock ........................................   B-4
  Section 2.3     Exercise of Warrants ...............................................   B-4
  Section 2.4     Issuance of Common Stock ...........................................   B-4
  Section 2.5     Certificates for Unexercised Warrants ..............................   B-5
  Section 2.6     Registration of Warrant Shares .....................................   B-5
  Section 2.7     No Impairment ......................................................   B-5

ARTICLE III
  ADJUSTMENTS AND NOTICE PROVISIONS ................................................     B-5
  Section 3.1     Adjustment of Exercise Price .......................................   B-5
  Section 3.2     No Adjustments to Exercise Price ...................................   B-7
  Section 3.3     Adjustment of Number of Shares .....................................   B-7
  Section 3.4     Reorganizations ....................................................   B-7
  Section 3.5     Notice of Certain Actions ..........................................   B-8
  Section 3.6     Certificate of Adjustments .........................................   B-8
  Section 3.7     Warrant Certificate Amendments .....................................   B-8
  Section 3.8     Fractional Shares ..................................................   B-8
  Section 3.9     Liquidating Dividends ..............................................   B-8

ARTICLE IV
  MISCELLANEOUS ......................................................................   B-9
  Section 4.1     Changes to Agreement ...............................................   B-9
  Section 4.2     Assignment .........................................................   B-9
  Section 4.3     Successor to Company ...............................................   B-9
  Section 4.4     Notices ............................................................   B-9
  Section 4.5     Defects in Notice ..................................................   B-9
  Section 4.6     Governing Law ......................................................   B-9
  Section 4.7     Standing ...........................................................   B-10
  Section 4.8     Headings ...........................................................   B-10
  Section 4.9     Counterparts .......................................................   B-10
  Section 4.10    Availability of the Agreement ......................................   B-10
  Section 4.11    Entire Agreement ...................................................   B-10
Exhibit A--Form of Common Stock Purchase Warrant Certificate .........................   B-11

                              T CELL SCIENCES, INC.


     THESE COMMON STOCK PURCHASE WARRANT PROVISIONS (this "Agreement"), relate to certain Warrants (as defined below) to be issued by T Cell Sciences, Inc., a corporation organized under the laws of Delaware (the "Company"), pursuant to the Merger Agreement (as defined below).


                             W I T N E S S E T H:


     WHEREAS, the Company and Virus Research Institute, Inc., a corporation organized under the laws of Delaware ("VRI"), have entered into an Agreement and Plan of Merger dated as of May 12, 1998 (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of the Company will merge with and into VRI, with VRI as the surviving entity; and


     WHEREAS, the Merger Agreement provides that the Company will issue to the stockholders of VRI shares of the Company's common stock, par value $.001 per share ("Common Stock"), and warrants (each, a "Warrant", and collectively, the "Warrants") to purchase shares of Common Stock (the Common Stock issuable upon exercise of the Warrants being referred to herein as the "Warrant Shares") as consideration, subject to the terms and conditions of the Merger Agreement and this Agreement;


     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto agree as follows:


                                    ARTICLE I
                              WARRANT CERTIFICATES


     Section 1.1 Form of Warrant Certificates. The warrant certificates representing the Warrants issued under this Agreement (the "Warrant Certificates") shall be issued in registered form only and, together with the form of the election to purchase (the "Election to Purchase") and assignment to be attached thereto, shall be substantially in the form of Exhibit A attached hereto and, in addition, may have such letters, numbers or other marks of identification or designation and such legends, summaries, or endorsements stamped, printed, lithographed or engraved thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as, in any particular case, may be required in the opinion of counsel for the Company, to comply with any law or with any rule or regulation of any regulatory authority or agency, or to conform to customary usage.


     Section 1.2 Execution of Warrant Certificates. The Warrant Certificates shall be executed on behalf of the Company by its President and Chief Executive Officer and attested to by its Treasurer, either manually or by facsimile signature printed thereon. In the event that any authorized officer of the Company who shall have signed any of the Warrant Certificates shall cease to be an officer of the Company either before or after delivery of such Warrant Certificates by the Company, the signature of such person on such Warrant Certificates shall be valid nevertheless and such Warrant Certificates may be issued and delivered to those persons entitled to receive the Warrants represented thereby with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be an officer of the Company.


     Section 1.3 Registration of Warrant Certificates. The Company shall number and register the Warrant Certificates in a warrant register maintained by the Company. The Company may deem and treat the registered holder(s) of the Warrant Certificates (the "Holders") as the absolute owner(s) thereof for all purposes.


     Section 1.4 Exchange and Transfer of Warrant Certificates. The Warrants (and any Warrant Shares issued upon exercise of the Warrants) shall bear such restrictive legend or legends as may be required by law or by this Agreement and shall be transferable only in accordance with the terms of this Agreement.


     The Company shall from time to time register the transfer of any outstanding Warrant Certificates in the warrant register upon surrender thereof accompanied by a written instrument or instruments of transfer in form reasonably satisfactory to the Company duly executed by the Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney. Upon any such registration of transfer, the Company shall issue as promptly as practicable and in any event within three (3) business days after receipt of such notice of transfer a new Warrant Certificate to the transferee(s).

     Warrant Certificates and all rights thereunder may be exchanged, in whole or in part, at the option of the Holder(s) thereof when surrendered to the Company at the address set forth in Section 4.5 hereof for another Warrant Certificate or Warrant Certificates of like tenor and representing the right to purchase in the aggregate a like number of Warrant Shares; provided that the Company shall not be required to issue any Warrant Certificate representing any fractional Warrant Shares.

     The Company shall pay all expenses, taxes and other charges payable in connection with the preparation, issuance and delivery of new Warrant Certificates, including, without limitation, any transfer or stamp taxes.

     Section 1.5 Lost, Stolen, Mutilated or Destroyed Warrant Certificates. If any Warrant Certificate shall be mutilated, lost, stolen or destroyed, the Company shall issue, execute and deliver, in exchange and substitution for and upon cancellation of such mutilated Warrant Certificate, or in lieu of or in substitution for such lost, stolen or destroyed Warrant Certificate, a new Warrant Certificate representing the right to purchase an equivalent number of Warrant Shares. If required by the Company, the Holder of the lost, stolen or destroyed Warrant Certificate must agree to indemnify and protect the Company from any loss which it may suffer if the Warrant Certificate is replaced. Any new Warrant Certificate shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant Certificate shall be at any time enforceable by anyone.

     Section 1.6 Cancellation of Warrant Certificates. Any Warrant Certificate surrendered upon the exercise of Warrants or for exchange or transfer, or purchased or otherwise acquired by the Company, shall be canceled and shall not be reissued by the Company; and, except as provided in Section 2.5 with respect to the exercise of less than all of the Warrants evidenced by a Warrant Certificate or in Section 1.4 with respect to an exchange or transfer, no Warrant Certificate shall be issued hereunder in lieu of such canceled Warrant Certificate. Any Warrant Certificate so canceled shall be destroyed by the Company.


                                   ARTICLE II
                 WARRANT EXERCISE PRICE AND EXERCISE OF WARRANTS

     Section 2.1 Exercise Price. Each Warrant Certificate shall, when duly issued by the Company, entitle the Holder thereof to purchase from the Company, subject to the terms and conditions of this Agreement, the number of fully paid and nonassessable Warrant Shares evidenced thereby at a purchase price of Six Dollars and no/cents ($6.00) per share (the "Exercise Price") or such adjusted purchase price as may be established from time to time pursuant to the provisions of Article III hereof, payable in full in accordance with Section 2.3, at the time of exercise of the Warrant. Except as the context otherwise requires, the term "Exercise Price" as used in this Agreement shall mean the purchase price of one share of Common Stock, reflecting all appropriate adjustments made in accordance with the provisions of Article III hereof.

     Section 2.2 Reservation of Common Stock. The Company shall at all times reserve and keep available, free from preemptive rights, for issuance upon the exercise of Warrants, the maximum number of its authorized but unissued shares of Common Stock which may then be issuable upon the exercise in full of all outstanding Warrants. If the Common Stock is listed on any national securities exchange or quoted on Nasdaq at the time of any issuance of Warrant Shares, then such maximum number of shares of Common Stock shall be approved for listing or quotation, the case may be, subject to notice of issuance if applicable.

     Section 2.3 Exercise of Warrants.

       (a) Procedure. The Warrants may be exercised prior to the Expiration Date (as hereinafter defined) at the Exercise Price at any time following the date hereof. The Warrants shall expire at 5:00 p.m., New York City time, on
[         , 2003] [FIFTH ANNIVERSARY OF CLOSING DATE] (the "Expiration Date").
The Warrants may be exercised by surrendering the Warrant Certificates representing such Warrants to the Company at its address set forth in Section 4.5, together with the Election to Purchase duly completed and executed, accompanied by payment in full, as set forth below, to the Company of the Exercise Price for each Warrant Share in respect of which such Warrants are being exercised. Such Exercise Price shall be paid in full by cash or a certified check or a wire transfer in same day funds in an amount equal to the Exercise Price multiplied by the number of Warrant Shares then being purchased.


     Section 2.4 Issuance of Common Stock. As promptly as practicable after the Date of Exercise of any Warrants and in any event within three (3) business days after receipt of the Election to Purchase, the Company shall issue, or cause its transfer agent to issue, a certificate or certificates for the number of non-fractional Warrant Shares (the "Common Stock Certificate"), registered in accordance with the instructions set forth in the Election to Purchase, together with cash for fractional Warrant Shares exercised as provided in Section 3.9. All Warrant Shares issued upon the exercise of any Warrants shall be validly authorized and issued, fully paid, non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests in respect of the issuance thereof. Each person in whose name any such Common Stock Certificate is issued shall be deemed for all purposes to have become the holder of record of the Common Stock represented thereby on the Date of Exercise of the Warrants resulting in the issuance of such shares, irrespective of the date of issuance or delivery of such Common Stock Certificate. The Company shall pay all expenses, taxes and other charges payable in connection with the preparation, issuance and delivery of new Common Stock Certificates, including, without limitation, any transfer or stamp taxes. Upon exercise of the Warrant, the Holder shall also receive, in addition to the Warrant Shares, the associated rights to purchase shares of the Company's Class C-1 Junior Participating Cumulative Preferred Stock, par value $.01 per share (the "Preferred Stock Rights"), pursuant to the Rights Agreement dated November 10, 1994 between the Company and State Street Bank and Trust Company, as Rights Agent, if then in effect.

     Section 2.5 Certificates for Unexercised Warrants. In the event that, prior to the Expiration Date, a Warrant Certificate is exercised in respect of fewer than all of the Warrant Shares issuable on such exercise a new Warrant Certificate representing the remaining Warrant Shares shall be issued and delivered pursuant to the provisions hereof; provided that the Company shall not be required to issue any Warrant Certificate representing any fractional Warrant Shares.

     Section 2.6 Registration of Warrant Shares. The Company shall use its reasonable best efforts to make such filings and obtain such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under the Warrants, including without limitation registering under the Securities Act of 1933, as amended (the "Securities Act") the issuance of the Warrant Shares upon exercise of the Warrants and the Preferred Stock Rights and maintaining the effectiveness of the registration statement filed for such purpose.

     Section 2.7 No Impairment. The Company will not, by amendment of its charter or through reorganization consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Warrants, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holders of the Warrants against impairment.


                                   ARTICLE III
                        ADJUSTMENTS AND NOTICE PROVISIONS

     Section 3.1 Adjustment of Exercise Price. Subject to the provisions of this
Article III, the Exercise Price in effect from time to time shall be subject to adjustment, as follows:

       (a) In the event that the Company shall (i) declare a dividend payable in or make a distribution on the outstanding Common Stock of additional shares of Common Stock, (ii) subdivide or reclassify the outstanding Common Stock into a greater number of shares of Common Stock, or (iii) combine or reclassify the outstanding shares of Common Stock into a fewer number of shares of Common Stock, the Exercise Price in effect immediately after the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification, as the case may be, shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding immediately before such dividend, distribution, subdivision, combination or reclassification, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such dividend, distribution, subdivision, combination or reclassification. Any shares of Common Stock issuable in payment of a dividend shall be deemed to have been issued immediately prior to the record date for such dividend for the purpose of calculating the number of outstanding shares of Common Stock under Sections 3.l(b), 3.l(c) and 3.2(a) hereof. Such adjustment shall be made successively whenever any event specified above shall occur.

       (b) In the event that the Company shall fix a record date for the issuance of rights, options, warrants or convertible or exchangeable securities to all holders of its Common Stock entitling them (for a period which, by its express terms, expires within forty-five (45) days after such record date) to subscribe for or purchase shares of Common Stock at a price per share less than the Fair Market Value (as defined below) of a share of Common Stock on such record date, the Exercise Price shall be adjusted immediately thereafter so that it shall equal the price determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding on such record date plus the maximum number of shares of Common Stock which the aggregate subscription or purchase price for the total number of shares of Common Stock so offered for subscription or purchase pursuant to such rights, options, warrants or convertible or exchangeable securities would purchase at the Fair Market Value (as defined below) per share, and of which the denominator shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock issuable pursuant to such rights, options, warrants or convertible or exchangeable securities offered for subscription or purchase. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such rights, options, warrants or convertible or exchangeable securities are not so issued or expire unexercised, the Exercise Price then in effect shall be readjusted to the Exercise Price which would then be in effect if such unissued or unexercised rights, options, warrants or convertible or exchangeable securities had not been issuable in the first place.

       (c) In the event that the Company shall fix a record date for the making of a distribution to all holders of shares of Common Stock (i) of shares of any class of its capital stock other than Common Stock, or (ii) of evidences of its indebtedness, or (iii) of assets (excluding cash dividends or distributions and dividends or distributions referred to in Section 3.1(a)), or (iv) of rights, options, warrants or convertible or exchangeable securities (excluding those rights, options, warrants convertible or exchangeable securities referred to
Section 3.1(b)), then in each such case the Exercise Price in effect immediately thereafter shall be determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, of which the numerator shall be the total number of shares of Common Stock outstanding on such record date multiplied by the Fair Market Value per share of Common Stock on such record date, less the aggregate Fair Market Value of said other shares of capital stock or evidences of indebtedness or assets or rights, options, warrants or convertible or exchangeable securities so distributed, and of which the denominator shall be the total number of shares of Common Stock outstanding on such record date multiplied by such Fair Market Value per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed; provided, however, that in no event shall the Exercise Price be less than zero. In the event that such distribution is not so made, or that such distribution, by its express terms, is intended to be made, and is in fact made, with respect to any Warrant Shares issued after the record date for such distribution upon exercise of Warrants, the Exercise Price then in effect shall be readjusted to (or remain as) the Exercise Price which would then be in effect if such record date had not been fixed.

     (d) As used herein:

         (i) the term "Fair Market Value" means:

             (x) with respect to the Common Stock, on a per share basis, the average of the daily Closing Prices (as hereinafter defined) of the Common Stock for the five (5) consecutive Trading Days (as hereinafter defined) ending on the Trading Day immediately preceding a Computation Date (the "Fair Market Value Measurement Period"), or, if the Closing Price of the Common Stock cannot be determined pursuant to Section 2.3(b)(iv), the fair value thereof determined in good faith by the Company's Board of Directors as of a date which is within 15 days of the date as of which the determination is to be made; and

             (y) with respect to any other securities or property, the fair value thereof determined in good faith by the Company's Board of Directors as of a date which is within 15 days of the date as of which the determination is to be made;

          (ii) the term "Computation Date" means any date on which a calculation of the Fair Market Value of the Common Stock is contemplated by this Agreement;

          (iv) the term "Closing Price" for any date shall mean the last sale price reported in The Wall Street Journal regular way or, in case no such reported sale takes place on such date, the average of the last reported bid and asked prices regular way on the principal U.S. national securities exchange on which the Common Stock is admitted to trading or listed if that is the principal market for the Common Stock or, if not listed or admitted to trading on any national securities exchange or if such national securities exchange is not the principal market for the Common Stock, the last sale price as reported on The Nasdaq Stock Market, Inc.'s National Market ("Nasdaq") or its successor, if any, or if the Common Stock is not so reported, the average of the reported bid and asked prices in the over-the-counter market, as furnished by the National Quotation Bureau, Inc., or if such firm is not then engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business and reasonably selected by the Company or, if there is no such firm, as furnished by any member of the National Association of Securities Dealers, Inc. reasonably selected by the Company; and

          (v) the term "Trading Days" with respect to the Common Stock means (i) if the Common Stock is quoted on Nasdaq, or any similar system of automated dissemination of quotations of securities prices, days on which trades may be made on such system or (ii) if the Common Stock is listed or admitted for trading on any national securities exchange, days on which such national securities exchange is open for business.

       (e) In the event that there shall have occurred prior to the Computation Date any event described in Section 3.l(a), 3.l(b) or 3.1(c) which shall have become effective with respect to market transactions at any time (the "Market-Effect Date") within the Fair Market Value Measurement Period, the Closing Price for each Trading Day preceding the Market-Effect Date shall be adjusted, for purposes of calculating such average, by multiplying such Closing Price by a fraction, of which the numerator shall be the Exercise Price as in effect immediately prior to the Computation Date and the denominator of which shall be the Exercise Price as in effect immediately prior to the Market-Effect Date, it being understood that the purpose of this proviso is to ensure that the effect of such event on the market price of the Common Stock shall, as nearly as possible, be eliminated in order that the distortion in the calculation of the Fair Market Value per share may be minimized.

     Section 3.2 No Adjustments to Exercise Price. No adjustment in the Exercise Price in accordance with the provisions of Section 3.1(a), 3.1(b) or 3.1(c) hereof need be made unless such adjustment would amount to a change of at least 1.0% in such Exercise Price, provided, however, that the amount by which any adjustment is not made by reason of the provisions of this Section
3.2 shall be carried forward and taken into account at the time of any subsequent adjustment in the Exercise Price.

     Section 3.3 Adjustment of Number of Shares. Upon each adjustment of the Exercise Price pursuant to Section 3.l(a), 3.1(b) or 3.1(c), each Warrant shall thereupon evidence the right to purchase that number of Warrant Shares (calculated to the nearest hundredth of a share) obtained by multiplying the number of Warrant Shares purchasable immediately prior to such adjustment upon exercise of the Warrant by the Exercise Price in effect immediately prior to such adjustment and dividing the product so obtained by the Exercise Price in effect immediately after such adjustment.

     Section 3.4 Reorganizations. In the event of any capital reorganization, other than in the cases referred to in Section 3.1, or the consolidation or merger of the Company with or into another corporation (other than a merger or consolidation in which the Company is the continuing corporation and which does not result in any reclassification of the outstanding Common Stock or the conversion of such outstanding Common Stock into shares of other capital stock or other securities or property), or the sale or conveyance of the property of the Company as an entirety or substantially as an entirety (collectively such actions being hereinafter referred to as "Reorganizations"), there shall thereafter be deliverable upon exercise of any Warrant (in lieu of the number of Warrant Shares theretofore deliverable) the number of shares of stock or other securities or property to which a holder of the number of Warrant Shares which would otherwise have been deliverable upon the exercise of such Warrant would have been entitled upon such Reorganization if such Warrant had been exercised in full immediately prior to such Reorganization. In the event of any Reorganization, appropriate adjustment, as determined in good faith by the Company's Board of Directors, shall be made in the application of the provisions herein set forth with respect to the rights and interests of Holders so that the provisions set forth herein shall thereafter be applicable, as nearly as possible, in relation to any shares or other property thereafter deliverable upon exercise of Warrants. Any such adjustment shall be made by and set forth in a supplemental agreement prepared by the Company or any successor thereto, between the Company and any successor thereto, and shall for all purposes hereof conclusively be deemed to be an appropriate adjustment. The Company shall not effect any such Reorganization, unless upon or prior to the consummation thereof the successor corporation, or if the Company shall be the surviving corporation in any such Reorganization and is not the issuer of the shares of stock or other securities or property to be delivered to holders of shares of

Common Stock outstanding at the effective time thereof, then such issuer, shall assume the obligation to deliver to the Holder of any Warrant Certificate such shares of stock, securities, cash or other property as such holder shall be entitled to purchase in accordance with the foregoing provisions.

     Section 3.5 Notice of Certain Actions. In the event the Company shall (a) declare any dividend payable in stock to the holders of its Common Stock or make any other distribution in property other than cash to the holders of its Common Stock, (b) offer to the holders of its Common Stock rights to subscribe for or purchase any shares of any class of stock or any other rights, options, warrants or other convertible or exchangeable securities, (c) effect any reclassification of its Common Stock (other than a reclassification involving merely the subdivision or combination of outstanding shares of Common Stock) or any capital reorganization or any consolidation or merger (other than a merger in which the Company is the continuing corporation and which does not result in any reclassification of the outstanding Common Stock or the conversion of such outstanding Common Stock into shares of other capital stock or other securities or property), or any sale, transfer or other disposition of its property, assets and business substantially as an entirety, or the liquidation, dissolution or winding up of the Company, or (d) take any other action specified in Sections 3.1(a), 3.1(b) or 3.1(c); then, in each such case, the Company shall cause notice of such proposed action to be mailed to each Holder at least twenty (20) days prior to the record date for such action, or if no record is taken for such action, twenty (20) days before such action. Such notice shall specify the date on which the books of the Company shall close, or a record be taken, for determining holders of Common Stock entitled to receive such stock dividend or other distribution or such rights or options, or the date on which such reclassification, reorganization, consolidation, merger, sale, transfer, other disposition, liquidation, dissolution, winding up or exchange shall take place or commence, as the case may be, and the date as of which it is expected that holders of record of Common Stock shall be entitled to receive securities or other property deliverable upon such action, if any such date has been fixed.

     Section 3.6 Certificate of Adjustments. The Company shall perform any computations and determine any adjustments required to be made under this
Article III (the "Adjustments") and as promptly as practicable after determining any Adjustment, the Company shall prepare a certificate executed by the Chief Financial Officer of the Company setting forth such Adjustment and mail such certificate to each Holder (an "Adjustment Notice") within five (5) business days after the event resulting in adjustment. The Adjustment Notice shall include in reasonable detail (a) the events precipitating the Adjustment, (b) the computations relating to such Adjustment, and (c) the Exercise Price and the securities or other property purchasable upon exercise of each Warrant after giving effect to such Adjustment. In the event that the Holders of Warrants entitling such Holders to purchase 20% of the Warrant Shares subject to purchase upon exercise of Warrants at the time outstanding (the "Required Interest") shall disagree with any Adjustment, the Holders of the Required Interest shall give notice thereof (the "Dispute Notice") to the Company within fifteen (15) days after the Adjustment Notice. Upon receipt of the Dispute Notice, the Company shall promptly engage a third party independent public accounting firm acceptable to the Required Interest to make an independent determination of such disputed Adjustment (the "Independent Adjustment"). The Independent Adjustment shall be final and binding on the Company and all Holders.

     Section 3.7 Warrant Certificate Amendments. Irrespective of any adjustments pursuant to this Article III, Warrant Certificates theretofore or thereafter issued need not be amended or replaced, but certificates thereafter issued shall bear an appropriate legend or other notice of any adjustments; provided the Company may, at its option, issue new Warrant Certificates evidencing Warrants in such form as may be approved by its Board of Directors to reflect any adjustment in the Exercise Price and number of Warrant Shares purchasable under the Warrants.

     Section 3.8 Fractional Shares. The Company shall not be required upon the exercise of any Warrant to issue fractional Warrant Shares. If more than one Warrant is exercised at one time by the same Holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed based on the aggregate number of Warrant Shares purchasable upon exercise of such Warrants. With respect to any final fraction of a share called for upon the exercise of any Warrant or Warrants, the Company shall pay an amount in cash to the Holder of the Warrants in respect of such final fraction in an amount equal to the Fair Market Value of a share of Common Stock as of the date of exercise of such Warrants, multiplied by such fraction. All calculations under this
Section 3.8 shall be made to the nearest hundredth of a share.

     Section 3.9 Liquidating Dividends. If the Company pays a dividend or makes a distribution on the Common Stock payable otherwise than in cash out of earnings or earned surplus (determined in accordance with generally accepted accounting principles) except for stock dividend payable in shares of Common Stock (a "Liquidating

Dividend"), then the Company will pay or distribute to the Holders of the Warrants, upon the exercise thereof, in addition to the Warrant Shares purchased upon such exercise, the Liquidating Dividend which would have been paid to such Holders if they had been the owner of record of such Warrant Shares immediately prior to the date on which a record is taken for such Liquidating Dividend or, if no record is taken, the date as of which the record holders of Common Stock entitled to such dividends or distribution are to be determined.


                                   ARTICLE IV
                                  MISCELLANEOUS

     Section 4.1 Changes to Agreement. The Company, when authorized by its Board of Directors, with the written consent of Holders of at least a majority of the outstanding Warrants may amend or supplement this Agreement, except that no amendment which increases the Exercise Price or reduces the number of Warrant Shares shall be enforceable against a Holder who has not consented in writing to such amendment.

     Section 4.2 Assignment. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Holders shall bind and inure to the benefit of their respective successors and assigns.

     Section 4.3 Successor to Company. In the event that the Company merges or consolidates with or into any other corporation or sells or otherwise transfers its property, assets and business substantially as an entirety to a successor corporation or other entity, the Company shall use its best efforts to have such successor corporation or other entity to assume in writing each and every covenant and condition of this Agreement to be performed and observed by the Company, and such successor corporation or other entity shall be deemed, upon the closing of such merger, consolidation, transfer or sale, to have so assumed such liabilities whether or not such assumption is made in writing.

     Section 4.4 Notices. Any notice or demand required by this Agreement to be given or made by any Holder to or on the Company shall be sufficiently given or made if sent by first-class or registered mail, postage prepaid, addressed as follows:

     T Cell Sciences, Inc.

     Attention:
     Telephone:
     Facsimile:

     With a copy to:

     Goodwin, Procter & Hoar LLP
       Exchange Place
       Boston, Massachusetts 02109
       Attention: Stuart M. Cable, Esq.
       Telephone: (617) 570-1322
       Facsimile: (617) 523-1231

Any notice or demand required by this Agreement to be given or made by the Company to or on any Holder shall be sufficiently given or made if sent by first-class or registered mail, postage prepaid, addressed to such Holder and sent to the address of such Holder on the Company's warrant register.

     Any notice or demand required by this Agreement to be given or made by the Company to or on any Holder shall be sufficiently given or made, whether or not such Holder receives the notice, five (5) days after mailing, if sent by first-class or registered mail, postage prepaid, addressed to such Holder at its last address as shown on the books of the Company. Otherwise, such notice or demand shall be deemed given when received by the party entitled thereto.

     Section 4.5 Defects in Notice. Failure to file any certificate or notice or to mail any notice, or any defect in any certificate or notice pursuant to this Agreement shall not affect in any way the rights of any Holder or the legality or validity of any adjustment made pursuant to Section 3.1 or 3.2 hereof.

     Section 4.6 Governing Law. This Agreement and each Warrant Certificate issued hereunder shall be governed by the laws of the State of Delaware without regard to principles of conflicts of laws thereof.

     Section 4.7 Standing. Nothing in this Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the Company and the Holders any right, remedy or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise or agreement contained herein; and all covenants, conditions, stipulations, promises and agreements contained in this Agreement shall be for the sole and exclusive benefit of the Company and its successors and the Holders.

     Section 4.8 Headings. The descriptive headings of the articles and sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

     Section 4.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, and all of which together shall constitute one and the same instrument.

     Section 4.10 Availability of the Agreement. The Company shall keep copies of this Agreement available for inspection by Holders during normal business hours. Copies of this Agreement may be obtained upon written request addressed to the Company at the address set forth in Section 4.5.

     Section 4.11 Entire Agreement. This Agreement, including the Exhibits referred to herein and the other agreements and writings specifically identified herein or contemplated hereby, is complete, reflects the entire agreement of the parties with respect to its subject matter, and supersedes all previous written or oral negotiations, commitments and writings.

                  [Remainder of page intentionally left blank]

                                    EXHIBIT A


                FORM OF COMMON STOCK PURCHASE WARRANT CERTIFICATE

THE RIGHTS OF THE HOLDER OF THIS WARRANT ARE SUBJECT TO THE TERMS AND CONDITIONS CONTAINED IN, THE COMMON STOCK PURCHASE WARRANT PROVISIONS (THE "WARRANT PROVISIONS"), A COMPLETE AND CORRECT COPY OF THE FORM OF WHICH WILL BE FURNISHED BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

No. __________________

                        Certificate for        Warrants


                       NOT EXERCISABLE AFTER 5:00 P.M.,
    NEW YORK CITY TIME, ON       , 2003 [FIFTH ANNIVERSARY OF CLOSING DATE]


                              T CELL SCIENCES, INC.

                    COMMON STOCK PURCHASE WARRANT CERTIFICATE

     THIS CERTIFIES that         , a          , or its registered assigns is
the registered holder (the "Registered Holder") of the number of Warrants set forth above, each of which represents the right to purchase one fully paid and non-assessable share of the common stock, par value $.001 per share (the "Common Stock"), of T Cell Sciences, Inc., a corporation organized under the laws of Delaware (the "Company"), at the Exercise Price (as defined in and determined from time to time in accordance with the Warrant Provisions), by surrendering this Warrant Certificate, with the form of Election to Purchase attached hereto duly executed and by paying in full the Exercise Price (the shares of Common Stock issuable upon exercise of the Warrants being referred to herein as the "Warrant Shares"). Payment of the Exercise Price shall be made as set forth in the Warrant Provisions. No Warrant may be exercised after 5:00
P.M., New York City time, on        , 2003 [Fifth Anniversary of Closing Date]
(the "Expiration Date"). All Warrants evidenced hereby shall thereafter become void, subject to the terms of the Warrant Provisions hereinafter referred to.

     Prior to the Expiration Date, subject to any applicable laws, rules or regulations restricting transferability and to any restriction on transferability that may appear on this Warrant Certificate and in accordance with the terms of the Warrant Provisions hereinafter referred to, the Registered Holder shall be entitled to transfer this Warrant Certificate, in whole or in part, upon surrender of this Warrant Certificate at the principal office of the Company with the form of assignment set forth hereon duly executed. Upon any such transfer, a new Warrant Certificate or Warrant Certificates representing the same aggregate number of Warrant Shares will be issued in accordance with instructions in the form of assignment.

     Upon the exercise of less than all of the Warrants to purchase the shares of Common Stock evidenced by this Warrant Certificate, there shall be issued to the Registered Holder a new Warrant Certificate in respect of the Warrants not exercised.

     Prior to the Expiration Date, the Registered Holder shall be entitled to exchange this Warrant Certificate, with or without other Warrant Certificates, for another Warrant Certificate or Warrant Certificates for the same aggregate number of Warrant Shares, upon surrender of this Warrant Certificate at the principal office of the Company.

     Upon certain events provided for in Section 3.1 and 3.3 of the Warrant Provisions, the Exercise Price and/or the number of Warrant Shares is required to be adjusted.

     No fractional shares will be issued upon the exercise of Warrants. As to any final fraction of a share of Common Stock which the Registered Holder of one or more Warrant Certificates, the rights under which are exercised in the same transaction, would otherwise be entitled to purchase upon such exercise, the Company shall pay the cash value thereof determined as provided in the Warrant Provisions. No Warrant Certificate representing any fractional Warrant Shares will be issued.

     This Warrant Certificate is issued under and in accordance with the Warrant Provisions and is subject to the terms and conditions contained in the Warrant Provisions. All capitalized terms not defined herein shall have the meanings given such terms as set forth in the Warrant Provisions.

     Except as provided in Section 3.9 of the Warrant Provisions, this Warrant Certificate shall not entitle the Registered Holder to any of the rights of a stockholder of the Company, including, without limitation, the right to vote, to receive dividends and other distributions, or to attend or receive any notice of meetings of stockholders or any other proceedings of the Company.

                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed under its facsimile corporate seal.

                                            T CELL SCIENCES, INC.




                                            By:_________________________________
                                               Name:
                                               Title:

[Seal]                                      Attest:



                                            By:_________________________________
                                               Name:
                                               Title: Secretary

                              [Form of Assignment]

     FOR VALUE RECEIVED, the undersigned hereby irrevocably sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned represented by the within Warrant Certificate, with respect to the number of Warrants to purchase the Common Stock set forth below:



 Name of Assignee     Address     No. of Warrants
-----------------     -------     ---------------




and does hereby irrevocably constitute and appoint           true and lawful
Attorney, to make such transfer on the books of T Cell Sciences, Inc., maintained for that purpose, with full power of substitution in the premises.


Dated:        ,

                                          Signature


                                          ______________________________________
                                          (Signature must conform in all
                                          respects to name of holder as
                                          specified on the face of the Warrant
                                          Certificate.)

                         [Form of Election To Purchase]

     The undersigned hereby irrevocably elects to exercise        of the
Warrants represented by this Warrant Certificate and to purchase the Common Stock issuable upon the exercise of said Warrants, and requests that certificates for such shares be issued and delivered as follows:


ISSUE TO: ______________________________________________________________________
                                    (NAME)



________________________________________________________________________________
                         (ADDRESS, INCLUDING ZIP CODE)



________________________________________________________________________________
               (SOCIAL SECURITY OR OTHER IDENTIFICATION NUMBER)



DELIVER TO: ____________________________________________________________________
                                    (NAME)



at _____________________________________________________________________________
                         (ADDRESS, INCLUDING ZIP CODE)




     If the number of Warrants to purchase the Common Stock hereby exercised is less than all the Warrants represented by this Warrant Certificate, the undersigned requests that a new Warrant Certificate representing the number of such full Warrants not exercised be issued and delivered as follows:



ISSUE TO: ______________________________________________________________________
                                    (NAME)



________________________________________________________________________________
                         (ADDRESS, INCLUDING ZIP CODE)



________________________________________________________________________________
                 (SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER)



DELIVER TO: ____________________________________________________________________
                                    (NAME)



at _____________________________________________________________________________
                         (ADDRESS, INCLUDING ZIP CODE)



Date:        ,
                                            ____________________________________
                                            Signature


                                            (Signature must conform in all
                                            respects to name of holder as
                                            specified on the face of the
                                            Warrant Certificate.)


PLEASE INSERT SOCIAL SECURITY OR TAX I.D. NUMBER OF HOLDER: ____________________

                                     ANNEX C

================================================================================






                                 LEHMAN BROTHERS



                                  May 12, 1998

Board of Directors
T Cell Sciences, Inc.
119 Fourth Avenue
Needham, MA 02194



Members of the Board:

     We understand that T Cell Sciences, Inc. ("T Cell" or the "Company") and Virus Research Institute, Inc. ("VRI") plan to enter into an Agreement and Plan of Merger dated the date hereof (the "Agreement") pursuant to which a newly-formed subsidiary of T Cell will merge with and into VRI and, upon effectiveness of the merger, each holder of common stock of VRI will receive in exchange for each share of common stock of VRI (a) 1.55 shares of common stock of T Cell (the "Stock Exchange Ratio") and (b) warrants (the "Warrants") to purchase 0.2 shares of common stock of T Cell having a term of five years and an exercise price of $6.00 per share (the "Warrant Exchange Ratio" and, together with the Stock Exchange Ratio, the "Exchange Ratio") (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) the Annual Report on Form 10-K of each of T Cell and VRI for the year ended December 31, 1997 and such other publicly available information concerning the Company and VRI that we believe to be relevant to our analysis, (3) financial and operating information with respect to the respective businesses, operations and prospects of T Cell and VRI furnished to us by T Cell and VRI, (4) a trading history of the common stock of T Cell from May 1997 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a trading history of the common stock of VRI from May 1997 to the present and a comparison of that trading history with those of other companies that we deemed relevant,
(6) a comparison of the historical financial results and present financial condition of T Cell with those of other companies that we deemed relevant, (7) a comparison of the historical financial results and present financial condition of VRI with those of other companies that we deemed relevant, (8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, (9) the potential pro forma financial impact of the Proposed Transaction on the Company, (10) the theoretical value of the Warrants using mathematical modeling techniques that we customarily use to value common stock derivatives, and (11) the relative contributions of T Cell and VRI to the combined company upon consummation of the Proposed Transaction on a historical and projected pro forma basis. In addition, we have had discussions with the managements of the Company and VRI concerning their respective businesses, operations, assets, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of T Cell and VRI that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of T Cell and VRI, upon advice of the management of T Cell or VRI, as the case may be, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of T Cell or VRI, as the case may be, as to the future financial performance of T Cell or VRI, as the case may be. However, for purposes of our analysis, we also have considered certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the projections of the Company and VRI. We have discussed these adjusted projections with the managements of the Company and VRI and they have agreed with the appropriateness of the use of such adjusted projections in performing our analysis. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the T Cell or VRI and have not made or obtained any evaluations or appraisals of the assets or liabilities of T Cell or VRI. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be paid by the Company in the Proposed Transaction is fair to the Company.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the securities of T Cell and VRI for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

                                          Very truly yours,


                                          LEHMAN BROTHERS INC.





                                          By: /s/ Frederick Frank
                                              __________________________________
                                              Vice Chairman

                                     ANNEX D

================================================================================



HAMBRECHT & QUIST LLC

                                                             ONE BUSH STREET
                                                        SAN FRANCISCO, CA 94104
                                                             (415) 439-3000

May 11, 1998



Confidential


The Board of Directors
Virus Research Institute, Inc.
61 Moulton Street
Cambridge, MA 02139


Gentlemen:



You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Common Stock") of Virus Research Institute, Inc. ("VRI" or the "Company") of the consideration to be received by such shareholders in connection with the proposed merger of T Cell Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of T Cell Sciences, Inc. ("T Cell"), with and into VRI (the "Proposed Transaction") pursuant to the Agreement and Plan of Merger to be dated as of May 12, 1998, among T Cell, Merger Sub, and VRI (the "Agreement").

We understand that the terms of the Agreement provide, among other things, that each issued and outstanding share of Common Stock shall be converted into the right to receive 1.55 shares of common stock and 0.20 warrants to purchase common stock of T Cell, as more fully set forth in the Agreement. For purposes of this opinion, we have assumed that the Proposed Transaction will qualify as a tax-free reorganization under the United States Internal Revenue Code for the shareholders of the Company and that the Proposed Transaction will be accounted for as a purchase.

Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of VRI in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

In the ordinary course of business, Hambrecht & Quist may trade in the equity and derivative securities of T Cell and VRI for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to T Cell or VRI.

In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

    (i) reviewed the publicly available consolidated financial statements of T Cell for recent years and interim periods to date and certain other relevant financial and operating data of T Cell made available to us from published sources and from the internal records of T Cell;

   (ii) reviewed certain internal financial and operating information, including certain projections, relating to T Cell prepared by the management of T Cell;

   (iii) discussed the business, financial condition and prospects of T Cell with certain of its officers;

   (iv) reviewed the publicly available financial statements of VRI for recent years and interim periods to date and certain other relevant financial and operating data of VRI made available to us from published sources and from the internal records of VRI;

    (v) reviewed certain internal financial and operating information, including certain projections, relating to VRI prepared by the management of VRI;

    (vi) discussed the business, financial condition and prospects of VRI with certain of its officers;

   (vii) reviewed the recent reported prices and trading activity for the common stocks of T Cell and VRI and compared such information and certain financial information for T Cell and VRI with similar information for certain other companies engaged in businesses we consider comparable;

  (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

    (ix) reviewed the Agreement; and

    (x) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning T Cell or VRI considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of T Cell or VRI, nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of T Cell and VRI. For purposes of this opinion, we have assumed that neither T Cell nor VRI is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any material change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which T Cell common stock will trade subsequent to the Effective Time (as defined in the Agreement). We were not requested to, and did not, formally solicit indications of interest from any other parties in connection with a possible acquisition of, or business combination with, VRI.

It is understood that this letter is for the information of the Board of Directors in connection with their evaluation of the Proposed Transaction and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in the Proxy Statement/Prospectus relating to the Proposed Transaction. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Proposed Transaction.

Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the VRI Common Stock in the Proposed Transaction is fair to such holders from a financial point of view. We express no opinion, however, as to the adequacy of any consideration received in the Proposed Transaction by T Cell or any of its affiliates.



Very truly yours,



Hambrecht & Quist LLC



     By /s/ David G. Golden
        __________________________________
        David G. Golden
        Managing Director

                                    ANNEX E

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       DELAWARE GENERAL CORPORATION LAW


     262 APPRAISAL RIGHTS.--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except;

     a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

     b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

     c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

     d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to Section 228 or
Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection
(d) hereof, whichever is later.


     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.


     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.


     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.


     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.


     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.


     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                     CELCS PS 98

                                    PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20. Indemnification of Directors and Officers.

     T Cell is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law (the "DGCL"), which enables a corporation to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the Corporation, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 145 or (iv) for any transaction from which a director derived an improper personal benefit. T Cell has adopted such provisions in T Cell's Amended and Restated By-Laws (the "By-Laws").

     The DGCL permits, but does not require, a corporation to indemnify its directors, officers, employees or agents and expressly provides that the indemnification provided for under the DGCL shall not be deemed exclusive of any indemnification right under any bylaw, vote of stockholders or disinterested directors, or otherwise. The DGCL permits indemnification against expenses and certain other liabilities arising out of legal actions brought or threatened against such persons for their conduct on behalf of the corporation, provided that each such person acted in good faith and in a manner that he or she reasonably believed was in or not opposed to the corporation's best interests and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The DGCL does not allow indemnification of directors in the case of an action by or in the right of the corporation (including stockholder derivative suits) unless the directors successfully defend the action or indemnification is ordered by the court. The By-Laws provide for indemnification to the fullest extent authorized by the DGCL and, therefore, these statutory indemnification rights are available to the directors, officers, employees and agents of T Cell.

     T Cell currently carries a directors' and officers' liability insurance policy which provides for payment of expenses of T Cell's directors and officers in connection with threatened, pending or completed actions, suits or proceedings against them in their capacities as directors and officers, in accordance with the Bylaws and the DGCL.


Item 21. Exhibits and Financial Statement Schedules.


 Exhibit
 Number          Description
--------         ----------------------------------------------------------------------------------------------
    2.1    -     Agreement and Plan of Merger, dated as of May 12, 1998, by and among T Cell Sciences,
                 Inc., TC Merger Corp. and Virus Research Institute, Inc. (attached as Annex A to the Joint
                 Proxy Statement/Prospectus contained in this Registration Statement). Pursuant to Item
                 601(b)(2) of Regulation S-K, the Schedules referred to in the Merger Agreement are omitted.
                 The Registrant hereby undertakes to furnish supplementally a copy of any omitted Schedule to the Commission upon request.*
    3.1    -     Third Restated Certificate of Incorporation of T Cell Sciences, Inc., as amended and supplemented.**
    3.2    -     Form of Second Certificate of Amendment of Third Restated Certificate of Incorporation of
                 T Cell Sciences, Inc.**
    3.3    -     Amended and Restated By-Laws of T Cell Sciences, Inc. dated as of November 10, 1994.**
    3.4    -     Sixth Restated Certificate of Incorporation of Virus Research Institute, Inc., as amended.***
    3.5    -     Amended and Restated By-Laws of Virus Research Institute, Inc.****
    4.1    -     Form of Stock Purchase Agreement dated as of March 20, 1998, between the Registrant and certain stockholders of the Registrant.*****
    5.1    -     Opinion of Goodwin, Procter & Hoar LLP.**
    8.1    -     Opinion of Goodwin, Procter & Hoar LLP regarding certain tax matters.**
    8.2    -     Opinion of Hale and Dorr LLP regarding certain tax matters.**
   10.1    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and HealthCare Ventures II, L.P.******

 Exhibit
 Number          Description
--------         --------------------------------------------------------------------------------------
   10.2    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and HealthCare Ventures III, L.P.******
   10.3    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and HealthCare Ventures IV, L.P.******
   10.4    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and Axiom Venture Partners, L.P.******
   10.5    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and J. Barrie Ward.******
   10.6    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and William A. Packer.******
   10.7    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and John W. Littlechild.******
   10.8    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and Alan M. Mendelson.******
   10.9    -     Employment Agreement, dated as of May 12, 1998, by and between the Registrant and
                 J. Barrie Ward.**
   23.1    -     Consent of PricewaterhouseCoopers LLP.**
   23.2    -     Consent of Richard A. Eisner & Company, LLP.**
   23.3    -     Consent of Lehman Brothers Inc. (included in Annex C to the Joint Proxy Statement/
                 Prospectus contained in this Registration Statement).
   23.4    -     Consent of Hambrecht & Quist LLC (included in Annex D to the Joint Proxy Statement/
                 Prospectus contained in this Registration Statement).
   23.5    -     Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1).
   23.6    -     Consent of Hale and Dorr LLP (included in Exhibit 8.2).
   23.7    -     Consent of Fish & Richardson, P.C.**
   24.1    -     Powers of Attorney (included on signature page).
   99.1    -     Form of Proxy for T Cell Common Stock.**
   99.2    -     Form of Proxy for VRI Common Stock.**

------------
*      Previously filed as Exhibit 2 to the Virus Research Institute, Inc.
       Schedule 13D (File No. 005-49497) filed with the Commission on May 21, 1998.
**     Filed herewith.
*** Previously filed as Exhibit 3.1 to the Virus Research Institute, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (File No. 0-20711) filed with the Commission on August 8, 1996.
**** Previously filed as Exhibit 3.2 to the Virus Research Institute, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (File No. 0-20711) filed with the Commission on August 8, 1996.
***** Previously filed as Exhibit 4.1 to the T Cell Sciences, Inc. Registration Statement on Form S-3 (File No. 333-56755) filed with the Commission on June 11, 1998.
****** Previously filed as Exhibit 1 to the Virus Research Institute, Inc.
       Schedule 13D (File No. 005-49497) filed with the Commission on May 21, 1998.


Item 22. Undertakings.

   (a) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than

       20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registration hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

       (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not subject of and included in the registration statement when it became effective.

     (f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Needham, The Commonwealth of Massachusetts, on July 15, 1998.


                                            T CELL SCIENCES, INC.

                                            By: /s/ Una S. Ryan
                                                --------------------------
                                                Una S. Ryan, Ph.D.
                                                President, Chief Executive
                                                Officer and Director


                               POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each Una S. Ryan, Ph.D. and Norman W. Gorin such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in all and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                      Title                              Date
----------------------------   --------------------------------   --------------
/s/ Una S. Ryan                President, Chief Executive         July 15, 1998
-------------------------      Officer and Director
Una S. Ryan, Ph.D.             (Principal Executive Officer)


/s/ Norman W. Gorin            Vice President, Finance,           July 15, 1998
-------------------------      Chief Financial Officer
Norman W. Gorin                and Secretary (Principal
                               Financial Officer and Principal
                               Accounting Officer)


/s/ Harry H. Penner Jr.        Director                           July 15, 1998
-------------------------
Harry H. Penner, Jr.


/s/ Patrick C. Kung            Director                           July 15, 1998
-------------------------
Patrick C. Kung, Ph.D.


/s/ Thomas R. Ostermueller     Director                           July 15, 1998
-------------------------
Thomas R. Ostermueller

                                 EXHIBIT INDEX


Exhibit
Number           Description
--------         ----------------------------------------------------------------------------------------------
    2.1    -     Agreement and Plan of Merger, dated as of May 12, 1998, by and among T Cell Sciences,
                 Inc., TC Merger Corp. and Virus Research Institute, Inc. (attached as Annex A to the Joint
                 Proxy Statement/Prospectus contained in this Registration Statement). Pursuant to Item
                 601(b)(2) of Regulation S-K, the Schedules referred to in the Merger Agreement are omitted.
                 The Registrant hereby undertakes to furnish supplementally a copy of any omitted Schedule to the Commission upon request.*
    3.1    -     Third Restated Certificate of Incorporation of T Cell Sciences, Inc., as amended and supplemented.**
    3.2    -     Form of Second Certificate of Amendment of Third Restated Certificate of Incorporation of
                 T Cell Sciences, Inc.**
    3.3    -     Amended and Restated By-Laws of T Cell Sciences, Inc. dated as of November 10, 1994.**
    3.4    -     Sixth Restated Certificate of Incorporation of Virus Research Institute, Inc., as amended.***
    3.5    -     Amended and Restated By-Laws of Virus Research Institute, Inc.****
    4.1    -     Form of Stock Purchase Agreement dated as of March 20, 1998, between the Registrant and certain stockholders of the Registrant.*****
    5.1    -     Opinion of Goodwin, Procter & Hoar LLP.**
    8.1    -     Opinion of Goodwin, Procter & Hoar LLP regarding certain tax matters.**
    8.2    -     Opinion of Hale and Dorr LLP regarding certain tax matters.**
   10.1    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and HealthCare Ventures II, L.P.******
   10.2    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and HealthCare Ventures III, L.P.******
   10.3    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and HealthCare Ventures IV, L.P.******
   10.4    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and Axiom Venture Partners, L.P.******
   10.5    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and J. Barrie Ward.******
   10.6    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and William A. Packer.******
   10.7    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and John W. Littlechild.******
   10.8    -     Proxy Agreement, dated as of May 12, 1998, by and among the Registrant, TC Merger Sub and Alan M. Mendelson.******
   10.9    -     Employment Agreement, dated as of May 12, 1998, by and between the Registrant and J.
                 Barrie Ward.**
   23.1    -     Consent of PricewaterhouseCoopers LLP.**
   23.2    -     Consent of Richard A. Eisner & Company, LLP.**
   23.3    -     Consent of Lehman Brothers Inc. (included in Annex C to the Joint Proxy Statement/
                 Prospectus contained in this Registration Statement).
   23.4    -     Consent of Hambrecht & Quist LLC (included in Annex D to the Joint Proxy Statement/
                 Prospectus contained in this Registration Statement).
   23.5    -     Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1).
   23.6    -     Consent of Hale and Dorr LLP (included in Exhibit 8.2).
   23.7    -     Consent of Fish & Richardson, P.C.**
   24.1    -     Powers of Attorney (included on signature page).
   99.1    -     Form of Proxy for T Cell Common Stock.**
   99.2    -     Form of Proxy for VRI Common Stock.**

------------
*      Previously filed as Exhibit 2 to the Virus Research Institute, Inc.
       Schedule 13D (File No. 005-49497) filed with the Commission on May 21, 1998.
**     Filed herewith.
*** Previously filed as Exhibit 3.1 to the Virus Research Institute, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (File No. 0-20711) filed with the Commission on August 8, 1996.
**** Previously filed as Exhibit 3.2 to the Virus Research Institute, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (File No. 0-20711) filed with the Commission on August 8, 1996.
***** Previously filed as Exhibit 4.1 to the T Cell Sciences, Inc. Registration Statement on Form S-3 (File No. 333-56755) filed with the Commission on June 11, 1998.
****** Previously filed as Exhibit 1 to the Virus Research Institute, Inc.
       Schedule 13D (File No. 005-49497) filed with the Commission on May 21, 1998.